SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INVITATION	3
CALL NOTICE	4
Procedures inherent to the Annual Shareholders’ Meeting and Extraordinary General Meeting	6
Matters to be submitted for resolution at the Annual Shareholders’ Meeting and hereby convened	9
Matters to be submitted for resolution at the Extraordinary General Meeting hereby convened	17
LIST OF ANNEXES – OGM	18
LIST OF ANNEXES – EGM	165

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS convene all its shareholders to attend its 60th Annual Shareholder’s Meeting, as follows:

Date: April 27, 2021

Time (Brasília): 2 p.m.

The Annual Shareholders' Meeting will be held entirely digitally under the terms of article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of CVM Instruction No. 481, of December 17, 2009 (“IN CVM 481”), to be held on April 27, 2021, at 2:00 pm, through the digital platform WEBEX (“Digital Platform”)

Matters to be submitted for resolution at the Annual Shareholders’ Meeting:

1.	To take the Management's accounts, examine, discuss and vote on the Management Report and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2020;
2.	Deliberate on the proposal of the Company's management for destinantion of the results related to the year ended on December 31, 2020 and the distribution of dividends;
3.	To elect the members of the Board of Directors;
4.	To elect the members of the Fiscal Council and its alternates; and
5.	Set the global compensation for the Management, the members of the Company's Fiscal Council and the members of the Audit and Risk Statutory Committee;

The Company prepared this Management Proposal to meet the good corporate governance practices and transparency requirements, aiming to guide and enlighten all Shareholders about the matters to be deliberated upon, hereby placing its Investor Relations Department at disposal to clear up any additional doubts.

Service Channels

Website: https://www.eletrobras.com/elb/ir

E-mail: ombudsman-ri@eletrobras.com

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

61st Annual Shareholders’ Meeting

The company hereby calls the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) to meet at the Annual Shareholders Meeting, in an exclusively digital form, under the terms of article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of CVM Instruction 481, of December 17, 2009 (“IN CVM 481”), to be held on April 27, 2021, at 2:00 pm, through the digital platform WEBEX (“Digital Platform”), in order to decide on the following Agenda:

Matters to be submitted for resolution at the Annual Shareholders’ Meeting:

1.	To take the Management's accounts, examine, discuss and vote on the Management Report and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2020;
2.	Deliberate on the proposal of the Company's management for destinantion of the results related to the year ended on December 31, 2020 and the distribution of dividends;
3.	To elect the members of the Board of Directors;
4.	To elect the members of the Fiscal Council and its alternates; and
5.	Set the global compensation for the Management, the members of the Company's Fiscal Council and the members of the Audit and Risk Statutory Committee;

Pursuant to paragraph one of article 126 of the Brazilian Corporations Law and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the General Meeting hereby called, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot (“Voting Ballot”) made available by the Company on the Company's websites (https://www.eletrobras.com/elb/ir) and the Brazilian Securities and Exchange Commission – CVM website (www.cvm.gov.br) and the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) website (www.b3.com.br).

The Shareholder or its legal representative, in order to ensure admission to the General Meeting, pursuant to article 5 of CVM Instruction 481, shall submit the following documents:

•	if a natural person, copy of the identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by a proxy, copy of the mandate instrument signed with less 1 (one) year, together with the official identity document with photo of the attorney, and such attorney must be another shareholder or lawyer regularly registered on the staff of the Brazilian Bar Association; or

•	if a legal entity, (i) updated constitutive acts of the shareholder and the act that invests the representative (s) with sufficient powers for representation within the ASM, duly registered with the competent bodies, together with the official identity document with photo of the referred representative (s); (ii) if necessary, a power of attorney duly granted under the terms of the law and/or of the constituent acts of the shareholder, together with the official identity document with a photo of the attorney-in-fact.

Considering the situation that has been reported about the COVID-19 (coronavirus) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, the meeting will be held exclusively in digital manner, which is why the shareholder participation can only be:

(a) through Voting Ballot, with detailed instructions on the documentation required for remote voting are contained in the Ballot that can be accessed on the websites mentioned above; and

(b) through the Digital Platform, in person or by a proxy duly constituted under the terms of article 21-C, §§2 and 3 of IN CVM 481, in which case the shareholder may: (i) simply participate in the ASM, whether or not he has sent the Voting Ballot; or (ii) participate and vote in the AGO, noting that as for the shareholder who has already sent the Voting Ballot and that, if he wishes, votes in the Meeting by the Digital Platform, all voting instructions received through the Voting Ballot will be disregarded.

Shareholders wishing to participate in the ASM via the Digital Platform must access the Company's website, at http://www.eletrobras.com/AssembleiaVirtual and complete its registration, and after confirming the registration and receiving the registration password, attach all documents required to qualify for participation and/or vote in the ASM, at least 2 (two) days in advance of the date designated for the AGO, that is, until April 25, 2021. The following documents shareholders will be required to qualify and participate and/or vote in the AGO via the Digital Platform: (a) if a natural person, copy of the identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney, a copy of the power of attorney signed with less than 1 (one) year, together with the official identity document with photo of the attorney, and such attorney must be another shareholder or lawyer regularly registered with the Brazilian Lawyers Association; or (b) if a legal entity, (i) updated constitutive acts of the shareholder and the act that invests the representative (s) with sufficient powers for representation within the AGO, duly registered with the competent bodies, together with the official document photo ID of the representative(s); (ii) if necessary, a power of attorney duly granted under the terms of the law and/or the constituent acts of the shareholder, together with the official identity document with a photo of the attorney.

After sending all supporting documents, the shareholder or attorney-in-fact, as the case may be, will receive an invitation with an individual password to access the Digital Platform. Pursuant to article 5, paragraph 3 of CVM Instruction 481, access to the Digital Platform will not be allowed to shareholders who do not present the necessary participation documents within the term provided herein and as detailed in the Management Proposal.

The Company clarifies that, exceptionally for this ASM, it will dispense the need to send the physical copies of the shareholder representation documents to its office, as well as the signature of the grantor in the power of attorney to represent the shareholder, notarization, consularization, the apostille and sworn translation of all documents representing the foreign shareholder, simply sending a simple copy of the original copies of such documents through the website mentioned above. The Company will only admit power of attorneys granted by shareholders by electronic means containing digital certification that is within the standards of the Brazilian Public Key Infrastructure or by other means of proving the authorship and integrity of the document in electronic form.

Detailed information on the rules and procedures for participation and/or remote voting in the AGO, including guidelines for sending the Remote Voting Bulletin, are contained in the Management Proposal available on the CVM (www.cvm.gov.br) and Company (www.eletrobras.com/ri). Guidelines on access to the Digital Platform and rules of conduct to be adopted at the AGOE will be sent to each shareholder together with an invitation with an individual password to access the Digital Platform.

The Company's decision to hold the ASM exclusively digital, pursuant to article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of ICVM 481, was due to the extraordinary context that the country is going through and the rest of the world, due to the COVID-19 pandemic, where the transit of people is being limited by the competent authorities and which, including the opening of airspace and transit through airports, is one of the aspects of greatest instability. Thus, the realization of ASM exclusively digitally reduces the need for air travel and the health risk of all ASM participants, facilitating the participation of shareholders and others involved in the realization of ASM. Through this decision, the Company reiterates its commitment to the adoption of measures to combat the pandemic of COVID-19 and to the safety of its shareholders and employees and the communities in the regions where it operates.

Pursuant to article 141 of the Brazilian Corporation Law and articles 1 and 3 of CVM Instruction 165, of December 11, 1991, as amended, shareholders representing at least 5% (five percent) of the voting capital of the Company may request the adoption of the multiple voting process for the election of the members of the Board of Directors of the Company, 48 (forty-eight) hours before the ASM.

The resolutions at the Annual Shareholders’ Meeting shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Company websites (https://www.eletrobras.com/elb/ir), Brazillinan Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), to the entire documentation related to the business which shall be addressed at the Annual Shareholders’ Meeting, under the terms of the Brazilian Corporations Law CVM Instruction 481.

Brasília, March 24, 2021.

Ruy Flaks Schneider

Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1.    Procedures inherent to the Annual Shareholders’ Meeting

To facilitate the understanding and attendance of the Shareholders to the Annual Shareholders' Meeting, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting. (“Management Proposal”)

1.1.	Voting Right

•	Shareholders owning Common shares:

Will have the right to vote on all items on the Agenda, however, will not be able to participate, in the election, separately, for the vacancies of the Board of Directors and of the Fiscal Council directed to the holders of preferred shares.

•	Shareholders owning Preferred shares:

Will have the right to vote exclusively in the elections, separately, for the vacancies in the Board of Directors and the Fiscal Council, but cannot participate, however, in the election, separately, for the vacancies in the Board of Directors and in the Fiscal Council directed to the shareholders common shares.

1.2.	Opening of the Annual Shareholders’ Meeting

Pursuant to Article 125 of the Brazilian Corporation Law, for the installation of the ASM, on first call, it will be necessary for the shareholders and/or their legal representatives holding an interest corresponding to at least 1/4 of the voting capital of the Company to be installed. In second call, the meeting is installed with any number.

1.3.	Qualification and Participation in the Annual Shareholders’ Meeting

Representation at the Annual General Meeting

Pursuant to paragraph 1 of article 126 of the Brazilian Corporation Law and the decision of the I. CVM Board in CVM case RJ-2014/3578, rendered on November 4, 2014, the shareholder may be represented at the Annual Shareholders’ Meeting in one of the following ways: (a) if a natural person, by attorney-in-fact constituted less than 1 (one) year (who is shareholder, company administrator or lawyer regularly enrolled in the Brazilian Lawyers Association), (b) if legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its constituent acts and in accordance with the rules of the Brazilian Civil Code, (c) as an investment fund, by its administrator and/or manager or, attorney-in-fact entitled in terms of its constitutive acts and in accordance with the rules of the Brazilian Civil Code.

Documents for Participation in the Annual Shareholders’ Meeting

To participate in Annual Shareholders’ Meeting, the Shareholders should be holders of shares issued by the Company, upon presentation of the following documents:

(a) in case of a natural person, copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney in-fact, a copy of the power of attorney signed with less than 1 (one) year together with the official identity document with photo of the attorney, and such attorney to be another shareholder or lawyer regularly enrolled in the Brazilian Lawyers Association; or

(b) in case legal entity, (i) a copy of the current constituent acts of the shareholder and of the act that invests the representative with sufficient powers for representation in the scope of the Annual Shareholders’ Meeting, duly registered in the competent bodies, together with the official photo ID of the representative(s); (ii) if it is the case, an instrument of mandate duly granted pursuant to the law and/or the constitutive acts along with the attorney's official photo ID.

For the purposes of the documents provided for in item (b), the Company will abide by statutes and articles of association and minutes of corporate bodies that elect the representatives of the corporate shareholder, in a certificate issued by the respective registration body, attesting to the registration of the document or act registered

In the case of investment funds, the representative must prove its quality as administrator of the fund or attorney-in-fact duly appointed by him, in accordance with the applicable legislation.

The aforementioned documents must be submitted by the shareholder up to 2 (two) days before the date designated for the ASM, that is, until April 25, 2021, exclusively through the website address: http://www.eletrobras.com/AssembleiaVirtual

Registration and Accreditation for Distance Participation in Meeting

The shareholder who wishes to participate in the AGO, to express himself/herself and/or vote, via digital platform, must fill in all the registration data at http://www.eletrobras.com/AssembleiaVirtual. After receiving an email confirming the registration, the Shareholder must attach all (complete) supporting documents of qualification (as listed above) at the said website address, at least 2 (two) days before the date designated for the ASM, or that is, until April 25, 2021.

The Company will provide verification of the documents and the shareholder will be informed exclusively through the electronic address he has provided in his registration regarding his accreditation for participation in the ASM. In case of insufficient documentation, the shareholder must complement the documentation at the same address http://www.eletrobras.com/AssembleiaVirtual until April 25, 2021.

In the case of an attorney, he must register with his data at http://www.eletrobras.com/AssembleiaVirtual. After receiving a registration confirmation email, he must, through the same website, indicate each shareholder who will represent and attach the respective documents proving the status of shareholder and representation, under the terms mentioned above. The attorney-in-fact will receive an individual e-mail about the qualification status of each registered shareholder in his register and will provide, if necessary, the completion of documents. The attorney-in-fact who may represent more than one shareholder will only be able to vote for the ASM by the shareholders who have their qualification confirmed by the Company.

After sending all the supporting documents of qualification, the shareholder or attorney-in-fact, as the case may be, will receive an invitation with an individual password to access the Digital Platform and other rules of conduct to be adopted at the AGO. Each invitation will have an identification (“ID”) and a password, which will authorize only a single access to the ASM.

It should be noted that holders of ADRs participate and vote in meetings only and exclusively through their representative, Banco Bradesco S.A., as depositary financial institution, observing the terms and procedures established in the “Depositary Agreement” entered with Eletrobras.

Access to the ASM via the Digital Platform will be restricted to shareholders or their attorneys who are accredited under the terms of this Management Proposal (“Accredited Shareholders”). The Company warns that shareholders who do not submit the request and the necessary participation documents within the period required here will not be able to participate in the ASM.

Accredited Shareholders or their attorneys undertake to: (i) use the individual invitations solely and exclusively for the remote monitoring of the ASM, (ii) not transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, the invitation being non-transferable, and (iii) not recording or reproducing, in whole or in part, nor transferring, to any third party, shareholder or not, the content or any information transmitted by virtual means during the performance of the ASM.

If a specific Accredited Shareholder does not receive an individual invitation for virtual access at the ASM up to 8 (eight) hours before the start time of the ASM, you should contact the Investor Relations department of the Company through the email assembleiavirtual@eletrobras.com up to 4 (four) hours before the ASM start time.

Participation in the General Meeting via Digital Platform

The Accredited Shareholder who participates through the electronic system provided by the Company will be considered present at the ASM (being able to exercise their respective voting rights) and sign the respective minutes, pursuant to article 21-V, item III and sole paragraph, of the CVM Instruction 481.

In turn, the shareholder who has already sent the Voting Bulletin may also, if he wishes, register to participate in the ASM through the Digital Platform, provided that he does so in the manner and within the period described in this Management Proposal, in which case such shareholder may: (i) simply participate in the ASM, whether or not he has sent the Voting Ballot; or (ii) participate and vote in the ASM, noting that, as for the shareholder who has already sent the Voting Ballot and who, if he wishes, votes in the ASM, all voting instructions received through the Voting Ballot will be disregarded .

It should be noted that the Digital Platform meets the requirements provided for in article 21-C, §1 of CVM Instruction 481, which are: (i) the possibility of manifesting and simultaneous access to documents presented during the ASM that have not been previously made available; (ii) the full recording, by the Company, of the ASM; and (iii) the possibility of communication between the shareholders present.

Accredited Shareholders who enter the electronic system, from now on, authorize the Company to use any information contained in the ASM record to: (i) record the possibility of manifesting and viewing the documents presented during the ASM; (ii) registration of the authenticity and security of communications during the ASM; (iii) registration of the presence and votes cast by the participating shareholders; (iv) compliance with the legal order of competent authorities; and (v) defense of the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

The Accredited Shareholder who wishes to express an opinion on a specific matter on the ASM Agenda must use the Digital Platform to register such request, so that, in the order in which they are received by the board, the Accredited Shareholder is given the floor, through the opening your audio. In order to maintain the good performance of the AGO, a maximum time can be established for the manifestation of each participating shareholder.

Any manifestations made in writing, sent to the ASM table to the email assembleiavirtual@eletrobras.com until the end of the ASM, by any Accredited Shareholder or its attorney, will be attached to the respective minutes, if there is an express request.

The participating shareholder who wants to speak to make a statement on any matter not related to the ASM's agenda must use the usual channels of contact with the Company, through the Investor Relations Department.

The Company is not responsible for connection problems that the Accredited Shareholders may face and other situations that are not under the control of the Company, such as instability in the internet connection or incompatibility of the Digital Platform with the equipment of the Accredited Shareholder.

The Company also strongly recommends that Accredited Shareholders (i) carry out tests and become familiarized with the Webex tool in order to avoid incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the ASM day; and (ii) access the Digital Platform at least 30 (thirty) minutes before the start of the ASM, in order to avoid possible operational problems.

In order to assist its shareholders, the Company will provide remote technical support and provide the Accredited Shareholders with a guide with basic instructions for accessing the AGO through the Digital Platform.

Any doubts or clarifications on the above issues may be resolved or obtained by contacting the Investor Relations Department, by e-mail assembleiavirtual@eletrobras.com

Distance Voting

Pursuant to the authority provided in CVM Instruction 481, Eletrobras will make available to the Annual Shareholders Meeting the possibility of participation at a distance through the Distance Voting Ballot ("Voting Ballot"), whose model was made available on the websites of the Company (https://www.eletrobras.com/elb/ir), the CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

In order to participate in the Annual Shareholders’ Meeting in this modality, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the Bookkeeping Agent of its shares, namely, Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement entered with the Company, will receive the Company's network of bank branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent. Shareholders or their representatives should appear at any bank branch of the Bookkeeping Agent, with a valid original document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents should be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Ballots, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot directly to the Company and, in this case, should observe by the following rules:

(i)	Considering the situation that has been reported about the COVID-19 (“coronavirus”) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, which affects the activities carried out in person by the Company's employees, the Voting Ballot will only be received when sent by e-mail, to the following email address: ombudsman-ri@eletrobras.com. Thus, being, exceptionally for this ASM, the Company will not require the sending of the originals to the Company;

(ii)	The Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii) The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, observing, for this reason, the requirements and formalities referred to in item 1.3 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However, it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

The Voting Ballot received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the General Meeting pursuant to art. 21-B of CVM Instruction 481. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Ballots presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such matters.

1.4.	Restatement of the Management Proposal and the Voting Ballot

The Management Proposal for the 61st Ordinary General Meeting was released, on a timely basis, on March 24, 2021, after its approval by the Board of Directors. Considering that the controller requested the inclusion of a new candidate for the Board of Directors and given the request for the exclusion of his name, as candidate of the controller, by the former board member Mauro Gentile Rodrigues da Cunha, due to his resignation, it is necessary to republish this proposal.

Thus, the following changes were made exclusively to the Management Proposal, on pages 21, 38 and 61, and to the Voting Ballot:

• Exclusion of the name of Mr. Mauro Gentile Rodrigues da Cunha from the Management Proposal and the Voting Ballot;

• Inclusion of the name and respective data of Mr. Rodrigo Limp Nascimento in the Management Proposal and in the Voting Ballot.

There was no change in the content of the Call Notice, published on March 26, 29 and 30, 2021, in the widely circulated newspapers usually used by the Company.

1.5.	Historic

On March 19, 2021, the Company released its Financial Statements for the fiscal year ended on 12/31/2020 (“DFs 2020”). The Call Notice for the 61st Annual Shareholders Meeting, as well as its Management Proposal were released on March 24, 2021.

On April 17, 2020, the Comissão de Valores Mobiliários (“CVM) published instruction 622 that regulated digital meetings, thereby allowing companies to hold their meetings in this new format. It is precisely in this context that the Company calls this Meeting.

2.	Matters to be submitted for resolution at the Annual Shareholders’ Meeting

2.1.	To take the Management's accounts, examine, discuss and vote on the Management Report and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2020;

In accordance with article 132 of the Brazilian Corporations Law, within 4 (four) months after the end of the accounting year, the shareholders of the companies governed by it should meet to, among other matters, deliberate on the approval of the Financial Statements for the previous fiscal year.

The Company informs its shareholders that since March 19, 2021 (including) are available for consultation at the websites of the Company (https://www.eletrobras.com/elb/ir), the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) the Company's Annual Financial Statements, accompanied by the Management Report, the Independent Auditors' Report, the Company's Fiscal Council Opinion and the Summary Annual Report Eletrobras' Statutory Audit and Risk Committee for the fiscal year ended December 31, 2020. In this sense, the Company notes that, pursuant to article 133 of the Brazilian Corporation Law, the notices referring to the availability of the mentioned documentation were published in a timely manner in the newspapers usually used by the Company.

The publication of the Company's Complete Annual Financial Statements, together with Management’s Report, Opinions of the Fiscal Council on the Financial Statements and on the Retention of Article 196, Summarized Annual Report of the Statutory Audit and Risks Committee of Eletrobras and the Report of the Independent Auditors, relating to the fiscal year ended on December 31, 2020, are expected to be held on April 16, 2021.

Additionally, in compliance with CVM Instruction 481, the Company, 1 (one) month in advance of the date set for the holding of the Annual Shareholders’ Meeting, to be held on April 27, 2021, informs the following concerning the documents listed below:

•	Complete Annual Financial Statements; Management Report on corporate affairs and main administrative facts; Report of the Independent Auditors; Opinion of the Fiscal Council and Eletrobras Statutory Audit and Risk Statutory Annual Report, all relating to the year ended on December 31, 2020:

The Company's Complete Annual Financial Statements, including the Administration Report concerning corporate business and major administrative facts, the Auditor's Report of PricewaterhouseCoopers, the Eletrobras' Annual Report of the Audit and Risk Statutory Committee and the Opinion of the Fiscal Council, which approved them, for the fiscal year ended on December 31, 2020, were filed with the CVM and B3 S.A. – Brasil, Bolsa Balcão (“B3”), on March 19, 2021, and are available on the Company’s website (https://www.eletrobras.com/elb/ir), CVM website (www.cvm.gov.br) andf B3 website (www.b3.com.br).

In 2020, Eletrobras Holding registered a net profit of R$ 6,339 million, a reduction of 43% compared to the net profit of R$ 11,193 million recorded in 2019. This result for 2020 was decisively influenced by: (i) Result from equity interests, of R$ 10,928 million, mainly influenced by the result of the subsidiaries and partially offset by (ii) Provisions for legal contingencies, in the amount of R$ 2,642 million, mainly resulting from the provisions related to the compulsory loan lawsuits, in the amount of R$ 2,665 million.

Eletrobras presented, in 2020, a consolidated net profit of R$ 6,387 million, lower than the R$ 11,133 million obtained in 2019. However, it is necessary to consider that the profit of 2019 is composed of the Net Profit of the continued operations of R$ 7,848 million and Net Income of R$ 3,285 million referring to discontinued operations (Distribution), with emphasis on the privatization of the distributors Amazonas Energia and Ceal. Thus, if we consider the result of continued operations, we have a decrease of less than R$ 1,461 million, mainly explained by provisions and shutdowns of unscheduled plants, demonstrating the Company's robustness, in terms of cash generation, even in a year marked by pandemic of the covid-19. Eletrobras ended 2020 with consolidated cash of R$ 14.3 billion.

Consolidated Net Operating Revenue decreased by 2%, from R$ 29,714 million in 2019 to R$ 29,081 million in 2020, with a strong impact of the positive results in transmission as a result of the Periodic Tariff Review, with effect from July of 2020. This result in transmission partially offset the negative result in generation, strongly affected by the reduction in revenue due to the inflexibility of Candiota III and the negative portion of energy by the extension of the stoppages of the Angra 1 and 2 plants in the amounts of, respectively , R$ 205 million and R$ 267 million, as well as the termination of Existing Energy contracts in the Regulated Contracting Environment (ACR) in Furnas and Eletronorte (319MWavg and 362MWavg, respectively), although there was an increase of R$ 433 million in the generation revenue of the plants under the quota regime of Law 12,783/2013, due to the annual readjustment. The 2020 result was also impacted by the provision for contingencies of R$ 4,188 million, with an emphasis on R$ 2,665 million related to legal contingencies that discuss the monetary restatement of the compulsory loan, especially as a result of the reclassification of the unfavorable decision under process no. 0023102-98.1990.8.19.0001. The Ebtida IFRS, in the amount of R$ 11,474 million in 2019, fell to R$ 10,487 million in 2020. Consolidated recurring net operating revenue decreased slightly by 0.5%, from R$ 29,665 million in 2019 to R$ 29,508 million in 2020. Consolidated recurrent Ebtida fell by 2%, from R$ 14,268 million in 2019 to R$ 13,978 million in 2020. The profit for the year 2020 was also impacted by the exchange rate variation resulting from the pandemic, having generated a financial expense of R$ 544 million in 2020 compared to the positive variation of R$ 35 million in 2019.

Capital Budget Reserve - Article 196 of the Corporations Law

In relation to the year of 2019, we constituted the retention of this same reserve in the amount of R$ 2,008 million, as follows:

Looking at our budget realization, we can see that we had at least two significant changes in our capital budget in the year 2020:

• Capital contribution to Eletronuclear - R$ 1,202 million

• Payment of bonds - R$ 5,354 million

Accordingly, we understand that the company made capital expenditures that corroborate the decision to retain the investment reserve in the past year.

When approving the allocation of the 2019 results, the Company presented a multi-year capital budget and retained the amount of R$ 2,008 million, as a capital budget reserve, provided for in article 196 of the Brazilian Corporate Law, as follows:

R$ Thousand

ELETROBRAS

Destination of Net Income:

Net income for the year:	**10 697 124**
(-) Legal Reserve (5% of Net Income)	(534 856)
Calculation basis for the year	10 162 268
Mandatory dividend 2019 (25%)	**2 540 567**
Balance to be allocated for the year 2019	**7 621 701**

Total Dividends Payable in 2019	
Mandatory Dividend of 2019 (25% of adjusted net proft)	2 540 567
Total	**2 540 567**
(-) Preferred Share Dividend	(490 210)
(-) Dividends on Common Shares	(2 050 357)
(=) Balance after allocation	-

Destination of net income	
Balance for the destination of the fiscal year 2019	**10 697 124**
(-) Legal Reserve (5% of Net Income)	(534 856)
(-) IFRS 9/15 adjustment	(157 205)
(-) Mandatory Dividends	(2 540 567)
Subtotal a distribuir	**7 464 496**
(-) Constitution of a statutory reserve for investments (50% of net profit)	(5 348 562)
(-) Constitution of a statutory reserve for studies and projects (1% of net profit)	(106 971)
(-) Constitution of the Profit Retention reserve (art. 196, LSA)	(2 008 963)
(=) Balance to be distributed for 2019	-

The company informs that it made capital expenditures that corroborate the decision to retain the investment reserve in the past year, which was R$ 2,008 million, as follows:

• Capital contribution to Eletronuclear - R$ 1,202 million

• Payment of bonds - R$ 5,354 million

Regarding the revision of the capital budget presented in 2019, on a multi-annual basis, the Company reassessed, based on the new scenarios presented, and proposes the presentation of the capital budget, on an annual basis, as explained in the following item, with revision of the amounts for 2021. The capital budget and the profit retention proposal, for the year 2021, are dealt with in Annex 08.

•	Management comments on the Company's financial situation, pursuant to Section 10 of the Reference Form.

The Management's comments on the Company's financial situation pursuant to Section 10 of the Reference Form can be found in Annex 07 to this document.

•	Standardized Financial Statements Form - DFP

The Standardized Financial Statements Form - DFP was sent on the same date as the submission of the Complete Annual Financial Statements, that is, March 19, 2021, and is available on the Company's websites (https://www.eletrobras.com/elb/ir), from CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

2.2.	Deliberate on the proposal of the Company’s management for destinantion of the results related to the year ending on December 31, 2020 and the distribution of dividends;

In accordance with article 132 of the Brazilian Corporations Law, within 4 (four) months after the end of the accounting year, the shareholders of the companies governed by it should meet to deliberate on the allocation of results and the distribution of the net profit for the previous accounting year and the distribution of dividends to shareholders.

The net profit for the year is the one remaining after deduction of accumulated losses, the provision for income tax and the profit sharing of the Company's employees. Its distribution is the responsibility of the General Meeting and is reflected in the determination of the portions of the net income that will be transferred to the legal and statutory profit reserves and those that will be distributed to the shareholders as dividends.

In addition to the allocations established by Law, the Company's Articles of Incorporation establishes in its article 57, the statutory reserves that may be used to allocate the Company's results to each year.

The dividend in turn is the portion of the profit obtained during the fiscal year due to the current execution of the Company's corporate purpose, distributed to the shareholders in proportion to the number of shares held by it as set forth in the Bylaws.

The Brazilian Corporate Law, Article 202, establishes the mandatory dividend, which consists of a minimum portion of the net profit that, pursuant to the legal provisions and the Company's Bylaws, must be distributed to the Shareholders. In the case of the Company, its bylaws provide, in its Article 55, paragraph 1, that this portion will correspond to 25% (twenty-five percent) of the net income determined in the year, adjusted in accordance with the Brazilian Corporate Law. The same forecast is included in the Company's Dividend Policy.

In the fiscal year of 2020, a net income of R$ 6,338,688 thousand was registered, after adjusting the legal reserve (-R$ 316,934 thousand) and adding the prescribed dividends (+ R$ 4,044 thousand) and revaluation reserve (+ R$ 2,757 thousand), it totaled an adjusted net income of R$ 6,028,555 thousand. Thus, in view of the legal and statutory provision regarding the mandatory dividend, the portion corresponding to 25% (twenty-five percent) of the adjusted net income for the fiscal year 2020, equivalent to R$ 1,507,139 thousand, must be distributed to Company's shareholders, subject to the provisions of paragraphs 1 and 2 of article 10 of the Company's Bylaws.

In 2018, due to the Company's financial incapacity, a special reserve of retained dividends (article 202, §§ 4 and 5 of Law 6404) was constituted, in the amount of R$ 2,291,889 (two billion, two hundred and ninety-one million, eight hundred and eighty-nine thousand reais), duly approved by the 59th Ordinary General Meeting, on April 29, 2019. On January 29, 2021, after a reassessment of the Company's capacity, Eletrobras' Board of Directors approved, in the terms proposed by the Executive Board, the payment of the total amount of R$ 2,291,888,692.48 (two billion, two hundred and ninety-one million, eight hundred and eighty-eight thousand, six hundred and ninety-two reais and forty-eight centavos), as intermediary dividends for the year 2021, on account of the reversal of the entire balance of the special reserve for retained dividends, under the terms of §§ 4 and 5 of article 202 of Law No. 6,404/1976 (“Intermediate Dividends”). The payment was made, on February 19, to the preferred and ordinary shareholders, observing the priority in the payment of the dividends of the preferred shares established in paragraphs 1 and 2 of article 10 of the Bylaws, as well as the percentage of 10% (ten percent) more for each preferred share in relation to each common share, also provided for in paragraph 4 of the aforementioned article 10.

Considering that the annual minimum dividend payment obligation to preferred shareholders, established in paragraphs 1 and 2 of article 10 of the Bylaws, was fully complied with in 2021, any dividend distribution that may be declared and paid, in the year 2021, it must observe only the provisions of paragraphs 3 and 4 of article 10 of the Bylaws, which establishes that, after the minimum dividends are guaranteed to the preferred shares, at least 10 dividends will be guaranteed to each preferred share, for each share 10% (ten percent) higher than those attributed to each common share.

That said, Management proposes the following allocation of income for the fiscal year ended on December 31, 2020:

Capital Budget Reserve

Regarding the retention of profits, for the purposes of capital budgeting, as provided for in article 196 of the Brazilian Corporate Law, the Company clarifies that, on February 23, 2021, Provisional Measure 1031 was issued, which deals with the privatization of Eletrobras. The effectiveness of this scenario, as disclosed by the Company, through the Material Fact of December 23, 2020, which dealt with the Business and Management Master Plan 2021-2025, alters the Company's investment capacity. Considering that the Provisional Measure needs to be converted into Law, and that privatization depends on approval by the National Congress, the Company's investment level, in the long run, contains some degree of uncertainty. Therefore, the Company decided to reassess the decision to submit a capital budget on a multi-annual basis, as occurred at the 60th Annual General Meeting, and to re-present the capital budget annually.

For the year 2021, the Company revised its capital budget and the available sources, in addition to its cash availability, to face the obligations already contracted, risk of payment of legal expenses, especially related to compulsory loans, investments, amortizations of debts and contributions to be made in its subsidiary Eletronuclear, for the purpose of resuming the construction of the Nuclear Power Plant of Angra 3, and considered the proposed retention of R$ 1,471,208 thousand appropriate, to the capital budget reserve provided for in the Article 196 of the Corporations Law, inasmuch as its investments in Angra 3, added to the debt amortizations already mentioned above, already discounted from amounts to be raised from other sources, amount to approximately R$ 4.4 billion.

The Capital Budget proposal and the retention of R$ 1,471,208 thousand, as a reserve provided for in Article 196 of the Brazilian Corporate Law, can be found in Annex 08, as well as the Fiscal Council's Opinion on the Budget Proposal of Capital can be found in Annex 10.

About the above proposal, we clarify:

•  As provided for in the Brazilian Corporation Law, 5% (five percent) of the net income for the year, corresponding to R$ 316,934 thousand, should be allocated to the Legal Reserve;

•  As mentioned above, the Company's Management also submits to the General Meeting for approval the Capital Budget Proposal contained in Annex 08 to this Management Proposal, so that a portion of net income for the year equivalent to R$ 1,471,208 thousand is retained. The Fiscal Council's Opinion on the Capital Budget Proposal can be found in Annex 10 to this Management Proposal.

•  As provided for in Article 57, II, of the Company's Bylaws in force, 50% (fifty percent) of the net profit for the fiscal year ended on December 31, shall be allocated to the Statutory Investment Reserve. Accordingly, Management proposes that the amount of R$ 3.169.344 thousand be allocated to the Statutory Investment Reserve.

•  As provided for in Article 57, I, of the Company's Bylaws in force, 1% (one percent) of the net profit for the fiscal year ended on December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount of R$ 63.387 thousand be allocated to the Statutory Reserve for Studies and Projects.

•  As provided for in article 56, first paragraph, of the Bylaws, 25% (twenty-five percent) of the adjusted net income for the fiscal year ended on December 31 is paid as mandatory dividends. Accordingly, Management proposes that the mandatory dividend amounts of R$ 1,507,139 thousand be declared and paid by December 31, 2021, as provided for in the third paragraph of article 205 of the Brazilian Corporation Law.

In this sense, the Proposal for the Allocation of Net Income for the fiscal year ended December 31, 2020, formulated by Management in the form of CVM Instruction 481, can be found in Annex 09 hereto.

2.3.	To elect the members of the Board of Directors;

Pursuant to Article 32 of the Bylaws, the Board of Directors will be comprised of 11 (eleven) members, elected by the General Meeting, who will designate among them the President, with a unified term of office of 02 (two) years, being allowed, in the maximum, 03 (three) consecutive renewals, as follows:

•	seven directors appointed by the Minister of State for Mines and Energy, of which at least two must meet the conditions provided for in art. 25 of Law No. 13,303/2016 and in art. 36 of Decree No. 8,945/2016;

•	a director appointed by the Minister of Economy, in accordance with current legislation;

•	a director elected, in a separate vote at the General Meeting, by minority shareholders holding common shares, issued by Eletrobras, and the candidate must meet the requirements of Law No. 13,303/2016;

•	a director elected by a separate vote at the General Meeting, excluding the controlling shareholder, by the holders of preferred shares, issued by Eletrobras that represent at least ten percent of the share capital, excluding, for this calculation, the shares held by controlling shareholders, and the candidate must meet the requirements of Law No. 13,303/2016; and

•	a director elected as a representative of employees, chosen by the direct vote of his peers among active employees and in an election organized by the company together with the union entities that represent them, under the terms of the current legislation.

In accordance with paragraph 1 of article 43 of the Bylaws, the President of the Company must also be a member of the Board of Directors.

With the exception of the board member elected by Eletrobras employees, the current members of the Board of Directors were elected, according to the following dates, however their terms of office will end in the Annual General Meeting to be held in April 2021, therefore, it is necessary a new election to compose the Board of Directors. Directors may be reappointed, subject to the limit of 3 consecutive reappointments.

Current Members	ASM/Date	Endo of Term	Quantity of Terms
WILSON FERREIRA JÚNIOR– appointed by the controlling shareholder	59th ASM – 04/29/2019	ASM 2021	3
LUCIA MARIA MARTINS CASASANTA – appointed by the controlling shareholder	60th ASM – 07/29/2020	AGO 2021 (replace the board member Vicente Falconi Campos)	1
RUY FLAKS SCHENEIDER – appointed by the controlling shareholder	59th ASM – 04/29/2019	ASM 2021	1
BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO – appointed by the controlling shareholder	59th ASM – 04/29/2019	ASM 2021	1

MAURO GENTILE RODRIGUES CUNHA – appointed by the controlling shareholder	59th ASM – 04/29/2019	ASM 2021	2
RICARDO BRANDÃO SILVA – appointed by the controlling shareholder	59th ASM – 04/29/2019	ASM 2021	1
MARCELO DE SIQUEIRA FREITAS – appointed by the controlling shareholder	59th ASM – 04/29/2019	ASM 2021	1
DANIEL ALVES FERREIRA - elected by minority shareholders holding common shares issued by the Company	59th ASM – 04/29/2019	ASM 2021	1
FELIPE VILLELA DIAS - elected by the minority shareholders holding preferred shares issued by the Company	59th ASM – 04/29/2019	ASM 2021	1
LUIZ EDUARDO DOS SANTOS MONTEIRO – employees representative	59th ASM - 04/29/2019	ASM 2021 Must be succeeded by the new candidate elected by the employees, Mr. Carlos Eduardo Rodrigues Pereira, according to the process conducted by the Electoral Commission and the result promulgated by the President of the Company on March 4, 2021.	1

The terms of the mandates of the directors are unified and will expire on the date of the 2021 annual general meeting. It happens that the controlling shareholder decided to replace Mr. Vicente Falconi Campos, director elected by the controller, based on article 32, I, of the Bylaws, before the end of the term. In substitution, the controlling shareholder appointed Ms. Lucia Casasanta, as a candidate to be elected at the annual general meeting hereby convened, as an effective member of the Board of Directors, for the residual term of office until the annual general meeting of 2021.

Subsequently, on December 18, 2020, Mr. José Guimarães Monforte, who was Chairman of the Board of Directors, resigned from his position of director of Eletrobras' management for personal reasons. Under the terms of art. 38 of Eletrobras' Bylaws, Mr. Ruy Flaks Scheneider took his place, to exercise the chairmanship of the collegiate until the next Annual Shareholders Meeting to be held in 2021.

On January 24, 2021, the then President of Eletrobras, Mr. Wilson Ferreira Junior, presented his resignation from the position of President of the Company, remaining in that position until March 15, 2021. Mr. Wilson Ferreira Junior did not resign the position as a member of the Board of Directors and his current term as a director will end at the next annual general meeting.

However, pursuant to article 43 of the Bylaws, the new President of the Company must also be a member of the Eletrobras Board of Directors. With the resignation of Mr. Wilson Ferreira Junior to the position of President, as of March 16, 2021, the Presidency of Eletrobras was temporarily accumulated by the Chief Financial and Investor Relations Officer, Ms. Elvira Cavalcanti Presta, until the selection process and nomination of the new President is completed. Until the closing of this Management Proposal, the candidate selection process had not been completed and, for this reason, the controlling shareholder stopped sending information to 1 candidate of one of the vacancies to be indicated by him on the Board of Directors.

On March 24, 2021, board member Mauro Gentile Rodrigues Cunha presented a letter of resignation requesting that his name be removed from the agenda for the election to be held at the next Annual Shareholders Meeting, as disclosed through a Market Announcement on the same date, as a result, the controlling shareholder stopped sending information to 1 candidate of one of the vacancies to be indicated by him on the Board of Directors.

In turn, the appointment of Mr. Rodrigo Limp Nascimento, made by the controlling shareholder, took place at a later date, when the Company announced the Management Proposal and Call Notice, having his name considered by the Personnel, Eligibility, Succession and Compensation Committee at a meeting held on March 22, 2021, whose minutes is in Annex 04 of this Management Proposal.

Information on the other candidates indicated by the controlling shareholder, pursuant to items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, can be found in Annex 02 to this document.

All candidates for members of the Company's Board of Directors, so that they can be elected and installed in their positions, must meet the eligibility requirements provided for in the applicable legislation and in the Eletrobras Companies Referral Policy, an evaluation that is the responsibility of the People Committee, Eligibility, Succession and Remuneration pursuant to Article 21, I of Decree 8,945/2016.

As a result, and in line with the provisions of Circular Letter/CVM/SEP/Nº01/2021, Management informs that all candidates indicated in this Management Proposal have met the eligibility requirements set forth in applicable legislation and in the Nomination Policy of Eletrobras Companies, according to the evaluation of the People, Eligibility, Succession and Compensation Committee pursuant to article 21, I of Decree 8.945/2016, according to the minutes of the meetings held on January 28, 2021, March 12, 2021 and March 24, 2021 in annex (Annex 4).

As provided in article 141 of the Brazilian Corporation Law and in articles 1 and 3 of CVM Instruction 165, of December 11, 1991, as amended, the Shareholders representing at least 5% (five percent) of the voting capital of the Company may request the adoption of the multiple voting process for the election of the members of the Board of Directors of the Company, 48 (forty-eight) hours before the AGM.

The rules for election by non-controlling shareholders are found in Appendix 01 of this proposal. However, the Board of Directors left the message below as well:

2.3.1. Board of Directors Message

Eletrobras' Board of Directors, in recent years, has conducted studies, undertaken changes and sponsored initiatives with the purpose of improving the company's corporate governance, privileging, as its main mission, the construction of a robust legacy and based on good practices, that results in successive managements of excellence fully aligned with the company's strategy, attentive to new challenges and demands, capable of stimulating and promoting sustainable growth and value generation.

In the list of ongoing initiatives to achieve this objective, it is worth highlighting the permanent improvement of communication channels with Shareholders and the development of succession plans for key positions at Eletrobras and its subsidiaries, according to the best practices of good governance and reflecting the identification of the challenges and goals established in the Strategic Plan and the Business and Management Master Plan.

In an unprecedented statutory reform undertaken in January this year, Eletrobras' Bylaws started to explicitly contemplate functions of significant relevance to its Board of Directors, including the approval of succession plans and direct interaction with Shareholders, collimating the strategic alignment in its composition. Despite the limited period elapsed between the aforementioned statutory reform and the call for this AGM, the Eletrobras Board of Directors considered it essential to address the Shareholders to signal, in compliance with article 16, sole paragraph, of the Bylaws, the following list, exemplary and non-binding, of characteristics demanded for the 2021-2023 biennium, due to the collegiate profile, also aiming to collaborate with the Shareholders in the exercise of their right to select and elect the respective members.

2.4.	To elect the members of the Fiscal Council and its alternates

Pursuant to article 51 of Eletrobras' Bylaws, the Fiscal Council shall be composed of 5 (five) members and their respective alternates, with a term of office of 2 (two) years, with a maximum of 2 (two) consecutive renewals, of which:

•        3 (three) members elected by the majority shareholders, being 1 (one) appointed by the Ministry of Economy, as representative of the National Treasury, which shall be a public servant with permanent link with the federal public administration;

•        1 (one) member elected by a major part of minority shareholders holding common shares, in a separate vote, pursuant to the Brazilian Corporate Law; and

•        1 (one) member elected by a major of the shareholders holding preferred shares, in a separate vote, pursuant to the Brazilian Corporate Law.

The date of election and end of term of the current members of the Fiscal Council are set forth in the following table.

Current Members	AGM-EGM/Date	End of Term
Eduardo coutinho guerra (EFFECTIVE) – appointed by the controlling shareholder	60th ASM – 07/29/2020	ASM 2021
Marcelo Senna Valle Pioto (ALTERNATE) – appointed by the controlling shareholder	60th ASM – 07/29/2020	ASM 2021
THAÍS MARCIA FERNANDES MATANO LACERDA (EFFECTIVE) – appointed by the controlling shareholder	59th ASM– 04/29/2019	ASM 2021
dario spegiorin silveira (ALTERNATE) – appointed by the controlling shareholder	59th ASM– 04/29/2019	ASM 2021
HAILTON MADUREIRA DE ALMEIDA (EFFECTIVE) – appointed by the controlling shareholder	60th ASM – 07/29/2020	ASM 2021
RICARDO TAKEMITSU SIMABUKU (ALTERNATE) – appointed by the controlling shareholder	60th ASM – 07/29/2020	ASM 2021
PATRICIA VALENTE STIERLI (EFFECTIVE) – appointed by minority shareholders	59th ASM– 04/29/2019	ASM 2021
GASPAR CARREIRA JR. (ALTERNATE) – appointed by minority shareholders	59th ASM– 04/29/2019	ASM 2021
GIULIANO BARBATO WOLF (EFFECTIVE) – appointed by preferred shareholders	59th ASM– 04/29/2019	ASM 2021
ANTÔNIO EMÍLIO BASTOS DE AGUIAR FREIRE (ALTERNATE) – appointed by preferred shareholders	60th ASM – 07/29/2020	ASM 2021

At the ASM held on July 29, 2020, Messrs. Hailton Madureira de Almeida (effective) and Ricardo Takemitsu Simabuku (alternate) as well as Eduardo Coutinho Guerra (effective) and Marcelo Senna Valle Pioto (alternate) were elected to the Company's Fiscal Council. All of them nominated by the controlling shareholder in addition to Antônio Emílio Bastos de Aguiar Freire, as alternate, appointed by the shareholders holding preferred shares, all with a term of office until the ASM to be held in 2021.

Thus, considering that all members of the Company's Fiscal Council will have their term ended at the next ASM of 2021, a new election is necessary for all vacancies of the members and alternates.

All candidates to members of the Company's Fiscal Council, so that they can be elected and take office in their positions, must meet the eligibility requirements provided for in the applicable legislation and in the Eletrobras Companies Appointment Policy, an evaluation that is the responsibility of the Management Committee, People and Eligibility, in the form of art. 21, I of Decree 8,945/2016.

Accordingly, and in accordance with CVM/SEP/01/2021, the Management informs that candidates nominated by the controlling shareholder to comprise the Company's Fiscal Council, up to the date of disclosure of this Proposal, and which are included in the Voting Ballot, had their profiles evaluated by the Management, People and Eligibility Committee at meeting held on March 5 and 12, 2021 (the minutes of meeting of above-mentioned committee can be found on Annex 04), all of which were approved in the face of the integrity analysis, compliance with the requirements of the applicable legislation and the Eletrobras Companies Indication Policy.

Thus, the candidates to the Fiscal Council, appointed by the controlling shareholder, that appear in the Voting Ballot related to this Management Proposal meet the requirements for the exercise of the position of Eletrobras' managers, established by applicable legislation and regulations.

Any new candidates that may be appointed by any shareholder of the Company, even if they are not included in the Voting Ballot, shall be submitted for evaluation by the People, Eligibility, Succession and Compensation Committee, as well as those candidates who may eventually be presented by shareholders at the time of the meeting.

The information regarding candidates appointed by the controlling shareholders, pursuant to items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, can be found in Annex 03 of this document. The rules for the election of the alternate member of the Fiscal Council by the non-controlling preferred shareholders can be found in Annex 01 hereto.

The information regarding candidates who are nominated by minority shareholders, after disclosure of this proposal and before the 61st Annual General Meeting, will be disclosed by the Company in the "Notice to Shareholders" category, available on the Company's websites (www.eletrobras.com/ir), the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 (www.b3.com.br) in accordance with the applicable regulations.

2.5.	Set the global compensation for the Management, the members of the Company's Fiscal Council and the members of the Audit and Risk Statutory Committee;

The article 16, III of the Company's Bylaws assigns to the General Meeting the determination of the global remuneration of the Company's Management, members of the Fiscal Council and Audit and Risk Statutory Committee. Thus, it is necessary to establish the total amount of remuneration of the directors, members of the Fiscal Council and of the Audit and Risk Statutory Committee of the Company for the period from April 1, 2021 to March 31, 2022.

It should be noted that the process of defining the remuneration of Eletrobras' Directors, pursuant to Decree 10072/19, is guided by the guidelines of the State Companies Coordination and Governance Secretariat (SEST), which in 2020 advised that there should be no readjustment for all companies. state-owned companies, regardless of the specifics of each organization.

In this sense, it should be emphasized that, in Management's view, aspects should be added that would allow Eletrobras's remuneration levels to be compared to those practiced by companies of similar size and characteristics, in order to make current remuneration compatible with the levels of challenge, complexity and responsibility attributed to the positions of the Directors and members of the Fiscal Council and the Statutory Audit and Risk Committee of the company. We understand that the non-correction of the compensation gap of Eletrobras officers, and the consequent maintenance of payment of amounts below the market, implies a relevant risk to the company, as it does not allow the effective retention and attraction of talents and leaders, which may compromise its results.

Notwithstanding the risks indicated but considering the positioning of TCU and the guidelines of SEST, the compensation proposal provides that there is no readjustment in the fees of each member of the Executive Board. Consequently, there will also be no readjustment for the members of the Board of Directors, Fiscal Council and members of the Audit and Risk Statutory Committee, whose remuneration is indexed to the remuneration of the executive board.

The Management Compensation proposal that will be presented was approved, by majority, by the Board of Directors of the Company, in a meeting held on March 24, 2021, with the votes against the directors Mauro Gentile Rodrigues Cunha and Felipe Villela Dias, for not agreeing with the absence of any readjustments. The full manifestation of the contrary votes will be presented within 7 (seven) business days, when the Minutes of the Board of Directors' Meeting that resolved the matter are filed.

It is worth mentioning the recent understanding of the Collegiate Body of the Securities and Exchange Commission - CVM, which, contained in Official Letter Circular CVM / SEP / Nº1 / 2021, determines the non-inclusion of social charges in the global remuneration amounts subject to approval at the meeting:

“It is noteworthy that the CVM Board of Directors expressed an understanding at a meeting held on 12.8.2020 (CVM Process No. 19957.007457/2018-109) that the employer's social security charges are not covered by the concept of “benefit of any nature” of which deals with article 152 of Law 6,404/76, not including the amounts of global or individual remuneration subject to approval by the general meeting.”

Accordingly, in strict compliance with CVM/SEP/Nº1/2021, Circular Letter, the Company proposes that it be approved as a global compensation for the Management, members of the Fiscal Council and the Statutory Audit and Risks Committee, for the period mentioned above, the amounts below, which do not include Eletrobras’ social charges (INSS and FGTS):

(i)	Global Amount, without social charges, for Directors (Officers and Board of Directors): R$ 10,654,900.51 (ten million, six hundred and fifty-four thousand, nine hundred reais and fifty-one cents), of which R$ 10,132,625.68 (ten million, one hundred and thirty-two thousand, six hundred and twenty-five reais and sixty-eight cents) for the Officers and R$ 522,274.83 (five hundred and twenty-two thousand, two hundred and seventy-four reais and eighty-three cents) for the Board of Directors;
(ii)	Global Amount, without social charges, to the Fiscal Council: R$ 326,421.77 (three hundred and twenty-six thousand, four hundred and twenty-one reais and seventy seven cents)
(iii)	Global Amount, without social charges, for Audit and Risk Statutory Committee: R$ 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty reais and fifty-eight cents).

For information, we present the values of this Proposal if the Eletrobras social charges (INSS and FGTS) were added:

R$	61st ASM/2021 Proposal	61st ASM/2021 Proposal in case social charges would be added
Board of Exectutive Officers	10,132,625.68	12,253,504.32
Board of Directors	522,274.83	626,729.79
Managers (Board of Exectutive Officers + Board of Directors)	10,654,900.51	12,880,234.11
Fiscal Council	326,421.77	391,706.12
Audit and Risk Statutory Committee	1,958,530.58	2,350,236.70
Total	12,939,852.85	15,622,176.92

* According to Circular Letter CVM/SEP/Nº1/2021, does not consider social charges (INSS and FGTS)

In addition, with the purpose of allowing comparability with the new Proposal, already conceived based on Circular/CVM/SEP/Nº01/2021, which determines that social charges are not considered, we inform that the amount approved in the ASM of 2020, if they were excluding social charges, would be R$ 9,787,715.89 (nine million, seven hundred and eighty-seven thousand, seven hundred and fifteen reais and eighty-nine cents) for the Managers (Executive Board and Board of Directors), R$ 326,421,77 (three hundred and twenty-six thousand, four hundred and twenty-one reais and seventy-seven cents) for the Fiscal Council Members and R$ 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty reais and fifty-eight cents) for the members of the Statutory Audit and Risk Committee.

In this sense, due to the Official Letter CVM/SEP/Nº1/2021, and in order to allow comparability, when considering the values approved in the 60th AGM with the exclusion of the respective approved social charges, it is registered that the current proposal is superior in R$ 867,184.61 (eight hundred and sixty-seven thousand, one hundred and eighty-four reais and sixty-one cents), which establishes a global increase percentage of 7.18%.

Thus, with regard to the members of the Executive Board, we present the main information about the remuneration components that make up the proposal for the period from April 2021 to March 2022, which imply in the difference in the amount when compared to the approved for the period of April from 2020 to March 2021:

•        Fees: In strict compliance with the guidance of the Secretariat for Coordination and Governance of State-owned Companies - Sest, no adjustment of fixed fees for members of the Executive Board will be proposed.

•        Annual Variable Remuneration (RVA): In line with the programs approved by Sest, changes are proposed in the RVA payments for each year:

o	Payment in 2021 of the 1st installment (50% of up to 8.0 fees) of the RVA referring to the year of 2020;
o	Payment in 2021 of the 2nd installment (20% of 2.11 fees) of the RVA referring to the year of 2019;
o	Payment in 2021 of the 1st, 2nd and 3rd installments (80% of 2.0 fees) of the RVA for the financial year 2018, since such installments should, under normal conditions, have been paid in previous years since the company will have the following prerequisites of arts. 152 and 190 of Law No. 6,404/1976: to determine net income for the year; to attribute to shareholders the minimum mandatory dividend for the base year; have authorization from the General Meeting.

•        Supplementary Pension Plans: In view of the payment of the RVA 2020 installment (whose program is higher than the RVA 2019) and the installments of RVA 2019 and RVA 2018, there is an increase in the proposal for supplementary pension.

•        Vacation Bonus: Proposition of the possibility of making the financial allowance effective, which implied an increase in the proposition of this component.

•        Quarantine: For proposition, the use of the mechanism was considered by three members of the Executive Board and not for the totality, as proposed in the previous mandate, which reduced the amount of this item.

In addition, we present the comparative at the individual monthly level of the members of each group:

Component	Approved in the period from Apr/2020 to March/2021	Proposed in the period from April/2021 to March/2022
CEO Salary	R$ 52,355.71	R$ 52,355.71
Officers Salary	R$ 49,862.59	R$ 49,862.59
Maximum Multiple Fees Variable Remuneration *	Up to 2.5 fees at RVA 2019 **	Up to 8 fees at RVA 2020 ***
Board of Director Salary	R$ 5.440,36	R$ 5.440,36
Fiscal Council Salary	R$ 5.440,36	R$ 5.440,36
Audit and Risk Statutory Committee Salary	R$ 32.642,18	R$ 32.642,18

* The payment of the RVA occurs in a deferred manner, in 5 years.

** The maximum amount of up to 2.5 fees for RVA 2019 was approved in 2019 by Sest. Considering the deferral and the results of the indicators, the payment of the 2019 RVA in 2020 was 50% of 2.11 fees, and in 2021 it will be 20% of 2.11 fees.

*** The maximum amount of up to 8 fees for RVA 2020 has already been approved in 2020 by Sest. Considering the deferral, the payment of RVA 2020 in 2021, which corresponds to 50% of the amount to be distributed, will be a maximum of 4 fees.

Further information on the proposed remuneration of the directors, members of the Fiscal Council and the members of the Audit and Risk Statutory Committee is detailed in Annex 05 of this document and in the information indicated in Section 13 of the Reference Form, as required by Instruction CVM 481, in Annex 06 to this document.

3.	Conclusion of Administrators

In view of all of the above, the Company's Board of Directors, by a majority of those present, approved the call for the 61st Annual Shareholders' Meeting, under the terms of this Management Proposal and its annexes, and recommends that the Shareholders read attentively all the documentation made available to you in relation to the proposed resolutions, as well as to approve them at the end.

Brasília, March 24, 2021.

Ruy Flaks Scheneider

Chairman of the Board of Directors

LIST OF ANNEXES – ASM

All documents related to the matter to be resolved by the 61st ASM are available to shareholders on the Company's website (https://www.eletrobras.com/elb/ir), as listed below:

ANNEX 01 - Rules for the election of alternate member of the Fiscal Council by non-controlling preferred shareholders

ANNEX 02 - Information about Board of Directors candidates

ANNEX 03 - Information about Fiscal Council candidates

ANNEX 04 - Eletrobras Management, People and Eligibility Committee Meeting

ANNEX 05 - Fixing the remuneration of directors

ANNEX 06 - Management remuneration

ANNEX 07 - Management comments on the financial situation of the Company pursuant Section 10 of the Reference Form

ANNEX 08 - Proposed capital budget

ANNEX 09 - Allocation of net income

ANNEX 10 - Opinion of the Fiscal Council - Capital Budget

ANNEX 11 – Opinion of the Fiscal Council – 2020 Financial Statements

ANNEX 12 - Legal opinions

The Company, through its Market Relations Department, by calling (55) (21) 2514-6333 or (55) (21) 2514-6331 and ombudsman-ri@eletrobras.com is at your entire disposal for further inquiries clarifications about the 61st Annual Shareholders’ Meeting.

Annex 01

Rules for election of members to the Board of Directors and the Fiscal Council by Non-Controlling Shareholders

In line with the best corporate governance practices, the following are the general rules for the election of the alternate member to the Board of Directors and the Fiscal Council by non-controlling shareholders, as follows:

1.    Appointment of candidates by Non-Controlling Shareholders:

Shareholders interested in nominating candidates to the Board of Directors or the Fiscal Council of the Company are requested to do so, preferably, up to 3 (three) business days before the date of the Annual General Meeting, to take place on April 27, 2021, using receive written notification, via letter addressed to the Company's Investor Relations Superintendence, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 196, Centro, 9th floor, stating the full name and qualification of the candidate, as well as the information required by article 10 of CVM Instruction 481, in particular the information indicated in items 12.5 to 12.10 of the Reference Form.

In addition, the shareholder is requested to submit the nomination of a member of the Board of Directors under the terms above to send, concomitantly to the nomination, a copy of the declaration instrument, related to the candidate, referred to in article 2 of CVM Instruction 367, of May 29, 2002, or declare that he obtained from the nominee the information that he is able to sign such an instrument, indicating any reservations. The Company makes this statement available on its Investor Relations website at the following address: https://eletrobras.com/en/Paginas/Corporate-Governance.aspx

The appiontment must also be accompanied by the respective Registration Form of Manager and/or Fiscal Council member, duly completed, dated and signed by the shareholder and/or its representatives. The respective forms can be downloaded on the Company's website at: https://eletrobras.com/en/Paginas/Corporate-Governance.aspx.

The indicated candidates must have the requirements established by the Brazilian Corporation Law and the State Law to be elected to the respective positions.

In addition, the candidate must make an express statement, prior to the respective election, that he is not prevented from being elected to the position of the Company's Board of Directors, pursuant to Article 147, third paragraph, of the Brazilian Corporation Law and/or Article 24 of the Company's Bylaws or, in case of impediment (s), it must indicate which one (s) it is (are) for there to be evaluation by the Management, People and Eligibility Committee. If said candidate is not present at the General Meeting, the shareholder who nominates said candidate must declare that he has obtained from said candidate information that he is in a position to sign such instrument, indicating any reservations, being responsible, under the terms of law, for such a statement.

All appiontments of candidates to the Board of Directors and/or Fiscal Council received by the Company will be assessed by the Management, People and Eligibility Committee, responsible for verifying each candidate's compliance with the eligibility requirements listed in Article 28 of Decree 8945/2016, which regulates the State Law. This obligation affects both candidates nominated by the Federal Government and candidates effective and alternantes nominated by minority shareholders, and those elected by the Company's employees, pursuant to article 22 of the referred Decree.

In addition, according to the lawsuit number 19957.005517/2018-51 and opinion 00038/2019/GJU-2/PFE-CVM/PGF/AGU, cannot be elected to the position of board member, who holds a position in another company that may be considered as a competitor of Eletrobras, due to the provisions of article 17, second paragraph, V of the Law of State-owned Companies, a situation in which it cannot be subject to an assembly exemption pursuant to article 147, third paragraph, I of Law 6404/76.

It is allowed to shareholders who hold at least 0.5% (five tenths percent) of the Company's total share capital, pursuant to CVM Instruction 481, at any time, appoint candidates to the Board of Directors and to the Fiscal Council.

For such appointment(s) to be listed in the Distance Voting Ballot, it must be made up to 25 (twenty-five) days before the scheduled date of the General Meeting. In this case, the Company has until 20 (twenty) days prior to the said meeting to resubmit its Distance Voting Ballot contemplating the name of the candidate, provided that such indication(s) meets the requirement(s).

In addition, information about these candidates will also be disclosed by the Company in the "Notice to Shareholders" category, available on the Company's websites (https://www.eletrobras.com/elb/ir), the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

The information regarding the other candidates that are indicated by shareholders, after the aforementioned deadline and before the General Meeting, will be disclosed by the Company in the "Notice to Shareholders" category, available on the Company's websites (https://www.eletrobras.com/elb/ir), CVM website (www.cvm.gov.br) and B3 (www.b3.com.br) in the form provided for in the applicable regulation, but will not be included in the Voting Ballot.

Notwithstanding the aforementioned term, the shareholder may present a candidate for a member of the Board of Directors during the General Meeting, and such indications must be accompanied by the documents and information indicated above to be made available to the attending shareholders.

2.           Board of Directors

2.1.       Number of Members of the Board of Directors and Term of Office:

Under Eletrobras 'Bylaws, Eletrobras' Board of Directors will be composed of 11 (eleven) members, of which 01 (one) member is elected by the Company's active employees, in a separate election, pursuant to Federal Law No. 12,353/2010, and up to 10 (ten) members may be elected at the Annual Shareholders' Meeting to be held on April 27, 2021 by the shareholders indicated in Article 32 of the Company's Bylaws.

Finally, pursuant to Article 32, V, of the Company's Bylaws and as described above, one of the members of the Board of Directors will be directly elected by the Company's employees in a procedure organized by the Company together with the unions’ entities that represent them. In this regard, on March 4, 2021, the President of the Company, based on the notice and regulations governing the election for employee representatives, promulgated the election of the candidate Carlos Eduardo Rodrigues Pereira, for the new term of office.

2.2.       Elections by Non-controlling Shareholders:

Regarding the scenarios and rules to be observed by non-controlling shareholders to elect a board member as their representative on the Board of Directors, the Company clarifies the following:

2.2.1.	Proof of Ownership of Shares and Representation at the General Meeting:

Pursuant to the sixth paragraph of article 141 of the Brazilian Corporation Law, shareholders may only exercise their right to elect members to the Company's Board of Directors, based on paragraph four of article 141 of the Brazilian Corporate Law, shareholders who prove the uninterrupted ownership of the shareholding required by paragraph four above during a period of at least 3 (three) months immediately preceding the Annual Shareholders' Meeting.

2.2.2.	Non-Controlling Shareholders Holders of Common Shares:

2.2.2.1.	Multiple Voting: Article 141 of the Brazilian Corporation Law

Pursuant to article 141 of the Brazilian Corporation Law and Articles 1 and 3 of CVM Instruction 165, of December 11, 1991, as amended, the Shareholders representing at least 5% (five percent) of the voting capital stock of the Company may request the adoption of the multiple voting process for the election of the members of the Company's Board of Directors.

In case of request of the multiple voting process, the following will be observed:

The multiple voting process will be applicable for the election of 8 (eight) members of the Board of Directors, therefore, not considering the members that shall be elected separately (a) as a representative of the Company's employees; (b) by non-controlling shareholders holding common shares; and (c) by non-controlling shareholders holding preferred shares; and

Non-controlling shareholders holding common shares who elect to participate in the separate election process for a member of the Board of Directors, pursuant to item 2.2.2.2. below, cannot participate in the election through multiple voting process with the same shares of their ownership, under penalty of exercising doubly the right to vote for the same share.

The adoption of this process must be requested within 48 (forty eight) hours prior to the Annual

General Meeting to be held on April 27, 2021.

The Company informs the shareholders that, pursuant to CVM Instruction 481, once the multiple vote process for the election of the members of the Board of Directors has been adopted, the votes cast by shareholders that, through the Distance Voting Ballot, opted for "abstain" in the proper item that questions the prior distribution of votes in the candidates informed in the bulletin, will be considered as abstention in the respective resolution of the General Meeting, so that the votes of such shareholders are not computed in the quorum of deliberation and therefore , these shareholders do not participate in the election of the members of the Board of Directors.

2.2.2.2.	Separate Election: Articles 141, §4 and 5, 239 of the Brazilian Corporate Law

Non-controlling shareholders holding common shares may elect, by majority, up to 01 (one) member of the board of directors, based on:

(i) Article 239 of the Brazilian Corporation Law; or

(ii) Article 141, fourth paragraph, of the Brazilian Corporation Law and article 32, III, Bylaws.

As provided in Circular Letter/CVM/SEP/Nº01/2021, Article 239 of the Brazilian Corporation Law is specifically directed at shareholders holding common shares and substitutes for mixed-capital companies, as is the case with the Company, the mechanism of separate election provided for in article 141, paragraph 4, item I and paragraph 5. Therefore, if an election is held on the basis of the aforementioned article 239, no shareholder holding common shares may participate in a separate election on the basis of article 141 of the Brazilian Corporation Law, paragraph 4, item I, or paragraph 5 or in article 32, III, of the Bylaws.

The voting, separately, to be made by the non-controlling shareholders holding common shares is prevented from participating the controlling shareholder or entities in which it, directly or indirectly, has a decisive influence.

Pursuant to Circular Letter/CVM/SEP/Nº01/2021, the impediment to voting is aimed at the shareholder, and it is up to him to assess whether his vote, to some extent, is influenced by the controlling shareholder and, if he decides to vote in the separate election, must be able to present, if questioned after the meeting, elements that allow to demonstrate that there was no such influence.

The candidate must meet the requirements of the State Law.

2.2.3.	Preferred Shareholders:

Preferred shareholder shareholders may elect, by majority vote, in a separate vote, up to 01 (one) member to the Board of Directors, provided that they represent at least 10% (ten percent) of the capital stock, excluded, for such calculation, the shares held by controlling shareholders, and the candidate must meet the requirements of the State Law.

Pursuant to Circular Letter/CVM/SEP/Nº01/2021, for the purposes of calculating the minimum percentage of 10% (ten percent), the total number of shares of the Company should be considered, excluding only the shares held in treasury.

In this same sense, according to the decision of the CVM Board of Executive Officers in CVM Administrative Lawsuit No. RJ2014/4375, the Company reiterates that, for the purposes of verifying the required quorum, only the shares held by the shareholders holding preferred shares issued by the Company that are present at the General Meeting. It is noteworthy that under the terms of CVM Instruction 481, shareholders who participate through the Voting Ballot must be considered as present at the General Meeting.

The voting, separately, to be made by the shareholders holding preferred shares, the controlling shareholder or entities in which he, directly or indirectly, has a decisive influence, are prevented from participating.

Pursuant to Circular Letter/CVM/SEP/Nº01/2021, the impediment to voting is aimed at the shareholder, and it is up to him to assess whether his vote, to some extent, is influenced by the controlling shareholder and, if he decides to vote in the separate election, must be able to present, if questioned after the meeting, elements that allow to demonstrate that there was no such influence.

2.2.4.	Joint vote Minority Shareholders - Article 141, paragraph 5, Brazilian Corporate Law

The non-controlling shareholders holding preferred shares and non-controlling shareholders holding common shares may aggregate their shares to jointly elect 1 (one) member to the board of directors provided that: (i) non-controlling shareholders holding common shares have not elected any member based on Article 141, §4, I or 239 of the Brazilian Corporation Law or Article 32, III, Bylaws; (ii) the shareholders holding preferred shares have not elected any member based on Article 141, §4, II, Brazilian Corporate Law or article 32, IV, bylaws; and (iii) the holders of preferred shares and non-controlling shareholders holding common shares together hold a quórum of 10% (ten percent) of the Company's capital stock.

According to Circular Letter CVM/SEP/01/2021, for the purposes of calculating the minimum percentage of 10% (ten percent), the total number of Company shares should be considered, excluding only those shares held in treasury.

From the separate voting, based on the fifth paragraph of article 141 of the Brazilian Corporation Law, it is prohibited to participate the controlling shareholder or entities from directly or indirectly exercising decisive influence.

Pursuant to Circular Letter CVM/SEP/01/2021, the voting impediment is allocated to the shareholder, and it is up to him to assess whether his vote is to some extent influenced by the controlling shareholder and, if he decides to vote in the separate election, should be able to present, if questioned after the meeting, evidence to show that there was no such influence.

According to Circular Letter CVM/SEP/01/2021, Article 239 of the Brazilian Corporate Law is specifically directed to shareholders holding common shares and replaces, in the case of mixedeconomy Companies, such as, Eletrobras, the separate election mechanism provided for in article 141, paragraph 4 and paragraph 5. Therefore, when an election is held based on the aforementioned article 239, no shareholder holding common shares may participate in a separate election based on article 141 of the Brazilian Corporation Law, paragraph 4 or paragraph 5.

In this sense, the Company informs that, in a separate election, a representative of the minority shareholders is elected based on article 239 of the Brazilian Corporation Law, and according to CVM understandings, the second part of blank 13-A (according to the numbering in Annex 21-F of CVM Instruction 481) of the Distance Voting Ballot it will not be applicable to the election process and will therefore not be considered.

2.3.	Election scenarios for the Company's Board of Directors

Based on the evaluation of the agenda, Management anticipates the following possible scenarios regarding the election to the Company's Board of Directors:

	(A) General election of 8 (eight) members of the Board of Directors		(B) Separate election of (i) 01 (one) member of the Board of Directors by holders of common shares; and/or (ii) 01 (one) member by holders of preferred shares representing at least 10% of the Company's Capital Stock
Scenario	Requested multiple voting process	Not requested multiple voting process	Yes	No
1	X		X
2	X			X
3		X	X
4		X		X

•	In the case of scenario 1, the votes cast for a separate vote ("B") shall not be eligible for voting for the general election ("A");

•	In the case of scenario 2, all shares may participate in the general election vote of 8 (eight) members of the Company's Board of Directors ("A"), by multiple voting process, should be preserved, in all cases, vacancies provided for in Article 32, items I and II of the Company's Bylaws;

•	In case of scenario 3, the votes cast for the separate vote ("B") shall not be eligible for voting for the general election ("A") by the majority vote criterion; and

•	In the case of scenario 4, all shares may participate in the general election vote of 08 (eight) members of the Company's Board of Directors ("A"), by the criterion of majority of votes to all shareholders, and shall be preserved in all cases provided for in Article 32, items I and II of the Company's Bylaws.

In any scenario of multiple voting cumulated to a separate election hypothesis, if the composition of the end of the Board of Directors after the General Meeting called is such as to (i) prevent compliance with the minimum indications set out in items I and II of Article 32 of the Company's Bylaws; and/or (ii) results in a composition that does not guarantee to the controlling shareholder the indication of the majority of its members; then in any of these cases the controlling shareholder shall have the prerogative, but not the obligation, to elect directors in such number as to comply with the provisions of items I and II of Article 32 of the Company's Bylaws and that is at least equal in addition to those elected by the other shareholders, plus one, regardless of the number of directors that, according to the Bylaws, compose the body, pursuant to Article 141, paragraph 7, of the Brazilian Corporate Law.

3.           Fiscal Council

Under Eletrobras' Bylaws, Eletrobras', the Fiscal Council will be composed of 5 (five) members, until 4 (four) of them to be elected at the Annual Shareholders' Meeting, to be held on April 27, 2021, by the shareholders indicated in Article 51 of the Bylaws of the Company.

The election by the minority shareholders will be made, separately, as follows:

• 1 (one) member and respective alternate elected by minority shareholders; and

• 1 (one) member and respective alternate elected by the holders of preferred shares.

Of the separate voting to be made by minority holders of common shares and minority holders of preferred shares, respectively, are prohibited from participating the controlling shareholder or entities in which it directly or indirectly exercises decisive influence.

Pursuant to Circular Letter CVM/SEP/01/2021, the voting impediment is allocated to the shareholder, and it is up to him to assess whether his vote is to some extent influenced by the controlling shareholder and, if he decides to vote in the separate election, should be able to present, if questioned after the meeting, evidence to show that there was no such influence.

Annex 02

Information related to the candidates for the Board of Directors appointed by the controlling shareholders

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Rodrigo Limp Nascimento	01/04/1984	Board of Directors	ASM on 04/27/2021	Until ASM 2023
066.139.846-39	Engineer	-	-	Yes
No	0	-
-

Mr Rodrigo Limp Nascimento served as an expert in Regulation at ANEEL between 2007 and 2015. He was also a Legislative Consultant for the Chamber of Deputies between 2015 and 2018, in addition to being Director of ANEEL between 2018 and 2020 and Secretary of Electric Energy at the Ministry of Mines and Energy since March 2020.

He has been a Board Member of ONS since April 2020 and a full member of ESBR since December 2020.

Mr. Rodrigo Limp Nascimento is considered a politically exposed person under the terms of ICVM 301, due to the fact that he was Director of the National Electric Energy Agency - ANEEL between 2018 and 2019.

Eletrobras is unaware of the existence, in the last 05 (five) years, of civil, criminal or administrative convictions, still unresolved, that prevent Mr. Rodrigo Limp Nascimento from exercising any professional or commercial activity.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

No

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

No

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Lucia Maria Martins Casasanta	12/09/1960	Board of Directors	ASM 04/27/2021	Until ASM 2023
491.887.206-91	Accountant and Economist	Effective Member of the Board of Directors	-	Yes
No	-	Governance, Risk and Compliance Director
100%

Ms. Lucia Casasanta took over the Eletrobras Governance, Risk and Compliance Department in 2016, having been responsible for the implementation of the Eletrobras 5 Dimensions Integrity Program and for resolving processes related to anti-corruption laws, with Brazilian and North American regulatory bodies.

She made her professional career in auditing and consulting in risk management and business processes, with 30 years of experience in ‘Big 4’ companies, of which 13 years as a Partner. His professional experience includes more than 20 years of auditing financial statements in different industries. While working on the audit, he also participated and led projects related to due diligence, securities launching abroad and registration with the Securities and Exchange Commission - CVM and the Securities Exchange Commission - SEC. He led Deloitte's Risk Management practice in the southern region of Brazil for 5 years, being responsible for several Integrated Risk Management projects and review of business processes aimed at structuring the levels of Corporate Governance. He also led Sarbannes-Oxley (SOX) internal audit and compliance planning and execution projects.

It is certified to the Board of Directors by the IBGC. She was elected one of the 20 most admired Compliance executives in Brazil in 2019.

Eletrobras is not aware of the existence, in the last 05 (five) years, of any (i) criminal conviction, (ii) in a CVM administrative proceeding or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity.

Ms. Lúcia Casasanta is considered a Politically Exposed Person under the terms of CVM Instruction 301. The qualification as a politically exposed person is due to the fact that, since 2016, she has been the Director of Governance, Risks and Compliance at Eletrobras.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Wilson Ferreira Junior	05/03/1959	Board of Directors	OGM 04/27/2021	Until ASM 2023
012.217.298-10	Electrical engineer	Effective Member of the Board of Directors	-	Yes
No	02	He was Company's Chief Executive Officer Elected on 7/25/2016 until 03/15/2021
100%

Mr. Wilson Pinto Ferreira Junior has a degree in Electrical Engineering from Mackenzie in 1981 and in Management from Mackenzie in 1983.

He attended a master's degree in Energy from USP, and has several specializations, among which are Work Safety Engineering (Mackenzie, 1982), Marketing (F.G.V - 1988), and E. Electrical Distribution Administration (Swedish Power Co. 1992). At CESP he held several positions, including Distribution Director (1995 to 1998). He was President of RGE from 1998 to 2000, President of the Board of Directors of Bandeirante Energia S.A. from 2000 to 2001 and President of the Brazilian Association of Electricity Distributors - ABRADEE (2009 to 2010). He is a member of the Board of Directors of ONS and Vice-President of ABDIB. In March 2000, he became President of CPFL Paulista, and later of CPFL Piratininga, CPFL Geração, CPFL Brasil, RGE, CPFL Santa Cruz, CPFL Jaguariúna, CPFL Bioenergia, and other subsidiaries of CPFL Energia. From 2002 to April 2011, he was a member of the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE. He was the President of CPFL Energia from 2002 to 2016 and, since July 2016, he is the President of Eletrobras.

Eletrobras is not aware of the existence, in the last 05 (five) years, of civil, criminal or administrative convictions, which have not yet been resolved, which prevent Mr. Wilson Ferreira Júnior from exercising any professional or commercial activity.

Mr. Wilson Ferreira Júnior is considered a Politically Exposed Person under the terms of CVM Instruction 301.

He is not an independent member because he does not fully fit the following concept: I - not having any connection with Eletrobras, except for capital participation; II - not be a spouse or relative or consanguineous or related, up to the third degree or by adoption, of the head of the Executive Branch, of the Minister of State, of the Secretary of State or Municipality or of Eletrobras administrator; III - not having maintained, in the last 3 (three) years, a bond of any nature with Eletrobras or its controllers, which may compromise its independence; IV - not being or not having been, in the last 3 (three) years, an employee or director of Eletrobras, of the economy company mixed or controlled company, affiliate or subsidiary of Eletrobras, except if the link is exclusively with public educational or research institutions; V - not be a supplier or buyer, directly or indirectly, of Eletrobras services or products, so as to imply loss of independence; VI - not be an employee or manager of a company or entity that is offering or demanding services or products to Eletrobras, in order to imply loss of independence; VII - not to receive other remuneration from Eletrobras mixed in addition to that related to the position of director, with the exception of cash earnings from participation in the capital

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Carlos Eduardo Rodrigues Pereira	21/04/1981	Board of Directors	03/031/2021	Until ASM 2023
088.768.387-83	Eletrical Engineer	Effective Member of the Board of Directors	-	No
No	00	Eletrical Engineer

Carlos Eduardo Rodrigues Pereira – CFP 088.768.387-83

Mr. Carlos Eduardo Rodrigues Pereira is an Electrical Engineer graduated from the Federal University of Rio de Janeiro (UFRJ) and Master in Electrical Engineer from COPPE/UFRJ in the area of Electric Power Systems with an emphasis on Electromagnetic Transients. He has MBA courses in Economics and Energy Management at COPPEAD/UFRJ, Training for Directors of IBGC, International Accounting Standards by FIPECAFI and Regulation by FGV.

At the beginning of his career in the Electricity Sector, he worked at the National Electricity System Operator (ONS) in the Transmission Administration Directorate where he remained in 2003 and 2004. He also worked in the laboratories of the Electricity Research Center (CEPEL) by the then Department of Electricity. Lines and Stations in research in the high-voltage area from 2006 to 2010. In 2010, he went to Eletrobras where he accumulated passages through the Distribution, Transmission, Generation, Regulation, Presidency and Management and Sustainability Directorates, where he remains today.

He was a member of Eletrobras' Board of Directors for two terms between 2016 and 2019, where he composed the Strategy, Governance and Sustainability Committee and the Management, People and Eligibility Committee.

Eletrobras is not aware of the participation of Mr. Carlos Eduardo Rodrigues Pereira in other public companies and in third sector organizations.

Eletrobras is not aware of the existence, in the last 05 (five) years, of civil, criminal or administrative convictions, which have not yet been resolved, which prevent Mr. Carlos Eduardo Rodrigues Pereira from exercising any professional or commercial activity.

Mr. Carlos Eduardo Rodrigues Pereira is not considered a Politically Exposed Person, as he does not fit into any of the situations defined in CVM Instruction 301.

It is not an independent member because it does not fully fit the following concepts: I - not have any ties to Eletrobras, except for capital participation; III - not having maintained, in the last 3 (three) years, a bond of any nature with Eletrobras or its controllers, which may compromise its independence; IV - not being or not having been, in the last 3 (three) years, an employee or director of Eletrobras, a mixed-capital company or a controlled, affiliated or subsidiary company of Eletrobras, except if the link is exclusively with public educational institutions or research; VII - not to receive other remuneration from Eletrobras mixed in addition to that related to the position of director, with the exception of cash earnings from participation in the capital.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

No

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

No

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Marcelo de Siqueira Freitas	09/13/1977	Board of Directors	ASM 04/27/2021	Until ASM 2023
776.055.601-25	Federal Attorney	Effective Member of the Board of Directors	-	Yes
No	01	Eligibility Committee Coordinator
100%

Graduated in Law from the University of Brasília (1999). Federal Attorney since 2000, he was Federal Attorney General (2008/2015) of the Federal Attorney General. He also held the position of Executive Secretary of the Ministry of Social Security (2015). He was also Chief Advisor to the Special Advisory Office of the Presidency of the Republic (2016) and Director of the Legal and Integrity, Controllership and Risk Management Areas of the National Bank for Economic and Social Development - BNDES (2016/2018), a public company controlled by the Federal Government. Currently, he is Chief of Special Advisory to the Ministry of Economy.

Eletrobras is not aware of the participation of Mr. Marcelo de Siqueira Freitas in other publicly-held companies, nor in organizations in the third sector.

Eletrobras is not aware of the existence, in the last 05 (five) years, of any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified for the practice of any professional or commercial activity, Mr. Marcelo de Siqueira Freitas.

Mr. Marcelo de Siqueira Freitas is considered a Politically Exposed Person under the terms of CVM Instruction No. 301/1999. The qualification as a politically exposed person is due to the reappointment to the post according to Art. 3-B §1 of CVM Instruction 301/1999.

Mr. Marcelo de Siqueira Freitas did not run for elected office in the Executive and/or Legislative Powers in the last fiscal year, and in the current fiscal year, until the date of this Reference Form.

It is not an independent member because it does not fully fit the concept of applicable laws and regulations.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

No

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

Yes for point b (servant holder of effective position of the Federal Government and occupant of position in commission in the Federal Government)

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Bruno Eustáquio Ferreira Castro de Carvalho	07/03/1981	Board of Directors	ASM 04/27/2021	Until ASM 2023
053.965.606-22	Civil Engineer	Effective Member of the Board of Directors	-	Yes
No	00	Has no other positions at Eletrobras
100%

Mr. Bruno Eustáquio Ferreira Castro de Carvalho holds a PhD in Civil Engineering in the scope of Systems and Infrastructure Management from the Instituto Superior Técnico of the University of Lisbon (IST/UL). PhD in Civil Engineering from the University of Brasilia (UnB) (Co-Tutela). Integrated Master in Environmental Engineering and Natural Resources by the Faculty of Engineering of the University of Porto-Portugal (FEUP/UP). Master in Civil Engineering from UnB. Specialist in Infrastructure Policies at the National School of Public Administration (ENAP). Specialist in Future Intelligence by the Center for Advanced Studies of UnB. Specialist in Socioeconomic Evaluation of major infrastructure projects by the National School of Public Administration (ENAP). Short courses in various areas of knowledge and in the form of Private Public Partnerships (PPP) by the Inter-American Development Bank (IDB). Leadership from Indiana University (USA). Civil Engineer from the Federal University of Minas Gerais (UFMG).

Environmental Technologist from the Federal Center for Technological Education of Minas Gerais (CEFET-MG). Honor and Distinction in the concept of the European Union in the defense of the PhD at IST / UL. Erasmus Mundus SMART2 Award in Regulatory Governance and Regulatory Impact Analysis (AIR) applied to the network infrastructure sector (1st place). Fellowhip Australia Awards (1st place) in the area of network infrastructure risk management (water, energy and transport). Medal Merit Mauá in 2019. Medal Merit Tamandaré (2020). Collaborator of ENAP in Governance and Regulation (regulatory agencies and TCU). Effective servant of the infrastructure analyst career at the Ministry of Economy (11 years). He is currently Deputy Executive Secretary of the MME and coordinator of projects such as: Transfer of Rights, New Gas Market, Transposition of the São Francisco, Mining Auctions, among others. He is a member of the Eletrobras Board of Directors.

Member of the Board of Directors of Santo Antônio Energia S.A. He was coordinator of the Mining and Energy issues for the infrastructure group in the government transition. He was Director and Deputy Secretary in coordination and structuring of projects in the Energy, Oil and Gas and Mining sector in the Investment Partnership Program (SPPI/PR). He was also coordinator of the PPI Project portfolio and the environmental licensing agenda. He was Advisor, Chief of Staff and Coordinator of Infrastructure Projects in the themes of (climate modeling, energy, water resources, drainage, ports and highways) at the Secretariat for Strategic Affairs of the Presidency of the Republic (SAE/PR). He was an Advisor at the National Risk Management Center of the Ministry of National Integration. He was an Advisor at the Executive Secretariat and, subsequently, at the Urban Environment Secretariat at the Ministry of the Environment. Professor at other training institutions for public agents on the topics of PPPs and infrastructure regulation. Doctoral board member on regulation, economics and infrastructure. International books, articles and periodicals published in a total of 25 research papers. International reviewer of international journals such as Utilities Policy, Expert Systems and others.

Eletrobras is not aware of the existence, in the last 05 (five) years, of civil, criminal or administrative convictions, which have not yet been resolved, which prevent Mr. Bruno Eustáquio Ferreira Castro de Carvalho from exercising any professional or commercial activity.

In addition, Mr. Bruno Eustáquio Ferreira Castro de Carvalho is considered a Politically Exposed Person under the terms of CVM Instruction 301.

Mr. Bruno has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from the practice of any professional or commercial activity; and

Lastly, he is not an independent member because he does not fully fit the following concept: III - not having maintained, in the last 3 (three) years, a bond of any nature with Eletrobras or its controllers, which may compromise his independence.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Ruy Flaks Schneider	02/28/1941	Board of Directors	OGM 04/27/2021	Until ASM 2023
010.325.267-34	Industrial Mechanical Production Engineer	Chairman of the Eletrobras Board of Directors	-	Yes
Yes	00	Does not hold other positions at Eletrobras
100%

Ruy Flaks Schneider - 010.325.267-34

Mr. Ruy Flaks Scheneider is Mechanical and production industrial engineer, graduated from PUC/RJ in 1963, 1st place in the class, “Metal Leve” award, Master of Sciences in “Engineering Economy” from Stanford University, 1965. Navy reserve officer, graduated from CIORM - Center for the Instruction of Officers for the Navy Reserve, 1961, 1st place in the class, higher war course at the Escola Superior de Guerra, 1978.

Acting as an executive of large companies, including strategic formulation and respective actions, elaboration of scenarios and obtaining/adapting human, technological and financial resources with special dedication to the perception of threats and geopolitical factors.

Returning to Brazil, he returned to PUC/RJ, where he founded the industrial engineering department, becoming its first director and establishing the first master's program in industrial engineering (production engineering) which, in 2017, completed fifty years and constitutes itself today in the largest postgraduate program in Brazil, due to the number of universities and master's and doctoral students enrolled.

From 1966, he implemented Xerox do Brasil SA and, in 1970, he started his career at Banco Brascan de Iinvestimento SA as manager of financial analysis, being successively promoted to marketing manager and, at a meeting held on 12/02/1974, he was elected director, assuming the marketing directorship and, successively promoted to vice president of investments and vice president, capital market, already in successor, since 1980, Banco de Montreal SA- Montrealbank. At the same time, he served as superintendent director and member of the board of several subsidiaries, Montrealbank Financeira S.A., Montrealbank DTVM S.A., Montrealbank Leasing S.A., Montrealbank Corretora de Seguros Ltda. and Montrealbank Pension Fund, the first multi-sponsored fund and into which defined contribution plans were introduced in Brazil, until the meeting of 04/29/1988 that celebrated his retirement. He was an advisor to the economy sub-committee of the Brazilian Foreign Debt Renegotiation Committee and, having been a member of the Central Bank's capital market advisory board, in 1987 he participated in advising the Central Bank on the preparation of the foreign debt conversion program. In 1988, he moved to the Multiplan Group, where he was vice president, member of the board of directors and managing director of Renasce Rede Nacional de Shopping Centers, developing shopping centers and respective financial engineering, in Brazil and Portugal.

In mid-1991 he started to dedicate himself entirely to Schneider & Cia. Consultoria, Empreendimentos e Participações, merchant bank, with expertise in consulting, business recovery, value restoration, mergers & acquisitions. Speaker, in Brazil and abroad, including, at the invitation of the Ministry of Foreign Affairs. Lecturer at the Escola Superior de Guerra, he is a member of the staff of CEPE - Center for Political and Strategic Studies of the Brazilian Navy, having already served in Antarctica and Haiti. Chairman of the board of directors of LRNB - Liga da Reserva Naval do Brasil has been a member of board of directors and fiscal council and has published several articles.

Board member certified by IBGC - Brazilian Institute of Corporate Governance, since January, 2013, successively renewed to date. Great officer of the Order of Naval Merit, commander of the Order of Merit of Defense, officer of the Order of Rio Branco, officer of the Order of Aeronautical Merit, knight of the Order of Military Merit, Tamandaré Merit Medal, Peacemaker Medal and Santos Dumont Merit Medal. Fluent in English, French and Spanish, regular command of Italian and German, introductory to Russian.

Eletrobras is not aware of the existence, in the last 05 (five) years, of civil, criminal or administrative convictions, which have not yet been resolved, which prevent Mr. Ruy Flaks Schneider from exercising any professional or commercial activity

On March 20, 2018, he received from CVM the Brazilian Securities and Exchange Commission a penalty exclusively of pecuniary fine applied to all Directors, Tax Advisors and Directors of TEKA SA in Judicial Recovery, under the terms of Law 11,101/2005, today Law 14,112/2020, which has been paid.

Mr. Ruy Flaks Schneider is not considered to be a politically exposed person under the terms of CVM Instruction 301.

Mr. Ruy Flaks Schneider is an independent member because he fully fits into the following determinants: i - not having any relationship with Eletrobras, except for capital participation; ii - not be a spouse or relative or consanguineous or related, up to the third degree or by adoption, of the chief executive, minister of state, secretary of state or municipality or administrator of Eletrobras; iii - not having maintained, in the last 3 (three) years, a bond of any nature with Eletrobras or its controllers, which may compromise its independence; iv - not being or not having been, in the last 3 (three) years, an employee or director of Eletrobras, of a mixed-capital company or of a controlled, affiliated or subsidiary company of Eletrobras, except if the link is exclusively with public educational institutions or research; v - not to be a supplier or buyer, direct or indirect, of Eletrobras services or products, so as to imply loss of independence; vi - not be an employee or manager of a company or entity that is offering or demanding services or products to Eletrobras, in order to imply loss of independence; vii - not to receive any other remuneration from Eletrobras or from a mixed capital company in addition to that related to the position of director, except for cash earnings from participation in the capital.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Ana Carolina Tannuri Laferté Marinho	01/07/1978	Board of Directors	OGM 04/27/2021	Until ASM 2023
269.353.698-78	Lawyer	Effective Member of the Board of Directors	-	Yes
No	1st Term	-

Ms. Ana Carolina Tannuri Laferté Marinho has bachelored by the faculty of law of the pontifical catholic university of São Paulo - PUC/SP, completed in december 2000. Post-Graduation course - Lato sensu postgraduate course with an emphasis on constitutional law at the Brasiliense Institute of Public Law - IDP (beginning and conclusion: 2010). Post graduation course lato sensu at the federal district magistrature school - AMAGIS (start and conclusion: 2004). Post graduation course lato sensu with emphasis on tax law at the brazilian institute of tax studies - IBET (begin 2001 and end of 2002). - monitor of this course in the period from February 2003 to July 2004.

Assistant of the infrastructure of the subchefy for legal affairs of casa civil - from 5 January 2018 until this date: logistics (ports, road, railway, aviation), energy, telecommunications, oil and gas, gas, water, gas, water, gas, water, gas, water, gas, water -private in the exercise of the position, act in all acts of the president of the republic that are in the theme (provisional measures, draft laws, decree, sanction and veto, approval of other acts) acting with the Investment Partnership Program Investment Partnership Program Council - CPPI. Accompanies the resolutions of The National Energy Policy Council – CNPE

Coordinator of the subcommittee for the preparation and legislative update for review of law no. 12,334, 2010 (National Dam Safety Plan) - according to resolution no. 02, 2019, of the interministerial council for supervision of district responsibilities (9th december) 2019) advisor of the board of directors of Companhia Docas Do Rio Grande Do Norte posse on 12.16.2019 legal consultancy of the ministry of agricultural development (CONJUR/MDA) march 2014 to may 2016. Partner in the general coordination of fundamental regulation legal secretariat-general of litigation of advocacy-general of the union - sgct department of concentrated control of constitutionality - dcc november/2006 to march 2014 performance in the department of concentrated control of constitutionality - dcc. Substitute of the director (das 5) - 10/03/2007 to 10/21/2008 october/2006: position in the position of attorney of the union.

Loting and exercise in legal consultancy of the ministry of agrarian development. April/2005: take office in the position of judicial technician at the regional electoral court of the federal district. Fulled in the presidency's legal advice, until october 2006. January/2001 april/2005: private lawyer exercise, with activity in the tax, civil, commercial, administrative areas.

It is not a defendant in judicial procedures or in procedures for administrative improbity; is not responsible or investigated, interested or accused in administrative procedures; does not figure as executed in fiscal executions.

Eletrobras is not aware of the existence, in the last 05 (five) years, of any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity.

Ms Ana Carolina is not considered a Politically Exposed Person under the terms of CVM Instruction 301.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies

Annex 03

Information related to the candidates for the Fiscal Council appointed by the controlling shareholders

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Thais Marcia Fernandes Matano Lacerda	08/08/1964	Fiscal Council	ASM 04/27/2021	Until the ASM 2023.
392.758.251-49	Lawyer	Effective Member of the Fiscal Council	-	Yes
No	00	Does not hold other positions at Eletrobras.
100%

Thaís Márcia Fernandes Matano Lacerda - 392.758.251-49

Ms. Thaís Márcia Fernandes Matano Lacerda is a Legal Consultant at the Ministry of Mines and Energy, and performs her duties of providing direct and immediate legal advice to the Minister of State; plan, direct, coordinate, supervise, guide and evaluate legal advisory activities, within the scope of the Ministry; fix the interpretation of the Constitution, laws, treaties and other normative acts to be uniformly followed in their areas of activity and coordination, when there is no normative guidance from the Attorney General of the Union; to watch over the compliance and observance of the normative guidelines, signed by the Attorney General's Office. She holds a law degree from the University of Brasília (UNB). Her professional background also includes having worked as a legal advisor at Amazônia Azul Tecnologias de Defesa S/A.

Ms. Thaís Márcia Fernandes Matano Lacerda is not a director of other companies.

Eletrobras is not aware of the existence, in the last 05 (five) years, of civil, criminal or administrative convictions, which have not yet been decided, which prevent Mrs. Thaís Márcia Fernandes Matano Lacerda from exercising any professional or commercial activity.

Ms. Thaís Márcia Fernandes Matano Lacerda is considered a Politically Exposed Person under the terms of CVM Instruction 301 because she holds the position of Legal Consultant at the Ministry of State for Mines and Energy.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Ricardo Takemitsu Simabuku	07/25/1964	Fiscal Council	04/27/2021	Until the ASM 2023.
086.766.338-35	Engineer	Indicated for the substitution of the Fiscal Council	-	Yes
No	00	-

Mr Ricardo Takemitsu has a degree in Electrical Engineering - Electrotechnical modality from the Polytechnic School of the University of São Paulo (1986) and specialization in Public Management from the National School of Public Administration - Enap (2016). He is an effective federal civil servant in the career of Specialist in Public Policy and Government Management at the Ministry of Economy. He currently holds the position of Advisor at the Executive Secretariat of the Ministry of Mines and Energy - MME.

He worked at the National Electric Energy Agency - ANEEL from July/2002 to June/2006 as a specialist in energy regulation and from May/2008 to July/2019 in the position of Deputy Superintendent of the Superintendence of Regulation of Generation Services and Superintendent Deputy of the Superintendence of Economic Regulation and Market Studies. From June/2006 to April/2008, he worked at MME in the Department of Renewable Fuels, of the Secretariat of Petroleum, Natural Gas and Biofuels. In the private sector, he worked in electrical and industrial automation projects in the areas of power generation (hydroelectric and thermoelectric), the petrochemical, beverage, food, sugar and alcohol, steelmaking and ore handling industries.

He has been a member of the Fiscal Council of Nuclebras Equipamentos Pesados S.A. - Nuclep, since February/2020 and an alternate member of the Fiscal Council of Industrias Nucleares do Brasil - INB, both public companies linked to the Ministry of Mines and Energy.

Eletrobras is not aware that Mr. Ricardo Takemitsu Simabuku has been the target, in the last 05 (five) years, of a) any criminal conviction, even if not final; b) any conviction in a CVM administrative proceeding; and c) any final and unappealable sentence, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

Mr. Ricardo Takemitsu Simabuku is not considered a politically exposed person under the terms of CVM Instruction 301.

Mr. Ricardo Takemitsu Simabuku did not run for elected office in the Executive and/or Legislative Powers in the last year.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Domingos Romeu Andreatta	09/13/1980	Fiscal Council	61ª ASM 27/04/2021	Until the ASM 2023.
030.548.069-36	Electric Engineer	Effective Member of the Fiscal Council	-	Yes
No	-	I am employed, higher level professional at CGT Eletrosul and i am indicated to be recommended as member of the Fiscal Council of Belo Monte Transmissora de Energia SPE S/A. Appointed by MME through furnas

Mr. Domingos Romeu Andreatta is graduated in electrical engineering by UFSC, CREA-SC 062085-3, and post graduated in information security by UNB and has a MBA in project management from Fundação Getúlio Vargas and executive MBA in finance.

He is assistant secretary of electricity – SEE/MME since June 2018. He is currently member of the board of directors of the company for the development of the values of São Francisco and Parnaíba - CODEVASF and alternate member of the board of the National Electric System Operator - ONS.

Mr. Domingos was director of the electrical system monitoring department - DMSE/SEE/MME in the period from 2010 to 2018, general coordinator for monitoring the expansion of the MME generation between 2005 to 2010 and was a member of the electronic board of directors distributor Roraima in the period from 2016 to 2018.

Mr. Domingos Romeu Andreatta is considered a person politically exposed in terms of CVM instruction 301.

Is not a defendant in judicial procedures or in administrative improbity processes;

Is not responsible or investigated, interested or accused in administrative procedures; and

Does not figure how performed in fiscal executions.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Ingrid Palma Araújo	09/28/1980	Fiscal Council	ASM 04/27/2021	Until the ASM 2023.
903.270.041-34	Federal Public Servant	Alternate Fiscal Council Member	-	Yes
No	-	-

Mrs Ingrid Palma Araújo is advisor and substitute to the Head of the Special Internal Control Advisory (FCPE 102.4)

Unit/Body: AECI/Ministry of Mines and Energy. Period: 04/17/2015 - Until the present date.

Description of Activities:

Assist the Chief AECI in advising the Minister of State; guide other managers and administrators of public goods and resources in the preparation and review of internal rules, manuals, subsidies for the annual accountability of the President of the Republic and the Annual Accounts Process (management report and other documents), as well as as in other matters related to governance, integrity, risks, transparency, ethics, compliance and correction; To act in the dialogue between the Ministry and the organs of External, Internal Control and defense of the State, especially regarding the conformity of procedures and effectiveness of administrative practices and norms;

Manage, supervise, guide and coordinate all procedures pertaining to TCU's e-Accounts, e-TCE, e-Personnel and Conecta Systems, as well as procedures related to the CGU e-Aud System; Monitor the fulfillment of the demands of the Control Bodies, specifically of the judgments and other diligences of the TCU and of the recommendations of the CGU; Process mapping; technical guidance, supervision and monitoring of the LAI (Law No. 12,527/2011) and the implementation of the MME Integrity Plan, Risk Management Policy and Open Data Plan; and Acting in the improvement and adaptation to the new procedures pertinent to Governance, Risks and Integrity Policies (Decree nº 9.203 / 2017), Information Security (Decree 9637/2018), Data Privacy (Law 13709/2018 - LGPD), Compliance and Conflict of Interest (Law No. 12,813/2013

Technical Advisor at MME's Special Strategic Management Advisory (DAS 101.3) Unit/Body: AEGE/MME , Period: from 07/15/2008 to 04/16/2015

Description of Activities:

Execution of activities within the scope of Strategic Planning, in the preparation, coordination and consolidation of the Management Report and the Presidential Message, to be presented, respectively, to TCU/CGU and to the Chief of Staff/Presidency of the Republic; Articulation with Regulatory Agencies (Management Contract between MME/ANEEL); monitor, disclose and maintain documents and ordinances on the MME website; consolidation and monitoring of the Permanent Providence Plan (PPP); update of the MME Action Plan; and Provide administrative support to the Executive Secretariat in the preparation of official letters, technical notes, memoranda, Power Point presentation, among others.

Eletrobras is not aware of the existence, in the last 05 (five) years, of civil, criminal or administrative convictions, which have not yet been resolved, which prevent/Mrs Ingrid Palma Araújo from exercising any professional or commercial activity

Ms. Ingrid Palma is not considered a politically exposed person under the terms of CVM Instruction 301.

Ms. Ingrid Palma did not run for elected office in the Executive and / or Legislative branches in the last year.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Rafael Rezende Brigolini	07/17/1982	Member of the Fiscal Council	ASM 04/27/2021	Until the ASM 2023.
055.693.306-07	PUBLIC FEDERAL SERVER	Member of the Fiscal Council	-	Yes
No	00	Does not hold other positions at Eletrobras.
-

Mr. Rafael Rezende Brigolini Graduated in economics from the State University of Campinas (2004). He is currently a professor at Faculdades Alvorada and a finance and control analyst at the Ministry of Finance. He has experience in the area of Economics, with an emphasis on Economic Regulation and the defense of competition.

Professional Experience: General Coordinator of Tax Operations - STN from 2016; Coordinator of the Credit Operations Coordination - COPEC STN from 2015 to 2016; Agroindustrial Credit Operations Manager - National Treasury Secretariat, from May 2012 to 2015 ; Project Manager of the Agricultural Credit Management - National Treasury Secretariat, as of May 2011; Finance and Control Analyst - National Treasury Secretariat MF, Agricultural Credit Management, as of April 2007; Tax Advisor BB Seguros from August to November / 2020; Fiscal Counselor Banco do Brasil Banco de Investimento SA, from 2015 to 2020; Fiscal Counselor Banco do Brasil Banco de Investimento SA, from 2015 to 2020; Substitute Fiscal Counselor of Companhia de Água e Esgoto do Rio Grande do Norte - CAERN, as of May 2012; Substitute Fiscal Council Member of EMBRAPA in 2008, 2009, 2010 and 2011; Fiscal Council Member of Instituto Brasileiro de Cotton (IBA) from July / 2010;Specialist in Regulation of Telecommunications Services - Anatel, from March 2005 to April 2007; Junior Foreign Trade Analyst at AmBev from Jun 2003 to Jul 2004 with foreign trade activities.

Eletrobras is unaware of the existence, in the last 05 (five) years, of civil, criminal or administrative convictions, still unresolved, that prevent Mr. Rafael Rezende Brigolini from exercising any professional or commercial activity

Mr. Rafael Rezende Brigolini is not considered a politically exposed person under the terms of CVM Instruction 301.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There is no situation that falls within the scope of this item.

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There is no situation that falls within the scope of this item.

NAME	DATE OF BIRTH	ADMINISTRATION BODY	DATE OF ELECTION	TERM OF OFFICE
CPF	OCCUPATION	ELECTED OFFICE HELD	INVESTITURE DATE	ELECTED BY CONTROLLER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES	OTHER POSITIONS AND FUNCTIONS PERFORMED IN THE ISSUER
IF THE CANDITATE HELD THE OFFICE OF THE MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE BODY OVER THE LAST YEAR, WHICH HAPPENED AFTER VESTING IN THE OFFICE
PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA
Rafael Souza Pena	12/19/1972	Alternate Member of the Fiscal Council	ASM 04/27/2021	Until the ASM 2023.
561.262.471-91	PUBLIC FEDERAL SERVER	Alternate Member of the Fiscal Council	-	Yes
No	00	Does not hold other positions at Eletrobras.
-

Mr. Rafael Souza Pena graduated in Business Administration from the University of Brasília - UnB / Marketing Concentration Area - in January 1997.

He took an MBA in Financial Administration from Fundação Getúlio Vargas - FGV in April 2004 and in 2013 he took an MBA in Management in Logistics and Global Operations from Universidade Gama Filho. At the moment he is doing Law (in progress) at the Institute of Higher Education of Brasília - IESB.

MAIN PROFESSIONAL ACTIVITIES IN THE PUBLIC SECTOR: • Federal Auditor of Finance and Control, from the National Treasury Secretariat, since 1998, having served in the Federal Heritage Secretariat, the Food and Nutrition Security Secretariat of the Ministry of Social Development and the Treasury Secretariat National, currently holding the position of Financial Coordinator. • Fiscal Counselor of Companhia Paulista de Trens Metropolitanos - CPTM (Exercises of 2017, 2018 and 2019); • Fiscal Council Member of Boa Vista Energia (Fiscal Year 2014, 2015 and 2016); • Fiscal Council member of Companhia Docas do Espírito Santo - CODESA (2010 financial year); • Member of the Board of Directors of Companhia de Armazéns e Silos do Minas Gerais - CASEMG (Fiscal years 2006 to 2009); and • Fiscal Council member of Nuclebras Equipamentos Pesados S.A - NUCLEP (Fiscal years 2003 to 2005).

Eletrobras is unaware of the existence, in the last 05 (five) years, of civil, criminal or administrative convictions, still unresolved, that prevent Mr. Rafael Souza Pena from exercising any professional or commercial activity

Mr. Rafael Souza Pena is not considered a politically exposed person under the terms of CVM Instruction 301.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There is not.

 12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There is not.

ANNEX 04 –

CERTIFICATE

EXTRACT OF THE MINUTES OF THE SIXTY-FOURTH MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

It is certified, for due purposes, that the Eletrobras Management, People and Eligibility Committee - CGPE closed its sixty-fourth meeting on 01/28/2021. Participated in the remote meeting, as members, the Counselor and Coordinator MARCELO DE SIQUEIRA FREITAS (MSF), the Board Member RUY FLAKS SCHNEIDER (RFS) and the Board Member LUCIA MARIA MARTINS CASASANTA (LMC). There was no record of absences. The meeting was chaired by the Secretary of Governance BRUNO KLAPPER LOPES. OPINION ABOUT ELIGIBILITY: The members of the Management, People and Eligibility Committee, in the use of their legal attributions, and with support in articles 14 and 21 of Decree 8945/16, and in Circular Letter 842/16-MP, cast their votes on the basis of the support material made available, having unanimously expressed their opinion, and exclusively from the perspective of the legal requirements for investiture, on the eligibility of the following indications:

A.	Eletrosul Social Security and Assistance Foundation - ELOS - Appointment to the Executive Board. RES 021, of 01.18.2021.
➢	Rafael Judar Vicchini - Administrative Financial Director.
B.	Eletrobras - Appointment of the Federal Government (vacancy of the Ministry of Economy) to the Board of Directors (without RES).
➢	Ana Carolina Tannuri Laferté Marinho – Board of Directors member of Eletrobras Holding.
C.	Eletrobras - Electoral process - candidates to represent employees on the Board of Directors for the 2021-2023 biennium:
➢	Carlos Eduardo Rodrigues Pereira;
➢	Luiz Eduardo dos Santos Monteiro.
D.	CGT Eletrosul - Electoral process - candidates to represent employees on the Board of Directors for the 2021-2023 biennium:
➢	Eduardo Clasen Back;
➢	Luiz Fernando Nunes Moreira;
➢	Maria Cristina Silva da Silva.
E.	Eletronorte - Electoral process - candidates to represent employees on the Board of Directors for the 2021-2023 biennium:
➢	Andre Felipe de Oliveira Soeiro;

➢	Antônio Carlos Faria de Paiva;
➢	Edileno Miranda Condovil;
➢	Eduardo Fróes Ribeiro de Oliva;
➢	Gleide Almeida Brito;
➢	Ikaro Chaves Barreto de Sousa.

F.       CHESF - Electoral process - candidates to represent employees on the Board of Directors for the 2021-2023 biennium:

➢	Lourinaldo Ferreira de Santana;
➢	Robstaine Alves Saraiva;
➢	Sandro Roberto Magalhães.

There being no further business on the subject, the Committee members concluded that the work on the eligibility of this meeting was closed, determining the drawing up of this certificate, which, after being read and approved, is signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Eletrobras Board of Directors, which I drew it up.

Rio de Janeiro, March 16 2021.

BRUNO KLAPPER LOPES

Governance Secretary

CERTIFICATE

EXTRACT OF THE MINUTES OF THE SIXTY-SIXTH MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

It is certified, for due purposes, that the Eletrobras Management, People and Eligibility Committee - CGPE closed its sixty-sixth meeting on the 12th of March in the year two thousand and twenty-one. Participated in the remote meeting, as members, the Counselor and Coordinator MARCELO DE SIQUEIRA FREITAS (MSF) and the Board Member RUY FLAKS SCHNEIDER (RFS) and the Board Member LUCIA MARIA MARTINS CASASANTA (LMC). The meeting was chaired by the Secretary of Governance BRUNO KLAPPER LOPES. OPINION ABOUT ELIGIBILITY: The members of the Management, People and Eligibility Committee, in the use of their legal attributions, and with support in articles 14 and 21 of Decree nº 8945/16, and in Circular Letter 842/16-MP, cast their votes on the basis of the support material made available, having unanimously expressed their opinion, and exclusively from the perspective of the legal requirements for investiture, on the eligibility of the following indications:

F.	Companhia de Transmissão de Energia Eletrica Paulista - CTEEP - Appointment to a position on the Board of Directors. RES 099, of March 1, 2021.
➢	Fernando Simões Cardoso – Effective Board of Directors Member.
  Paulista Lajeado - Appointment to a position on the Board of Directors. RES 100, of March 1, 2021.

➢   Roberto Brigido do Nascimento – Alternate Board of Directors Member.

  Companhia de Eletricidade do Amapá – CEA - Appointment to position on the Fiscal Council. RES 102, of March 1, 2021.

➢   Angela do Carmo Magalhães – Effective Fiscal Council.

I.	CEEE-GT – Appointment to a position on the Board of Directors. RES 115, of March 8, 2021.

➢   Paulo Roberto Miguez Bastos da Silva – Effective Board of Directors Member.

J.	Lajeado Energia – Appointments to a position on the Board of Directors. RES 114, of of March 8, 2021.
➢	Marcello Nascimento Cabral – Effective Board of Directors Member.

➢	Paulo Roberto Miguez Bastos da Silva – Alternate Board of Directors Member.

K.	Empresa Metropolitana de Águas e Energias S/A – EMAE – Appointment to a position on the Board of Directors. RES 119, of March 8, 2021.
➢	Roberto Brígido do Nascimento – Effective Board of Directors Member.
L.	Madeira Energia S/A - MESA – Appointment to a position on the Board of Directors. RES 117, of March 8, 2021.

➢   Bruno Eustáquio Ferreira Castro de Carvalho – Effective Board of Directors Member.

M.	ELETROBRAS – MME Appointment to the Board of Directors

➢   Bruno Eustáquio Ferreira Castro de Carvalho – Effective Board of Directors Member.

N.	ELETROPAR – Eletrobras appointment to Fiscal Council. RES 121, de March 8, 2021.

➢  Raquel Mazal Krauss – Effective Fiscal Council.

O.    ELETROBRAS – MME Appointment to the Fiscal Council.

➢  Thaís Marcia F. Matano Lacerda – Effective Fiscal Council Member.

Note: The effectiveness of the opinion on eligibility related to the appointment mentioned in item J is subject to effective prior approval by the Chief of Staff, in order to safeguard the purpose prescribed in art. 22, II, of Decree 8,945/2016.

P.     ELETROBRAS – MME Appointment to the Fiscal Council.

➢  Ingrid Palma Araújo – Alternate Fiscal Council.

  ELETRONORTE – Eletrobras appointment for position on the Fiscal Council. RES 122, de March 8, 2021.

➢  Francisco de Assis Duarte de Lima – Alternte Fiscal Council.

R.    ELETROBRAS – MME Appointment to the Fiscal Council.

➢  Ricardo T. Simabuku – Alternate Fiscal Council.

Additionally, the members of the Management, People and Eligibility Committee, in the use of their legal attributions, and with support in articles 14 and 21 of Decree 8945/16, and in Circular Letter 842/16-MP, gave their votes based on the support material made available, having unanimously expressed an opinion and exclusively from the perspective of legal investiture requirements, due to the ineligibility of the following appointments:

A.       CGT Eletrosul - Electoral process - candidates to represent employees on the Board of Directors for the 2021-2023 biennium:

➢  Eduardo Clasen Back (reanalysis);

Justification: Based on the complementary support material, the CGPE revised its position on the occasion of its 064th meeting, which ended on 01.28.2021, and profiled the understanding that the candidate does not meet the investiture requirement provided for in item II of §2 of the article 17 of Law no. 13,303/2016, since he held, from 06/09/2017 to 11/07/2019, a position in the Municipal Directive of the Workers' Party.

➢  Maria Cristina Silva da Silva (reanalysis);

Justification: Based on the complementary support material, the CGPE revised its position on the occasion of its 064th meeting, which ended on January 28, 2021, and profiled the understanding that the candidate does not meet the investiture requirement provided for in item II of §2 of the article 17 of Law no. 13,303/2016, since she held, from 03/27/2020 to 07/06/2020, the position of Second Union Secretary at PSOL in the Municipality of Candiota/RS.

The CGPE also unanimously determined the suspension of the eligibility analysis of the other nominations included in the agenda, due to incomplete integrity material, under the terms of art. 22, §2º, of Decree 8,945/16 with art. 2nd of Ordinance SEDDM/ME 8,656/2020. The CGPE further determined that the supporting material should be supplemented for further analysis at the subsequent meeting. There being no further business on the subject, the Committee members concluded that the work on the eligibility of this meeting was closed, determining the drawing up of this certificate, which, after being read and approved, is signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Board of Directors. Eletrobras Management, which I drew it up.

Rio de Janeiro, March 16 2021.

BRUNO KLAPPER LOPES

Governance Secretary

CERTIFICATE

EXTRACT OF THE MINUTES OF THE SIXTY-EIGHTH MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

It is certified, for due purposes, that the Eletrobras Management, People and Eligibility Committee - CGPE held its sixty-eighth meeting on the 03/24/2021. Participated in the remote meeting, as members, the member and Coordinator MARCELO DE SIQUEIRA FREITAS (MSF) and the member LUCIA MARIA MARTINS CASASANTA (LMC). Member RUY FLAKS SCHNEIDER (RFS) registered his votes electronically. There was no record of absence. The meeting was chaired by the Secretary of Governance BRUNO KLAPPER LOPES. OPINION ABOUT ELIGIBILITY: The members of the Management, People and Eligibility Committee, in the use of their legal attributions, and with support in articles 14 and 21 of Decree 8945/16, and in Circular Letter nº 842/16-MP, cast their votes on the basis of the support material made available, having unanimously expressed their opinion and exclusively from the perspective of the legal requirements for investiture, for eligibility, of the following nominations for Eletrobras' 61st AGM:

S.	Eletrobras – Appointment of the Federal Government (MME and ME) for positions on the Fiscal Council and Board of Directors. (without Board resolution)
➢	Domingos Romeu Andreatta – Fiscal Council Effective member (MME);
➢	Rafael Rezende Brigolini – Fiscal Council Effective member (MF).

Note: The effectiveness of the opinion on eligibility related to the nominee mentioned in item ii is subject to effective prior approval by the Civil House, in order to safeguard the purpose prescribed in art. 22, II, of Decree no. 8,945/2016;

➢	Rafael Souza Pena – Alternate Fiscal Council (MF).

Note: The effectiveness of the opinion on eligibility related to the nominee mentioned in item iii is subject to effective prior approval by the Civil House, in order to safeguard the purpose prescribed in art. 22, II, of Decree no. 8,945/2016;

➢	Ruy Flaks Schneider – Board of Director Member (1st reappointment).

Note: The RFS member and adviser was absent and did not comment on the indication mentioned in item iv under previous allegation of being in a situation of conflict of interest;

➢	Marcelo de Siqueira Freitas – Board of Director Member (1st reappointment);

Note: The MSF coordinator and advisor was absent and did not comment on the indication mentioned in item v under previous allegation of being in a situation of conflict of interest;

➢	Lúcia Maria Martins Casasanta – Board of Director Member (1st reappointment).

Observation 1: The effectiveness of the opinion on eligibility related to the nominee mentioned in item vi is subject to effective prior approval by the Chief of Staff, in order to safeguard the purpose prescribed in art. 22, II, of Decree no. 8,945/2016;

Observation 2: The member and counselor LMC was absent and did not comment on the indication mentioned in item vi under previous allegation of being in a situation of conflict of interest;

➢	Mauro Gentile Rodrigues da Cunha – Board of Director Member (2nd reappointment).

Note: The effectiveness of the opinion on eligibility related to the nominee mentioned in item vii is subject to effective prior approval by the Civil House, in order to safeguard the purpose prescribed in art. 22, II, of Decree no. 8,945/2016;

➢	Wilson Pinto Ferreira Junior – Board of Director Member (3rd reappointment).

Note: The effectiveness of the opinion on eligibility related to the nominee mentioned in item viii is subject to effective prior approval by the Civil House, in order to safeguard the purpose prescribed in art. 22, II, of Decree no. 8,945 / 2016;

There being nothing more to discuss on the subject, the Committee members concluded that the work on the eligibility of this meeting was closed, determining the drawing up of this certificate, which, after being read and approved, is signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Adviser to the Board of Directors Eletrobras and substitute Secretary of Governance, who drew it up.

Rio de Janeiro, March 24, 2021.

FERNANDO KHOURY FRANCISCO JUNIOR

Substitute Secretary of Governance

CERTIFICATE

EXTRACT OF THE MINUTES OF THE SIXTY-SEVENTH MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

It is certified, for due purposes, that the Eletrobras Management, People and Eligibility Committee - CGPE held its sixty-seventh meeting on 03/22/2021. Borad member and member MARCELO DE SIQUEIRA FREITAS (MSF) coordinated the meeting and cast his votes. The Directors and members RUY FLAKS SCHNEIDER (RFS) and LÚCIA MARIA MARTINS CASASANTA (LMC) cast their votes. There was no record of absence. The meeting was chaired by the Secretary of Governance BRUNO KLAPPER LOPES. OPINION ABOUT ELIGIBILITY: The members of the Management, People and Eligibility Committee, in the use of their legal attributions, and with support in articles 14 and 21 of Decree nº 8.945/16, and in Circular Letter nº 842/16-MP, cast their votes on the basis of the support material provided, having unanimously expressed their opinion and exclusively from the perspective of the legal requirements for investiture, due to the eligibility of the following candidate to the appointment to the Eletrobras 61st Annual Shareholders Meeting:

A.   Eletrobras – Candidates for the positions of Company President and Board Member (CEO succession process)

➢	Rodrigo Limp Nascimento.

Note: The effectiveness of the opinion on eligibility related to the above candidates is subject to effective prior approval by the Civil House, in order to safeguard the purpose prescribed in art. 22, II, of Decree no. 8,945/2016.

There being no further business on the subject, the Committee members concluded that the work on the eligibility of this meeting was closed, determining the drawing up of this certificate, which, after being read and approved, is signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Advisor to the Eletrobras Board of Directors and substitute Secretary of Governance, which I drew it up.

Rio de Janeiro, April 1, 2021.

FERNANDO KHOURY FRANCISCO JUNIOR

Substitute Secretary of Governance

Annex 05

Setting Compensation of Managers, Members of the Fiscal Council and of the Statutory Audit and Risk Committee

In compliance with article 12, I, of CVM Instruction 481, the following is the proposal for compensation of managers, effective members of the Fiscal Council and of the Statutory Audit and Risk Committee for the period from April 2021 to March 2022.

Proposal of Compensation for Managers:

It is worth informing a recent understanding of the Collegiate of the Brazilian Securities Exchange Commission - CVM, which, once contained Official Letter CVM/SEP/No. 1/2021, establishes the non-inclusion of social contribution charges (INSS and FGTS) in the sums of global compensation subject to approval at a shareholders' meeting:

"It is worth emphasizing that the CVM Collegiate manifested understanding at a meeting held on 08/Dec/20 (CVM Process no. 19957.007457/2018-109) that social contribution charges related to onus of the employer are not covered by the concept of "benefits of any kind" as provided for under article 152 of Act 6404/76, therefore not including the sums of global or individual compensation subject to approval by the shareholders' meeting."

In that context, in strict compliance with Official Letter CVM/SEP/No. 1/2021, the Company proposes to be approved as way of global compensation of Managers, members of the Fiscal Council and of the Statutory Audit and Risk Committee, for the aforementioned period, the amounts below, which do not include Eletrobras’ social charges (INSS and FGTS):

•	Global Value, without social charges, for Managers (Officers and Directors): BRL 10,654,900.51 (ten million, six hundred and fifty-four thousand, nine hundred reais and fifty-one cents), where BRL 10,132,625.68 (ten million, one hundred and thirty-two thousand, six hundred and twenty-five reais and sixty-eight cents) is intended for Officers and BRL 522,274.83 (five hundred and twenty-two thousand, two hundred and seventy-four reais and eighty-three cents) is intended for Directors;

•	Global Amount, without social charges, to the Fiscal Council: BRL 326,421.77 (three hundred and twenty six thousand, four hundred and twenty one reais and seventy seven cents);

•	Global Amount, without social charges, to the Statutory Audit and Risk Committee: BRL 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty reais and seventy cents).

For information purposes, and in order to allow a better comparison with the Proposal approved in the previous year, we present the amounts of this Proposal if Eletrobras’ social contribution charges were added (INSS and FGTS):

BRL	Proposal* for 61ª AGO/2021	Proposal for 61st Annual Shareholders' Meeting/2021 if social contribution charges are added
Executive	10,132,625.68	12,253,504.32
CA	522,274.83	626,729.79
Managers (Officers + Board of Directors)	10,654,900.51	12,880,234.11
CF (Fiscal Council)	326,421.77	391,706.12
CAE	1,958,530.58	2,350,236.70
Total	12,939,852.85	15,622,176.92

* According to Official Letter CVM/SEP/No. 1/2021, it does not consider social contribution charges (INSS and FGTS)

Considering the amounts approved at the 60th AGM with the exclusion of the respective approved social charges, it is registered that the current proposal is BRL 867,184.61 (eight hundred and sixty-seven thousand, one hundred and eighty-four reais and sixty-one cents), which establishes a global increase percentage of 7.18% (detailed information in item (c) below).

Setting the compensation for members of the Fiscal Council and of the Statutory Audit and Risk Committee for the period from April 1, 2021 to March 31, 2022 shall be deliberated and approved at the Annual Shareholders' Meeting to be held on April 27, 2021.

In addition to this, for a better understanding by the Shareholders of the proposal for the remuneration of the Company's managers for the term that will be closed at the Annual General Meeting to be held in 2022, and in line with the guidelines set forth in Official Letter/CVM/SEP/No. 01/2021, the Company lists, below, some additional information connected to the remuneration proposal presented.

(a) Period covered by this proposal for remuneration:

The proposal for compensation of the managers presented hereunder for appraisal of the Shareholders span between the months of April 2021 (including it) and March 2022 (including it).

(b) Values approved in the previous proposal and amounts actually realized:

At the Annual Shareholders’ Meeting held on July 29, 2020, the shareholders approved the global compensation of Company Managers for the period between April 2020 and March 2021, in the total amount of BRL 11,510,538.08 (eleven million, five hundred and ten thousand, five hundred and thirty-eight reais and eight cents) for Managers (directors and executive board), BRL 391,706.12 (three hundred and ninety one thousand, seven hundred and six reais and twelve cents) for members of the Fiscal Council and BRL 2,350,236.70 (two million, three hundred and fifty thousand, two hundred and thirty-six reais and seventy cents) for members of the Statutory Audit and Risk Committee.

However, in the period between April 2020 and March 2021, it was effectively realized the amount of BRL 6,930,845.51 (six million nine hundred thirty thousand eight hundred forty-five reais and fifty-one cents) for Managers, BRL 344,012.03 (three hundred and forty-four thousand, twelve reais and three cents) for members of the Fiscal Council and BRL 2,295,398.33 (two million, two hundred and ninety-five thousand, three hundred and ninety-eight reais) for members of the Statutory Audit and Risk Committee.

BRL	Approved at the 60th Annual Shareholders' Meeting/2020	Realized Amounts (April/20 to March/21)	Difference between Approved and Realized
Executive	10,883,808.30	6,368,094.78	4,515,713.52
CA	626,729.78	562,750.73	63,979.05
Managers (Officers + Board of Directors)	11,510,538.08	6,930,845.51	4,579,692.57
CF (Fiscal Council)	391,706.12	344,012.03	47,694.09
CAE	2,350,236.70	2,295,398.33	54,838.37
Total	14,252,480.90	9,570,255.87	4,682,225.03

Thus, it was observed that the effectively approved amount for Managers, Members of the Fiscal Council and of the Statutory Audit and Risk Committee increased by BRL 4,682,225.03 (four million, six hundred and eighty-two thousand, two hundred and twenty-five reais and three cents) against the effectively acknowledged (realized) amounts for the financial year 2020/2021. Main justifications for the under-realization of the budgeted amount are:

•	The company, when stipulating its proposal for compensation for the management, adopted a conservative approach, which included the constitution of maximum possible amounts of each compensation component for each of the Managers, Members of the Fiscal Council and of the Statutory Audit and Risk Committee;

•	In this context, considering the members of the Executive Board, who have the highest difference between approved and realized, a specific increase of BRL 4,515,713.52 (four million, five hundred and fifteen thousand, seven hundred and thirteen reais and fifty-two cents), we hereby inform that some of the provisions failed to materialize in the financial year, such as: (i) BRL 2,109,186.78 (two million, one hundred and nine thousand, one hundred and eighty-six reais and seventy-eight cents) would be related to "quarantine", expected to ensure the non-assumption of positions by former Managers of the Company, in companies considered as competitors in the six (06) months following their leave. As there was no dismissal of officers in the period with this condition, resources allocated for such situation were not used; (ii) from the expected amount of BRL 703,062.26 (seven hundred and three thousand, sixty-two reais and twenty-six cents) related to transfer cost aid, required to cover costs with moving and reallocation of members elected for the Executive Board, BRL 653,199.69 (six hundred and fifty three thousand, one hundred and ninety-nine reais and sixty-nine cents) were not realized;

•	Additionally, still considering the Executive Board, there is a difference of BRL 601,675.01 (six hundred and one thousand, six hundred and seventy-five reais and one cent) in item "fixed fees", of extraordinary occurrence due to the fact a position was not taken during the whole aforementioned period.

(c)       Possible differences between the amounts of the present proposal and the previous proposal and those included in Section 13 of the Reference Form of the Company:

At the 2020 Annual Shareholders’ Meeting, the Management proposed the amount of BRL 11,461,468.79 (eleven million, four hundred and sixty-one thousand, four hundred and sixty-eight reais and seventy-nine cents) for Managers, BRL 391,706.12 (three hundred and ninety-one thousand, seven hundred and six reais and twelve cents) for members of the Fiscal Council and BRL 2,350,236.70 (two million, three hundred and fifty thousand, two hundred and thirty-six reais and seventy cents) for members of the Statutory Audit and Risk Committee for the period from April 2020 to March 2021.

However, the effectively approved amount by shareholders at that occasion was of 11,510,538.08 (eleven million, five hundred and ten thousand, five hundred and thirty-eight reais and eight cents) for Managers (Executive Board and Board of Directors), BRL 391,706.12 (three hundred and ninety-one thousand, seven hundred and six reais and twelve cents) for members of the Fiscal Council and BRL 2,350,236.70 (two million, three hundred and fifty thousand, two hundred and thirty-six reais and seventy cents) for members of the Statutory Audit and Risk Committee.

Also, with the purpose of allowing comparison against the new Proposal, already conceived based on Official Letter/CVM/SEP/No. 1/2021 that determines not to consider social contribution charges, we inform that the amount approved at the Annual Shareholders' Meeting would be of BRL 9,787,715.89 (nine million, seven hundred and eighty-seven thousand, seven hundred and fifteen reais and eighty-nine cents) for Managers (Executive Board and Board of Directors), BRL 326,421.77 (three hundred and twenty-six thousand, four hundred and twenty-one reais and seventy-seven cents) for members of the Fiscal Council and BRL 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty reais and fifty-eight cents) for members of the Statutory Audit and Risk Committee.

Thus, according to the same basis, we inform that for the period between April 2021 and March 2022, the Management of the Company proposes the amount of BRL 10,654,900.51 (ten million, six hundred and fifty-four thousand, nine hundred reais and fifty-one cents) for Managers, BRL 326,421.77 (three hundred and twenty-six thousand, four hundred and twenty-one reais and seventy-seven cents) for members of the Fiscal Council and BRL 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty reais and fifty-eight cents) for members of the Statutory Audit and Risk Committee.

BRL	Approved at the 60th Annual Shareholders' Meeting/2020	Approved at the 60th Annual Shareholders' Meeting/2020 excluding social contribution charges	Proposal* for 61st Annual Shareholders' Meeting/2021	Difference between "Proposal* for 61st Annual Shareholders' Meeting/2021" and "Approved at the 60th Annual Shareholders' Meeting/2020"	Difference between the "Proposal* for 61st Annual Shareholders' Meeting/2021" and the "Approved at the 60th Annual Shareholders' Meeting/2020 excluding social contribution charges
	(A)	(B)	(C)	(D)=(C)-(A)	(E)=(C)-(B)
Board	10,883,808.30	9,265,441.07	10,132,625.68	-751,182.62	867,184.61
CA	626,729.78	522,274.82	522,274.83	-104,454.95	0.00
Managers (Officers + Board of Directors)	11,510,538.08	9,787,715.89	10,654,900.51	-855,637.57	867,184.61
CF (Fiscal Council)	391,706.12	326,421.77	326,421.77	-65,284.35	0.00
CAE (Statutory Audit and Risk Committee)	2,350,236.70	1,958,530.58	1,958,530.58	-391,706.12	0.00
Total	14,252,480.90	12,072,668.24	12,939,852.86	-1,312,628.04	867,184.61

* According to Official Letter CVM/SEP/No. 1/2021, it does not consider social contribution charges (INSS and FGTS)

Therefore, even though the direct comparison shows that the global amount for the 61st Annual Shareholders’ Meeting concerning Managers, members of the Fiscal Council and of the Statutory Audit and Risk Committee is reduced by BRL 1,312,628.04 (one million, three hundred and twelve thousand, six hundred and twenty-eight reais and four cents) in relation to the amount approved at the 60th Annual Shareholders’ Meeting, it is observed that proposal have different basis. In this context, following Official Letter CVM/SEP/No. 1/2021 and in order to allow comparison, by considering the amounts approved at the 60th Annual Shareholders' Meeting and excluding the respective approved social contribution charges, is must be noticed that the current proposal is superior by BRL 867,184.61 (eight hundred and sixty-seven thousand, one hundred and eighty four reais and sixty one cents), which sets out a global amount percentage of 7.18%.

Thus, concerning the members of the Executive Board, we present the main information concerning compensation components forming the proposal for the period from April 2021 to March 2022, which imply in the difference of the sum when compared against the one approved for the period from April 2020 to March 2021:

•	Fees: In strict compliance with guidelines from the Secretariat for Coordination and Governance of State-Owned Enterprises - SEST, no adjustment of fixed fees for members of the Executive Board shall be proposed.

•	Annual Variable Compensation (RVA): In line with the programs approved by SEST, the following changes are proposed when paying RVA from each of the financial years:

o	Payment in 2021 of the 1st installment (50% of up to 8.0 fees) of the RVA related to the financial year of 2020;

o	Payment in 2021 of the 2nd installment (20% of up to 2.11 fees) of the RVA related to the financial year of 2019;

o	Payment in 2021 of the 1st, 2nd and 3rd installments (80% of 2.0 fees) of the RVA related to the financial year of 2018, as such installments should, under normal conditions, have been paid in previous years as the company is expected to fully comply with the following pre-requirements from articles 152 and 190 of Act 6.404/1976: calculate net profit in the year; allocate to shareholders the minimum mandatory dividend related to the base year; have authorization from the Shareholders’ Meeting.

•	Supplementary Pension Plan: Considering the payment of the 2020 RVA installment (whose program is superior than the one of 2019) and of the 2019 and 2018 RVA installments, there is an increase in the proportion for supplementary pension plan:

•	Vacation Bonus: Proposition of the possibility to implement pecuniary allowance, which incurred in an increase to the proposition of such component.

•	Quarantine: For proposition purposes, it was considered the utilization of the mechanism by three members of the Executive Board and for all of them, as proposed in the previous term, which reduced the sum of this item.

Also, we present the comparison at the monthly individual level of members of each group:

Component	Approved in the Period from April 2020 to March 2021	Proposed in the Period from April 2021 to March 2022
Fees of the Chairman	BRL 52,355.71	BRL 52,355.71
Fees of Officers	BRL 49,862.59	BRL 49,862.59
Maximum of Multiple Fees in the Variable Compensation *	Up to 2.5 fees in the 2019 RVA **	Up to 8 fees in the 2020 RVA ***
Fees of the Board of Directors	BRL 5,440.36	BRL 5,440.36
Fee of the Fiscal Council	BRL 5,440.36	BRL 5,440.36
Fee of the Statutory Audit and Risk Committee	BRL 32,642.18	BRL 32,642.18

* Payment of RVA occurs in a deferred manner, in five years;

** Maximum amount of up to 2.5 fees for 2019 RVA was approved in 2019 by SEST. Considering the deferral and results from indicators, payment of 2019 RVA in 2020 was of 50% of 2.11 fees, and in 2021 it is expected to be 20% of 2.11 fees;

*** Maximum amount of up to 8 fees for 2020 RVA was approved in 2020 by SEST. Considering deferral, payment of 2020 RVA in 2021, which corresponds to 50% of the amount to be distributed, shall be of a maximum of 4 fees.

It should be noted that the process of setting the remuneration of Eletrobras’ Directors, pursuant to Decree 10072/19, is guided by the guidelines of the State-Owned Companies Coordination and Governance Secretariat (SEST), which in 2021 established, once more, that there should be no adjustment of fees for all state-owned companies, regardless of the specifics of each organization.

In this context, it is worth noticing that, in the vision of the Management, aspects capable of allowing comparison of compensation levels at Eletrobras against those practiced by companies of similar size and features should be aggregated in order to adjust the current compensation of managers in line with challenge levels, complexity and responsibilities assigned to position of Managers and members of the Company's Fiscal Council and Statutory Audit and Risk Committee. We understand the non-correlation regarding the compensation difference of Eletrobras' managers, consequent maintenance of payment of amounts under those practiced by the market, implies in relevant risk to the Company, as it does not allow the effective retention and attraction of talents and leaderships, which may compromise its results.

Notwithstanding the risks pointed out, but considering guidelines set by SEST, the compensation proposal establishes that there is no adjustment in the fees of each member of the Executive Board. As a consequence, there will also be no adjustment for the members of the Board of Directors, Fiscal Council and Statutory Audit and Risk Committee, whose remuneration is indexed to the remuneration of the executive board.

It is also worth mentioning that the current proposal considers that, among the 11 (eleven) members of the Board of Directors, there are 3 (three) Directors with seats in the Statutory Audit and Risk Committee that receive specific fees related to the Committee, instead of the compensation as member of the Board of Directors, thus avoiding double counting in the proposal for global compensation of Managers.

It should be noted that the information contained in the Reference Form refers to the Company's accounting year, ending on December 31 of each year, while the remuneration proposals refer to the interval between 2 (two) subsequent general shareholders' meetings.

Exhibit 06 contains information related to the compensation of Managers, members of the Fiscal Council and of the Statutory Audit and Risk Committee, pursuant to item 13,2 of the Reference Form.

Annex 06: Information regarding the Managers’ remuneration under the terms of item 13 of the Reference Form

13.1 - Description of remuneration policy or practice, including non-statutory board of directors

(a) Objectives of remuneration policy or practice, stating whether the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document may be consulted:

The main purpose of the remuneration practice adopted by Eletrobras is to promote the alignment of the interests of the managers with the interests of the Company's shareholders. For this purpose, the remuneration of Eletrobras’ managers is set using, as parameters, the following factors: the responsibility, the time dedicated to the position, the professional competence and reputation of the Managers, as well as challenge levels required by a Company of the size of Eletrobras.

However, it must be noticed that according to Decree 9745/19, it shall fall upon the Secretariat for Coordination and Governance of State-Owned Enterprises - SEST to manifest on the compensation of managers from state-owned companies and instruct the vote of the Federal Government in their shareholders' meetings. In this context, by means of SEI Circular 252/2021/ME dated as of 05/Feb/2021, the referred Secretariat instructed all state-owned companies that, regardless of their specifications and characteristics, fees owned to managers and other statutory members are not to be adjusted for the period from April 2021 to March 2022.

Therefore, restriction determined by SEST in 2021 implies that the management proposal forecasts no adjustment to managers' fees, despite the risks and consequences to Eletrobras' business, once the amounts adopted below market may incur in issues when retaining and attracting key positions in the Company, especially when considering that Eletrobras' amounts have not been adjusted since 2015.

It is worth noticing that due to Appellate Decision 2592/2020-TCU, issued by the Federal Court of Accounts on September 30, 2020, the effects of Appellate Decision 830/2019-TCU, dated as of April 10, 2019 and issued at the 2019 AGO, no longer apply, which determined, on a preliminary basis, that Eletrobras was to refrain from deliberating on a possible grant of a remuneration increase of any kind to its management, until said Court carries out the analysis of information about the state-owned company's financial situation, especially the existence of signs of dependence on the National Treasury. Also, it is worth mentioning that in 2019 SEST initially had indicated a correction of Eletrobras Managers' fees of 11.75%, which was suspended due to the aforementioned Appellate Decision.

(b) Composition of Remuneration, stating:

i. Description of the remuneration elements and the objectives of each of them;

Executive Board

Annual Fixed Remuneration

Eletrobras’ Executive Board members are entitled to a monthly fixed remuneration corresponding to the fees attributed to the exercise of the function, plus the following benefits: vacation bonus, supplementary private pension, transfer allowance, group life insurance, (whose costs are divided between Eletrobras and the opting member), health insurance, meal assistance, housing assistance and special allowance (which refers to Christmas bonus paid o all members of the Executive Board).

The entire Board of Eletrobras is statutory and its members are not entitled to compensation for participation in committees.

Variable Remuneration

The members of the Executive Eletrobras are entitled to Variable Annual Remuneration (“RVA”), based on the fulfillment of annual targets established by the Board of Directors and approved by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Economy. RVA is paid in deferred installments, within a five-year period.

Post-Employment Benefits

The members of the Executive Board are entitled to post-employment benefits in the form of contributions to the supplemental social security.

Grounded Reasoning for End of Office

Pursuant to Federal Law No. 12,813 of May 16, 2013 and pursuant to art. 4 of Decree No. 4,187, of April 8, 2002, the members of the Board of Executive Officers are entitled to benefits motivated by the termination of the position. The purpose of this benefit, called "Quarantine", is to ensure that other positions and/or new positions, by the Company's past managers, are not taken over by companies considered to be competitors of the Company in the six (6) months following their exit. Quarantine is the subject of assessment and manifestation by the Public Ethics Committee.

Compensation Based on Shares (with liquidation in cash) – “PHANTOM STOCK”

Members of Eletrobras' Executive Board are entitled to Annual Variable Compensation ("RVA"), paid in-kind and carried out by means instrument based on shares under the model known as "Phantom Stocks".

Phantom Stocks do not grant to their holders the condition of shareholder of the Company or any right or privilege related to such condition, in special the right to vote and other political rights. No book entry share owned by Eletrobras shall be given because of the mentioned model.

Board of Directors

Annual Fixed Remuneration

The remuneration of the members of the Board of Directors is set at one tenth of the average monthly remuneration of the members of the Executive Board (Chairman and Officers), excluding the amounts connected vacation bonus and to the direct and indirect benefits granted to said members.

The members of the Board of Directors are not entitled to direct and indirect benefits and remuneration for participation in committees, except for the Board Directors who are members of the Statutory Audit and Risk Committee, who will only receive the remuneration of a member of that committee.

Variable Remuneration

The members of the Board of Directors are not entitled to variable remuneration, including, without limitation, bonuses, profit sharing, remuneration for participation in meetings and commissions.

Post-Employment Benefits

The members of the Board of Directors are not entitled to post-employment benefits.

Grounded Reasoning for End of Office

The members of the Board of Directors are not entitled to benefits motivated by the termination of the position.

Remuneration Based on Shares

The members of the Board of Directors are not entitled to stock-based remuneration.

Fiscal Council

Annual Fixed Remuneration

The remuneration of the Fiscal Council’s members is set at one tenth of the average monthly remuneration of the Executive Board’s members (Chairman and Officers), excluding the amounts connected to the direct and indirect benefits granted to said members. The Fiscal Council’s members are not entitled to direct and indirect benefits and remuneration for attendance in committees.

Variable Remuneration

The Fiscal Council’s members are not entitled to a variable remuneration, including, without limitation, bonus, interests in the results, remuneration owing to interest in meetings and commissions.

Post-Employment Benefits

The Fiscal Countil’s members are not entitled to post-employment benefits.

Grounded Reasoning for End of Office

The members of the Fiscal Council are not entitled to benefits motivated by the termination of the position.

Remuneration Based on Shares

The Fiscal Council’s members are not entitled to stock-based remuneration.

Non-statutory Board

Not applicable, since Eletrobras does not have Non-statutory Departments.

Commissions

The Board of Directors of Eletrobras has three committees earmarked for analyzing, following up and making recommendations on specific issues in each area: (i) Strategy, Governance and Sustainability Committee; (ii) Audit and Risk Committee; and (iii) People, Eligibility, Succession and Compensation Committee, all statutory, in line with the extent set out by Act 13303/16 (Public Corporations Act) and its regulation.

The Strategy, Governance and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee shall be composed by three to five members, who are also members of the Board of Directors, without additional compensation, and may also have external members with compensation set by Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Act 6404/76, with a term of office of two (2) years.

The Audit and Risk Committee, of permanent nature, shall be comprised of at least three members and no more than five members, including the external ones. The Board of Directors’ members, who hold a position in the Statutory Audit and Risk Committee must adhere to the compensation of members of said Committee, which is to be set by Shareholders’ Meeting in a sum not less than the compensation of tax advisors.

Statutory Audit and Risk Committee

Annual Fixed Remuneration

The remuneration of the Statutory Audit and Risk Committee’s members is set at 60% (sixty percent) of the average monthly remuneration of the Executive Board’s members (Chairman and Officers), excluding the amounts connected to vacation pay and the direct and indirect benefits granted to said members.

Variable Remuneration

The Statutory Audit and Risk Committee members are not entitled to variable remuneration.

Post-Employment Benefits

The Statutory Audit and Risk Committee’s members are not entitled to post-employment benefits.

Grounded Reasoning for End of Office

The members of the Statutory Audit and Risk Committee are not entitled to benefits motivated by the termination of the term of office.

Remuneration Based on Shares

The Statutory Audit and Risk Committee’s members are not entitled to stock-based remuneration.

ii. In relation to the last 03 (three) financial years, what is the proportion of each element in the total remuneration;

Pursuant to the table below, the proportions for each component of total remuneration for the 2020 financial year were, approximately:

Composition of Remuneration	Board of Directors	Fiscal Council	Executive Board	Non-statutory Board	Statutory Audit and Risk Committee
Monthly Fixed Remuneration
Salary of Payment for Management Services	88.94%	88.05%	57.31%	N.A	83.33%
Direct and Indirect Benefits	0.00%	0.00%	10.00%	N.A	0.00%
Participation in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Others	11.06%	11.95%	19.59%	N.A	16.67%
Variable Remuneration
Bonus	0.00%	0.00%	0.00%	N.A	0.00%
Income Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Participations in Meetings	0.00%	0.00%	0.00%	N.A	0.00%
Fees	0.00%	0.00%	0.00%	N.A	0.00%
Others	0.00%	0.00%	0.00%	N.A	0.00%
Post-Employment Benefits	0.00%	0.00%	7.04%	N.A	0.00%
End of Office	0.00%	0.00%	0.00%	N.A	0.00%
Based on Shares, Including options	0.00%	0.00%	6.06%	N.A	0.00%
Total	100.00%	100.00%	100.00%	N.A	100.00%

Pursuant to the table below, the proportions for each component of total remuneration for the 2019 financial year were, approximately:

Composition of Remuneration	Board of Directors	Fiscal Council	Board of Executive Officers	Non-statutory Board	Statutory Audit and Risk Committee
Monthly Fixed Remuneration
Salary of Payment for Management Services	87.43%	85.10%	54.63%	N.A	83.33%
Direct and Indirect Benefits	0.00%	0.00%	15.05%	N.A	0.00%
Participation in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Others	12.57%	14.90%	17.14%	N.A	16.67%
Variable Remuneration
Bonus	0.00%	0.00%	0.00%	N.A	0.00%
Income Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Participations in Meetings	0.00%	0.00%	0.00%	N.A	0.00%
Fees	0.00%	0.00%	0.00%	N.A	0.00%
Others	0.00%	0.00%	0.00%	N.A	0.00%
Post-Employment Benefits	0.00%	0.00%	7.94%	N.A	0.00%
End of Office	0.00%	0.00%	5.24%	N.A	0.00%
Total	100.00%	100.00%	100.00%	N.A	100.00%

Pursuant to the table below, the proportions for each component of total remuneration for the 2018 financial year were, approximately:

Composition of Remuneration	Board of Directors	Fiscal Council	Board of Executive Officers	Non-statutory Board	Statutory Audit and Risk Committee
Monthly Fixed Remuneration
Salary of Payment for Management Services	85.15%	83.33%	55.14%	N.A	83.33%
Direct and Indirect Benefits	0.00%	0.00%	13.69%	N.A	0.00%
Participation in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Others	14.85%	16.67%	19.28%	N.A	16.67%
Variable Remuneration
Bonus	0.00%	0.00%	0.00%	N.A	0.00%
Income Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Participations in Meetings	0.00%	0.00%	0.00%	N.A	0.00%
Fees	0.00%	0.00%	0.00%	N.A	0.00%
Others	0.00%	0.00%	0.00%	N.A	0.00%
Post-Employment Benefits	0.00%	0.00%	9.02%	N.A	0.00%
End of Office	0.00%	0.00%	2.87%	N.A	0.00%
Total	100.00%	100.00%	100.00%	N.A	100.00%

iii. method to calculate and adjust each of the components of remuneration

The setting of global remuneration of the Executive Board, members of the Board of Directors, members of the Fiscal Council, and members of the Statutory Audit and Risk Committee Eletrobras follows an already established process, whereby Eletrobras’ Management annually submits to the Office for Coordination and Governance of State Enterprises – SEST and to the Ministry of Mines and Energy – MME the remuneration proposal for the period elapsing for the current year to March of the following year.

It shall fall upon SEST to review the proposed amount when compensating Eletrobras' Managers and submit it to be approved by the National Treasury Office, which is further sent in the form of voting instructions, for approval at the Eletrobras Annual Shareholders' Meeting.

The remuneration amounts of Eletrobras' Directors are adjusted and approved annually on the occasion of the Regular Shareholders’ Meeting, upon appraisal of the Management Proposal, subject to the statement of shareholders by the Company’s Board of Directors.

iv. reasons justifying the composition of the remuneration

The composition of Eletrobras' Managers compensation is currently based on guidelines and rules set out by SEST for state-owned companies, as well as in possible adjustments made against the complexity of Company positions in terms of responsibilities and challenges, which is to be established by shareholders in Shareholders’ Meeting, including the record of opinions by the majority shareholder.

v. the existence of unpaid members by the issuer and the reason for that fact

All members of the Board of Executive Officers, Board of Directors, Fiscal Council, and the Statutory Audit and Risk Committee of Eletrobras are remunerated, and Decree No. 1957/1996 prohibits the remunerated participation of employees of the Federal Public Administration, directly or indirectly, in more than two boards of directors. administration or fiscal of public companies and joint-stock companies, as well as other entities directly or indirectly controlled by the Federal Government.

(c) key performance indicators that are taken into account in determining each element of remuneration;

Due to the nature of the item, there is no binding of performance in relation to the fixed remuneration of the Managers, and the amounts are instructed by the Secretariat for Coordination and Governance of State-Owned Enterprises - SEST of the Ministry of Economy and approved in Annual Shareholders’ Meeting.

Regarding the Variable Remuneration of Managers (RVA), the members of the Executive Board are entitled to Variable Annual Remuneration, based on the fulfillment of annual targets established by the Board of Directors and approved by SEST.

(d) how remuneration is structured to reflect the evolution of performance indicators;

•        Salary or Wage: Fixed remuneration with no associated indicators.

•        Direct and Indirect Benefits: without associated indicator

•        Bonus: Eletrobras does not make this kind of compensation.

•	Variable Remuneration: The members of the Executive Eletrobras are entitled to Variable Annual Remuneration (“RVA”), based on the fulfillment of annual targets established by the Board of Directors and approved by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Economy.

•        Participation in meetings: Eletrobras does not make this kind of remuneration.

•        Fees: Eletrobras does not make this kind of remuneration.

•        Post-employment benefits: without associated indicator.

•        End of Office: without associated indicator.

•	Remuneration based on shares: At Eletrobras, payment of RVA is done by means of instrument based on shares, following the model known as "Phantom Stocks", without delivery of book entry shares (liquidation in cash).

(e) how the remuneration policy or practice aligns with the Company's short-, medium- and long-term interests

The definition of linking the RVA to the results of indicators vis-à-vis the goals set, which maintain a clear connection with Eletrobras Strategic Plan, aims to channel efforts from members of the Executive Board towards strategic goals, generating value to all interested parties at the short, mid and long terms.

RVA indicators for Managers are divided into the following categories: (i) Corporate: indicators such as financial, quality of services in activities generating and transmitting energy, compliance with public policies and compliance with the Agreement on Goals of Corporate Performance - CMDE; (ii) Collegiate: evaluation of the performance of the Executive Board by the Board of Directors and SEST Compliance indicator; and (iii) Business Unit: indicator and specific goal for each member of the Executive Board.

Also, from the premise of continued performance, the payment of variable remuneration (when due) is conditioned to the maintenance of favorable results for the company for more than one year, being paid in installments deferred over 5 (five) years, which strengthens the search for sustainable results.

(f) the existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

There is no remuneration or benefit to the members of the Board of Directors, Fiscal Council, Executive Department and Advisory Committees, paid by subsidiaries, controlled companies or direct or indirect controlling shareholders.

(g) existence of any remuneration or benefit connected to the occurrence of a particular corporate event, such as the sale of the Company's control of the Company

There is no remuneration or benefit for the members of the Board of Directors, Fiscal Council, Executive Department, and Advisory Committees connected to the occurrence of a particular corporate event.

(h) practices and procedures adopted by the board of directors to define the individual remuneration of the board of directors and board of executive officers, indicating: (i) the Company's bodies and committees that participate in the decision-making process, identifying in what way they participate; (ii) criteria and methodology used to determine the individual remuneration, indicating whether assessments are used to verify market practices and, if so, the criteria for comparison and the scope of such assessments; and (iii) how often and how the board of directors assesses the adequacy of the issuer's remuneration policy.

Eletrobras is a government-controlled company, and, as a result, is subject to the rules established by the Ministry of Economics - ME and by SEST.

Thus, amounts of the individual compensation of members of the Board of Directors, Executive Board, Fiscal Council and Audit and Risk Committee of the Company are established in accordance with the guidelines of ME and SEST in the ordinary exercise of the power to manage and approve the budget and expenses of the Federal Government and federal public companies.

Accordingly, no body and/or committee of Eletrobras has the power to, at its own discretion, set the remuneration of its members. Annually the Company, through its Managers, keeps contact with ME and SEST, in order to report to them any need for adjustments in the amounts paid to the Officers and members of the Company’s Board of Directors and Fiscal Council, and the Statutory Audit and Risk Committee, without, however, having any decision-making power over the final approved values.

The assessment and reassessment of the adjustments are made annually, when the global remuneration is approved at the Shareholders’ Meeting.

13.2 - Total Remuneration of the Board of Directors, Executive Board, Fiscal Council, and Audit and Risk Committee

Total Remuneration forecast for the current Financial Year ending on 12/31/2021 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	10.75	6.75	5.00	5.00	27.50
Number of Compensated Members	7,75*	6.75	5.00	5.00	24.50
Annual Fixed Remuneration
Salary of Payment for Management Services	505,953.68	4,068,785.85	326,421.72	1,958,530.64	6,859,691.89
Direct and Indirect Benefits	-	1,688,953.71	-	-	1,688,953.71
Participation in Committees	-	-	-	-	-
Others	91,398.06	1,876,519.56	58,755.89	391,706.19	2,418,379.70
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Remuneration
Bonus	-	-	-	-	-
Income Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Others	-	-	-	-	-
Description of Other Variable Remunerations	-	-	-	-	-
Post-Employment	-	995,576.10	-	-	995,576.10
Extinction of Position	-	912,485.10	-	-	912,485.10
Based on Shares, Including options**	-	2,116,920.46	-	-	2,116,920.46
Remark	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM /SEP/No. 01/2021.	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM /SEP/No. 01/2021.	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM /SEP/No. 01/2021.	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM /SEP/No. 01/2021.	-
Total Remuneration	597,351.74	11,659,240.78	385,177.62	2,350,236.82	14,992,006.96
Total compensation without social changes (INSS and FGTS) ***	505,953.68	9,782,721.22	326,421.73	1,958,530.63	12,573,627.26

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

** By means of the model known as "Phantom Stock" without delivery of book entry shares.

*** Proposed Compensation in compliance with Official Letter CVM/SEP/No. 1/2021

Total Remuneration for the Financial Year ended on 12/31/2020 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	11.00	6.00	4.42	4.67	26.08
Number of Compensated Members	8,00*	6.00	4.42	4.67	23.08
Annual Fixed Remuneration
Salary of Payment for Management Services	517,922.28	3,616,698.55	288,520.43	1,814,905.21	6,238,046.47
Direct and Indirect Benefits	-	631,236.10	-	-	631,236.10
Participation in Committees	-	-	-	-	-
Others	64,413.74	1,236,097.59	39,170.52	362,981.26	1,702,663.11
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Remuneration
Bonus	-	-	-	-	-
Income Sharing	-		-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Others	-	-	-	-	-
Description of Other Variable Remunerations	-	-	-	-	-
Post-Employment	-	444,333.11	-	-	444,333.11
Extinction of Position	-	-	-	-	-
Based on Shares, Including options**	-	382,506.64	-	-	382,506.64
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 1/2021	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 1/2021	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 1/2021	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 1/2021	-
Total Remuneration	582,336.02	6,310,871.99	327,690.95	2,177,886.47	9,398,785.43

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

** By means of the model known as "Phantom Stock" without delivery of book entry shares.

Total Remuneration for the Financial Year ended on 12/31/2019 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	10.92	5.67	4.75	3.75	25.09
Number of Compensated Members	8,00*	5.67	4.75	3.75	22.17
Annual Fixed Remuneration
Salary of Payment for Management Services	522,274.56	3,118,072.85	305,022.85	1,412,136.97	5,357,507.23
Direct and Indirect Benefits	-	858,710.53	-	-	858,710.53
Participation in Committees	-	-	-	-	-
Others	75,076.88	978,346.36	53,387.97	282,427.55	1,389,238.76
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Remuneration
Bonus	-	-	-	-	-
Income Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Others	-	-	-	-	-
Description of Other Variable Remunerations	-	-	-	-	-
Post-Employment	-	453,214.89	-	-	453,214.89
Extinction of Position	--	299,175.42	-	-	299,175.42
Based on Shares, Including Options	-	-	-	-	-
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/2020	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/2020	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/2020	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/2020	-
Total Remuneration	597,351.44	5,707,520.05	358,410.82	1,694,564.52	8,357,846.83

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

Total Remuneration for the Financial Year ended on 12/31/2018 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	10.08	6.42	5.00	(*)	21.50
Number of Compensated Members	8.08	6.42	5.00	2.00	21.50
Annual Fixed Remuneration
Salary of Payment for Management Services	501,168.73	3,831,100.47	318,874.84	751,296.63	5,402,440.67
Direct and Indirect Benefits	-	951,512.86	-	-	951,512.86
Participation in Committees	-	-	-	-	-
Others	87,427.76	1,339,692.46	63,774.82	150,259.41	1,641,154.45
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Remuneration
Bonus	-	-	-	-	-
Income Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Others	-	-	-	-	-
Description of Other Variable Remunerations
Post-Employment	-	626,488.53	-	-	626,488.53
Extinction of Position	-	199,450.28	-	-	199,450.28
Based on Shares, Including Options	-	-	-	-	-
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/2020	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/2020	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/2020	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/2020	-
Total Remuneration	588,596.49	6,948,244.60	382,649.66	901,556.04	8,821,046.79

(*) The total of Committee members is being reckoned on Board of Directors.

13.3 - Variable Remuneration of the Board of Directors, Executive Board, Fiscal Council and Audit and Risk Committee

Financial Year ending on December 31, 2021
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	10.75	6.75	5.00	5.00	27.50
Number of compensated members(1)	0.00	6.75	0.00	0.00	6.75
Bonus
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	0.00	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	0.00	0.00	0.00	0.00
Income Sharing
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	2,116,920.46	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	2,116,920.46	0.00	0.00	0.00

(1)	Accounts for the number of officers and directors, as the case may be, to whom such variable remuneration may be recorded in the Eletrobras’ income for the financial year, as provided for under Official Letter CVM/SEP/No. 01/2021. The Company’s CEO is also a member of the Board of Directors, although the values of variable remuneration he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a remuneration of such nature.

Financial Year ended on December 31, 2020
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	11.00	6.00	4.42	4.67	26.08
Number of compensated members(1)	0.00	6.00	0.00	0.00	6.00
Bonus
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	0.00	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	0.00	0.00	0.00	0.00
Income Sharing
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	439,413.91	0.00	0.00	439,413.91
Value forecasted in the remuneration plan if the goals are reached	0.00	439,413.91	0.00	0.00	439,413.91
Value actually recognized in the income for the last accounting year	0.00	382,506.64	0.00	0.00	382,506.64

(1)           Accounts for the number of officers and directors, as the case may be, to whom such variable remuneration may be recorded in the Eletrobras’ income for the financial year, as provided for under Official Letter CVM/SEP/No. 01/2021. The Company’s CEO is also a member of the Board of Directors, although the values of variable remuneration he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a remuneration of such nature.

Financial Year ended on December 31, 2019
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	10.92	5.67	4.75	3.75	25.09
Number of compensated members(1)	8.00	5.67	4.75	3.75	22.17
Bonus
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	0.00	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	0.00	0.00	0.00	0.00
Income Sharing
Minimum Value Forecasted in the Remuneration Plan	0.00	346,452.28	0.00	0.00	346,452.28
Maximum value forecasted in the remuneration plan	0.00	346,452.28	0.00	0.00	346,452.28
Value forecasted in the remuneration plan if the goals are reached	0.00	346,452.28	0.00	0.00	346,452.28
Value actually recognized in the income for the last accounting year	0.00	0.00	0.00	0.00	0.00
(1)	Accounts for the number of officers and directors, as the case may be, to whom such variable remuneration may be recorded in the Eletrobras’ income for the financial year, as provided for under Official Letter CVM/SEP/No. 02/2020. The Company’s CEO is also a member of the Board of Directors, although the values of variable remuneration he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a remuneration of such nature.

Financial Year ended on December 31, 2018
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	10.08	6.42	5.00	(*)	21.50
Number of compensated members(1)	0.00	0.00	0.00	0.00	0.00
Bonus
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	0.00	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	0.00	0.00	0.00	0.00
Income Sharing
Minimum Value Forecasted in the Remuneration Plan	0.00	0.00	0.00	0.00	0.00
Maximum value forecasted in the remuneration plan	0.00	0.00	0.00	0.00	0.00
Value forecasted in the remuneration plan if the goals are reached	0.00	0.00	0.00	0.00	0.00
Value actually recognized in the income for the last accounting year	0.00	0.00	0.00	0.00	0.00

(1)           Accounts for the number of officers and directors, as the case may be, to whom such variable remuneration was recorded in the Eletrobras’ income for the accounting year, as provided for under Official Letter CVM/SEP/No. 02/2020. The Company’s CEO is also a member of the Board of Directors, although the values of variable remuneration he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a remuneration of such nature.

(*) The total of Committee members is being reckoned on Board of Directors.

13.4 Remuneration plan based on shares of the board of directors and Executive Board

The members of the Executive Eletrobras are entitled to Variable Annual Remuneration (“RVA”), based on the fulfillment of annual targets established by the Board of Directors and approved by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Economy.

At Eletrobras, payment of RVA is done by means of instrument based on shares, following the model known as "Phantom Stocks", without delivery of book entry shares.

The Company model adopts a 5-year deferral, and includes penalties on the sum receivable if there is reduction of net profit exceeding 20% concerning the base year.

13.5 - Remuneration based on shares of the last three (03) accounting years of the board of directors and Executive Board

In 2020 there was the very first payment of the Annual Variable Compensation (RVA) at Eletrobras, which is carried out by means of an instrument based on shares, following a model known as "Phantom Stocks", without delivery of book entry shares to Executive Officers. Thus, there is no granting or delivery of shares issued by the Company, therefore, not resulting in dilution to shareholders. In the financial year ended on December 31, 2020, the sum paid to a total of 6 officers as RVA was of BRL 382,506.64. This amount paid was the same amount that impacted the Company's results.

About information concerning share purchase options, we inform that is does not apply, as Eletrobras does not use such mechanism.

13.6 - Information on the outstanding options held by the board of directors and the Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have outstanding options and the Company has no plans or programs to grant options to purchase shares issued by the Company or similar instruments.

13.7 - Options exercised and shares delivered connected to stock-based remuneration of the Board of Directors and Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have options exercised and shares delivered connected to stock-based remuneration and the Company has no plans or programs to grant options to purchase shares issued by the Company or similar instruments.

13.8 - Information necessary to understand the data disclosed in items 13.5 to 13.7 - Stock price and option pricing method

Considering the model adopted by Eletrobras, we hereby inform the steps to pay RVA, which include pricing of "Phantom Stocks": first, it is calculated the sum of RVA based on the achievement of indicator goals; then, it is calculated the average quotation of the unit share of the Company in the last week of the financial year, considering the average of quotations of ordinary and preferential shares, weighed by means of the capital weight; next, the RVA sum each manager is entitled to is divided by the average quotation of the share in order to obtain the number of reference shares; and finally, the sum to be paid in the year following the achievement of goals shall be paid in cash, multiplying the average quotation of the share of the last week from the month before payment by the number of reference shares.

13.9 - Interests in shares, membership interests and other convertible securities, held by Managers Fiscal Council Directors and members of the Audit and Risk Committee - per department

The Table below illustrates the shares issued by Eletrobras, held by members of the Board of Directors, Executive Board, Fiscal Council and Statutory Audit and Risk Committee of Eletrobras on December 31, 2020:

Characteristic of Securities	Quantity
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee
Common Shares	-	-	-	-
Class A Preferred Shares	-	-	-	-
Class B Preferred Shares	10,000	-	-	-

In order to avoid duplicity, given that the Company's Chief Executive Officer is also a member of the Board of Directors, the securities held by him are disclosed in the field connected to the Board of Directors.

The members of the Board of Directors, Executive Board, Fiscal Council, and Audit and Risk Committee, on the closing date of the last accounting year do not hold shares or membership interests directly or indirectly held in Brazil or abroad, or other securities convertible into shares or membership interests, issued by the direct or indirect controlling shareholders of Eletrobras and/or controlled companies or under common control of Eletrobras on the closing date of the last accounting year.

13.10 - Information on pension plans granted to members of the Board of Directors and Executive Officers

	Board of Directors	Executive Board	Total
Number of members	11.00	6.00	17.00
Number of compensated members (1)	0	4.73	4.73
Plan’s Name	Eletrobras Social Security Foundation
Amount of managers who are entitled to retire	-	Not available	Not available
Conditions for early retirement	-	- Having 60 (sixty) months of effective membership as a member of Eletros; - Being at least 50 (fifty) years old; - Having his/her working relationship with the sponsor broken.	-
Updated amount of contributions accumulated in the pension plan until the end of the last accounting year, deducting the portion connected to contributions made directly by the managers	-	BRL 2,710,120.38	BRL 2,710,120.38
Cumulative total amount of contributions made during the last accounting year, less the 60th installment connected to contributions made directly by the managers	-	BRL 444,333.11	BRL 444,333.11
Possibility of early redemption and conditions	-	The cancellation of the registration of the participant, when proven the break of the working relationship with the sponsor, whenever this cancellation occurs before it is in enjoyment of the Monthly Income benefit offered by the Plan, will give right to the redemption in the form of payment single or installment at option of the participant, discounted the Income Tax due.	-
(1)	Accounts for the number of officers and directors, as the case may be, connected to the social security plan, as provided for under Official Letter CVM/SEP/No. 01/2021.

13.11 - Individual, Maximum, Minimum and Average Remuneration of the Board of Directors, Executive Board, Fiscal Council and Statutory Audit and Risk Committee

Annual values

	Board of Executive Officers			Board of Directors			Fiscal Council			Statutory Audit and Risk Committee
	31/12/20	31/12/19	31/12/18	31/12/20	31/12/19	31/12/18	31/12/2020	31/12/2019	31/12/2018	31/12/20	31/12/20	31/12/18
Total Number of Members	6.00	5.67	6.42	11.00	10.92	10.08	4.42	4.75	5.00	4.67	3.75	(***)
Number of Compensated Members	6.00	5.67	6.42	8.00*	8.00*	8.08	4.42	4.75	5.00	4.67	3.75	2.00
Value of the higher remuneration (Brazilian Reais)*	1,080,385.71	1,029,791.51	1,090,016.06	78,341.16	65,284.32	76,834.59	78,341.16	78,341.16	76,834.59	470,047.44	391,706.16	312,311.99
Value of the smaller remuneration (Brazilian Reais)**	889,082.12	984,125.04	986,486.75	65,284.32	65,284.32	64,028.85	65,284.32	78,341.16	76,834.59	470,047.44	391,706.16	293,779.65
Average Remuneration Value (Brazilian Reais)**	1,051,812.00	1,019,776.82	1,082,843.31	72,792.00	60,871.16	72,846.10	74,138.22	75,454.91	76,529.93	466,356.85	376,569.86	450.778.02

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

** For Compensation purposes, the sum of all remuneration components, when applicable, was computed, of the Administrators, Fiscal Council Members and Statutory Audit and Risk Committee Members: fees, direct and indirect benefits, charges (INSS and FGTS), post-employment, termination of employment and variable remuneration. In 2020, the daily travel values in 2020 were not included.

*** The total of Committee members is being reckoned on Board of Directors.

Remark

Executive Board
31/12/2020

The amount of fees distributed to the members of the Board of Executive Officers is the same for all except the increase of 5% for the Chief Executive Officer in relation to the other members and the fees received by 01 employed officer.

The CEO is also a member of the Board of Directors, although the remuneration he/she received as a member of the executive board is not accounted for the calculation of Board of Directors’ remuneration and the other way around, as provided for under Official Letter CVM/SEP/No. 01/2021. However, the charges connected to their total remuneration are considered exclusively on the Executive Board.

The amount of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Official Letter CVM/SEP/No. 01/2021

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter/CVM/SEP/No. 01/2021.

31/12/2019

The amount of fees distributed to the members of the Board of Executive Officers is the same for all except the increase of 5% for the Chief Executive Officer in relation to the other members and the fees received by 02 Officers employed in the months of January, February and March 2019.

The CEO is also a member of the Board of Directors, although the remuneration he/she received as a member of the executive board is not accounted for the calculation of Board of Directors’ remuneration and the other way around, as provided for under Official Letter CVM/SEP/No. 02/2020. However, the charges connected to their total remuneration are considered exclusively on the Executive Board.

The amount of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Official Letter/CVM/SEP/No. 02/2020.

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter/CVM/SEP/No. 02/2020.

31/12/2018

The amount of fees distributed to the members of the Board of Executive Officers is the same for all except the 5% increase for the Chief Executive Officer in relation to the other members.

The CEO is also a member of the Board of Directors, although the remuneration he/she received as a member of the executive board is not accounted for the calculation of Board of Directors’ remuneration and the other way around, as provided for under Official Letter CVM/SEP/No. 01/2020. However, the charges connected to their total remuneration are considered exclusively on the Executive Board.

The amount of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Official Letter/CVM/SEP/No. 01/2020.

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter/CVM/SEP/No. 02/2020.

Board of Directors
31/12/2020

The value of the fees distributed among the members of the Board of Directors is identical to all members.

The amount of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Official Letter CVM/SEP/No. 01/2021.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 01/2021

31/12/2019

The value of the fees distributed among the members of the Board of Directors is identical to all members, except for the Directors that are part of the Audit and Risk Committee, which receive higher amounts.

The amount of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Official Letter CVM/SEP/No. 02/2020.

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter/CVM/SEP/No. 02/2020.

31/12/2018

The value of the fees distributed among the members of the Board of Directors is identical to all members.

The amount of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Official Letter CVM/SEP/No. 01/2020.

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter/CVM/SEP/No. 02/2020.

Fiscal Council
31/12/2020

The value of the fees distributed among the members of the Fiscal Council is identical to all members.

The amount of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Official Letter CVM/SEP/No. 01/2021.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month.

31/12/2019

The value of the fees distributed among the members of the Fiscal Council is identical to all members.

The amount of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Official Letter CVM/SEP/No. 02/2020

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 02/2020.

31/12/2018

The value of the fees distributed among the members of the Fiscal Council is identical to all members.

The amount of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Official Letter CVM/SEP/No. 02/2020.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 02/2020. Considering that in calculating the average remuneration, all directors were considered regardless of the number of months they were in the position, while in determining the lowest remuneration, those who stayed less than 12 months were excluded, the average value could be above the highest remuneration or below the lowest annual remuneration.

Statutory Audit and Risk Committee
31/12/2020

The value of the fees distributed among the members of the Audit Committee is identical to all members.

The amount of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Official Letter/CVM/SEP/No. 01/2021.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM /SEP/No. 01/2021.

31/12/2019

The value of the fees distributed among the members of the Audit Committee is identical to all members.

The amount of the smaller annual individual remuneration was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Official Letter CVM/SEP/No. 02/2020.

The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 02/2020.

31/12/2018	The amount of fees distributed among the members of the Statutory Audit and Risk Committee was paid from May 2018 to December 2018. All members of the above committee were appointed in May 2018, however, the appointments took place on different dates between them. Thus, the annual value of 2018 among the 03 members is different. Owing to the fact that the number of members was calculated considering the 12 months of the year, making the annual average equal to 2 members (0+0+0+0+3+3+3+3+3+3+3+3 = 24, therefore the annual average is 24/12 = 2), the average annual remuneration of the committee ended up being higher than the maximum remuneration value (average remuneration 901,556.04/2 = 450,778.02).

13.12 - Mechanisms for remuneration or indemnification for managers in the event of dismissal or retirement

Eletrobras pays a sum called “Quarantine” to the Officers who were dismissed from the Company, subject to approval by the Public Ethics Committee of the Presidency of the Republic, which will correspond to a fixed monthly fee for a period of 6 (six) months.

The former member of the Board of Executive Officers shall not be entitled to remuneration of an indemnity nature that, prior to the end of the period of incapacity, returns to the position he held in the public or private administration prior to his investiture, provided that he does not characterize a conflict of interest.

13.13 - Percentage in the Total Remuneration held by Managers and Members of the Fiscal Council and members of the Statutory Audit and Risk Committee who are parties related to the Controlling Shareholders

Remuneration held by Related Parties for the Financial Year ended on December 31, 2020
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee
Total Members	11.00	6.00	4.42	4.67
Number of Members – Party Connected to Controlling Shareholders	3.00	0.00	2.42	0.00
Total Remuneration Value of the Department in the Year	582,336.02	6,310,871.99	327,690.95	2,177,886.47
Total Remuneration Value Assigned to Parties Related to the Controlling Shareholder in the Department in the Year	195,852.96	-	171,008.63	-
% of the Total Remuneration of the Department	34%	0%	52%	0%

Remuneration held by Related Parties for the Financial Year ending on December 31, 2019
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee
Total Members	10.92	5.67	4.75	3.75
Number of Members – Party Connected to Controlling Shareholders	2.00	0.00	1.75	0.00
Total Remuneration Value of the Department in the Year	597,351.44	5,707,520.05	358,410.82	1,694,564.52
Total Remuneration Value Assigned to Parties Related to the Controlling Shareholder in the Department in the Year	131,221.50	0	125,345.87	0.00
% of the Total Remuneration of the Department	22%	0%	35%	0%

Remuneration held by Related Parties for the Financial Year ending on December 31, 2018
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee
Total Members	10.08	6.42	5	(*)
Number of Members – Party Connected to Controlling Shareholders	2.3	0	2.58	0
Total Remuneration Value of the Department in the Year	588,596.49	6,948,244.60	382,649.66	901,556.04
Total Remuneration Value Assigned to Parties Related to the Controlling Shareholder in the Department in the Year	173,053.57	0	197,644.00	0.00
% of the Total Remuneration of the Department	29%	0%	52%	0%

(*) The total of Committee members is being reckoned on Board of Directors.

13.14 - Remuneration of Managers and members of the Fiscal Council and members of the Statutory Audit and Risk Committee, grouped by department, received for any reason other than the position they occupy

Over the last 3 (three) accounting years, there was no remuneration paid to members of the Board of Directors, Executive Board, Fiscal Council and Statutory Audit and Risk Committee of Eletrobras for any reason other than the position they hold at Eletrobras. Every compensation received at Eletrobras was due only because of the position held at Eletrobras

13.15 - Remuneration of Managers, members of the Fiscal Board and members of the Statutory Audit and Risk Committee recognized in the results of direct or indirect controlling shareholders of companies under common control and controlled by the issuer.

Over the last 3 (three) financial years, there were no remuneration installments paid by Eletrobras subsidiaries, its direct or indirect controlling shareholders and companies under common control, which have been attributed to the members of the Board of Directors, Executive Board, Fiscal Council and Statutory Audit and Risk Committee, but there was not, in any case whatsoever, such hypothesis of compensation by a subsidiary, controllers or companies under common control due to the position held at Eletrobras. Any compensation received by other companies/agencies was due to the activities they exercise.

Additionally, concerning compensation received at other companies and/or agencies, we hereby indicate, for the years ended December 31, 2020, 2019 and 2018, the remunerations received by the Managers, members of the Fiscal Council and Statutory Audit and Risk Committee of Eletrobras, recognized in the results of the Eletrobras subsidiaries, the direct or indirect controlling shareholders of Eletrobras or companies under common control, even if not connected to the exercise of office in the issuer.

Financial Year ended on 12/31/2020
	Board of Directors	Executive Board	Audit Committee	Statutory Audit and Risk Committee
Parent Companies	0.00	0.00	0.00	0.00
Subsidiaries	0.00	BRL 908,459.82	0.00	0.00
Companies under Joint Control	0.00	BRL 147,490.66	0.00	0.00

Financial Year ended on 12/31/2019
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee
Parent Companies	0.00	0.00	0.00	0.00
Subsidiaries	0.00	BRL 780,160.92	0.00	0.00
Companies under Joint Control	0.00	BRL 253,328.08	0.00	0.00

Financial Year ended on 12/31/2018
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee
Parent Companies	0.00	0.00	0.00	0.00
Subsidiaries	0.00	BRL 452,710.23	0.00	0.00
Companies under Joint Control	0.00	BRL 99,642.00	0.00	0.00

13.16 - Other relevant information

In addition to the information provided in item 13.2 above, Eletrobras’ managers received, in compensation, in 2020, the amount of BRL 66,457.66 connected to travel journeys. The amount received in 2019 for indemnity funds of this nature was BRL 74,614.51.

The Company informs the proposal for remuneration to the Managers (Board of Directors and Executive Board separately), as well as to the Fiscal Council and Statutory Audit and Risk Committee, to be resolved at the Shareholders’ Meeting, for the period from April 2021 to March 2022, according to the following tables:

Managers’ Remuneration Forecast according to term of office
(Period from April 2021 to March 2022)
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	11.00	7.00	5.00	5.00	28.00
Number of Compensated Members	8,00*	7.00	5.00	5.00	25.00
Annual Fixed Remuneration
Salary of Payment for Management Services	522,274.82	4,218,373.56	326,421.76	1,958,530.58	7,025,600.73
Direct and Indirect Benefits	-	1,718,530.20	-	-	1,718,530.20
Participation in Committees
Others	104,454.96	2,120,878.64	65,284.35	391,706.12	2,682,324.07
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges
Variable Remuneration
Bonus	-	-	-	-	-
Income Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Others	-	-	-	-	-
Description of Other Variable Remunerations	Not applicable	Not applicable	Not applicable	Not applicable	0.00
Post-Employment	-	1,166,316.36	-	-	1,166,316.36
Extinction of Position	-	912,485.10	-	-	912,485.10
Based on Shares, Including options**		2,116,920.46			2,116,920.46
Remark	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 01/2021	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 01/2021	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 1/2021	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 01/2021.	-
Total Remuneration	626,729.79	12,253,504.32	391,706.12	2,350,236.70	15,622,176.92
Total compensation without social changes (INSS and FGTS) ***	522,274.83	10,132,625.68	326,421.77	1,958,530.58	12,939,852.85

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

** By means of the model known as "Phantom Stock" without delivery of book entry shares.

*** Proposed Compensation in compliance with Official Letter CVM/SEP/No. 1/2021

In addition to this, in order to provide a better understanding of the amounts effectively recognized for the period from April 2020 to March 2021, corresponding to the last term of office of the current members of the Company's Management, the table below indicates the information in item 13.2 of the Reference Form for such period:

Managers’ Compensation recognized in the term of office
(Period from April 2020 to March 2021)
	Board of Directors	Executive Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	10.75	6.00	4.67	4.92	26.33
Number of compensated members	7.75*	6.00	4.67	4.92	23.33
Annual Fixed Remuneration
Salary of Payment for Management Services	501,601.20	3,616,698.55	304,841.51	1,912,831.75	6,335,973.01
Direct and Indirect Benefits	-	651,859.75	-	-	651,859.75
Participation in Committees	-	-	-	-	-
Others	61,149.53	1,260,646.04	39,170.52	382,566.58	1,743,532.67
Description of Other Fixed Remunerations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Remuneration
Bonus	-	-	-	-	-
Income Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Others	-	-	-	-	-
Description of Other Variable Remunerations	Not applicable	Not applicable	Not applicable	Not applicable
Post-Employment	-	456,383.80	-	-	456,383.80
Extinction of Position	-	-	-	-	-
Based on Shares, Including options**	-	382,506.64	-	-	382,506.64
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 1/2021	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 1/2021	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 1/2021	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 1/2021	-
Total Remuneration	562,750.73	6,368,094.78	344,012.03	2,295,398.33	9,570,255.87

* Three directors were not accounted for, given that board members on the Statutory Audit Committee are remunerated only for participation in the Committee.

** By means of the model known as "Phantom Stock" without delivery of book entry shares.

Annex 07: Comments of the Managers on the financial situation of the Company, pursuant to Section 10 of the Reference Form.

10.1 - GENERAL FINANCIAL AND EQUITY CONDITIONS

a) General Financial and Equity Conditions

The Eletrobras System, on December 31, 2020, was formed by the Holding and seven subsidiaries, six of which are operational, 50% of the interest of Itaipu Nacional, the Electric Energy Research Center (Cepel) and the company of Participações Eletropar. Eletrobras also has an equity interest in 94 Special Purpose Entities (SPE’s) in Brazil ― being 69 generation SPE’s, 20 transmission SPE’s, and three service SPE’s ―; two power generation plants abroad ― Rouar and Inambari ―; and 25 affiliated companies.

Eletrobras, on 12/31/2020, reached an installed capacity of 50,648.2 MW in Generation projects, which accounts for 29% of the 174,412.68 MW installed in Brazil. Out of Eletrobras’ total, 61.2% covers projects wholly owned by Eletrobras’ system, 23.1% account for projects performed by way of SPE’s and 15.7% for projects in shared ownership, including half the capacity of Itaipu Binacional (7,000 MW).

On December 31, 2020, the grid of Transmission Lines (LT’s) of Eletrobras Companies reached a total of 76,128.54 km, 9,127.41 km of which standing as corporate not renewed; 57,303.17 km being corporate under the O&M Regime, renewed by Law 12783/13; and 9,697.96 km referring to their shareholdings in projects performed by the Company by means of SPE’s. Considering only lines with a voltage level equal to or greater than 230 kV, i.e., voltages of ±800, 750, ±600, 525/500, 345 and 230 kV, Eletrobras is responsible for 70,091.89 km, accounting for 43.54% of the total Transmission Lines in Brazil in such voltages. As of the 4th quarter of 2020, the extension of Eletrobras’ direct current lines started being accounted for by pole and no longer by stretch, in order to be consistent with the calculation made by the Ministry of Mines and Energy (MME). Owing to this new methodology, the total lines in kilometers recorded in 2019 was adjusted to 74,524.26 km in 2020, 8,318.35 km being corporate not renewed; 55,819.83 km corporate under the O&M Regime, renewed by Law 12783/13; and 10,386.08 km pertaining to the proportion of their shareholdings in projects carried out by Eletrobras Companies by means of SPE’s.

In a year as atypical as 2020, the importance of energy, to support the country in combating the new coronavirus, pinpointed the essential nature of the services provided by Eletrobras among all our stakeholders and the society at large.

The Company was subjected to the greatest operational challenge in its history. In the very beginning of the crisis, in an unprecedented and immediate way, it arranged for 75% of our employees to provide services by teleworking, while the remainder 25% operated in person at the plants, substations and operations centers in all regions of the country, strictly following health and safety protocols.

Such an accomplishment was only possible because, in recent years, Eletrobras Companies have undergone a broad restructuring process, with streamlining of management, investments in the automation of operations, and the deployment of an integrated system in all companies ─ SAP single instance. The pandemic stood as a test of resilience, which allowed to attest the suitability of the measures adopted. Thanks to them, we were able to operate remotely, from 183 points and respective backups, and from 399 facilities, including plants, substations and operation centers.

The protocols adopted ensured the maintenance of all the standards of reliability and availability of Eletrobras’ Generation and Transmission assets at levels equal to or higher than the pre-pandemic period. This way, the Company contributed to society at this critical moment, offering what is best: the energy that Brazil needs to abide by and develop. In the critical months of the pandemic, it managed to supply 40% of the Brazilian generation.

While, on the front lines, the operators continued to act to ensure the supply of power, the Senior Management of Eletrobras Companies established a Crisis Committee that met daily to evaluate scenarios, set forth safety protocols, and take necessary measures for the continuity of operations. In this Committee, we also monitor the health conditions of employees and ensure support for their families.

In addition to coping with the severity of the events in 2020, Eletrobras had significant accomplishments in different fields of its business. Started the Cultural Transformation project, one of the most important in recent times for the Company, which was targeted at cementing a corporate culture focused on creativity, collaboration, innovation, and sustainability; committed to meritocracy and high performance, recognizing and rewarding talents and achievements of employees. Upon a survey that allowed mapping the current state of organizational culture in companies, considering the opinions and suggestions of all employees, the process will lay the bases for such a significant transformation in the coming months, building the Eletrobras that we all want as Brazilians: modern, dynamic, and meritocratic.

The rationalization of investments continued in 2020, with the sale of Special Purpose Entities (SPE’s) Centroeste, MTE, Santa Vitória do Palmar and Complexo Campos Neutrais, reducing from 136 to 94 the number of SPE’s in which Eletrobras held interest. In addition, we approved the purchase of the interest of minority shareholders and the merger of another 12 SPE’s by the subsidiaries Furnas (Transenergia Goiás) and Chesf (11 projects in the Pindaí I, II and III Wind Complex), which allowed reducing to 82 the number of interests in SPE’s in the beginning 2021.

We also concluded the merger of two subsidiaries operating in the South Region of Brazil: Eletrosul and CGTEE. The project was started in 2017 and included in Eletrobras’ Business and Management Steering Plan (PDNG), with a focus on the corporate synergy of the regional subsidiaries. With a unique and integrated operation in South Brazil, the new company, CGT Eletrosul, gains in operational efficiency, process improvement, and optimization of results.

From an organizational standpoint, the restructuring also introduced changes aimed at leveling the administrative structures of the Holding and its subsidiaries. Still internally, we completed the process of adapting Eletrobras Companies to LGPD, the General Data Protection Law, and published a new version of Eletrobras’ Code of Ethical Conduct and Integrity, both with wide dissemination and training of employees.

In the Transmission segment, the year marked the return of Eletrobras’ participation in auctions, after six years of absence. The Holding coordinated the participation of three subsidiaries, based on a strict premise of financial discipline. However, the most significant achievement was the approval of the tariff review processes for transmission concessions, extended under the terms of Law 12783/2013, and included in the Annual Allowed Revenue (RAP) for the 2020-2021 tariff cycle, with adjustment and yield by real Cost of Equity (Ke), for the Transmission segment defined by the National Electric Energy Agency (Aneel). In addition, the retroactive installments provided for in Ordinance MME No. 120/2016 regarding Ke’s yield was also included in the tariff cycle, which was not incorporated since the extension of the concessions until the tariff process, which had been excluded from the tariff by Aneel in 2017, owing to court injunctions, which were revoked in 2020.

In Generation, the decision to resume Angra-3 works stands out, with approval of a budget allocation of BRL 3.5 billion for the Critical Path Acceleration Plan, which ensures the completion of the works by 2026, and the enactment of Law 14120/2021, which establishes price assumptions for a new 40-year reserve energy contract, thus safeguarding the project’s sustainability, and low tariffs have already been approved both in the Chamber of Deputies and in the Federal Senate.

The Trading business model restructuring project is another effort that ensures important gains for the coming years. And, in the scope of innovation, we are part of the set of founding members of the Center for the Fourth Industrial Revolution in Brazil (C4IR Brasil). The result of a public-private partnership between the World Economic Forum, the Federal Government, São Paulo State Government and the private sector. C4IR Brasil is the first of its kind in the country and will focus on Artificial Intelligence, Machine Learning, Internet of Things, Urban Transformation, and Data Policy. The purpose is to encourage the adoption of innovative technologies based on the formulation of scalable public policies that contribute to boosting competitiveness, productivity, and sustainability of companies, as well as the domestic economy.

Signatory to the Global Compact, Eletrobras is proud to have its constant efforts recognized by the market, as evidenced by the improvement of the Company’s notes in the Carbon Disclosure Project (A-) and in the Dow Jones Sustainability Index, and by obtaining credentials for issuing green bonds, achievements that showcase our commitment to sustainable development. In this regard, the launch of the EESG Day is also noteworthy, which refers to an area on the Eletrobras website dedicated to gathering all our indicators pertaining to social, environmental and governance issues, increasing visibility and thus highlighting its importance in the company’s business strategy. It was a year like no other! That is why, in the midst of so many efforts and important achievements, it was necessary to do even more. Eletrobras Companies contributed BRL 23.7 million to combat the covid-19 pandemic, which reached SUS hospitals and charity hospitals across the country, in partnership with BNDES, as part of the program “Salvando Vidas” (Saving Lives). Campaigns were rolled out for donating equipment and PPE, basic food baskets, hygiene kits, covid tests, protective masks for families in situations of social vulnerability in the neighborhoods surrounding the company’s projects, which was based on a survey that mapped strategic assets and the stakeholders with whom we engage. In 2021, 100 cylinders or 1,000 m3 of oxygen were donated to the city of Manaus.

In 2020, Eletrobras posted net income consolidated of BRL 6,387 Million, lower than BRL 11,133 Million achieved in 2019. The 2019 profit consists of Net Income from continued operations by BRL 7,848 Million and Net Income of BRL 3,285 Million from discontinued operations (distribution), mainly the privatization of distribution company Amazonas Energia, which is no longer consolidated by Eletrobras.

Net Operating Revenue decreased by 2%, from BRL 29,714 million in 2019 to BRL 29,081 million in 2020, with a strong impact of the positive results in transmission as a result of the Periodic Tariff Review, occurred in mid-July 2020. This result in transmission partially offset the negative result in generation, strongly affected by the reduction in revenue due from the inflexibility of Candiota III and a negative share of energy by the extension of the Angra 1 and 2 nuclear power plant stops in the amounts of, respectively, R$205 million and R$267 million, and the termination of Existing Energy contracts in the Regulated Contracting Environment (ACR) in Furnas and Eletronorte (319MWméd and 362MWméd, respectively), although there was an increase of R$ 433 million in the generation revenue of the plants under the quota regime of law 12,783/2013, due to the annual adjustment. Ebtida IFRS, in the amount of R$ 11,474 million in 2019, decreased to R$ 10,487 million in 2020.

Assessment of Indicators

The table below presents the evolution of indicators considered important by the Administration for the evaluation of the Company and it financial situation and assets for the last 3 (three) years to allow its comparability and follow-up:

	12/31/2020	12/31/2019 Restated (*)	12/31/2018
	(in billion BRL, except for indices and percentages)
Current Liquidity Index¹	1.71	1.59	1.27
Gross Financial Debt²	47.00	46.79	50.99
Cash and Cash Equivalent[3]	26.67	25.74	23.43
Net Debt[4]	20.34	21.04	26.39
Immediate Liquidity[5]	1.01	1.00	0.64
Net Leveraging[6]	27.57%	29.47%	50.38%

1 Corresponds to the division between the current assets and the current liabilities

2 Corresponds to financing and debentures to be paid, without considering the amounts relating to RGR that has a counterpart

3Corresponds to the sum of (i) Cash and Cash Equivalents. Marketable securities; (ii) Financing receivable without

RGR; and (iii) Itaipu Financial Assets

4Corresponds to Gross Financial Debt subtracted from Cash and Cash Equivalents

5Corresponds to the Division between Cash and Cash Equivalents and Current Liabilities

6Corresponds to the Division between Net debt and shareholders' equity

(*) Eletrobras, as a result of the guidelines of Circular Letter No. CVM/SNC/SEP 04/2020, issued on December 1, 2020, made adjustments to its transmission assets - RBSE, until then classified as financial assets, which started being treated as agreement assets under CPC 47 - Revenue from Contracts with Customers. As a result, to maintain the same comparative basis, the Company restated the balances of such assets as contract assets. The cumulative effects of the twelve months of 2019 and 2020 resulting from this restatement can be found in the balance sheet, in the income statement, cash flow statement, statement of comprehensive income and statement of added value, and were stated in accordance with CPC 23/IAS 8 - Accounting Policies, Changes in Estimates and Error Correction, pursuant to Note 4.4 to the 2020 Consolidated Financial Statements.

In 2020, there was an increase in Eletrobras current liquidity ratio from 1.59 to 1.71, as a result of the increase in current assets by 8.93%, and an increase of just 0.22% of current liabilities.

Current assets increased about 8.93% mainly due the increase of the position of Company’s cash of R$ 10,761 million to R$ 14,325. Current liabilities increased about 0.22%. This variation is equivalent to a small amount of R$ 58 million, however, internally in the current liabilities, there were large movements such as to an increase in financings, loans and debentures of 47.90%, equivalent to R$ 3,695 million, due to fundraising carried out by Eletrobras and its companies, mainly in February 2020, when the Company issued Notes maturing in 2025 and 2030 used to roll over the debt connected to the Bond agreement to expire on October 27, 2021. This balance was partially offset by the effective transfer in 2020 of the shares to the buyers of Santa Vitória do Palmar, Hermenegildo, Chuí and SPEs auctioned, the account of liabilities associated with assets held for sale suffered a 100% reduction in its value in 2020 (1,693 million in 2019). In addition, there was a reduction of 39.92% in the Remuneration to Shareholders, equivalent to R$ 1,028 million, due to the fact that this amount refers to the annual mandatory dividend and is therefore based on net income for each fiscal year, as the net income for 2019 was R$ 11,133 million, while the 2020 was R$ 6,387 million, there was a decrease in this amount. The balance of taxes payable decreased 24.22%, from R$ 1,575 million on December 31, 2019 to R$ 1,194 million as of December 31, 2020, with emphasis on reducing income tax and social contribution. Finally, one of the main reductions was that of Reimbursement Obligations, decreased 9.92%, from R$ 1,796 million on December 31, 2019 to R$ 1,618 million at December 31, 2020, with emphasis on PROINFA reduction.

With regard to the evolution of net debt, there was decrease from BRL 21.04 billion on December 31, 2019 to BRL 20.34 billion on December 31, 2020, due to the increase of current assets of R$ 25.74 billion to R$ 26.67 billion partially offset by the increase in gross debt of R$ 46.79 billion to 47 billion.

Itaipu Financial Assets

In compliance with Federal Law 11,480/2007, of 2007, the adjustment factor was eliminated, calculated on the basis of the consumer price indices (consumer price index - CPI and Industrial goods), of the financing agreements concluded between Eletrobras and Itaipu Binacional and of credit transfer agreements signed with the National Treasury, with the Company being ensured in relation to the maintenance of its revenue flow, given that Decree No. 6,265/2007 was issued, stating that a factor equivalent to the previous readjustment factor being transferred to distributors of energy annually.

As a result of this, Decree no. 6.265/2007, created an asset for the part of the annual differential determined, equivalent to the annual adjustment factor removed from the financing included annually, starting in 2008, in the transfer rate used by the Company, preserving the flow of receivable resources originally established in the financing agreements, which is referred to “Itaipu Financial Asset.”

The values relating to the annual readjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and of Energy and will be realized through their inclusion in the transfer rate to be used until 2023. The balance resulting from the adjustment factor of Itaipu Binacional, included under the account Financial Assets, entered under Assets, amounted to BRL 4,499,843 thousand on March 31, 2020, which equals USD 865,903 thousand (BRL 5,727,380 thousand on December 31, 2019, equivalent to USD 1,420,939 thousand). The amount of BRL 3,083,715, equivalent to USD 593,399 thousand (BRL 3,906,899 thousand on December 31, 2019, equivalent to USD 969.286 thousand), recorded under the Company’s liabilities account will be transferred to the National Treasury by 2023, as a result of the credit assignment operation between the Company and the National Treasury in 1999.

Accordingly, the Company has a net financial asset of Itaipu of this component in the amount of BRL 1,416,128, equivalent to USD 272,504 thousand (BRL 1,820,481 on December 31, 2019, equivalent to USD 451,654 thousand). However, considering that the financial asset of Itaipu is a remuneration arising from the financing agreement concluded by Eletrobras in relation to Itaipu, the amount of the financial asset to be received by Eletrobras is being considered, as discounted, in the calculation of Net Debt.

Assumption of Debts – Privatization of Distribution Companies

In 2018, the Company, by resolution of the 170th Special Shareholders’ Meeting, assumed approximately BRL 5.677 billion of debts from the distribution companies privatized by Eletrobras and already transferred. Most of such debts were recorded, for distribution companies, as debts with suppliers, and were reclassified from debts with suppliers to financial debt, because Eletrobras is a non-operating holding company.

Additionally, with the deconsolidation of the privatized distribution companies, about BRL 2 billion became receivable by these companies, which are currently owned by another controlling group.

Thus, although the debt or receivables are not new, in terms of impact on the Company's consolidated results, the privatization model of the distribution companies, with assumption of debts and receivables, had a substantial impact on the Company's net debt.

b) Capital Structure

The indicator measured by the relationship between third-party liabilities and total liabilities increased from 60.16% on December 31, 2019 to 58.79% on December 31, 2020 (69.09% on December 31, 2018).

The ratios of total financing from shareholders’ equity sources and third-party capital sources in the accounting years ending on December 31, 2018, 2019 and 2020 were 44.74%, 66.22% and 70.10%, respectively. The table below shows the evolution of these indicators during the years ended December 31, 2018, 2019 and 2020:

	Shareholders’ Equity X Third Party Capital
BRL Million, Except for Percentages	12/31/2020	AV %	12/31/2019 Restated	AV %	12/31/2018 (*)	AV %
Third-party Capital
Current Liabilities	26,400	25.09%	26,341	24.51%	36,524	29.17%
Non-current Liabilities	78,815	74.91%	81,122	75.49%	88,577	70.83%
Total Liabilities	105,215	58.79%	107,463	60.16%	125,201	69.09%
Shareholders’ Equity
Net Equity	73,751	41.21%	71,159	39.84%	56,009	30.91%
Total Net Equity	73,751	41.21%	71,159	39.84%	56,009	30.91%
Total (Shareholders’ Equity + Third Party Capital)	178,966	100.00%	178,622	100.00%	181,210	100.00%
Shareholders’ Equity/Third-party Capital	70.10%		66.22%		44.74%

(*) The financial statements for 2019 and 2018 are not comparable because, under current Brazilian rules, the restatement resulting from Circular Letter SNC/SEP No. 04/2020 does not cover the year 2018, thus the company chooses to maintain the values originally stated for the purposes of 2019 x 2018 MD&A.

c) Ability to pay in relation to the financial commitments assumed

Eletrobras’ main resource needs in 2021 refer to the following commitments: (i) payment of installment of bonds issued abroad in the amount of USD 626 billion, (ii) settlement of debts assumed by privatized distribution companies, (iii) payment of court awards arising from compulsory loan inflation adjustment actions; (iv) payment of withheld and current dividends to shareholders; and (v) grant of capital disbursement in Eletronuclear.

In 2018, due to the Company's financial incapacity, a special dividend reserve (Article 202, paragraphs 4 and 5) was constituted in the amount of BRL 2,291,889 (Two Billion, Two Hundred and Ninety-One Million, Eight Hundred and Eighty-Nine Thousand Brazilian Reais).

On January 29, 2020, Eletrobras’ Board of Directors approved, under the terms proposed by the Executive Board, the payment, as intermediate dividends, of the total amount of BRL 2,291,889 (two billion, two hundred and ninety-one million, eight hundred and eighty-nine thousand Brazilian reais), due to the reversal of the entire balance of the Special Reserve of Retained Dividends, which was restricted upon approval by the 59th Shareholders’ Meeting dated April 29, 2019, which decided on the allocation of the result for the year ended on December 31, 2018, under the terms of Paragraphs 4 and 5 of Article 202 of Law 6404/1976 (“Intermediate Dividends”). The payment was made on February 19 to preferred and ordinary shareholders.

Eletrobras risk rating, according to risk rating agencies, is directly connected to the risk rating of Brazil, since the Federal Government is the majority shareholder of the Company. On December 31, 2020, Eletrobras’ risk rating was as follows:

Branch	Domestic Classification/Prospect	Position on 12/31/2020
Moody’s BCA	“Ba3”/Stable	09/16/2020
Moody’s Senior Unsecured Debt	“Ba2”: / Stable	09/16/2020
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Negative	06/10/2020
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Negative	06/10/2020
S&P LT Local Currency (Brazil Domestic Scale)*	brAAA/ brA-1+Stable	07/22/2020
S&P LT Foreign Currency (Global Scale)*	BB-/Stable	07/22/2020

* On March 12, 2021, Standard & Poor’s (“S&P”) risk rating agency reaffirmed all Eletrobras ratings as well as its outlook.

S&P reviewed the likelihood of Eletrobras receiving extraordinary government support from almost certain to extremely high, owing to the potential acceleration of the privatization process, which has no effect on the rating.

With this reaffirmation, the Company ratings observed by Standard & Poor’s are those listed below:

Rating in Foreign Currency	BB-/Stable
SACP*	bb-
Brazil Domestic Scale	brAAA/brA-1+ Stable

On June 10, 2020, the Risk Agency Fitch Ratings reaffirmed Eletrobras’ ratings. Fitch also changed Eletrobras’ ESG (Environmental, Social and Governance) Relevance Index in Financial Transparency, with a 1-point upgrade, understanding that the company improved the disclosure of its financial reports to investors and met mandatory deadlines in the last five years, which supported the revision of such score in this factor.

Also on September 16, 2020, the Moody’s Risk Agency raised the Company’s rating by 1 level, from “Ba3” to “Ba2.” At the same time, the agency also increased the company’s basic credit rating (BCA) by 1 level from “b1” to “Ba3.” The outlook for all ratings was changed from positive to stable. According to the agency, the update of Eletrobras’ BCA to “Ba3” reflects the improvement in the company’s credit profile after its cost reduction and business restructuring efforts accomplished since 2016, allowing the company to resume an investment path to sustain its dominant position in the Brazilian electricity industry. The ratings consider greater visibility of the company’s investment strategy, as highlighted in its long-term business plan released in August, with management’s commitment to an approach of financial discipline. The update also incorporates improvements in the company’s liquidity position, resulting from the conclusion of liabilities management initiatives that extended the debt maturity profile.

d) Sources of financing for working capital and for investments in noncurrent assets used

The main sources of financing for Eletrobras working capital and investment in noncurrent assets of Eletrobras, currently are: (i) financing with financial institutions, (ii) access to the capital market with a view to self-financing by issuing securities, either in the local or international market, (iii) or even (if possible) pursuing funds following models similar to those already adopted in the past, with multilateral agencies such as the Inter-American Development Bank (IDB), the International Bank for Reconstruction and Development (IBRD), Corporación Andina de Fomento (CAF), and Japan Bank for International Cooperation (JBIC), (iv) dividends from subsidiaries, (v) in addition to carrying out transactions with financial institutions in the “A/B Loan” modality.

The table below shows the evolution of Eletrobras' operating cash flow generation and gross indebtedness for the periods indicated:

BRL Billion	12/31/2020	12/31/2019 Restated	12/31/2018
Operating Cash Flow of Continued Activities	4.2	0.3	4.9
Operating Cash Flow of Discontinued Activities	-	(0.4)	(0.5)
Operating Cash Flow	4.2	(0.1)	4.4
Gross Financial Debt¹	47.00	46.79	51.52
¹ Corresponds to the financing to be paid, without considering the amounts connected to RGR owed by a company outside the Eletrobras group, and the credits referring to the federalization of the Distribution Companies, pursuant to Article 21-A and 21-B of Law 12783/2013

From time to time, Eletrobras considers new opportunities for potential investments and may finance these investments with funds generated by its operations, loan via the international capital market, capital increases or other sources of financing that may be available at the time in question.

e) Sources of financing for working capital and for investments in noncurrent assets it intends to use for coverage of deficits of liquidity

Once the need to obtain resources to make investments in noncurrent assets was eventually realized, Eletrobras could envision a range of alternatives as a means of making the necessary amounts feasible.

Aiming this purpose, there is feasibility obtaining: (i) financing from financial institutions, (ii) access to the capital market with a view to self-financing by issuing securities, either in the local or international market, (iii) or even (if possible) pursuing funds following models similar to those already adopted in the past, with multilateral agencies such as the Inter-American Development Bank (IDB), the International Bank for Reconstruction and Development (IBRD), Corporación Andina de Fomento (CAF), and Japan Bank for International Cooperation (JBIC), (iv) dividends from subsidiaries, (v) in addition to carrying out transactions with financial institutions in the “A/B Loan” modality.

In any case, it should be stressed that the terms and conditions of financing, loans or securities that could potentially be issued should be consistent with the construction schedule of the projects to which they are associated, in the same way that the cost should be adequate to the flow cash flow of the project considering the yield characteristics of the project.

(f) Levels of indebtedness and the characteristics of such debts, describing: (i) loan contracts and relevant financing; (ii) other long-term relationships with financial institutions; (iii) degree of subordination between the debts; and (iv) any restrictions imposed on Eletrobras, in particular, concerning the limits of indebtedness and contracting new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer of new securities as well as whether the issuer is complying with those restrictions;

(i) loan contracts and relevant financing

Financing taken out by the Company:

Eletrobras currently has several types of debt instruments that make up its liabilities, including the usual ones in the market, such as loan and financing agreements, securities issued in Brazil and abroad. However, this liability is also composed of other modalities, such as Debt Assumption Agreements signed with creditors of Distribution companies privatized in previous years.

In short, the following are relevant Eletrobras Holding’s contracts: (i) World Bank; (ii) BNP Paribas; (iii) Bank Credit Notes - CCBs executed with Banco do Brasil - BB and Caixa Econômica Federal – CEF; (iv) the Bonds released in 2011 and 2020; (v) debts with Petrobras and BR Distribuidora assumed in connection with the privatization of distribution companies; and (vi) the debentures issued in April 2019. The said contracts, together account for almost the totality of the debt subject to raising by the Holding.

In April 2019, Eletrobras launched its 2nd issue of Debentures in the local market in the total amount of BRL 5 billion divided into 4 series. The funds were mainly used to pay bonds due in July 2019, to amortize debts with Petrobras and to be injected in the Angra 3 UTN project.

In January 2020, Eletrobras started issuing debt securities (Notes) in the international market. The Company priced the debt securities respectively at: (a) USD 500,000,000.00 (five hundred million United States dollars), 3.625% for Notes maturing in 2025, and (b) USD 750,000,000.00 (seven hundred and fifty million United States dollars), 4.625% for the Notes due 2030 (jointly, the Notes). The Notes were issued in accordance with the procedures provided for in Rule 144-A of the Securities Act and Regulation S, both issued by the Securities and Exchange Commission of the United States of America. The net proceeds obtained from the issuance of the Notes are intended to refinance the Company’s debts, including, without limitation, for the performance of the Purchase Offer for 2021 Notes.

Eletrobras Companies, as of December 31, 2020, were parties to contracts as the taker, including loans, financings, bonds, and debentures, which totaled BRL 47.0 billion, of which BRL 11.4 billion pertained to short-term obligations, and BRL 35.5 billion to long-term obligations (BRL 47.9 billion as of December 31, 2019 and BRL 54.4 billion as of December 31, 2018), denominated in certain currencies as follows:

The following table shows the schedule for payment of loans, financing, bonds, and debentures, which totaled BRL 47.0 billion on December 31, 2020:

Loans, Financing and Debentures
Amortization flow
12/31/2020
(in BRL thousand)		Balance	AV %
Short-term
	2021	11,410,751	24.28%
Long-term
	2022	6,425,929	13.67%
	2023	4,398,822	9.36%
	2024	5,592,555	11.90%
	2025	3,971,934	8.45%
	2026	2,072,107	4.41%
After 2026		13,129,935	27,93%
Total		47,002,033	100.00%

On December 31, 2020, the following relevant financial contracts of Eletrobras (Parent Company) were in effect:

KfW: Loan with the Kreditanstalt für Wiederaufbau – KfW, with a guarantee from the Federal Government, amounting to € 13,3 million, with funds originating in negotiations of protocols for financing of renewable energy projects that have occurred in the years 2000 and 2001, and that resulted in the execution of the Financial Cooperation Agreement between the governments of Germany and Brazil, on November 27, 2003. The contract for the first tranche was signed on December 12, 2008. The loan term is 30 years and the interest rate is 2% per annum. The interest on the loan is paid semi-annually in June and December. The payment of principal only started in December 2018.

On November 1, 2012, the second tranche of the financing agreement entered into with KfW, worth € 45.9 million, was guaranteed by the Federal Government, with a grace period of 5 years and a total term of 30 years. As of December 30, 2019, the weighted average interest rate applied to this financing was 2.922% per year. The interest on the loan is paid semi-annually in June and December. The payment of principal shall only start as of December 2017. The funds were allocated by transfer of Eletrobras to the São Bernardo Complex Project, which is owned by subsidiary CGT Eletrosul, and aimed at deploying four Small Hydroelectric Power Plants (SHP’s) in the State of Santa Catarina. The outstanding balance of the two financings of KFW, on December 31, 2020 was BRL 311 million.

China Development Bank/BNP Paribas: Loan from the China Development Bank and BNP Paribas, signed in April 2007, amounting to USD 430.0 million, which had its funds used to finance Candiotti II Thermal Power Plant, owned by subsidiary CGTEE. The transfer agreement was signed between this subsidiary and Eletrobras. The proceeds of the loan were fully paid up until May 2010. There were no guarantees. The payment of interest and principal on the loan is made semi-annually in the months of June and December. The outstanding balance of this financing on December 31, 2020 was BRL 182.6 million.

World Bank: Loan raised with World Bank, amounting to USD 495 million, with the Federal Government’s consent, an agreement executed on February 24, 2011. The funds were used to finance the Energia + Project, whose main objective was to improve the quality of the services provided and contribute to reach and maintain the economic and financial balance of distribution companies then controlled by Eletrobras. The loan gas a bond posted by the National Treasury. Payment of interest and principal on the loan is made semi-annually in the months of March and September. The principal started being paid in March 2016. The outstanding balance of this financing on December 31, 2020 was BRL 416.2 million.

Caixa Econômica Federal and Banco do Brasil: A loan was agreed to in August 2014 between the Caixa Econômica Federal, Banco do Brasil and Eletrobras, in the amount of BRL 6.5 billion, with a guarantee from the Federal Government, and with BRL 4.0 billion provided by the Banco do Brasil and BRL 2.5 billion by the Caixa Econômica Federal. The term of the operation is eight years, two of grace period, counting from the disbursements. The amortization of principal is performed on a monthly basis and started in August 2016, and the yield shall be of 119.5% CDI. The operation is intended for investing working capital and financing investments of Eletrobras Companies, in accordance with PDG/2014. The entire amount has already been released. The outstanding balance of these operations as of December 31, 2020 was BRL 1.97 billion.

Notes – Bonds (issued in 2011): On October 27, 2011, Eletrobras completed a bond issuance operation in the international market, amounting to USD 1.75 billion, with the Banks Santander and Credit Suisse as the global structuring entities of this operation. The bonds were issued with a maturity of 10 years due on October 27, 2021, with full recovery on the due date and with a semiannual interest rate coupon of 5.75% per year. There was no issuance discount, which allowed obtaining a yield, return to the investor, at a rate equivalent to a 5.75% coupon per annum. It should be noted that in February 2020 the tender offer process was concluded, which allowed the early repurchase of USD 1.124 billion from the bondholders of this bond, causing a reduction in the amount to be settled in October 2021 to USD 626 million, considering only the installment of principal. Considering the effects of said repurchase, the outstanding balance of the 2011 bond on December 31, 2020 was BRL 3.28 billion.

Notes - Bonds (issued in 2020): On February 4, 2020, Eletrobras concluded the bond issuance process in the international market, carried out by way of two tranches with maturities in 2025 and 2030, in respective amounts of USD 500 million and USD 750 million . The tranches connected to this issuance pay half-yearly interest coupons, with rates of 3.625% and 4.625% per year, respectively, and have an amortization regime in bullets on the respective maturity dates.

The proceeds from this fundraising were used for the partial repurchase (tender offer) of the securities issued in dollars in 2011, maturing in October 2021, which contributes to a significant reduction in the cash effort foreseen for the Holding in 2021. The outstanding balance for this bond as of December 31, 2020 is BRL 6.61 billion.

Petrobras and BR Distribuidora: As deliberated at the 170th AGE, Eletrobras, as part of the distribution companies’ sales process, assumed these companies’ debts with Petrobras and BR Distribuidora. The total amount of this debt as of December 31, 2020 was BRL 7.12 billion with respect to instruments originally signed with Petrobras, as well as BRL 204 million for instruments originally signed with BR Distribuidora.

Debentures: In April 2019, Eletrobras launched its 2nd issue of Debentures in the local market in the total amount of BRL 5 billion divided into 4 series. The amount issued, yield, and amortization for each series were:

Series	Value (In BRL Billion)	Interest Rate	Maturity
1st	BRL 1.1	CDI + 0.7%	3 years (bullet)
2nd	BRL 2.2	CDI + 1.0%	5 years (bullet)
3rd	BRL 1.0	CDI + 1.2%	7 years (bullet)
4th	BRL 0.7	IPCA + 5.1814%	Annual, in the 8th, 9th and 10th year

The amounts raised were used to settle the bond that expired in July 2019, to repay BRL 1 billion of the debt with Petrobras and to reimburse investments made in Angra 3 and the Belo Monte Power Plant.

The debit balance of this liability as of December 31, 2020 is BRL 5.06 billion.

Once the most relevant aspects of the Holding’s contracts are presented, there is a brief summary of other information regarding these contracts, notably with regard to the guarantee structure:

No guarantees required: The financings taken from BNP/CBD, the bonds issued abroad, and the debentures and agreements with Petrobras were not secured, and as of December 31, 2020, they posted a total debit balance of BRL 22.3 billion.

With guarantees: On the other hand, financings with KfW, the World Bank, and Banco do Brasil/Caixa Econômica Federal are secured by the Federal Government and, as of December 31, 2020, amassed a total debit balance of BRL 2.7 billion.

Counter-guarantees Posted: As a consideration for the security posted by the Federal Government directly to creditors, Eletrobras Holding agreements executed with Banco do Brasil/Caixa Econômica Federal establish, as a counter-guarantee to the Federal Government, the pledge of receivables relating to Financing Agreements entered into with Itaipu.

It should be noted that in the specific situation of debentures and bonds issued, as well as contracts with Petrobras, despite the non-requirement of securities, Eletrobras is expected to comply with the financial covenant for maintaining the Net Debt/Adjusted EBITDA ratio under these contracts less than (i) 4.0x (four integers) times in the fiscal year 2019; and (ii) 3.75x (three integers and seventy-five hundredth) times as of the fiscal year 2020 (“Financial Index”), the calculation being made at the end of the fiscal years, with the first occurring on December 31, 2019.

Lastly, the contracts signed by Eletrobras, according to the usual practices of debt instruments, also contain non-financial covenants.

Such restrictive non-financial conditions should be fulfilled during the course of the contracts, in order to avoid the need to request waivers from creditors to prevent their early maturity.

Considering the agreements previously presented, in general the most outstanding covenants concern the following natures shown below, but not necessarily applying simultaneously to all the Holding’s contracts:

Corporate Existence - Eletrobras undertakes to ensure that each subsidiary preserves and maintains its legal existence, except when failure to comply with such obligation does not create a reasonable expectation of a material adverse effect (MAE);

In sum, the MAE is a material adverse effect on (i) the business, operations and properties of Eletrobras and its subsidiaries as a whole, (ii) Eletrobras’ ability to repay loans, or on (iii) the lender’s capacity to execute the loans;

Negative Pledge - Eletrobras and its subsidiaries are not authorized to pledge any of their properties, unless such guarantee falls within one of the Permitted Guarantee categories;

Sale of Assets - Eletrobras and its subsidiaries are prohibited from dissolving, liquidating, closing or selling any part of its property without the prior approval of the creditor and without the transaction being made under normal market conditions (fair value);

Event of Default – refers to a set of clauses that provide for conditions that should be met/fulfilled by the Company under penalty of avoiding a contractual default, which may ultimately result in the early termination of the contract.

Lastly, among the clauses connected to default events, those associated with the change in shareholding control are of particular importance.

In this case, the contracts signed with Banco do Brasil, Caixa Econômica Federal, BNP/CDB, World Bank and KFW have clauses that preclude changes in the controlling interest, under penalty of early maturity of the debt.

With regard to Debentures issued by Eletrobras in 2019, if there is any change in the company’s shareholding control, with subsequent reduction in the issuance rating, the securities will have to be repurchased at 100% of the face value from the debenture holders who so wish.

In turn, Bonds already issued, with maturity in 2021, 2025 and 2030, have a clause setting forth that, should a change in controlling shareholder results in one or more rating agencies downgrading the Company, then the Company shall repurchase the bonds, from any bondholders who are willing to sell them, for 101% of their face value plus accrued and unpaid interest.

Once the main characteristics pertaining to Eletrobras’ contracts are shown, we summarize the main highlights regarding the Contracts of the Subsidiaries.

In this context, we note that, as of December 31, 2020, the following sets of financial agreements between Eletrobras Subsidiaries and financial institutions were in force, and may be highlighted owing to their relevance:

BNDES Direct and Transfer: This institution finances several corporate projects of Eletrobras Companies, such as Batalha, Simplício and Baguari hydropower plants, as well as Angra 3 nuclear power plant, in addition to other expansion and maintenance projects. As such, it is a creditor with considerable relevance within the universe of Eletrobras Subsidiaries. Overall, such financings have costs ranging between TJLP and TJLP of 4.19% p.a. and repayment terms up to 2032 (average debt term of 9.01 years). As of December 31, 2020, the debit balance of the contracts was BRL 5.3 billion, also including the contracts originating from the on-lending facility, which are also signed with other financial institutions.

Caixa Econômica Federal: Eletronuclear executed, in 2013, a financing agreement with Caixa Econômica Federal, amounting to BRL 3.8 billion, for the purchase of imported equipment and payment of foreign services connected to the construction of Angra 3 Nuclear Power Plant. The agreement, however, became effective only in 2015, when the negotiations with the Federal Government were concluded, so that the latter could post bond to Eletronuclear, upon posting of a counter-guarantee. As a counter-guarantee, Eletronuclear offered the Federal Government a pledge of its receivables from the Angra 1 and Angra 2 projects. The contract has a fixed interest rate of 6.5% per annum, with a repayment term of 25 years, with a grace period of five years. In addition, Furnas and Chesf also currently have agreements signed directly with this creditor, with maturity up to 2023. As of December 31, 2020, Subsidiaries’ debit balance was BRL 3.1 billion.

Banco do Brasil: Jointly, the companies Furnas, CGT Eletrosul and Chesf hold corporate financings directly with Banco do Brasil that totaled, on December 31, 2020, a debt balance of BRL 1.1 billion. These financings have maturities between 2022 and 2024 and the cost is pegged to CDI, which ranges between 107.5% and 125.5% of CDI.

Debentures: Eletrobras subsidiaries have been accessing the local bond issuance market in recent years. Currently, Furnas, Eletronorte, CGT Eletrosul, Amazonas GT and Chesf have debentures in their portfolio of debt agreements, whether in institutional or subsidized format, with a maximum maturity up to 2029, cost linked to CDI or IPCA, ranging from CDI + 2.60% at 2.75% per year and 117.6% CDI and IPCA (+ 3.75% at 7.0291% per year) and total balance on December 31, 2020 of BRL 2.3 billion.

As additional information regarding agreements of Controlled companies, it should be noted that the financing taken is divided into secured and unsecured contracts. When secured, the security modalities used are (i) corporate guarantee, generally from the Holding; (ii) guarantee provided by the Federal Government, established in a contract entered into by Furnas and another instrument entered into by Eletronuclear; or (iii) collateral (in particular, fiduciary assignment of credit rights, pledge of receivables or pledge of shares of SPE’s).

In addition, some of the agreements have financial covenants, notably the issuance of debentures, which is mostly connected to the maintenance of indebtedness indexes measured by the ratio between Net Debt and Ebitda.

Lastly, the table below summarizes, by groups of creditors, the main debts of Eletrobras companies, including the Holding:

Company	Method	Currency	Maturity	Interest Rate (p.a.)	Grand Total (BRL)[1]	Share on Total (%)
Eletrobras	BB-CEF 6.5 Bi I (EB Tranche)	BRL	01.25.2023	119.5% of CDI	1,211,512.043	2.77%
Eletrobras	BB-CEF 6.5Bi II (CEF Tranche)	BRL	01.25.2023	119.5% of CDI	757,195,027	1.73%
CGT Eletrosul	BB	BRL	11.15.2023	115% of CDI	83,412,105	0.19%
Chesf	CEF	BRL	09.06.2021	140% of CDI	37,566,979	0.09%
Furnas	CEF	BRL	05.16.2023	Up to 113.7% of CDI and 8.7%	862,564,110	1.97%
Furnas	BB	BRL	12.06.2023	Up to 131% of CDI	861,921,813	1.97%
Eletronorte	BB	BRL	Until 12.01.2026	125.5% of CDI; 8.5%	258,329,626	0.59%
Eletronuclear	CEF (0410.351-27/13)	BRL	06.06.2038	6.50%	3,112,045,075	7.11%
	TOTAL BB/ CEF				7,184,546,779	16.40%
Eletrobras	BR Distribuidora IAD 2014	BRL	01.30.2025	Selic	68,362,272	0.16%
Eletrobras	BR Distribuidora IAD 2018	BRL	04.30.2021	124.75% of CDI	136,061,972	0.31%
	TOTAL BR DISTRIBUIDORA				204,424,244	0.47%
Eletrobras	Petrobras IAD 2014 (Sponsoring Fund)	BRL	01.30.2025	Selic	7,012,432,594	16.01%
Eletrobras	Petrobras IAD 2018	BRL	04.30.2021	124.75% of CDI	108,900,828	0.25%
	TOTAL PETROBRAS				7,121,333,423	16.26%
Eletrobras	Series I Debentures	BRL	04.25.2022	CDI + 0.7%	1,103,722,319	2.52%
Eletrobras	Series II Debentures	BRL	04.25.2024	CDI + 1%	2,208,304,720	5.04%
Eletrobras	Series III Debentures	BRL	04.25.2026	CDI + 1.2%	1,004,034,956	2.29%
Eletrobras	Series IV Debentures	BRL	05.15.2029	IPCA + 5.1814%	745,592,933	1.70%
Furnas	Series I Debentures	BRL	11.15.2024	117.6% of CDI	451,266,620	1.03%
Furnas	Series II Debentures	BRL	11.15.2029	IPCA + 4.08%	832,347,598	1.90%
Eletronorte	Debentures	BRL	10.20.2024	CDI + 2.60%	753,982,756	1.72%
Chesf	Extremoz Transmissora do Nordeste - ETN & A.	BRL	01.15.2029	IPCA + 7.0291%	149,215,313	0.34%
CGT Eletrosul	Transmissora Sul Brasileira de Energia - TSBE	BRL	09.15.2026	IPCA + 6.8%	116,549,865	0.27%
CGT Eletrosul	Debentures	BRL	11.15.2028	IPCA + 3.75%	302,485,946	0.69%
	TOTAL DEBENTURES				7,667,503,026	17.51%
Eletrobras	2021 Bond	US$	10.27.2021	5,75%	3,284,824,014	7,50%
Eletrobras	2025 Bond	US$	02.04.2025	3.63%	2,636,810,993	6.02%
Eletrobras	2030 Bond	US$	02.04.2030	4.63%	3,971,131,384	9.07%
	TOTAL BONDS				9,892,766,391	22.59%
CGT Eletrosul	BNDES Direct and Transfer	BRL	Until 09.15.2029	Up to TJLP + 1.5% to 3%; 4.50%	655,792,798	1.50%
Chesf	BNDES Direct and Transfer	BRL	Until 06.15.2029	Up to TJLP+3.28%; 3.50%	403,628,749	0.92%
Eletronorte	BNDES Direct and Transfer	BRL	Until 11.15.2028	Up to TJLP + 3.05% p.a.; 3.5% p.a.; IPCA + 9.3956%	0	0.00%
Eletronuclear	BNDES Direct and Transfer	BRL	Until 06.15.2036	TJLP + 1.72% p.a.; SELIC D-2 + 2,68%	3,514,722,964	8.02%
Furnas	BNDES Direct and Transfer	BRL	Until 06.15.2029	TJLP to TJLP + 3%	726,267,006	1.66%
	TOTAL BNDES				5,300,411,517	12.10%
		OTHER LOANS - NATIONAL CURRENCY			4,744,438,272	10.83%
Eletrobras	Loans in MN - Cigás	BRL	02.28.2025		637,934,286	1.46%
CGT Eletrosul	Loans in MN - FIDC	BRL	01.20.2022	CDI + 2%	333,282,546	0.76%
Chesf	Loans in MN - BNB	BRL	Until 10.30.2032	2.94% to 10.14%; IPCA + 2.7382% and IPCA + 3.3467%	453,684,714	1.04%
Chesf	Loans in MN - Safra	BRL	08.28.2024	CDI + 2.49%	211,481,000	0.48%
Eletronorte	Loans in MN - Bradesco	BRL	06.15.2021	CDI + 2.62%	1,006,159,726	2.30%
Eletronorte	Loans in MN - State Grid	BRL	07.28.2029	10%	398,759,662	0.91%
Eletronorte	Loans in MN - BASA	BRL	Until 11.10.2032	2.94% to 8.50%	167,351,835	0.38%
Eletronorte	Loans in MN - BNB	BRL	02.03.3032	8,50%	0	0.00%
Eletronuclear	Loans in MN	BRL	-	-	0	0.00%
Furnas	Loans in MN - State Grid	BRL	07.28.2029	10%	398,763,360	0.91%
Furnas	loans in MN - BBM, FIDC,	BRL	Until 07.28.2029	108% of CDI; CDI + 2.5%; TJLP; 3.5%	1,137,021,144	2.60%
	OTHER LOANS - FOREIGN CURRENCY				1,681,816,186	3.84%
Eletrobras	BNP Paribas, BIRD, CAF and KfW	EUR/USD	Until 12/30/2042	Currency Conversion + rate between 2% and 4.5%; Libor + margin (0.75%)	909,870,002	2.08%
CGT Eletrosul	KfW/CEF	EUR	06.20.2029	Currency Conversion (Dollar) + 6.27%	340,204,946	0.78%
Chesf	-	-	-	-	0	0.00%
Eletronorte	-	-	-	-	0	0.00%
Eletronuclear	-	-	-	-	0	0.00%
Furnas	IADB	US$	12.15.2031	BID US Libor	431,741,239	0.99%
			TOTAL		43,797,239,837	100.00%

Other Relevant Aspects of Loans:

In February 2020, the company completed a bond issuance process in the international market, carried out by means of two tranches with maturities in 2025 and 2030, in respective amounts of USD 500 million and USD 750 million. The tranches connected to this issuance pay half-yearly interest coupons, with rates of 3.625% and 4.625% per year, respectively, and have an amortization regime in bullets on the respective maturity dates.

The proceeds from this fundraising were used for the partial repurchase (tender offer) of the securities issued in dollars in 2011, maturing in October 2021. This repurchase process, which took place in a concerted manner with the new issuance, allowed the repurchase of USD 1,124 billion, thus reducing the amount to be settled in October 2021 to USD 625.7 million, which contributes to significantly decreasing the expected cash effort for the Holding in 2021.

Lastly, in addition to the partial repurchase and lengthening of the liability profile obtained as a result of this process, it is noteworthy that the costs of the new issuance, previously stated, were significantly lower than the costs of the 2011 issuance, which had securities repurchased, which is 5.75% per year.

The other fundraisings and operations carried out by the Eletrobras System in 2020 are shown in a consolidated manner in the following table:

Company	The Other Party (Financial Institution)	Purpose of Contracting	Currency		Contracting		Interest Rate (p.a.)
				Contracting Month	Total Amount (BRL)	Expiration or Last Payment
Furnas	Debenture Holders (Bradesco as Coordinator)	Subsidized Series – Payments or reimbursement of expenses connected to projects	BRL	Feb/2020	800,000,000.00	11/15/2029	IPCA + 4.08%
Eletronorte	Bank Credit Note (Bradesco)	Refinancing and Liability Management	BRL	May/2020	1,000,000,000.00	05/10/2021	CDI + 2.62%
Furnas	Bank Credit Note (BTG Pactual)	Use in the Ordinary Course of Business	BRL	Jul/2020	420,000,000.00	07/03/2023	CDI + 2.30%
Amazonas GT	Debentures (Coordinators: Bradesco and Santander)	Use in the Ordinary Course of Business	BRL	Sept/2020	500,000,000.00	08/04/2024	CDI + 2.75%
Eletronorte	Debentures (Coordinators: Bradesco and Santander)	Refinancing and Liability Management	BRL	Nov/2020	750,000,000.00	10/20/2024	CDI + 2.60%
CGT Eletrosul	Debentures (Coordinator: Safra)	Subsidized Series – Payments or reimbursement of expenses connected to projects	BRL	Dec/20	300,000,000.00	11/15/2028	IPCA + 3.75%
Chesf	Financing Agreement (BNB)	Reinforcements and improvements in the Transmission system	BRL	Dec/20	Until 263,115,874.76	01/15/2034	IPCA + 1.53% and IPCA + 1.87%

Bonds 2021

Bonds, which are securities issued abroad, are loans without a specific guarantee by the issuer. Then, bondholders should express their opinions on possible new guarantees posted by Eletrobras to other creditors, except those considered as permissible guarantees under the terms of the transaction (“Permitted Security”). Additionally, the agreements also do not allow the settlement of relevant subsidiaries.

So, to remedy these two potential breaches of the terms of the outstanding bonds, Eletrobras requested a special consent (consent solicitation) seeking a waiver of the bondholders regarding debt assumption processes and consequent provision of new securities arising from the privatization of the Distribution Companies.

The securities then posted by Eletrobras in the debt confession agreements with Petrobras referred to receivables from loans, an agreement with Eletropaulo, and credits to be approved by Aneel, assigned by the distribution companies to Eletrobras.

Furthermore, for the 2021 bond, there was also inclusion of the request for change in the “change of control” clause that prohibits the Federal Government from being the majority shareholder. The change is aimed at allowing the current majority shareholder to reduce its equity interest in the company without leading to early maturity.

The meeting of the bondholders took place on March 4, 2018, and approved the waiver requested by Eletrobras.

It is important to note that during the 2nd semester of 2019 Eletrobras developed studies with a view to carrying out the liability management due in 2021. The work was completed in February 2020, therefore, after the base date, i.e., 12/31/2019.

The operation consisted of a repurchase, in the form of a partial tender offer for the securities maturing in 2021, in the amount of USD 1,124 million. To qualify for this repurchase, new securities were issued in two tranches, one maturing in 5 years (02/04/2025), in the amount of USD 500 million at an interest rate of 3.625% p.a. and the other maturing in 10 years (02/04/2030), in the amount of USD 750 million, at an interest rate of 4.625% p.a.. After the operation, an amount of USD 626 million remained, maturing in October 2021.

CAF and BNP/CDB

The agreements with CAF (CAF BRL 500 million and CAF BRL 600 million) and BNP/CDB (BNP/CDB BRL 281 million) contain non-financial covenants whose noncompliance implies the need for a waiver request in order to avoid the early maturity of the debt.

As in the request made to the bondholders, the waiver request with CAF and the CBD was intended to allow the sale/settlement of the Eletrobras distribution companies, the assumption of the debts of the distribution companies and the offer of a guarantee for the debts assumed with Petrobras .

The request was formalized through a letter from Eletrobras sent to its creditors, which, in turn, submitted to the approval of its internal committees.

On March 7, 2019, both BNP/CDB and CAF approved the respective waivers requested by Eletrobras.

Loans guaranteed by the Federal Government

The Federal Government is the guarantor of the following loans:

Company	Type of Guarantee/Loan	Debit Balance (thousand Brazilian Reais)	Secured Balance
Eletrobras	BB/CEF	1,968,707.07	100.00%
Eletrobras	World Bank (IBRD 7884)	416,227.33	100.00%
Eletrobras	KfW 13 MM	74,457.12	100.00%
Eletrobras	KfW 45 MM	236,595.13	100.00%
Eletronuclear	Angra III	3,112,045.07	100.00%
Furnas	IADB	431,741.24	100.00%
	TOTAL	6,239,772.97

Covenants - Change of controlling interest

Contracts with BB/CEF, CAF, BNP/CDB, World Bank and KFW have clauses that prohibit changes in the shareholding control under penalty of early maturity of the debt.

With regard to Debentures issued by Eletrobras in 2019, if there is any change in the company’s shareholding control, with subsequent reduction in the issuance rating, the securities will have to be repurchased at 100% of the face value from the debenture holders who so wish.

2021, 2025 and 2030 Bonds have a clause that establishes that if a change in the controlling company results in one or more rating agencies downgrading the Company, then the Company will repurchase the bonds, from any bondholders who are willing to sell, for 101 % of its face value plus accrued and unpaid interest.

Bonds posted by Eletrobras

Guarantees under the ANEEL Auctions

Eletrobras Companies have been successful in several ANEEL auctions held in the previous years and will therefore be responsible for the execution of projects in the areas of generation and transmission, individually or in partnerships in the special purpose enterprises – SPEs of which they are part.

Therefore, in order to compose the financing structure for these projects, financing operations were negotiated in which Eletrobras granted a corporate security in a relevant portion, but always limited to the proportion of the Controlled companies’ interests in the capital of the project in the situations in which they refer to projects carried out by SPE’s.

Guarantees

The Company participates, as an intervening guarantor, in several projects of its subsidiaries and non-subsidiaries investees. Full exposure in guarantees consists of guarantees posted to affiliates and jointly-controlled enterprises amounting to R$ 30,575,673, on December 31, 2020, which are shown in the table below:

NON-CONTROLLED COMPANIES
Guarantor	Modality	Enterprise	Secured Debit Balance on 12/31/2020	Expiration of Guarantee
Eletrobras	SPE	Belo Monte HPP (Norte Energia)	14,126,563	2042
Eletrobras	SPE	Santo Antônio HPP	4,913,552	2040
Eletrobras	SPE	Jirau HPP	3,365,972	2034
Furnas	SPE	Santo Antônio HPP	1,688,146	2038
Eletrobras	SPE	Teles Pires	1,194,566	2036
Eletrobras	SPE	Jirau HPP	917,992	2035
Eletrobras	SPE	Sinop HPP	567,272	2038
Eletrobras	SPE	Empresa de Energia São Manoel	535,917	2038
Eletrobras	SPE	Belo Monte Transmissora	442,552	2032
Eletrobras	SPE	Santo Antônio HPP	412,991	2024
Eletrobras	Corporate	Eólicas Hermenegildo (a)	379,661	2032
Eletrobras	SPE	Teles Pires	291,483	2032
Eletrobras	SPE	Santa Vitória do Palmar Holding (a)	264,540	2031
Eletrobras	SPE	Santo Antônio HPP	243,443	2030
Eletronorte	SPE	Belo Monte Transmissora	163,981	2031
Furnas	SPE	Belo Monte Transmissora	163,981	2031
Eletrobras	SPE	Santo Antônio HPP	144,695	2022
Eletrobras	SPE	Norte Brasil Transmissora de Energia	138,029	2026
Furnas	SPE	Empresa de Energia São Manoel	109,312	2031
Eletrobras	SPE	Interligação Elétrica Garanhuns	91,660	2028
Eletrobras	SPE	Chapada do Piauí II	86,571	2021
Eletrobras	SPE	Chapada do Piauí I	74,003	2022
Chesf	SPE	Sinop HPP	66,703	2032
Eletronorte	SPE	Sinop HPP	66,703	2032
Eletrobras	SPE	Santa Vitória do Palmar Holding (a)	48,876	2028
Eletrobras	Corporate	Eólica Chuí IX (a)	38,143	2032
Eletrobras	SPE	Mangue Seco 2 (a)	30,265	2031
Eletrobras	SPE	Caldas Novas Transmissão	8,101	2028
Guarantees non-subsidiary companies			30,575,673

(a)       Eletrobras sold its interest in SPE’s Mangue Seco 2, Eólica Santa Vitória do Palmar Holding S.A., Hermenegildo I S.A., Hermenegildo II S.A., Hermenegildo III S.A. and Chuí Geração S.A. For further information, please refer to note 46. As established in the contracts, Eletrobras temporarily remains as guarantor of these SPE’s, while there is no expiry of transition period necessary for the new shareholders to draw up a formal agreement to substitute the guarantor’s position in the financing agreement.

The guarantees provided to the subsidiaries investees are shown in a segregated manner because their balances are already recorded in financing and loans payable.

The amount guaranteed for subsidiaries is BRL 15,324,770 on December 31, 2020, as shown in the table below.

SUBSIDIARIES
			Debit Balance	Expiration
Guarantor	Modality	Enterprise	Secured on	of
			12/31/2020	Guarantee
Eletrobras	Corporate	Angra III	3,514,723	2036
Eletronuclear	Corporate	Angra III	3,112,045	2038
Eletrobras	Corporate	Support to Working Capital Structure 3	1,006,160	2021
Eletrobras	Corporate	Issuance of Debentures - Furnas	832,348	2029
Eletrobras	Corporate	Belo Monte Transmissora	797,523	2029
Eletrobras	Corporate	Miscellaneous - Furnas	709,801	2023
Eletronorte	Corporate	Issuance of Debentures - Amazonas GT	556,560	2024
Eletrobras	Corporate	Issuance of Debentures - Furnas	451,267	2024
Eletrobras	Corporate	UHE Simplício	432,709	2026
Eletrobras	Corporate	HPP Furnas and HPP Luiz Carlos Barreto de Carvalho	431,741	2031
Eletrobras	Corporate	Corporate Projects Chesf	403,629	2029
Eletrobras	Corporate	Complexo Eólico Livramento - Entorno II	340,205	2028
Eletrobras	Corporate	CGT Eletrosul Corporate Projects	333,283	2022
Eletrobras	Corporate	Reinforcement of the Working Capital Structure 2	258,330	2024
CGT Eletrosul	SPE	Transmissora Sul Litorânea de Energia	197,452	2029
Eletrobras	Corporate	HPP Mauá	190,121	2028
Eletrobras	Corporate	2012-2014 Investment Plan	171,877	2029
Eletrobras	Corporate	Linha Verde Transmissora	167,352	2033
Eletrobras	Corporate	Eólicas Casa Nova II and III	166,394	2031
Eletrobras	Corporate	Corporate Financing	152,120	2023
Eletrobras	Corporate	Corporate Transmission Projects	130,206	2031
Eletrobras	Corporate	HPP São Domingos	126,926	2028
Eletrobras	Corporate	Transmissora Sul Brasileira de Energia	116,550	2026
Chesf	Corporate	Transmissora Delmiro Gouveia	106,280	2032
Eletrobras	Corporate	HPP Batalha	97,521	2025
Eletrobras	Corporate	HPP Passo de São João	92,469	2026
Eletrobras	Corporate	CGT Eletrosul Corporate Projects	83,412	2023
CGT Eletrosul	SPE	Transmissora Sul Litorânea de Energia	80,758	2030
Eletrobras	Corporate	Innovation Projects	68,851	2023
Chesf	Corporate	Transmissora Delmiro Gouveia	50,805	2031
Eletrobras	Corporate	Corporate Projects Chesf	37,567	2021
Eletrobras	Corporate	RS Energia	32.792	2027
Eletrobras	Corporate	HPP Baguari	24,160	2026
CGT Eletrosul	Corporate	Expansion of Sistema Sul de Transmissão	20,732	2029
CGT Eletrosul	Corporate	Brazil x Uruguay Interconnection	15,561	2029
Eletrobras	Corporate	RS Energia	11,179	2021
Eletrobras	Corporate	SC Energia	3,361	2021
Guarantees subsidiaries			15,324,770

(ii)       Other long-term relationships with financial institutions

On December 31, 2020, Eletrobras did not have other long-term relationships with relevant financial institutions other than those already indicated in the previous item 10.

(iii)       Degree of subordination between the debts

The current debt contracts entered into by Eletrobras have, in sum, the following guarantee structure:

No guarantees required: financing taken out from BNP/CDB, bonds issued abroad, debentures and contracts with Petrobras do not have guarantees, and on December 31, 2020, they have a total debit balance of BRL 15.2 billion.

With guarantees: On the other hand, financings with KfW, the World Bank, and Banco do Brasil/Caixa Econômica Federal are secured by the Federal Government and, as of December 31, 2020, amassed a total debit balance of BRL 2.7 billion.

Counter-guarantees Posted: As a consideration for the security posted by the Federal Government directly to creditors, Eletrobras Holding agreements executed with Banco do Brasil/Caixa Econômica Federal establish, as a counter-guarantee to the Federal Government, the pledge of receivables relating to Financing Agreements entered into with Itaipu.

In addition, as far as the Controlled companies’ contracts are concerned, financings taken are found to be divided in secured and unsecured contracts. When secured, the security modalities used are (i) corporate guarantee, generally from the Holding; (ii) guarantee provided by the Federal Government, established in a contract entered into by Furnas and another instrument entered into by Eletronuclear, the latter upon posting of counter-guarantees; or (iii) collateral (in particular, fiduciary assignment of credit rights, pledge of receivables or pledge of shares of SPE’s).

Eletrobras debts are guaranteed by the Federal Government; through real guarantees (notably pledging of receivables from financing of Itaipu) or do not have any guarantee. The securities subsidiaries of Eletrobras are provided in large part By own Eletrobras itself, through a surety or guarantee, also there are cases of real guarantees on securities representing the shareholders' equity of the SPEs and/or on the receivables.

With regard specifically to the Eletrobras group contracts secured by the Federal Government, the table below lists these instruments and their debit/secured balance on 12/31/2020:

Company	Type of Guarantee/Loan	Debit Balance (thousand Brazilian Reais)	Secured Balance
Eletrobras	BB/CEF	1,968,707.07	100.00%
Eletrobras	World Bank (IBRD 7884)	416,227.33	100.00%
Eletrobras	KfW 13 MM	74,457.12	100.00%
Eletrobras	KfW 45 MM	236,595.13	100.00%
Eletronuclear	Angra III	3,112,045.07	100.00%
Furnas	IADB	431,741.24	100.00%
	TOTAL	6,239,772.97

(iv)       Contractual Restrictions

Eletrobras as a debtor

The loan and financing agreements executed by Eletrobras, as well as the international bonds, and debentures, were entered into pursuant to the practices adopted in the international market for such operations. Assumed obligations (covenants) are usually contained in contracts with companies of the same type of credit risk at the time of agreeing to the obligations.

Therefore, in general, Eletrobras is subject to clauses usually practiced in the market, including as follows: Requirements for changing corporate control, compliance with the necessary licenses and authorizations, limitation to the significant sale of assets and other events of default usually established in contracts of this nature.

With regard to financial covenants, the debentures issued stand out, as well as the contracts with Petrobras, whereby Eletrobras should comply with the financial covenant for maintaining the Net Debt/Adjusted EBITDA ratio below (i) 4.0x (four integers) times in fiscal year 2019; and (ii) 3.75x (three integers and seventy-five hundredth) times as of the fiscal year 2020 (“Financial Index”), the calculation being made at the end of the fiscal years, with the first one occurring on December 31, 2019.

Eletrobras acting as a guarantor

In order to mainly make up the project financing structure over time, financing operations were negotiated by the Subsidiaries and/or SPE’s in which the Eletrobras group holds an equity interest.

In these cases, it is noted that Eletrobras provided corporate guarantees in a relevant portion of these contracts, although importantly, they were always limited to the interest of the Controlled companies in the project capital, as far as projects carried out by SPE’s are concerned.

In this context, Eletrobras as guarantor, as well as the companies benefiting from the guaranteed operations, has the obligation to comply with restrictive conditions/covenants provided for in their instruments, in order to avoid the risk of contractual default, which could potentially bring about relevant financial impacts to the beneficiary/borrower, as well as Eletrobras itself as guarantor of the operations, to meet its commitments in the case of early maturity.

It should be noted that the risk of noncompliance with said obligations is thoroughly monitored by Eletrobras and its companies, so that timely measures may be taken if necessary to mitigate potential events of default and early maturity.

g) Limits of financing already assumed and percentages already used

There are no funds contracted by Eletrobras to be withdrawn on the reference base date.

h) Significant changes in each item of the financial statements

The Company’s financial statements comprise the individual financial statements of the controlling company, identified as Parent, and the consolidated financial statements, identified as Consolidated, prepared in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS’s) issued by International Accounting Standards Board (IASB). The accounting practices adopted in Brazil comprise the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Commission (APC), approved by the Federal Accounting Board (FAB) and by the Brazilian Securities and Exchange Commission (CVM), and the provisions contained in the Brazilian corporate laws. All relevant information specific to the financial statements, and only said information, is being disclosed and corresponds to that used in the office of the Company’s Management.

These financial statements are denominated in Brazilian Reais, which is Eletrobras’ functional currency. The financial statements are denominated in thousands of Brazilian Reais, rounded to the nearest number, unless otherwise stated.

The Financial statements of Eletrobras consist of:

▪  The Consolidated Financial Statements, prepared in accordance with the IFRSs issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil, identified as Consolidated - IFRS and BR GAAP; and

▪  The individual Financial Statements of the parent company prepared in accordance with the accounting practices adopted in Brazil, identified as the Controlling Standard - BR GAAP.

Accounting practices adopted in Brazil include those included in Brazilian corporate laws as well as the pronouncements, the Guidelines and the Interpretations issued by the CPC and approved by the CVM and the CFC.

The Company applied the standards of CPC 48/IFRS 9 - Financial Instruments and CPC 47 / IFRS 15 - Revenues from Contracts with Customers that came into effect as of January 1, 2018. The said standards were also adopted by the company on January 1, 2018. The application to the requirements under the standard for the comparative period presented was not extended, because the Company adopted practical measures established in such standards, which provide for the non-restatement of comparative information of the previous year.

The Company applied, on January 1, 2019, CPC 06 (R2)/IFRS 16 - Leases, which establishes the principles for the recognition, measurement, statement and disclosure of leasing operations and requires lessees to account for all leases under a single balance sheet model, similar to the accounting of financial leases hitherto applied in accordance with CPC 06 (R1)/IAS 17.

The Company has not identified impacts regarding the application of the changes and new interpretations to the IFRS’s and CPC’s issued by IASB and CPC, respectively, which are disclosed below:

a)	Conceptual Framework for Financial Reporting – (amendment to CPC 00 - R2):

This change substantially presented new concepts regarding presentation, measurement and disclosure of the financial statements, and also updated the definition of assets and liabilities, as well as the criteria for their recognition and de-recognition in the financial statements.

b)	Definition of a business (amendment to CPC 15 - R1/IFRS 3 – Combination of businesses):

The most relevant changes were: 1) a “business” must include inputs and relevant processes that contribute for a creation of outputs; 2) it was made available a rate that aids the analysis of a company that acquired a group of assets instead of a business; and 3) definition of outputs focus on the capacity to generate return by means of services rendered to clients.

c)	Definition of materiality (amendments to IAS 1 and IAS 8):

This amendment is aimed at clarifying the definition of "material" and aligning the definition used in the Conceptual Structure and standards. Changes align the wording of the definition in all standards from IFRS and other publications, include some requirements to support IAS 1 in such definition to provide it more emphasis and clarifies the explication that follows up the definition of material.

d)	Impact of the initial adoption of the changes in the Reference Interest Rate Reform - (CPC 40 - R1/IFRS 7 and CPC 48/IFRS 9):

Such alteration to the standard includes provisional exceptions to current hedge accounting requirements to neutralize the effects of uncertainties caused by the reform of the benchmark interest rate (LIBOR). This change had no material impact on the consolidated financial statements.

e)	Impact of the initial application of the Alteration to CPC 06 - R2/IFRS 16 (CPC 06 - R2/IFRS 16) - Rental Concessions Related to COVID-19:

The amendment includes requirements in order to make it easier for lessees to account for possible grants and discounts obtained in lease agreements as a result of COVID-19, such as remission, suspension or even temporary payment reductions. Such alteration did not impact the company’s financial statements.

The other effects of adoption of IFRSs and of new pronouncements issued by the CPC may be found in item 10.4 of this document.

Comparison of Balance Sheet Accounts on December 31, 2019 and 2020:

ASSETS

CURRENT ASSETS

It posted an increase of 8.93%, from BRL 41,487 million on December 31, 2019 to 45,191 million on December 31, 2020. The main variations were:

Assets held for sale

With the actual transfer in 2020 of the shares to the purchasers of Santa Vitória do Palmar, Hermenegildos and Chuí, along with the SPE’s auctioned, the account of assets held for sale decreased from 3,544 million in 2019 to 289 million in 2020, a decrease of 91.83%.

Bonds and Securities

There was a significant increase in its Cash and Cash Equivalents, especially in the Securities account, namely from 10,426 million in 2019 to 14,039 million in 2020, an increase of 34.65%. The variation is due to the increase in National Treasury Bill bonds.

Restricted Cash

Increase of 10.71% in this account, from 3,228 million in 2019 to 3,573 million in 2020. Nonetheless, those are resources collected by the respective funds that are used exclusively to uphold the regulatory provisions, and are not available to the Company. Further details on Note 7 of 2020 Financial Statements.

NONCURRENT ASSETS

Noncurrent assets decreased by 2.45%, from BRL 137,135 million on December 31, 2019 to BRL 133,774 million on December 31, 2020. The main variations were on the following accounts:

Financings and loans

The financings and loans account posted a decrease of 42.83%, from 10,803 million in 2019 to 6,176 million in 2020. This variation is mainly due to the derecognition of the RGR. Further details on Note 11 of 2020 Financial Statements.

Customers

The client account increased by 272.14%, from 285 million in 2019 to 1,061 million in 2020, owing to the renegotiation of the debt with Amazonas Energia, by means of the execution of two Debt Confession Agreements. Further details on Note 10 (item a) of 2020 Financial Statements.

Centrais Elétricas Brasileiras SA - Eletrobras

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2020	VA %	12/31/2019 Restated	VA %	HA %
CURRENT					
Financings, loans and debentures	11,410,751	6.38%	7,715,160	4.32%	47.90%
Compulsory loan	57,201	0.03%	15,156	0.01%	277.41%
Suppliers	3,904,051	2.18%	3,095,469	1.73%	26.12%
Advances	1,134,845	0.63%	683,602	0.38%	66.01%
Taxes payable	1,194,042	0.67%	1,575,658	0.88%	-24.22%
Income tax and social contributions	319,435	0.18%	2,532,732	1.42%	-87.39%
Onerous contracts	40,196	0.02%	3,913	0.00%	927.24%
Compensation to shareholders	1,547,158	0.86%	2,575,216	1.44%	-39.92%
Financial Liabilities - Concessions and Itaipu	647,214	0.36%	703,114	0.39%	-7.95%
Estimated obligations	1,454,148	0.81%	1,331,257	0.75%	9.23%
Reimbursement obligations	1,618,508	0.90%	1,796,753	1.01%	-9.92%
Post-employment benefit	192,209	0.11%	161,773	0.09%	18.81%
Allowances for contingencies	1,722,562	0.96%	1,031,488	0.58%	67.00%
Sector charges	586,845	0.33%	627,611	0.35%	-6.50%
Leases	217,321	0.12%	219,484	0.12%	-0.99%
Derivative financial instruments	-	0.00%	683	0.00%	-100.00%
Others	353,580	0.20%	579,394	0.32%	-38.97%
	26,400,066	**14.75%**	**24,648,463**	**13.80%**	**7.11%**
Liabilities associated to assets held for sale	-	0.00%	1,692,708	0.95%	-100.00%
	26,400,066	**35.80%**	**26,341,171**	**14.75%**	**0.22%**
NON-CURRENT					
Financings, loans and debentures	35,591,282	19.89%	40,184,481	22.50%	-11.43%
Suppliers	16,556	0.01%	18,143	0.01%	-8.75%
Advances	290,870	0.16%	369,262	0.21%	-21.23%
Compulsory loan	989,908	0.55%	470,600	0.26%	110.35%
Obligation for demobilization of assets	3,040,011	1.70%	3,129,379	1.75%	-2.86%
Provision for contingencies	24,108,078	13.47%	24,214,938	13.56%	-0.44%
Post-employment benefit	6,824,632	3.81%	4,826,088	2.70%	41.41%
Allowance for excess of liabilities over assets	4,191	0.00%	-	-	-
Onerous contracts	414,705	0.23%	361,934	0.20%	14.58%
Reimbursement obligations	22,259	0.01%	-	0.00%	-
Leases	835,873	0.47%	987,705	0.55%	-15.37%
Concessions payable - use of public goods	65,954	0.04%	68,555	0.04%	-3.79%
Advance for future capital increase	74,060	0.04%	50,246	0.03%	47.39%
Derivative financial instruments	10,014	0.01%	5,000	0.00%	100.28%
Sector charges	744,442	0.42%	730,303	0.41%	1.94%
Taxes payable	182,179	0.10%	239,959	0.13%	-24.08%
Deferred income tax and social contributions	3,705,055	2.07%	4,193,607	2.35%	-11.65%
Others	1,895,020	1.06%	1,271,847	0.71%	49.00%
	78,815,089	**44.04%**	**81,122,047**	45.42%	**-2.84%**
EQUITY					
Capital	39,057,271	21.82%	31,305,331	17.53%	24.76%
Advance for future capital increase	-	0.00%	7,751,940	4.34%	-100.00%
Capital reserves	13,867,170	7.75%	13,867,170	7.76%	0.00%
Profit reserves	28,908,054	16.15%	23,887,181	13.37%	21.02%
Retained earnings	-	0.00%	201,752	0.28%	-100.00%
Other comprehensive retained income	(8,354,188)	-4.67%	(6,311,330)	-3.53%	32.37%
Interest of controlling shareholders	**73,478,307**	**41.06%**	**70,702,044**	**39.58%**	**3.93%**
Interest of non-controlling shareholders	272,987	0.15%	457,221	0.26%	-40.29%
TOTAL NET EQUITY	73,751,294	100.00%	71,159,265	39.84%	3.64%
TOTAL LIABILITIES AND EQUITY	178,966,449	100.00%	178,622,483	100.00%	0.19%

CURRENT LIABILITIES

The balance of current liabilities increased 0.22%, from BRL 26,341 million on December 31, 2019 to BRL 26,400 million on December 31, 2020. The main variations in the current liabilities were as follows:

Financings, loans and debentures

The balance of financings, loans and debentures increased 47.90%, from BRL 7,715 million on December 31, 2019 to BRL 11,410 million on December 31, 2020. Such increase is the result of fundraising performed by Eletrobras and its companies.

Suppliers

The balance of suppliers increased by 26.12%, from BRL 3,095 million on December 31, 2019 to BRL 3,904 million on December 31, 2020. This variation is due to the increase in Energy Purchased for Resale as well as Goods, Materials and Services.

Taxes Payable

The balance of taxes payable increased by 24.22%, from BRL 1,575 million on December 31, 2019 to BRL 1,194 million on December 31, 2020.

Income Tax and Social Contribution

The balance of income tax and social contribution decreased by 87.39%, from BRL 2,532 million on December 31, 2019 to BRL 319 million on December 31, 2020.

Compensation to Shareholders

The balance of compensation to shareholders decreased by 39.92%, from BRL 2,575 million on December 31, 2019 to BRL 1,547 million on December 31, 2020. This variation is due to the calculation of the mandatory dividend, which is based on the adjusted net income for each year.

Allowances for Contingencies

The balance of provisions for contingencies increased by 67.00%, from BRL 1,031 million on December 31, 2019 to BRL 1,722 million on December 31, 2020. Owing to the increase in provision for civil claims of 689 million, with emphasis on compulsory loans.

Liabilities associated to assets held for sale

With the effective transfer in 2020 of the shares to the purchasers of Santa Vitória do Palmar, Hermenegildo, Chuí and SPEs auctioned, the account of liabilities connected to assets held for sale decreased by 100% of its value in 2020 (1,693 million in 2019).

NONCURRENT LIABILITIES

The balance of noncurrent liabilities decreased by 2.84%, from BRL 81,122 million on December 31, 2019 to BRL 78,815 million on December 31, 2020. The main variations in the current liabilities were as follows:

Financings, loans and debentures

The balance of financings, loans and debentures decreased 11.43%, from BRL 40,184 million on December 31, 2019 to BRL 35,591 million on December 31, 2020. This variation is mainly due to the decrease in bonds by 670 million owing to a change in the type of loans equivalent to 1 billion dollars of bonds for debentures partially offset by the exchange rate increase in 2020.

Compulsory Loan

The Compulsory Loan balance increased 110.35%, from BRL 470 million on December 31, 2019 to BRL 989 million on December 31, 2020, owing to the update of the provision relating to the principal and interest on the non-compulsory loan converted into shares, resulting from actions for the declaration of unconstitutionality filed by taxpayers.

Post-employment Benefit

The Post-employment benefit balance increased by 41.41%, from BRL 4,826 million on December 31, 2019 to BRL 6,824 million on December 31, 2020, due to the actuarial valuation made in 2020.

Deferred income tax and social contributions

The deferred income tax and social contribution account decreased by 11.65%, from 4,193 million in 2019 to 3,705 million in 2020.

Others

The balance of Others increased by 49.00%, from BRL 1,271 million on December 31, 2019 to BRL 1,895 million on December 31, 2020. This variation was mainly due to the fact that in the year ended December 31, 2020, the decommissioning fund presented a financial increase of BRL 405,281, due to the decommissioning of the Financial Fund portfolio to control a public bond pegged to the US dollar currency changes.

NET EQUITY

Shareholder’s equity increased by 3.64%, from BRL 71,159 million on December 31, 2019 to BRL 73,751 million on December 31, 2020. This variation is mainly due to the increase in the Profit reserves by 21.02%, from BRL 23,887 in 2019 to BRL 28,908 in 2020, as partially offset by the increase in balance of Other Comprehensive Income.

Retained Earnings

The Profit Reserve balance increased 21.02%, from BRL 23,887 million on December 31, 2019 to BRL 28,908 million on December 31, 2020, due to the incorporation of part of the profits for the period of 2020.

Other Comprehensive Retained Income

The balance of Other Comprehensive Retained Income increased 32.37%, from BRL 6,311 million on December 31, 2019 to BRL 8,354 million on December 31, 2020, due to the adjustments of subsidiaries and affiliates and adjustment of Post-employment benefit.

Comparison of balance sheet accounts on December 31, 2018 and 2019:

The financial statements for 2019 and 2018 are not comparable because, under current Brazilian rules, the restatement resulting from Circular Letter SNC/SEP No. 04/2020 does not cover the year 2018, thus the company chooses to maintain the values originally stated for the purposes of 2019 x 2018 MD&A.

Centrais Elétricas Brasileiras – Eletrobras Consolidated Balance Sheet – IFRS and BRGAAP (in Thousands of Brazilian Reais)
ASSETS	12/31/2019	AV %	12/31/2018	AV %	AH %
CURRENT
Cash and cash equivalents	335,307	0.19%	583.352	0.32%	-42.52%
Restricted cash	3,227,536	1.82%	1,560,088	0.86%	106.88%
Marketable securities	10,426,370	5.88%	6,408,104	3.54%	62.71%
Customers	5,281,333	2.98%	4,079,221	2.25%	29.47%
Contractual asset of transmission	1,116,009	0.63%	1,302,959	0.72%	-14.35%
Financial Assets - Concessions and Itaipu	5,927,964	3.34%	6,013,891	3.32%	-1.43%
Financings and loans	3,473,393	1.96%	3,903,084	2.15%	-11.01%
Remuneration from equity interest	299,899	0.17%	219,895	0.12%	36.38%
Taxes receivable	1,474,662	0.83%	1,216,261	0.67%	21.25%
Income tax and social contributions	2,382,899	1.34%	2,420,165	1.34%	-1.54%
Reimbursement right	48,458	0.03%	454.139	0.25%	-89.33%
Warehouse	471,824	0.27%	380,292	0.21%	24.07%
Stock of nuclear fuel	538,827	0.30%	510,638	0.28%	5.52%
Derivative financial instruments	140,543	0.08%	182,760	0.10%	-23.10%
Hydrological risk	13,590	0.01%	81,301	0.04%	-83.28%
Others	2,016,330	1.14%	2,104,904	1.16%	-4.21%
	37,174,944	20.95%	31,421,054	17.34%	18.31%
Assets held for sale	3,543,519	2.00%	15,424,359	8.51%	-77.03%
	40,718,463	22.94%	46,845,413	25.85%	-13.08%
NON-CURRENT LONG-TERM RECEIVABLES

Reimbursement right	5,415,547	3.05%	5,802,172	3.20%	-6.66%
financings and loans	10,803,423	6.09%	9,971,857	5.50%	8.34%
Customers	285,351	0.16%	8,413	0.00%	3291.79%
Marketable securities	407,071	0.23%	293,833	0.16%	38.54%
Stock of nuclear fuel	840,550	0,47%	828,410	0.46%	1.47%
Taxes receivable	420,370	0.24%	265.805	0.15%	58.15%
Deferred income tax and social contributions	463,451	0.26%	553.409	0.31%	-16.26%
Deferred income tax and social contributions	-	0.00%	-	0.00%	0%
Guarantees and escrow deposits	6,891,416	3.88%	5,788,905	3.19%	19.05%
Contractual asset of transmission	13,744,276	7.74%	13,268,837	7.32%	3.58%
Financial assets - Concessions and Itaipu	31,633,512	17.83%	34,100,453	18.82%	-7.23%
Derivative financial instruments	151,315	0.09%	188,262	0.10%	-19.63%
Advance for future capital increase	181,257	0.10%	459.563	0.25%	-60.56%
Remuneration from equity interest	-	0.00%	-	0.00%	0%
Hydrological risk	179,879	0.10%	227,083	38,477	-20.79%
Decommissioning fund	1,222,393	0.69%	897,847	0.50%	36.15%
	1,024,607	0.58%	706,556	0.39%	45.01%
INVESTMENTS	29,112,919	16.40%	27,983,348	15.44%	4.04%
Valued using the equity method	27,055,929	15.25%	26,536,198	14.64%	1.96%
Held at fair value	2,056,990	1.16%	1,447,150	0.80%	42.14%
FIXED ASSETS	33,315,374	18.77%	32,370,392	17.86%	2.92%
INTANGIBLE ASSETS	655,041	0.37%	649,650	0.36%	0.83%
	136,748,252	77.06%	134,364,795	74.15%	1.77%

TOTAL ASSETS	177,466,715	100.00%	181,210,208	100.00%	-2.07%

ASSETS

CURRENT ASSETS

It posted a decrease of 13.08%, BRL 46,845 million on December 31, 2018 to BRL 40,718 million on December 31, 2019. The main variations were:

Assets held for sale

With the actual transfer in 2019 of the shares to the purchasers of Amazonas D and CEAL and SPE’s auctioned in 2018, the account of assets held for sale had a decrease, from 15,424 million in 2018 to 3,544 million in 2019, a decrease of 77.03%.

Marketable Securities

The company carried out a capital increase operation, which caused a significant increase in its Cash and Cash Equivalents, especially in the Securities account, going from 6,408 million in 2018 to 10,426 million in 2019, an increase of 62.71%. The capital increase raised 3,6 billion Brazilian Reais.

Restricted Cash

Increase of 106.88% in this account, from 1,560 million in 2018 to 3,228 million in 2019. Nonetheless, those are resources collected by the respective funds that are used exclusively to uphold the regulatory provisions, and are not available to the Company. Further details on Note 6 of 2019 Financial Statements.

NONCURRENT ASSETS

Noncurrent assets increased by 1.77%, from BRL 134,365 million on December 31, 2018 to BRL 136,748 million on December 31, 2019. The main variations were on the following accounts:

Financings and loans

The Financings and Loans account posted a decrease of 8.34%, from 9,972 million in 2018 to 10,803 million in 2019.

Customers

The customer account increased by 3,391.79%, from 8 million in 2018 to 285 million in 2019, due to the increase in Credits receivable from the sale of energy in the Regulated Contracting Environment (ACR) and the Free Contracting Environment (ACL).

LIABILITIES AND EQUITY	12/31/2019	VA %	12/31/2018	VA %	HA %
CURRENT					
Financing and loans	7,636,633	10.70%	12,066,912	21.54%	-36.71%
Debentures	78,527	0.11%	36,073	0.06%	117.69%
Compulsory loan	15,156	0.02%	15,659	0.03%	-3.21%
Suppliers	3,095,469	4.34%	3,360,550	6.00%	-7.89%
Advances from clients	683,602	0.96%	421,002	0.75%	62.38%
Taxes to be collected	1,575,658	2.21%	1,277,051	2.28%	23.38%
Income tax and social contribution	2,532,732	3.55%	2,953,072	5.27%	-14.23%
Provisions for onerous contracts	3,913	0.01%	9,436	0.02%	-58.53%
Shareholder remuneration	2,575,216	3.61%	1,305,633	2.33%	97.24%
Financial liabilities - concessions and ITAIPU	-	0.00%	-	0.00%	0%
Estimated obligations	1,331,257	1.86%	1,395,985	2.49%	-4.64%
Reimbursement obligations	1,796,753	2.52%	1,250,619	2.23%	43.67%
Post-employment benefit	161,773	0.23%	164,160	0.29%	-1.45%
Provisions for contingencies	1,031,488	1.44%	931,364	1.66%	10.75%
Sector charges	627,611	0.88%	653,017	1.17%	-3.89%
Leasing	219,484	0.31%	152,122	0.27%	44.28%
Derivative financial instruments	683	0.00%	962	0.00%	-29.00%
Others	579,394	0.81%	235,387	0.42%	146.15%
	23,945,349	**33.54%**	**26,229,004**	**46.83%**	**-8.71%**
Liabilities associated with assets held for sale	1,692,708	2.37%	10,294,967	18.38%	-83.56%
TOTAL CURRENT LIABILITIES	**25,638,057**	**35.91%**	**36,523,971**	**65.21%**	**-29.80%**
NON-CURRENT					
Financing and loans	34,303,730	48.05%	42,305,886	75.53%	-18.91%
Suppliers	18,143	0.03%	16,555	0.03%	9.59%
Debentures	5,880,751	8.24%	432,155	0.77%	1260.80%
Advances from clients	369,262	0.52%	448,881	0.80%	-17.74%
Compulsory loan	470,600	0.66%	477,459	0.85%	-1.44%
Asset decomission obligation	3,129,379	4.38%	2,620,128	4.68%	19.44%
Provisions for litigation	24,214,938	33.92%	23,196,295	41.42%	4.39%
Post-employment benefit	4,353,406	6.10%	2,894,949	5.17%	50.38%
Provisions for onerous contracts	361,934	0.51%	715,942	1.28%	-49.45%
Reimbursement obligations	-	0.00%	-	0.00%	0%
Leasing	987,705	1.38%	823,993	1.47%	19.87%
Concessions payable - use of public asset	68,555	0.10%	64,144	0.11%	6.88%
Advances for future capital increase	50,246	0.07%	3,873,412	6.92%	-98.70%
Derivative financial instruments	5,000	0.01%	25,459	0.05%	-80.36%
Sector charges	730,303	1.02%	721,536	1.29%	1.22%
Taxes to be collected	239,959	0.34%	248,582	0.44%	-3.47%
Imposto de renda e contribuição social diferidos	3,978,754	5.57%	8,315,386	14.85%	-52.15%
Outros	1,271,847	1.78%	1,496,527	2.67%	-15.01%
TOTAL NON-CURRENT LIABILITIES	**80,434,512**	**112.66%**	**88,677,289**	**158.33%**	**-9.30%**
EQUITY					
Capital stock	31,305,331	43.85%	31,305,331	55.89%	0.00%
Advances for future capital increase	7,751,940	10.86%	-	0.00%	-
Capital reserves	13,867,170	19.42%	13,867,170	24.76%	0.00%
Retained earnings	-	0.00%	-	0.00%	0%
Other accumulated comprehensive income	(5,904,821)	-8.27%	(5,517,424)	-9.85%	7.02%
Shareholders' Equity	**70,906,801**	**99.32%**	**55,542,906**	**99.17%**	**27.66%**
Equity Interest of Non-Controlling Shareholders	487,345	0.68%	466,042	0.83%	4.57%
TOTAL LIABILITIES AND EQUITY	71,394,146	100.00%	56,008,948	100.00%	27.47%

CURRENT LIABILITIES

The balance of current liabilities decreased 29.81%, from BRL 36,524 million on December 31, 2018 to BRL 25,638 million on December 31, 2019. The main variations in the current liabilities were as follows:

Liabilities associated to assets held for sale

With the actual transfer in 2019 of the shares to the purchasers of Amazonas D and CEAL and SPE’s auctioned in 2018, the account of liabilities associated with assets held for sale had a decrease, from 10,295 million in 2018 to 1,693 million in 2019, a decrease of 83.56%.

NONCURRENT LIABILITIES

The balance of noncurrent liabilities decreased by 9.30%, from BRL 80,677 million on December 31, 2018 to BRL 80,435 million on December 31, 2019. The main variations in the current liabilities were as follows:

Advance for future capital increase (AFAC)

The Company carried out a capital increase with subscription of Federal Government’s AFAC, and its balance was transferred from Noncurrent Assets to Shareholders’ Equity. As a result, AFAC account in noncurrent liabilities decreased by 98.70%, from 3,873 million in 2018 to 50 million in 2019.

Debentures

The Debentures account posted an increase of 1,260.80% from 2018 to 2019, from 432 million to 5,881 million. Further details on the issue of debentures that generated this variation can be found in item (f) - (i) of section 10.1 of this form.

Deferred income tax and social contributions

After assessment, the companies Furnas and Chesf started recording the balances of deferred tax assets that offset the balances of the respective liabilities. As a result, the liability account decreased by 51.15%, from 8,315 million in 2018 to 3,979 million in 2019.

NET EQUITY

The net equity posted an increase by 27.47%, from BRL 56,009 million on December 31, 2018 to BRL 71,394 million on December 31, 2019, mainly resulting from a capital increase operation classified as advance for future capital increase, amounting to 7,752 million (3.6 billion with an impact on the Securities of the Company, and remaining in the liabilities of AFAC), and the company’s result incorporated in the reserves.

10.2 – OPERATIONAL AND FINANCIAL RESULTS

a) Income from the Company's operations:

i. description of any important components on the revenue;

Description of the principal accounting lines

Operating Revenues

Electric power operations

Eletrobras’ revenues derive from the generation, distribution and transmission of electricity. The distribution operation was classified as a discontinued operation.

•	Generation: revenue from the activity of generation derives from the commercialization, supply and sale of electric energy generated by Eletrobras (including the part of electricity conferred to Eletrobras in relation to Itaipu Binacional) for distribution companies, industries and consumers, as well as the transfer of electrical energy of the portion attributed to Paraguay relating to Itaipu Binacional which is not used in Paraguay, as well as the operation and maintenance of the plants whose concessions were renewed according to Law no. 12.783/2013. The revenue from the power generation activities is recorded based on the production posted to specific rates specified by the contractual terms or the existing regulatory indices. For renewed concessions of generation leases under Law no 12.783/2013, there has been a change in the system for the structuring of the revenue, being received by means of a fixed income, referred to as “RAGs,” given that the methods of exploitation and operation and maintenance should be disclosed separately, due to legal ascertainment, from 2013. RAGs are yearly adjusted and may be reviewed on each span of five (5) years; and

•	Transmission: the revenue from transmission activity derives from the construction and exploitation of the infrastructure of transmission lines by Eletrobras, as well as the operation and maintenance of these lines for transmission of electricity to electric power utilities. The revenue received from other utilities that use the basic transmission network of Eletrobras are recognized in the month in which the services are provided to other utilities. The price charged in this activity is regulated (a tariff) and called the Permitted Annual Revenue (RAP). Eletrobras, while transmitting electricity, cannot negotiate prices with users. For some contracts, the RAP is fixed and updated monetarily by the price index once a year. For other contracts, the RAP is updated monetarily by the price index once a year and revised every five years. Generally, the RAP of any electric power transmission Company is subject to annual review due to the increase of the assets and operating expenses resulting from modifications, replacements and expansions of facilities. For transmission leases renewed under law no. 12.783/2013, there has been a change in the system for structuring of the revenue, and the methods of exploitation and operation and maintenance should be disclosed separately, due to legal ascertainment, from 2013.

The distribution segment was classified as a discontinued operation. The income statement for the comparative period is being restated in accordance with CPC 31 and IFRS 5 - Noncurrent Assets Held for Sale and Discontinued Operation, to state the discontinued operation separately from continuing operations. Further details in item 10.3 - introduction or disposal of operating segment.

Other Operating Revenues

Operating revenues from other activities not attributable to the generation or transmission segments, which thus are recorded by Eletrobras under the “Management” account. These mainly include fees for the management of RGR, relating to financing contracts still managed by Eletrobras and which have not been transferred to CCEE, in accordance with Law 13.360/2016, due to the fact that the contracts took place before the law came into effect. Eletrobras also obtains operating revenues from telecommunications companies that use certain parts of its infrastructure to set up telecommunications lines. The Eletrobras’ revenues may also derive from the provision of engineering services connected to the works of generation and transmission of third party or to the energy efficiency.

Taxes on revenue

The main tax levied on the revenue of Eletrobras is Tax on the Circulation of Goods and Services — ICMS, which is levied on the gross revenue from sales of electricity. Eletrobras is subject to various indices of ICMS in the different states in which it operates. Eletrobras does not incur ICMS on revenue in its transmission activity, but it does incur PIS and COFINS, in accordance with the applicable regulations.

In addition to this, Eletrobras is subject to two federal taxes levied on gross revenues: the PIS/PASEP (Social Integration Program) and COFINS (Contribution to Social security Financing).

Industry Charges

These correspond to the deductions from gross revenue realized on the behalf of sector charges, which include payments made to the General Reserve of Reversal– RGR, Energy Development Account – CDE, contributions to the PROINFA and other similar charges of participants of the electric sector. The sector charges are calculated in accordance with formulas established by the ANEEL, which differ in accordance with the type of charge, and so there is no direct correlation between revenue and sector charges.

Operating Costs

Electricity purchased for Resale

The generation area realize the purchase of electric power for resale. The electric power acquired in the area of generation represents the Paraguayan part of the electric energy produced in Itaipu, which is not used in Paraguay and which Eletrobras resells to distribution companies and free consumers, or power purchased from other companies or traders, to cater for the need of exposure of the Eletrobras’ power or to fulfill the Power Purchase Agreement - PPA, executed with specific purpose companies, where Eletrobras holds interest, to meet the financer’s requirement within the scope of the structured operations of “Project Finance”.

Use of the Electric Grid

These costs represent the costs incurred by Eletrobras in electric power transmission through the transmission lines owned by third parties.

Fuel for the Production of Electrical Energy

The cost of fuel is a significant component of the operating expenses of Eletrobras.

Operating Expenses

Personnel, Material and Services

Reflects primarily Eletrobras expenses with employees, equipment and infrastructure required for day-to-day administrative operations, as well as the cost of outsourcing. Mostly, the outsourced services reflect the expenditure of Eletrobras with security services, maintenance, consultants and other advisors. Due to the diverse nature of these expenses, Eletrobras has to apply certain subjective criteria to allocate these expenses between the operational activities of the Company. This item excludes raw materials that are used in electrical power generation operations.

Depreciation and Amortization

This represents the depreciation and amortization of fixed assets of Eletrobras. Eletrobras registers as fixed assets construction cost or purchase, as applicable, of plants, goods, equipment and intangible assets, less accumulated depreciation calculated on the straight line method, at rates that take into account the estimated useful life of the asset. Repair and maintenance costs which extend the useful life of assets are increased, while other routine costs are levied on the result of operations. The interest connected to debt arranged with third party incurred during the period of construction of assets is capitalized. The amortization of intangible assets and Financial assets, are included in the scope of IFRIC 12, is based on the term of the lease.

Operational Provisions

They reflect the provisions that Eletrobras makes regarding (i) contingencies; (ii) PECLD - Estimated Losses on Doubtful Debtors; (iii) onerous contracts and impairment; (iv) Provision for Implantation of Shares - Compulsory Loans; and (v) other provisions.

Other Operating Expenses

Other operating expenses of Eletrobras include various costs that are incurred as part of the daily operations of the Company. The most significant components are: (i) leasing costs, such as the generating units for the isolated system; (ii) telecommunication costs, especially costs incurred with phone and internet services; (iii) insurance costs, including insurance policies of the facilities and Eletrobras assets; and (iv) the costs of disposal of assets, mostly transformers.

Operating Costs

The Company spotted the allocation of indirect costs under the group of operating expenses, and reassessed the said segregation, in order to improve its statement.

It should be noted that these are transfers between costs and expenses of the same nature, so there was no change in the Company’s results.

Income from equity method

Income arising from the application of the equity method relating to the interest of Eletrobras in other companies.

Financial Income

Financial Revenue

This reflects the revenue from the compensation that Eletrobras receives from investments in financial instruments, as well as interest, fees and fees arranged as a result of granting loans in accordance with the provisions of Brazilian law, which allows Eletrobras to act as the financier of certain companied providing public services and controlled by Eletrobras. This reflects the revenue from the moratorium increase on electricity paid to Eletrobras, as well as the impact of monetary updated and other financial revenue of Eletrobras.

Financial Expenses

This mainly reflects payments of dividends and interest on shareholders’ equity to the shareholders of Eletrobras, as well as the charges incurred with debts incurred, Yield for Nuclear Power Plants Decommissioning Fund, and leases. This reflects the cost of the foreign exchange variation in relation to assets and liabilities pegged to a foreign currency, primarily with regard to Itaipu, because the financial statements of Itaipu Binacional are maintained in US dollars, and this represents the largest exposure of Eletrobras to the risk of changes in foreign currency.

Monetary and foreign exchange income (expenses)

The monetary and foreign exchange income (expenses) primarily relate to Itaipu, given that the financial statements of Itaipu Binacional are prepared in US dollars, and represent the largest exposure of Eletrobras to risks of foreign currencies. A devaluation of the real against the US dollar increases our revenue, to the extent that it increases the amount of the contribution of Itaipu, although the effect of this contribution is compensated. An appreciation of the Brazilian Real corresponds to a reduction of the Company's revenue implying a reduction of the contribution of Itaipu, although this effect is also offset through the depreciation of the of the cost of the construction of Itaipu.

Net Profit from Continued Operations

Net income resulting from the transmission and generation operations, disclosed separately from the income from the Distribution segment.

DISCONTINUED OPERATIONS

Distribution

Net Profit/Loss from Discontinued Operation Taxes

Net Profit/Loss from the Distribution operation, classified as discontinued operation. Further details in Item 10.3 of this document.

NET PROFIT (LOSS) FOR THE YEAR

Generation, Transmission and Distribution

Net Profit (Loss) for the year, resulting from the sum of the result of Continued and Discontinued operations.

ii. factors that materially impacted the operating results.

In 2020, Eletrobras posted net income of BRL 6,387 Million, lower than BRL 11,133 Million achieved in 2019. Nonetheless, one should consider that the 2019 profit consists of Net Income from continued operations by BRL 7,848 Million and Net Income of BRL 3,285 Million from discontinued operations (distribution), mainly the privatization of distribution company Amazonas Energia, which is no longer consolidated by Eletrobras. Thus, if we consider the results of continued operations, we have a decrease of BRL 1,170 million, which pinpoints the Company’s robustness even in a year marked by the Covid-19 pandemic.

Net Operating Revenue decreased by 2%, from BRL 29,714 million in 2019 to BRL 29,081 million in 2020, with a strong impact of the positive results in transmission as a result of the Periodic Tariff Review occurring mid-July 2020. This result in transmission partially offset the negative result in generation, strongly affected by the reduction in revenue due to the inflexibilities of the Nuclear Power Plants and Candiota III in the amounts of, respectively, BRL 267 million and BRL 206 million, as well as the termination of contracts of Energy Existing in the Regulated Contracting Environment (ACR) in Furnas and Eletronorte (319MW on average and 362MW on average, respectively), although there was an increase of BRL 433 million in the generation revenue of the plants under the quota system of Law 12783/2013, owing to the annual readjustment. IFRS Ebitda, in the amount of BRL 11,474 million in 2019, dropped to BRL 10,462 million in 2020. The Net Operating Revenue of the transmission segment posted slight decrease of 0.5%, from BRL 29,665 million in 2019 to BRL 29,508 million in 2020. Recurrent Ebitda decreased by 0.2%, from BRL 14,268 million in 2019 to BRL 14,293 million in 2020.

The table below shows the company’s gross revenue per operating segment (Continued and Discontinued) in the periods indicated:

Gross Revenue per Industry (Continued Operations) (in millions of BRL)
	12/31/2020	12/31/2019 Restated	12/31/2018
Generation	22,270	23,374	20,139
Transmission	12,248	11,533	9,868
Other	711	769	869
	35,228	35,675	30,876

Gross Revenue per Industry (Discontinued Operations) (in millions of R$)
	12/31/2020	12/31/2019	12/31/2018
Distribution*	-	2,116	14,815

Other	-	40	1,009
	-	2,157	15,823

Over the last three financial years, the financial situation and the results of Eletrobras’ operations were impacted, among other reasons, by factors such as the Brazilian macroeconomic development, changes of exchange rates, impairments and onerous contracts, start-up of generation projects, revenues from transmission, accounting records of financial revenues connected to electricity transmission assets existing on May 31, 2000, the so-called facilities of the Basic Network of the Existing System – RBSE, with an impact on transmission revenue, in addition to provisions for Compulsory Loan and other operating provisions, which are further detailed below. The transfer of control of the Distribution Companies Ceron, Cepisa, Eletroacre, Amazona D, Ceal, and Boa Vista, in 2018 and 2019, as well as the sale and transfer of several Special Purpose Entities (SPEs), also had great impact on the Company’s financial situation and results. Emphasis is also placed on applications and restatements resulting from the application of CVM Circular Letter SNC/SEP/004/2020, of IFRS 9, 15, and 16 detailed in item 10.4 of this document.

Macroeconomic and Brazilian Sector Conditions

Brazil’s GDP in 2020 decreased by 4.1%, with the impact of the coronavirus crisis on economic activities, which were partially or totally paralyzed to control the spread of coronavirus. 2020 decrease is considered the biggest annual retraction in the series, which started in 1996 by the Brazilian Institute of Geography and Statistics (IBGE).

Inflation, as measured by the IPCA variation, reached 4.52% in 2020, against 4.31% in 2019, and above the goal of 4,% established by the National Monetary Council (CMN) for 2020, ranging between the floor of 2.5% and the ceiling of 5.5%.

According to the Brazilian Energy Research Company (EPE), electricity consumption reached 474,231 GWh by December 2020, a decrease of 1.6% p.a. vis-à-vis 2019, in line with GDP decrease. Except for the residential class, all others were impacted by the coronavirus pandemic, with the commercial class being the most affected, with a 10.5% reduction compared to 2019.

Electricity Consumption

(In GWh)

CLASS	2020	2019 (1)%
BRAZIL	474,231	481,819	-1.6
RESIDENTIAL	148,223	142,811	4.1
INDUSTRIAL	165,819	167,688	-1.1
COMMERCIAL	82,416	92.083	-10.5
OTHER	77,774	79,637	-2.3

Source: Energy Research Company (EPE) - Monthly Review of the Electric Energy Market

(1)	2019 data were reviewed and amended by the EPE.

Provision of Judicial Contingencies for Compulsory Loan

The Compulsory Loan on electricity consumption, established by Law No. 4156/1962, was aimed to yield funds for the expansion of the Brazilian electricity industry, and was eliminated by Law No. 7181 dated December 20, 1983, which provided for the date of December 31, 1993 as the deadline for the collection.

 There is a considerable judicial litigation involving the Company, where the largest number of actions is intended to take on judicial review on the criteria for monetary restatement of the book-entry credits of the Compulsory Loan on electricity consumption, determined by the legislation governing the Compulsory Loan and applied by the Company, and the application of the understated inflation resulting from economic plans implemented in Brazil. On December 31, 2020, the Company had 3,624 lawsuits related to this topic provisioned.

 The credits of the Compulsory Loan were substantially paid by the Company by means of conversions into shares performed at shareholders’ meetings on April 20, 1988, April 26, 1990, April 28, 2005, and April 30, 2008, respectively.

 The divergence on the criteria for inflation adjustment of the said credits was referred to STJ, and the question of merit was decided by said Court, by way of recurrent appeals substantiated in Special Appeal No. 1.003.955/RS and Special Appeal 1.028.592/RS and Appeal against a Divergent Decision under Special Appeal No. 826.809/RS. After the trial and publication of decision by the full court on the recurrent issue, by STJ, the same solution should be applied to other processes that have identical theses.

The matter, however, is currently subject to appeals to the Federal Supreme Court (STF), which are pending trial.

 Although the matter has been referred to STF, in view of STJ precedents, the complaints filed have taken their regular course and, consequently, there have been several sentences to pay inflation adjustment differences and compensatory interest of 6% per year, the latter reflecting differences in inflation adjustment. As a result of the same and expert reports and judicial accounting issued to the detriment of the Company, Eletrobras has been the target of executions, and there is no agreement with the plaintiffs as to how to ascertain the amount owed, especially with regard to the application of compensatory interest of 6% p.a. after the Shareholders’ Meeting for conversion of such credits into shares and the five-year term for the collection of said interest.

Eletrobras, within the scope of these lawsuits, has recorded provisions related to: (i) the difference in the main amount resulting from criteria for monetary restatement, (ii) reflex compensatory interests; and (iii) application of interest rates for overdue payments (substantially, the SELIC Rate).

	12/31/2020	12/31/2019
Principal	5,860,592	6,128,374
Compensatory interests	1,875,942	1,714,617
Interest rates for overdue payments	9,444,919	9,718,620
Other Funds	271,716	-
	17,453,169	17,561,611

•	Time lapse for the application of compensatory interest

The most relevant dispute in the lawsuits that deal with inflation adjustment of compulsory loans lies in the continued application of the consequent compensatory interests of 6% per annum, after the Shareholders’ Meeting for the conversion. According to the current precedent of the Superior Court of Justice (STJ) (recurrent appeals, such as Special Appeal No. 1,003,955/RS and Appeal Against a Divergent Decision under Special Appeal No. 826,809/RS), the consequent compensatory interests of 6% per annum cease on the date of the Shareholders’ Meeting for the conversion, in keeping with the five-year prescription.

The difference in inflation adjustment ascertained on the date of the Shareholders' Meeting for conversion (if any), as it is a judicial discussion, will now be subject to the charges of judicial debts, that is, IPCA-E until the beginning of the SELIC levy. The SELIC rate is applied to the amount of the principal and the consequent compensatory interest, since the Shareholders’ Meeting for conversion or the date of the summons, whichever is more recent. The Company adopts this understanding, unless specifically ruled otherwise by the courts.

By means of the Appeal Against a Divergent Decision under Special Appeal No. 790.288/PR, by the Superior Court of Justice (STJ), on June 12, 2019, a taxpayer obtained a favorable decision, by the opinions of 5 justices out of a total of 9 justices delivering opinions, for compensatory interests of 6% per annum to be collected in the specific case, on a continuous basis as of the 143rd Special Shareholders’ Meeting, held on June 30, 2005, until the actual payment, in addition to the SELIC rate. On this award, the Company filed an appeal referred to as motion for clarification, wherein it stated the impossibility of cumulating compensatory interest with the SELIC rate and also informing that the judgment mentioned above, unfavorable to Eletrobras, has no effect of repetitive appeal, under the terms of Article 1036 of the Code of Civil Procedure, that is, it has no binding effect for the other legal proceedings that deal with the subject, in contrast to the precedent arising from Special Appeal No. 1.003.955/RS and Appeal Against a Divergent Decision under Special Appeal No. 826.809/RS. These last two appeals, which are those adopted by Eletrobras to estimate its provision, were tried by STJ as repetitive appeals, of general repercussion, and therefore should be considered for the other lawsuits that deal with this specific issue, according to the Brazilian laws.

Until December 31, 2020, the appeal filed by Eletrobras had 04 opinions in favor and 03 against, with the position by 2 STJ justices still due.

In this context, we identified that, in subsequent trials, in other lawsuits on the same subject, the understanding of the restriction of the application of 6% compensatory interest until the date of the Meeting was maintained, which reinforces the Company’s understanding above (Special Appeal No. 1.818.653/RS, Special Appeal No. 1.804.433/RS, Motion for Clarification under Special Appeal No. 1.659.030/RS, Internal Appeal under the Special Appeal No. 785.344/PR (appellate decision), Motion for Clarification under Appeal Special No. 1.702.937/RS and Motion for Clarification under Special Appeal No. 866.941/PR, under the terms of the preceding Special Appeal No. 1.003.955/RS).

Therefore, the said proceeding No. 790.288/PR, which yielded an unfavorable award for Eletrobras, and that had a pending decision on appeal, is not decisive to influence the estimate made by the Company’s management regarding the provision, currently recognized in this intermediary financial information, and will be appealed by the Company.

• Inclusion of compulsory credits not foreseen in the initial demand

Regarding the discussion of the execution of credits not mentioned in the complaint, Eletrobras, in December 2020, had an unfavorable decision within proceeding No. 0023102-98.1990.8.19.0001, which discusses credits from the Compulsory Loan on Electric Energy - already in the award liquidation phase, now with appeal filed by Eletrobras (Interlocutory Appeal No. 0011330-57.2021.8.19.0000). This is a judicial proceeding filed in 1990 (therefore, prior to the 3rd and 4th share conversion meetings). Although the trial court has confirmed an expert report that states, as the amount owed, BRL 1,358,582 (which may reach BRL 1,765,731, if inflation adjustment and the levy of fines and fees raised by the action plaintiffs are taken into consideration) if we do not pay the amount confirmed in court. Eletrobras hired an external office for its defense and has already managed to obtain an important decision suspending the payment order, the Company pointed out as the undisputed amount of BRL 227,593. The difference between the amounts charged by the plaintiffs and those identified by Eletrobras, in the Company’s view, stems from a series of defects of the expert report, given that it was approved by the lower court, especially as it includes credits not stated in the complaint, such as those from subsidiaries and merged companies and credits arising from the 3rd share conversion meeting, which took place in 2005, that is, almost 10 years after the sentence was rendered in the original claim, in addition to deviating from the premises of the recurrent Special Appeal No. 1.003. 955/RS, failing to meet the statute of limitations on compensatory interest, as well as improperly applying an interest rate of 12% per year, which was in conflict with the position adopted by courts and the unappealable award of the cognizance procedure. In appeals, Eletrobras obtained a favorable preliminary award suspending execution of the award that ordered the payment of the amount approved. However, as this is a decision by the trial court that did not specifically address the merits of the amounts owed, the Company classified the risk of said process as likely, impacting the Company’s Financial Statements by an increase of BRL 1,630,282 in operating provisions. Notwithstanding the provision, Eletrobras expects that, in the future, when judging the merits of its appeal, the full court will overrule the judgment of ratification of the expert report.

Other cases, as in the Internal Appeal in EDcl under the EDv in Appeal Against a Divergent Decision under Special Appeal No. 799.113-SC, already understood that the subsidiaries do not have legitimacy to execute a judicial title referring to the difference in inflation adjustment of the compulsory loan rendered in favor of the parent company owing to not participating in the cognizance procedure. However, if there are cases similar to that of Gerdau referred to above, the Company may have to adjust its provision to amounts that may be relevant.

It should be noted that all the values referred in this note, including the values of possible and remote involving compulsory, stand as an estimate and will always depend on accurate impact assessments when they occur and if they occur.

Compulsory Loan - Application of Compensatory Interest after the Conversion Meeting

Notwithstanding the effect appurtenant to the Appeal Against a Divergent Decision under Special Appeal No. 790.288/PR referred to in note 33.1.1, depending on its final result, it could generate consequent legal discussions on the current repetitive appeal (Special Appeal No. 1.003.955/RS), on which Eletrobras relies to make its estimates of provision for inflation adjustment of compulsory loans. Should any modification in current STJ precedents may bring disadvantages to Eletrobras, especially concerning the application of compensatory interest of 6% p.a. after the meeting for conversion, the measurement of the provision could be increased, in the Company’s best estimates, based on the current provisions for lawsuits and available information, at BRL 11,458,690 on December 31, 2020 (BRL 11,070,703 on December 31, 2019). The Company did not make any provision for this amount, as they understand that the likelihood of loss of these orders is possible.

Transmission Revenue

The transmission concessions of the Company and its subsidiaries are classified according to the contractual asset model, according to CPC 47 - Revenue from Contract with Client (IFRS 15).

The contractual asset originates to the extent that the utility meets the obligation to build and implement the transmission infrastructure, the revenue being recognized over the project time, however the receipt of cash flow is conditioned to the fulfillment of the performance obligation of operation and maintenance.

With the concepts and principles introduced by CPC 47 (IFRS 15), there was a need to identify the performance obligations provided for in the Electricity Transmission concession agreements, the allocation of the transaction price portion to the said performance obligations (and, consequently, the allocation of the respective margins), among other procedures, within the system of revenue recognition with customers established by the standard. The electricity transmission concession agreements have two clearly identified performance obligations, namely: (i) construction and (ii) Operation and Maintenance – O&M.

The use of different assumptions and their review based on the best market practices may significantly alter the value of the asset measured by the Company. In 2020, management made retrospective adjustments to the measurement of the contract assets and taxes involved, which substantially included changes in the rate of yield of agreements and the reclassification of assets related to RBSE assets from financial assets to contract assets. These changes stem from a change in accounting practice and were made in connection with the application of CVM/SNC/SEP 04/2020.

The value of the contractual asset is formed by means of the present value of its estimated future cash flows by the beginning of the concession, or in its extension, and is defined based on RAP, which is the consideration that the concessionaires receive for the provision of the transmission utility to users.

These receipts amortize the investments in this transmission infrastructure and any non-amortized investments (reversible assets) imply the right of indemnity from the Granting Authority upon contract expiration, according to the type of concession. These cash flows are: (i) interest-bearing at the implicit rate that accounts for the financial component of the business established at the beginning of each project, approximately, on average, 8.07% per year for renewed contracts, and 7.66% for contracts subject to tenders; and (ii) substantially adjusted based on IPCA, except for contracts 004/2004, 010/2005, 005/2005, 006/2005 and 034/2001, which are adjusted based on IGPM. Additionally, the margins perceived in the company’s results for the year 2020 referring to the transmission segment were about 37.67% for Operation and Maintenance and negative by 16.20% in the construction performance obligation, the negative perceived margin in the obligation construction performance is justified by the costs incurred that exceeded the costs initially foreseen.

The movement of these assets in the years ending on December 31, 2020 and 2019 is as follows:

	Furnas	Chesf	Eletronorte (a)	CGT Eletrosul (b)	Eletrosul (b)	Amazonas GT (a)	Total
Balance on January 1, 2019 (Restated)	20,735,404	16,151,684	9,334,635	-	3,900,561	159,537	50,281,821
Construction revenue	90,166	301,302	66,544	-	277,702	17,311	753,025
Financial revenue	3,641,767	717,292	949,454	-	490,280	53,565	5,852,358
Sale of Investee	-	-	-	-	(8,789)	-	(8,789)
Amortization	(3,369,876)	(2,199,906)	(1,192,983)	-	(571,503)	(34,925)	(7,369,192)
Balance on December 31, 2019 (Restated)	21,097,461	14,970,373	9,157,650	-	4,088,251	195,488	49,509,223
Merger	-	-	204,980	4,088,251	(4,088,251)	(204,980)	-
Construction revenue	253,938	326,476	71,871	125,917	-	-	778,202
Financial revenue	2,762,823	1,439,841	1,214,337	606,620	-	2.593	6,026,214
Effect on RTP	2,104,182	476,529	971,325	676,301	-	-	4,228,338
Amortization	(4,174,036)	(2,736,095)	(1,527,371)	(722,850)	-	6,899	(9,153,453)
Balance on December 31, 2020	22,044,369	14,477,124	10,092,792	4,774,239	-	-	51,388,524

(a)	The subsidiary Eletronorte acquired the shares of Amazonas GT, see note 4.6 of the explanatory note; And
(b)	Eletrosul was incorporated by CGT Eletrosul (new name of CGTEE) in 2020.

Considering the characteristics that temporarily make RBSE’s contractual assets different from other transmission concession assets, the estimated net cash flow (undiscounted) of RBSE’s assets is shown below. The book balance of RBSE’s contract, at present value, assets amounts to BRL 33,890,851.

	Economic installment	Financial installment	Adjustment installment	Total
2021	3,294,576	4,792,942	1,350,800	9,438,318
2022	3,294,576	4,792,942	1,350,800	9,438,318
2023	2,313,265	4,792,942	675,400	7,781,607
2024	1,331,954	4,792,942	-	6,124,896
2025	1,331,954	2,396,471	-	3,728,425
2026	1,331,954	-	-	1,331,954
2027	1,331,954	-	-	1,331,954
2028	665,977	-	-	665,977
	14,896,210	21,568,239	3,377,000	39,841,449

a)	Tariff Revision

Through ratification resolution No. 2,725, of July 14, 2020, ANEEL established the new annual revenues allowed for provision of public energy transmission service facilities for the 2020-2021 cycle, including revenues corresponding to the Periodic Tariff Revision - RTP of 21 of Company’s concessions. Accordingly, considering the new annual revenues allowed for agreements that underwent RTP, the Company measured and recorded the effects arising from such review at BRL 4,228,338 million in operating revenues for the year 2020 substantial reflection on the base of RBSE's assets, which in isolation represented BRL 4.6 billion.

The main items reviewed and considered by ANEEL to calculate new permitted annual revenues are as follows:

•        Revision of Base and Compensation of Transmission Companies;

•        Change of capital remuneration rate for the electricity transmission segment;

•        Consideration of asset write-offs and demobilizations;

•        Inflation adjustment for the period;

•	Change to the retrospective of WACC related to 2018 and 2019;
•	Incorporation of component "compensation" from 2013 to 2017 of the Cost of Equity (Ke); and
•	New payment in installments for three years of the differences between what was effectively received between 2018 and 2019 and the now revised installments via adjustment installed updated by IPCA.

b)	Regulatory Effects of Tariff Review - Renewed Contracts

RAP of Eletrobras Companies recorded increases owing to the result of such Tariff Revision, and to the entry of part of the yield provided for in Article 1, paragraph three of MME Ordinance No. 120/2016, which establishes that the capital cost not incorporated since the extension of concessions up to the tariff process, established in paragraph one of said article, shall be adjusted and have yield based on the actual Ke of the transmission segment, as defined by ANEEL in the methodologies of Periodical Tariff Revision of Revenues from Existing Utilities.

This compensation by Ke was excluded from the tariff by ANEEL in 2017 due to court-filed injunctions. Such injunctions were revoked and, thus, yield was incorporated to the revenue of transmission companies. Total amount of compensation by means of Ke shall be paid until June 2025, and the sum that is to be paid between 2017 and 2020 shall be done by the end of the current tariff revision cycle, i.e., June 2023, inflation adjusted (IPCA), by means of Adjustment Installment (PA).

Concerning Tariff Revision of the current 2018-2023 cycle, final amounts approved in that revision were superior in comparison to the provisional ones ANEEL had established since 2018, reason why RAP from 2020-2021 cycle, by means of PA, also includes an accrual regarding the Tariff Revision created with the purpose of compensating this retroactive difference.

The table below presents RAP's revised for the 2020-2021 cycle of Eletrobras Companies and consolidated PA updated by IPCA, which contains, among other items not related to RBSE, retroactive Ke from 2017 to 2020 and the difference of retroactive tariff revision from 2018 to 2020.

Company	2020-2021 Reviewed Cycle RAP	PA Consolidated Revision (a)		Total 2020-2021 RAP Cycle
		Total	Cycle
Furnas (CC 062/2001)	5,153	1,777	593	5,745
Chesf (CC 061/2001)	3,494	1,735	578	4,073
Eletronorte (CC 058/2001)	1,833	954	318	2,151
CGT Eletrosul(CC057/2001)	969	234	78	1,047
Total	11,449	4,700	1,567	13,016

a) Amounts estimated based on amounts of NT No. 108/2020 – SGT/ANEEL and IPCA between june 2019 and june 2020.

For comparison purposes, the sum of effects from the Tariff Revision with the Adjustment Installment, results in an estimated increase in RAP for the 2020-2021 Cycle against the 2019-2020 Cycle, in a consolidated manner, of approximately 31%, and the comparison by company is presented below:

Company	Impact on Cycle 2020 -2021
Furnas	28.97%
Chesf	42.79%
Eletronorte	43.97%
CGT Eletrosul	4.16%

Financial Assets and Liabilities

The Company has concession agreements and authorizations in the generation segment executed with the Granting Authority (Federal Government) for periods ranging between 20 years and 35 years, and all contracts have similarities in terms of rights and obligations of the utility and the granting power. The terms of the main concessions are described in note 3.

	PARENT COMPANY		CONSOLIDATED
	12/31/2020	12/31/2019	12/31/2020	12/31/2019 (Restated)
Non-current Assets
Generation Indemnifiable Concessions	-	-	2,096,717	2,077,912
Itaipu Financial Assets (a)	1,103,034	1,905,607	1,103,034	1,905,607
Total Financial Assets	1,103,034	1,905,607	3,199,751	3,983,519

Current Liabilities
Itaipu Financial Liabilities (a)	(647,214)	(703,114)	(647,214)	(703,114)
Total Financial Liabilities	(647,214)	(703,114)	(647,214)	(703,114)

a)	Itaipu Financial Assets (Liabilities)

	PARENT COMPANY / CONSOLIDATED
	12/31/2020	12/31/2019
Current Assets / Liabilities
Accounts Receivable	3,921,488	3,074,190
Right to Reimbursement	2,608,840	2,248,043
Energy Suppliers - Itaipu	(3,314,717)	(3,028,920)
Reimbursement obligations	(3,862,825)	(2,996,427)
	(647,214)	(703,114)
Non-current Assets / Liabilities
Accounts Receivable	656,177	922,703
Right to Reimbursement	1,891,004	3,479,337
Reimbursement obligations	(1,444,147)	(2,496,433)
	1,103,034	1,905,607

Total	455,820	1,202,493

The effects of establishing the Itaipu financial assets are shown above and are detailed below:

•	Adjustment factor

The balances resulting from the adjustment factor of Itaipu Binacional, inserted in entries Financial Assets and Liabilities are shown in the table below:

	12/31/2020		12/31/2019
	BRL	US$	BRL	US$
Regulatory assets - Current assets	2,608,839	502,018	2,248,044	557,730
Regulatory assets - Non-current assets	1,891,004	363,885	3,479,337	863,209
Total assets	4,499,843	865,903	5,727,381	1,420,939

Reimbursement Obligation - Federal Government - Current liability	(1,639,568)	(315,502)	(1,410,466)	(349,931)
Reimbursement Obligation - Federal Government - Non-current liability	(1,444,147)	(277,897)	(2,496,433)	(619,355)
Total liabilities	(3,083,715)	(593,399)	(3,906,899)	(969,286)

Net financial assets	1,416,128	272,504	1,820,482	451,654

Rate Applied:	12/31/2020		12/31/2019
US$	5.20		4.03

Company’s liabilities shall be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999.

These amounts will be realized upon inclusion thereof in the rate of transfer to be used until 2023.

•	Trading of Electricity from Itaipu

The marketing transaction does not impact the Company’s earnings, while pursuant to current regulations, a negative result represents an unconditional right to receipt, and if positive, an actual obligation.

In the year ending on December 31, 2020, the activity posted a surplus of BRL 632,656 (deficit of BRL 321,328 on December 31, 2019), and the obligation arising therefrom is recognized under financial liabilities.

Onerous Contracts

Present obligations resulting from onerous contracts are recognized and measured as provisions. An onerous contract exists when the unavoidable costs of meeting the contract obligations exceed the economic benefits that are expected to be received over the same contract.

	12/31/2020	12/31/2019
Current Liabilities	40,196	3,913
Non-current Liabilities	414,705	361,934
Total	454,901	365,847

		CONSOLIDATED
	Balance on 12/31/2018	Provisions	Reversals	Write-offs	Balance on 12/31/2019
Generation
Jirau	30,701	8,449	-	-	39,150
Funil (a)	248,520	-	(25,639)	-	222,881
Coaracy Nunes	101,738	3,542	(5,523)	-	99,757
UTE Santa Cruz (b)	159,832	-	(159,832)	-	-
	540,791	11,991	(190,994)	-	361,788
Transmission
LT Recife II - Suape II (c)	50,197	-	-	(50,197)	-
LT Camaçari IV - Sapeaçu (c)	124,104	-	-	(124,104)	-
LT Funil-Itapebi (c)	6,227	-	-	(6,227)	-
LT Eunápolis - T. Freitas (a)	4,059	-	-	-	4,059
	184.587	-	-	(180,528)	4,059

	725,378	11,991	(190,994)	(180,528)	365,847

Total Current Liabilities	9,436	-	(5,523)	-	3,913
Total Non-current Liabilities	715,942	11,991	(185,471)	(180,528)	361,934
TOTAL	725,378	11,991	(190,994)	(180,528)	365,847

Generation Scaling Factor – GSF

On September 9, 2020, Law 14052 was published, which amended Law 13203/2015, establishing new conditions for renegotiating the hydrological risk connected to the portion of the costs incurred with GSF, assumed by the holders of the hydropower plants participating in the Energy Relocation Mechanism (MRE) since 2012, with the worsening of the water crisis.

The purpose of the legal amendment was to compensate the holders of hydropower plants participating in MRE for non-hydrological risks caused by: (i) generation projects referred to as structuring plants, pertaining to the difference between the physical guarantee granted in the motorization phase and the effective aggregation values of each generating unit motorized to SIN, (ii) restrictions on the flow of energy from the structuring plants due to a delay in starting up or for starting up in unsatisfactory technical condition of the earmarked electricity transmission facilities, and (iii) by thermoelectric generation that exceeds that by order of merit and import of electricity without physical guarantee. Said yield will be given upon grant extension, limited to 7 years, calculated based on the values of the parameters applied by ANEEL.

On December 3, 2020, ANEEL Normative Resolution No. 895, dated December 1, 2020, was published, which establishes the methodology for calculating the offset and the procedures for renegotiating the hydrological risk. To be eligible for the yields provided for in Law No. 14.052, holders of hydropower plants participating in the MRE shall: (i) withdraw from the lawsuit whose object is the exemption or mitigation of hydrological risks pertaining to MRE, (ii) waive any allegation of right upon which the action is based, (iii) not to have renegotiated the hydrological risk for the respective portion of energy.

On March 1, 2021, CCEE submitted the calculations for ascertaining the extent of the grant. The financial impact for Eletrobras is BRL 3,975,740. However, due to the 7-year limitation in extending the granting period, the Company estimates a lower amount, about BRL 3,178,860, as shown in the tables below.

Subsidiaries	Calculation of CCEE Financial Impact
Eletronorte	2,537,610
Furnas	793,970
Chesf	628,670
CGT Eletrosul	15,490
3,975,740
Loss	(796,880)
Total	3,178,860

* Loss due to the 7-year limitation in the extension of the granting period, for Itumbiara and Sobradinho HPP’s, the calculation indicates extension above the limit. Loss calculated based on the limitation estimate of the contractor PSR Solução e Consultoria em Energia Ltda, not having been stated by CCEE.

Power Plants	Impact CCEE Financial	Extension of Concession Term (Days)
Tucurui	2,439,140	426
Itumbiara	695,350	2,555
Sobradinho	451,610	2,555
Samuel	79,940	1,042
Xingó	70,520	126
Complexo Paulo Afonso	69,580	120
Serra da Mesa	39,040	184
Peixoto	35,890	79
Itaparica	31,620	126
Curua Una	18,530	2,313
Marimbondo	7,020	37
Barra Do Rio Chapéu	6,650	1,461
João Borges	6,310	1.362
Furnas	5,370	33
Estreito	4,570	34
Boa Esperança	4,560	122
Passo São João	2,470	191
Corumbá I	2.020	34
Porto Colômbia	1,820	34
Simplício Anta	1,460	24
Funil	1,190	37
Curemas	640	446
Batalha	230	15
Funil	140	44
Mauá	60	1
Manso	10	-
Total	3,975,740

The final calculations should be published by ANEEL within 30 days from the date of submission of CCEE. After publication, agents have 60 days to withdraw and waive legal actions, and carry out requests to extend the granting period.

The amounts stated by CCEE are still preliminary and, when finalized, will be analyzed under the scope of CPC 04(R1)/IAS 38 - Intangible Assets and will be measured at fair value based on the parameters established by ANEEL regulations, considering the expected future flows in said new concession period, as well as the yield values calculated by CCEE. The amount to be recorded will also be subject to impairment analysis, by the Company's management.

Lastly, it should be noted that the Company’s management, given the specific conditions of some plants that operate by quota system and calculation specificities, did not decide on adherence in 2020. Thus the accounting impacts arising from GSF will be recorded in the year 2021 jointly with the request for extension of the granting period and establishment of the discontinuance of lawsuits aimed at the exemption or mitigation of hydrological risks pertaining to MRE.

Electric Energy Market

According to the Brazilian Energy Research Company (EPE), electricity consumption reached 474,231 GWh by December 2020, a decrease of 1.6% p.a. vis-à-vis 2019, in line with GDP decrease. Except for the residential class, all others were impacted by the coronavirus pandemic, with the commercial class being the most affected, with a 10.5% reduction compared to 2019.

Itaipu

Itaipu, one of the biggest hydroelectric power plants in the world, is held by Brazil and Paraguay jointly, and was created under a treaty between both countries, which also regulates its terms of operation.

According to the treaty that created the Itaipu, Eletrobras is obligated to market not only the 50% of energy produced that belongs to Brazil, but also part of the energy destined to Paraguay that is not used. Due to the treaty, Eletrobras markets about 95% of the electricity produced by Itaipu. Articles 7 and 8 of Act no. 5,899, of July 5, 1973, establish the standards used by the distribution companies to calculate the amount of energy acquired from Itaipu.

Despite Itaipu producing a large amount of electrical energy, the Itaipu treaty requires that the sale of energy produced by Itaipu be done not for profit, that is, without net effects on the results of Eletrobras.

In order to meet this requirement, the profit from the sale of Itaipu energy is credited in subsequent periods to the energy accounts of residential and rural consumers through the National Interconnected System (thus reducing Eletrobras income from the sale of energy) and losses are taken into consideration by ANEEL when calculating electrical energy tariffs in subsequent periods.

Thus, the marketing of electrical energy from Itaipu should not generate relevant impacts on the Financial Statements of Eletrobras. Eletrobras does not consolidate the results from Itaipu.

However, Eletrobras is also entitled to income from financing contracts entered into with Itaipu Binacional. These receivables are an important source of income for Eletrobras and will be amortized until 2023.

In compliance with Federal Law 11.480/2007, of 2007, the adjustment factor, calculated on the basis of consumer price indices (consumer price index - CPI and Industrial goods), was removed from financing agreements executed by and between Eletrobras and Itaipu Binacional and from credit transfer agreements executed with the National Treasury, with the Company being ensured full maintenance of its revenue flow, given that Decree No. 6,265/2007 was issued, establishing that a factor equivalent to the previous readjustment factor be transferred to energy distributors annually. As a result of this, Decree no. 6.265/2007, created an asset for the part of the annual differential determined, equivalent to the annual adjustment factor removed from the financing included annually, starting in 2008, in the transfer rate used by the Company, preserving the flow of receivable resources originally established in the financing agreements, which is referred to “Itaipu Financial Asset.”

The values relating to the annual readjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and of Energy and will be realized through their inclusion in the transfer rate to be used until 2023.

The balance resulting from the adjustment factor of Itaipu Binacional, included under the account Financial Assets, entered under Assets, amounted to BRL 4,499,843 thousand on March 31, 2020, which equals USD 865,903 thousand (BRL 5,727,380 thousand on December 31, 2019, equivalent to USD 1,420,939 thousand). The amount of BRL 3,083,715 thousand, equivalent to USD 593,399 thousand (BRL 3,906,899 thousand on December 31, 2019, equivalent to USD 969.286 thousand), recorded under the Company’s liabilities account will be transferred to the National Treasury by 2023, as a result of the credit assignment operation between the Company and the National Treasury in 1999. Accordingly, the Company has a net financial asset of Itaipu of this component in the amount of BRL 1,416,128 thousand, equivalent to USD 272,504 thousand (BRL 1,820,481 thousand on December 31, 2019, equivalent to USD 451,654 thousand).

Variances in the Exchange Rate

This risk arises from the possibility of the Company having their economic and financial statements affected by exchange rate fluctuations. The Company is exposed to financial risks that cause volatility in its results and in its cash flow. The Company has exposure between assets and liabilities indexed in foreign currency, especially to US dollars.

The Company adopts a Financial Hedge Policy which purpose is to monitor and mitigate the exposure to market variables that could impact the Company’s and their subsidiaries’ assets and liabilities, thus reducing the effects of undesirable fluctuations in these variables in their financial statements and interim financial information.

The purpose of said policy, therefore, is for the Company’s results to accurately reflect their actual operating performance, and for their projected cash flow to be less volatile.

Taking into account the different ways of hedging the mismatches presented by the Company, the Policy states a scale of priorities, privileging structural solutions, and, only for residual cases, the adoption of operations with derivative financial instruments.

When operations with financial derivatives are performed, they are not allowed to constitute financial leveraging or operation of concession of credit to third parties.

As of December 31, 2020, approximately 24% of Eletrobras' total consolidated debt of BRL 47.0 billion was denominated in foreign currencies.

Regarding foreign exchange exposure, the Company explains that in its consolidated balance sheet position it presents the scenario of USD 1.124 million dollar foreign exchange liability exposure on the base date of December 31, 2020 (USD 306 million on December 31, 2019), as shown in the table below:

Foreign Exchange Exposure

Exposure in Foreign Currency (Consolidated) 12/31/2020 - USD Million
Assets	1,081
Liabilities	(2,205)
= Passive Exposure	(1,124)

For an analysis of the sensitivity of the impact of interest rates on the total debt of the Company, see the explanatory notes in the Company’s financial statements for the accounting year ending on December 31, 2020.

Impairment

The Company estimates the impairment of its fixed and intangible assets based on the value in use, taking into account the fact that there is no active market for the infrastructure connected to concession. Value-in-use is evaluated based on the net present value of estimated future cash flow.

The assumptions used consider the Company Management’s best estimate of future trends in the electricity industry, and are based on both external sources of information and historical data from the cash generating units.

The main assumptions defined below were considered:

•      Growth consistent with historical data and growth estimates for the Brazilian economy;

•      Discount rate per year, after taxes, specific for the segments tested: 6.11% for non-renewed generation, 6.14% for renewed generation, (4.40% for non-renewed generation, 4.36% for renewed generation in 2019), considering the weighted average capital cost;

•      The discount rate per year, before taxes, for the tested corporate ventures varies from 8.08% to 11.95%;

•      Revenues forecasted in accordance with the contracts, with no provision for extending the concession/authorization;

•      Expenses broken down per cash-generating unit, forecasted based on 5-year Business and Management Steering Plan (PDNG) and consistent with the plan for the other years, until the expiry of concessions, and disregarding subsequent renewals/extensions; and

•      The Company treated each of its projects as standalone cash-generating units.

Below are the impairment positions for the years ended December 31, 2020 and 2019:

	12/31/2020			12/31/2019
	Generation	Administration	Total	Generation	Administration	Total
Fixed assets	7,565,468	-	7,565,468	7,356,417	-	7,356,417
Intangible assets	872	316,288	317,160	6,439	316,288	322,727
Total	7,566,340	316,288	7,882,628	7,362,856	316,288	7,679,144

The movements of provisions is as follows:

Generation

Cash Generating Unit	12/31/2019	Additions	Reversals	Write-offs	12/31/2020
UTN Angra 3	4,508,764	-	-	-	4,508,764
Candiota Phase C	184,629	611,416	-	-	796,045
UTE Santa Cruz	618,569	-	(215,800)	-	402,769
Candiota Fase B (Phase B)	342,114	-	(21,094)	-	321,020
HPP Batalha	376,680	-	(78,622)	-	298,058
Livramento	117,866	8,428	-	-	126,294
Casa Nova I	345,893	-	(53,130)	-	292,763
Complexo Eólico Pindaí I	-	99,263	-	-	99,263
UHE Samuel	87,603	11,201	-	-	98,804
UTE Coaracy Nunes	71,007	-	-	-	71,007
UTE Camaçari	224,032	-	-	(224,032)	-
Block 4 Mauá TPP	49,372	-	-	-	49,372
TPP Aparecida Óleo	46,258	-	-	-	46,258
Block 1 Mauá TPP	41,040	-	-	-	41,040
UHE Passo São João	34,750	-	-	-	34,750
Casa Nova II	16,492	32,662	-	-	49,154
PCH Santo Cristo	14,148	-	-	(14,148)	-
Casa Nova III	-	25,730	-	-	25,730
Others	283,639	21,610	-	-	305,249
Total	7,362,856	810,310	(368,646)	(238,180)	7,566,340

Cash Generating Unit	12/31/2018	Additions	Reversals	Write-offs	12/31/2019
UTN Angra 3	4,046,642	462,122	-	-	4,508,764
UTE Santa Cruz	731,988	-	(113,419)	-	618,569
HPP Batalha	377,005	-	(325)	-	376,680
Casa Nova I	345,893	-	-	-	345,893
Candiota Fase B (Phase B)	388,006	-	(45,892)	-	342,114
UTE Camaçari	247,263	-	(23,231)	-	224,032
Candiota Phase C	68,706	115,923	-	-	184,629
Livramento	326,698	6,508	(215,340)	-	117,866
UHE Samuel	306,866	-	(219,263)	-	87,603
UHE Simplício	198,940	-	(198,940)	-	-
Others	626,364	22,528	(87,802)	(4,384)	556,706
Total	7,664,371	607,081	(904,212)	(4,384)	7,362,856

We highlight below the main impacts arising from the Company’s assessment of recoverable value in December 2020.

➢	UTN Angra 3

MP No. 998/20, later converted into Law 14120/21, guaranteed the project a tariff that ensures its economic and financial viability, which is a relevant milestone in the project’s viability. Management expects to have a tariff definition by September 2021. On February 25, 2021, a call for tenders was published for the resumption of works. In this sense, the prospect of resuming the works in a relevant way, as well as the feasibility of the project, became more evident, with the expectation of resolution of the tariff and financing structure in the year 2021.

The following aspects were considered in the Angra impairment test: (i) update of the project’s Capital Expenditure - Capex budget, which recorded growth impacted by the end of Renuclear, the strong appreciation of Euro against Brazilian Real and the inclusion of the estimate of purchase of new fuel elements for the initial load, which were used in Angra 2; (ii) use of an energy tariff that considers the parameters specified in Law 14120/21 (iii) change in the discount rate to 6.79% (6.52% in December 2019). Management used as a premise the criterion of economic and financial viability without incremental increases, thus maintaining the provision for impairment in the amount of BRL 4,508,764. The company understands that, as there is a better definition of the tariff base and the financing conditions, the project is expected to post profitability that may allow decrease and/or reversal of the impairment recorded, facts to be confirmed in the year of 2021. For this venture an increase of 5% or 10% of the tariff used as a basis for testing would result in a reduction of 37% and 75% of the impairment, respectively and a reduction of 5% or 10% would lead to an increase in impairment 37% and 75%, respectively.

➢	Candiota TPP

The supplementary provision in the amount of BRL 611,416 is basically due to: (i) the change in the post-tax discount rate from 4.40% to 6.11%; (ii) the review of the coal reimbursement estimate as a result of ANEEL order No. 2616/2020, which reviewed the historical stock; and (iii) the change in the estimated fuel reimbursement period from 2027 to 2024, owing to the expiration of the regulated sales contract.

➢	UTE Camaçari

In December 2020, the subsidiary Chesf lowered the assets of the defunct UTE Camaçari, due to the signing of a lease agreement between Chesf, as a rental company, Pecém Energia S.A. and Energética Camaçari Muricy II S.A., as tenants. The purpose of that contract is to lease the existing asset for a period of 15 years. In view of this context and based on the current accounting standards, in the light of the current condition of the asset, an accounts receivable were recorded, because it is financial leasing. This new asset has its registration supported by a flow of receivables, adjusted to its present value, contemplating the premises established in the lease. Revenue of BRL 50,675 was recorded in 2020.

Administration

For the year ended December 31, 2020, there were no impairment additions/reversals.

Intangible - Management	12/31/2018	Additions	12/31/2019
Premium on Future Proceeds (Livramento)	-	233,989	233,989
CGU LT Salto Santiago - Ivaiporã - Cascavel	-	33,855	33,855
Others	48,444	-	48,444
Total	48,444	267,844	316,288

➢  Cash-generating Units (CGUs) that do not have a provision for impairment.

CGUs that have not been impaired have a recoverable amount greater than the carrying amount of property, plant and equipment. In addition, the Company carried out a sensitivity analysis, increasing the discount rate by 5% and 10%, to assess the risk of impairment for each CGU. There is no CGU presented an impairment risk.

Income Statements

Accounting year ending on December 31, 2020 compared to the accounting year ending on December 31, 2019 (Restated).

Centrais Elétricas Brasileiras SA - Eletrobras

	12/31/2020	VA %	12/31/2019 Restated	VA %	HA %
OPERATING REVENUES					
Generation					
Supply	14,425,819	49.61%	15,870,784	53.41%	-9.10%
Supply	2,661,499	9.15%	2,282,200	7.68%	16.62%
CCEE	1,176,156	4.04%	1,353,218	4.55%	-13.08%
Revenue from operation and maintenance	3,982,409	13.69%	3,549,019	11.94%	12.21%
Revenue from construction of plants	37,800	0.13%	49,353	0.17%	-23.41%
Itaipu transfer	(13,566)	-0.05%	269,432	0.91%	-105.04%
Transmission					
Revenue from operation and maintenance - Renewed lines	4,360,866	15.00%	4,074,867	13.71%	7.02%
Revenue from operation and maintenance	1,082,241	3.72%	852,416	2.87%	26.96%
Financial - Return on investment - RBSE	-	0.00%	-	0.00%	0%
Construction revenue	778,202	2.68%	747,897	2.52%	4.05%
Contractual revenue - Transmission	6,026,214	20.72%	5,857,486	19.71%	2.88%
Other Revenues	710,591	2.44%	768,764	2.59%	-7.57%
Deductions					
(-) Sector charges	(1,832,748)	-6.30%	(1,771,906)	-5.96%	3.43%
(-) ICMS	(995,304)	-3.42%	(926,475)	-3.12%	7.43%
(-) PASEP and COFINS	(3,310,459)	-11.38%	(3,253,511)	-10.95%	1.75%
(-) Other deductions	(9,207)	-0.03%	(9,280)	-0.03%	-0.79%
NET OPERATING REVENUE	**29,080,513**	**100.00%**	**29,714,264**	**100.00%**	**-2.13%**
OPERATING COSTS					
Personnel, material and services	(3,309,522)	-11.38%	(4,512,513)	-15.19%	-26.66%
Energy purchased for resale	(2,400,358)	-8.25%	(2,162,318)	-7.28%	11.01%
Charges for use of the electrical grid	(2,500,315)	-8.60%	(2,265,358)	-7.62%	10.37%
Fuel for production of electrical energy	(2,092,135)	-7.19%	(2,107,161)	-7.09%	-0.71%
Construction	(966,443)	-3.32%	(915,117)	-3.08%	5.61%
Depreciation	(1,637,730)	-5.63%	(1,559,314)	-5.25%	5.03%
Amortization	(59,275)	-0.20%	(66,079)	-0.22%	-10.30%
Operating provisions/reversals	(302,563)	-1.04%	60,055	0.20%	-603.81%
Other Costs	(158,679)	-0.55%	(231,050)	-0.78%	-31.32%
Operating Costs	(13,427,020)	-46.17%	(13,758,855)	-46.30%	-2.41%
GROSS RESULT	**15,653,493**	**53.83%**	**15,955,409**	**53.70%**	**-1.89%**
OPERATIONAL EXPENSES					
Personnel, material and services	(3,669,866)	-12.62%	(3,765,774)	-12.67%	-2.55%
Depreciation	(133,912)	-0.46%	(147,824)	-0.50%	-9.41%
Amortization	(31,952)	-0.11%	(34,212)	-0.12%	-6.61%
Donations and contributions	(167,408)	-0.58%	(156,166)	-0.53%	7.20%
Operating provisions/reversals	(7,070,988)	-24.32%	(2,065,863)	-6.95%	242.28%
Other	(1,870,450)	-6.43%	(1,184,784)	-3.99%	57.87%
Operational Expenses	(12,944,576)	-44.51%	(7,354,623)	-24.75%	76.01%
Effect of Periodic Tariff Review	4,228,338	14.54%	-	0.00%	-
OPERATING RESULTS BEFORE FINANCIAL RESULT	**6,937,255**	**23.86%**	**8,600,786**	**28.94%**	**-19.34%**

The following table contains the operating revenue and expenses of Eletrobras (as a percentage of net operating revenue):

* The Distribution Operation was classified as Discontinued Operation. Further details in Item 10.3 of this document.

Consolidated Income Statements

This topic presents an overview of Eletrobras’ consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Net Operating Revenue

The Net Operating Revenue in 2020, amounting to BRL 29,080 million, decreased by 2.13% vis-à-vis 2019, when it totaled BRL 29,714 million, this variation is due to the strong impact of the positive results in transmission as a result of the Periodic Tariff Review that occurred in mid-July 2020.

Operating Costs

Operating costs decreased by 2.41%, from an amount of BRL 13,758 million in 2019 to an amount of BRL 13,427 million in 2020, mainly due to the reduction in costs with personnel, material and services.

Operational Expenses

Operating expenses increased by 76.01%, from an amount of BRL 7,354 million in 2019 to an amount of BRL 12,944 million in 2020, mainly due to the increase in operating provisions in the year 2020.

Financial Result

The Net Financial Result went from a net expense of BRL 2,448 million in 2019 to a net expense of BRL 1,671 million in 2020, accounting for an increase of 31.74% between 2019 and 2020. This variation is mainly due to the result of the net exchange rate change, which was negative by BRL 544 million in 2020 and positive by BRL 35 million in 2019. The 27% increase in financial investments revenue also had a strong impact on the financial result, mainly due to the greater availability of cash during the year 2020; and debt charges, which decreased by BRL 394 million, influenced by the reduction in the rates of the indexes (interest).

Income from Shareholdings (profit and loss)

The Equity Interest increased 60.50% as a result of the booking of an amount of BRL 1,041 million in 2019 and an amount of BRL 1,670 million in 2020.

Income Tax and Social Contribution

The provision for Income Tax (IR) and Social Contribution on Net Profit (CSLL) went from a revenue of BRL 630 million in 2019 to an expense of BRL 565 million in 2020, a variation of 189.64%.

Net Profit from Continued Operations

Eletrobras reported a net profit from continued operations of BRL 6,387 million in 2020, compared to BRL 7,848 million in 2019, a negative change of 18.62%.

Net Profit/Loss from Discontinued Operation Taxes

Eletrobras did not post Net Income from discontinued operation taxes in 2020, compared to an income of BRL 3,285 million in 2019, that is, a decrease of 100%. This decrease is due to the complete transfer of control in distribution companies in 2020.

Result for the Year

Eletrobras reported, in the 2020 result, a net profit for the year amounting to BRL 6,387 million, compared to the net profit of BRL 11,133 million recorded in 2019, that is, a negative variation of 42.63%, as explained in preceding items.

Income per Business Segment

Generation and Transmission

			12/31/2020
	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	305,324	18,708,084	10,438,928	(371,823)	29,080,513
Operating Costs	(255,702)	(10,085,165)	(3,435,658)	349,505	(13,427,020)
Operational Expenses	(8,982,617)	(2,747,007)	(1,237,270)	22,318	(12,944,576)
Periodical Tariff Revenue	-	-	4,228,338	-	4,228,338
Operating Income Before the Financial Result	(8,932,995)	5,875,912	9,994,338	-	6,937,255
Financial Result					(1,671,646)
Income from Equity Interests					1,670,903
Other revenues and expenses					16,134
Current and deferred income tax and social contributions					(565,333)
Net Earnings for the year					6,387,313

	12/31/2019 (Restated)
	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	194,693	19,833,995	10,073,410	(387,833)	29,714,264
Operating Costs	(67,019)	(8,241,933)	(5,799,278)	349,374	(13,758,855)
Operational Expenses	(3,923,077)	(1,821,961)	(1,648,043)	38,459	(7,354,623)
Operating Income Before the Financial Result	(3,795,403)	9,770,101	2,626,089	-	8,600,786
Financial Result					(2,448,786)
Income from Equity Interests					1,041,071
Other revenues and expenses					24,715
Current and deferred income tax and social contributions					630,659
Net Earnings for the year					7,848,445

Generation

Net Operating Revenue

The net operating revenue of the generation segment decreased by 5.67%, from BRL 19,833 million in 2019 to BRL 18,708 million in 2020.

Costs and Operating Expenses

The operating costs and expenses of the generation segment posted an increase of 27.51%, totaling BRL 12,832 million in 2020 compared to BRL 10,063 million in 2019.

Transmission

Net Operating Revenue

In 2020, transmission revenues increased by 3.49%, from BRL 10,073 million in 2019 to BRL 10,438 million in 2020.

Costs and Operating Expenses

The operating costs and expenses for the transmission segment decreased by 37.26%, amounting to BRL 4,672 million in 2020 compared to BRL 7,447 million in 2019.

Result of Discontinued Operations

Distribution

This topic presents the opening of the Profit (Loss) from Discontinued Operations

	PARENT COMPANY		CONSOLIDATED
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Net Operating Revenue	-	-	1,648,738	11,881,305
Operating Costs	-	-	(1,340,551)	(7,294,157)
Operational Expenses	(1,732,163)	(1,187,278)	(2,461,633)	(5,767,169)
Operating results before financial result	(1,732,163)	(1,187,278)	(2,333,428)	(1,179,821)

Net financial income	-	-	(337,401)	(1,372,694)
Income from Equity Interests	-	(1,760,865)	-	-
Effect on the sale of subsidiary	3,037,140	2,967,098	6,118,816	2,967,098
Operating Income before Taxes	3,284,973	18,935	3,427,987	214,583

Expense with Income Tax and Social Contribution	-	-	(143,012)	(313,806)
Profit from Discontinued Operations	3,284,973	18,933	3,284,973	(99,223)

Accounting year ending on December 31 of 2019 compared to the accounting year ending on December 31 of 2018

The financial statements for 2019 and 2018 are not comparable because, under current Brazilian rules, the restatement resulting from Circular Letter SNC/SEP No. 04/2020 does not cover the year 2018, thus the company chooses to maintain the values originally stated for the purposes of 2019 x 2018 MD&A.

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Income Statements - IFRS and BRGAAP (in thousands of Brazilian reais)
	12/31/2019	AV%	12/31/2018	AV %	AH%
OPERATING REVENUES Generation
Supply of Energy to Distribution Companies	15,870,784	57.24%	13,268,869	51.48%	19.61%
Supply	2,282,200	8.23%	2,319,857	9,00%	-1.62%
CCEE	1353,218	4.88%	1,296,526	5.03%	4.37%
Revenue from Operation and Maintenance	3,549,019	12.80%	2,708,451	10.51%	31.04%
Revenue from construction of plants	49353	0.18%	34,295	38,477	43.91%
Rate of Return Adjustments - Generation		0.00%	-	0.00%	0%
Itaipu Transfer	269,432	0.97%	511,079	1.98%	-47.28%
Transmission
Operation and Maintenance Revenue - Renewed Lines	3,366,811	12.14%	3,325,343	12.90%	1.25%
Revenue from Operation and Maintenance	789,538	2.85%	758,605	2.94%	4.08%
Financial - Return on investment - RBSE	4,072,993	14.69%	4,462,260	17.31%	-8.72%
Construction Revenue	521,348	1.88%	678,416	2.63%	-23.15%
Contractual revenue - Transmission	793,239	2.86%	643,208	2.50%	23.33%
Distribution
Supply	-	0.00%	-	0.00%	0%
CCEE	-	0.00%	-	0.00%	0%
Construction Revenue	-	0.00%	-	0.00%
CVA and Other Financial Items	-	0.00%	-	0.00%	0%
Other revenues	768,764		869,183
Deductions
(-) Sector charges	(1,771,906)	-6.39%	(1,583,049)	-6.14%	11.93%
(-) ICMS	(926,475)	-3.34%	(431350)	-1.68%	114.54%
(-) PASEP and COFINS	(3,253,511)	-11.73%	(3,079,004)	-11.95%	5.67%
(-) Other deductions	(9,280)	-0.03%	(9384)	-0.04%	-6.11%

NET OPERATING REVENUE	27,725,527	100.00%	25,772,305	100.00%	7.58%
OPERATIONAL EXPENSES
Personnel, material and services	(8,278,287)	-29.86%	(7,804,361)	-30.28%	6.07%
Energy purchased for resale	(2,162,318)	-7.80%	(1,559,533)	-6.05%	38.65%
Charges for use of the electrical grid	(1,593,223)	-5.75%	(1,482,125)	-5.75%	7,50%
Construction - Distribution	-	0.00%	-	0.00%	0%
Construction - Transmission	(865,764)	-3.12%	(1,276,162)	-4.95%	-32.16%
Construction - Generation	(49,353)	-0.18%	(34,295)	-0.13%	43.91%
Fuel for production of electrical energy	(2,107,161)	-7.60%	(1,184,948)	-4.60%	77.83%
Remuneration and reimbursement		0.00%	-	0.00%	0%
Depreciation	(1,707,138)	-6.16%	(1,607,273)	-6.24%	6.21%
Amortization	(100,291)	-0.36%	(94,716)	-0.37%	5.89%
Donations and contributions	(156,166)	-0.56%	(137,802)	-0.53%	13.33%
Operating provisions	(2,005,808)	-7.23%	6,495,463	25.20%	-130.88%
Investigative Findings	-	0.00%	-	0.00%	0%
Other	(1,415334)	-5.11%	(1,166,254)	-4.53%	21.40%
	(20,441,343)	-73.73%	(9,852,006)	-38.23%	107.48%

OPERATING RESULTS BEFORE FINANCIAL RESULT	7,284,184	26.27%	15,920,299	61.77%	-54.25%

FINANCIAL RESULTS
Financial Revenue
Revenue from interest, commissions and fees	876,212	3.16%	2,642,607	10.25%	-66.84%
Revenue from financial investments	763,016	2.75%	686,179	2.66%	11.20%
Moratorium increase on electrical energy	252,112	0.91%	248,407	0.96%	1,49%
Active monetary adjustments	1,205,941	4.35%	699,871	2.72%	72.31%
Active Exchange rate variances	2,662,259	9.60%	4,150,664	16.11%	-35.86%
Remuneration of Indemnities - Law 12783/13	-	0.00%	-	0.00%	0%
Adjustment of regulatory assets	-	0.00%	-	0.00%	0%
Adjustment at fair value - RBSE	367,760	1.33%	681,057	2.64%	-46.00%
Gains with derivatives	-	0.00%	20,366	0.08%	-100.00%
Other finance income	532,054	1.92%	720,244	2.79%	-26.13%
Financial Expenses
Debt charges	(3,247,747)	-11.71%	(2,680,884)	-10.40%	21.14%
Commercial leasing charges	(340,819)	-1.23%	(308,770)	-1.20%	10.38%
Charges on shareholder resources	(271,130)	-0.98%	(270,533)	-1.05%	0.22%
Passive monetary adjustments	(788,982)	-2.85%	(800,789)	-3.11%	-1.47%
Passive Exchange rate variances	(2,627,251)	-9.48%	(4,364,256)	-16.93%	-39.80%
Adjustment of regulatory liabilities	-	0.00%		0.00%	0%
Adjustment at fair value - RBSE	--	0.00%	(1,602,269)	-6.22%	-100.00%
Losses with derivatives	(56,613)	-0.20%	(63,378)	-0.25%	-10.67%
Other financial expenses	(1,407,838)	-5.08%	(1,133,147)	-4.40%	24.24%
	(2,081,026)	-7.51%	(1,374,631)	-5.33%	51.39%

RESULT BEFORE SHAREHOLDINGS	5,203,158	18.77%	14,545,668	56.44%	-64.23%

RESULT FROM SHAREHOLDINGS	1,140,733	4.11%	1,384,850	5.37%	-17.63%

OTHER REVENUES AND EXPENSES	24,715	0.09%	-	0.00%

RESULT BEFORE INCOME TAX AND SOCIAL CONTRIBUTIONS	6,368,606	22.97%	15,930,518	61.81%	-60.02%

Current income tax and social contributions	(2,664,975)	-9.61%	(3,141,578)	-12.19%	-15.17%
Deferred income tax and social contributions	3,755,237	13.54%	657,860	2.55%	470.83%

NET PROFIT FROM CONTINUED OPERATION	7,458,868	26.90%	13,446,800	52.18%	-44.53%

INSTALLMENT ATTRIBUTED TO CONTROLLING SHAREHOLDERS	7,412,149	26.73%	13,243,424	51.39%	-44.03%
INSTALLMENT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS	46,719	0.17%	203,377	0.79%	-77.03%

NET PROFIT (LOSS) FROM DISCONTINUED OPERATION	3,284,975	11.85%	(99,223)	-0.38%	-3410.70%

INSTALLMENT ATTRIBUTED TO CONTROLLING SHAREHOLDERS	3,284,975	11.85%	18,955	0.07%	17230.41%
INSTALLMENT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS	-	0.00%	(118,178)	-0.46%	-100.00%

NET EARNINGS FOR THE YEAR	10,743,843	38.75%	13,347,577	51.79%	-19.51%

INSTALLMENT ATTRIBUTED TO CONTROLLING SHAREHOLDERS	10,697,124	38.58%	13,262,378	51.46%	-19.34%
INSTALLMENT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS	46,719	0.17%	85,199	0.33%	-45.17%

The following table contains the operating revenue and expenses of Eletrobras (as a percentage of net operating revenue):

Revenues*	12/31/2019	12/31/2018
Generation	84.31%	78.14%
Transmission	34.42%	38.29%
Distribution	-	-
Other operating revenues	2.77%	3.37%
Income tax	-21.50%	-19.80%
Net operating revenue	100.00%	100.00%
Expenses Operating expenses/costs	-73.73%	-38.23%
Financial Income	-7.51%	-5.33%
Income from Equity Interest	4.20%	5.37%
Taxes on revenue	3.93%	-9.64%
Net Earnings (Continued Operations)	26.90%	52.18%

* The Distribution Operation was classified as Discontinued Operation. Further details in Item 10.3 of this document.

Consolidated Income Statements

This topic presents an overview of Eletrobras’ consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Net Operating Revenue

The Net Operating Revenue in 2019, amounting to BRL 27,725 million, increased by 7.58% vis-à-vis 2018, when it corresponded to BRL 25,772 million.

Operating Costs and Expenses

The operating costs and expenses posted an increase by 107.48%, from an amount of BRL 9,852 million in 2018 to an amount of BRL 20,441 million in 2019. This difference between the years was mainly due to net reversals of impairment at Angra 3 in 3.

Financial Result

The Net Financial Result went from a net expense of BRL 1,375 million in 2018 to a net expense of BRL 2,081 million in 2019, accounting for an increase of 51.39% between 2018 and 2019. In 2019, financial income presented: (i) decrease in interest income; (ii) drop in active exchange rate variations. Such variation in financial income was partially offset by the passive exchange rate variation, resulting in a positive net exchange rate variation of BRL 249 Million. Partially offset by: (i) Adjustment at fair value, resulting from re-measuring at fair value of the RBSE asset, considering the Restatement of the “Ke” compensation installment as of July 2017 by the WACC transmission regulations and IPCA tax until the measurement date; (ii) the change of the discount rate close to the NTN-B of 4.6% in December 2018 to a rate close to the regulatory compensation of 6.4%; and the start of receipt is June 2021, for the validity of Ordinance 120, until June 2025. Financial expenses decreased due to: (i) adjustment to fair value, with a BRL 921 million expense recorded in 2018, having presented financial income in 2019, resulting from the same explanation as financial income; (ii) passive exchange variations. Such variation was more than offset by the active exchange rate variation. The result of financial expenses is partially offset by: (i) debt charges for new debentures issued by the Holding Company and, (ii) Eletronuclear, due to the disqualification of the work of UTN Angra 3 for capitalization of interests owing to the non-resumption of the plant’s work.

Income from Shareholdings (profit and loss)

The Equity Interest decreased by 17.63% as a result of the booking of an amount of BRL 1,385 million in 2018 and an amount of BRL 1,141 million in 2019 as a result of reduction in the result of equivalence of associated companies in 2019, with emphasis on CTEEP due to an adjustment in RBSE, according to Eletrobras’ accounting practices (-BRL 808 Million), partially offset by the increase of equivalence of ESBR (+BRL 430 Million) and SPE Madeira (+BRL 341 Million).

Income Tax and Social Contribution

The provision for Income Tax (IR) and Social Contribution on Net Profit (CSLL) went from an expense of BRL 2.484 million in 2018 to a revenue of BRL 1.091 million in 2019, a variation of 455.66%, due to tax credit capitalization of Chesf and Furnas.

Net Profit from Continued Operations

Eletrobras reported a net profit from continued operations of BRL 7,459 million in 2019, compared to BRL 13,447 million in 2018, a negative change of 44.43%. This variation was due to the positive impact, in the continued result of 2018, of the reversal of Impairment of Angra 3.

Net Profit/Loss from Discontinued Operation Taxes

Eletrobras reported a Net Profit from taxes of the discontinued operation of BRL 3,285 million in 2019, compared to BRL 99 million in 2018, that is, an increase of 3.410%. This increase is mainly due to the fact that we recognized a non-recurring gain of BRL 6.1 billion, related to the reversal of the distribution companies’ negative equity in 2019.

Result for the Year

Eletrobras reported, in the 2019 result, a net profit for the year amounting to BRL 10,697 million, compared to the net profit of BRL 13,346 million recorded in 2018, that is, a change of 19.51%.

Income per Business Segment

Generation and Transmission

	12/31/2019
	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	194,592	19,833,995	8,756,808	(1,059,968)	27,725,527
Costs	(67,019)	(6,866,912)	(865,397)	1,021,509	(6,777,819)
Operational Expenses	(3,648,322)	(6,354,559)	(4,561,399)	900,756	(13,663,524)
Operating Result Before the Financial Result
Financial Result	(253,165)	(1,604,727)	(223,134)		(2,081,026)
Interest revenue	2,121,894	2,272	2,778	(1,250,732)	876,212
Interest expense	(2,899,211)	(1,580,732)	(530,485)	1,250,732	(3,859,696)
Other financial revenues and expenses	524,152	(26,267)	404,573		902,458
Result of Equity Holdings	1,140,733	-	-		1,140,733
Other revenues and expenses	24,715	-	-		24,715
Current and deferred income tax and social contributions	(113,668)	(79,007)	1,282,937		1,090,262
Net Profit (Loss) from the Period	(2,722,034)	4,928,790	4,389,815	862,297	7,458,868

	12/31/2018
	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	261,355	17,433,979	9,183,074	(1,106,103)	25,772,305
Costs	(226,879)	(5,107,440)	(1,275,820)	1,073,076	(5,537,063)
Operational Expenses	(2,212,402)	1,222,410	(4,545,256)	1,220,305	(4,314,943)
Operating Result Before the Financial Result	(2,177,926)	13,548,949	3,361,998	1,187,278	15,920,299
Financial Result	2,166,025	(1,769,920)	(1,770,736)	-	(1,374,631)
Interest revenue	3,672,441	2,199	2,688	(1,034,721)	2,642,607
Interest expense	(1,749,769)	(1,675,239)	(869,900)	1,034,721	(3,260,187)
Other financial revenues and expenses	243,353	(96,880)	(903,524)		(757,051)
Result of Equity Holdings	1,384,850	-	-	-	1,384,850
Current and deferred income tax and social contributions	(853,447)	(1,210,107)	(420,163)	-	(2,483,717)
Net Profit (loss) for the Period	519,502	10,568,922	1,171,099	1,187,278	13,446,801

Generation

Net Operating Revenue

The net operating revenue of the generation segment increased by 13.76%, from BRL 17,434 million in 2018 to BRL 19,834 million in 2019.

Costs and Operating Expenses

The operating costs and expenses of the generation segment posted an increase of 24.92%, totaling BRL 13,222 million in 2019 compared to BRL 9,744 million in 2018.

Financial Result

The Financial Result of the generation segment posted, in 2019, an expense of 1,605 million which, compared to the expense of 1,770 million in 2018, decreased, and had a change of 10.33%.

Transmission

Net Operating Revenue

The net operating revenue of the transmission segment decreased by 4.65%, from BRL 9,183 million in 2018 to BRL 8,756 million in 2019.

Costs and Operating Expenses

The operating costs and expenses for the transmission segment posted an increase of 6,71%, corresponding to BRL 5,426 million in 2019, compared to BRL 5,816 million in 2018.

Financial Result

The Financial Result of the transmission segment posted a decrease by 87.5%, amounting to BRL 223 million of expenses in 2019 compared to BRL 1,771 million in 2018.

Result of Discontinued Operations

Distribution

This topic presents the opening of the Profit (Loss) from Discontinued Operations

	PARENT COMPANY		CONSOLIDATED
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Net Operating Revenue	-	-	1,648,758	11,881,303
Operating Costs	-	-	(1,540,551)	(7,294,157)
Operational Expenses	(1,752,163)	(1,187,278)	(2,461,633)	(5,767,169)
Operating Income before Financial Income	(1,752,105)	(11,167,278)	(2,353,428)	(1,179,621)

Net Financial Income	-	-	(337,401)	(1,572,694)
Income from Equity Interest	-	(1,760,865)	-	-
Effect on the Sale of Subsidiary	5,037,140	2,967,098	6,118,816	2,967,098
Operating Income before Taxes	3,284,973	18,935	3,427,987	214,583

Expense with Income Tax and Social Contribution	-	-	(143,012)	(313,806)
Profit from Discontinued Operations	3,284,975	18,955	3,284,973	(99,223)

Cash Flow Statement - 2020, 2019 and 2018

The tables below summarize the evolution of net cash flows of Eletrobras for the periods presented:

Net Cash Flows	12/31/2020	12/31/2019 Restated	12/31/2018
		(In Thousands of Brazilian Reais)
From Continued Operating Activities	4,198,719	293,670	4,903,446
From Discontinued Operating Activities	-	(379,997)	(546,575)
From Operating Activities	4,198,719	(86,327)	4,356,871

Applied in Operation Investment Activities	2,441,552	3,263,691	451,454
Applied in Operation Investment Activities	-	6,337	(30,146)
Applied in Investment Activities	2,441,552	3,270,028	421,308

Applied in Operation Investment Activities	(6,688,971)	(3,805,405)	(5,563,800)
Applied in Operation Investment Activities	-	414,724	549,046
From (applied) in Investment Activities	(6,688,971)	(3,390,681)	(5,014,754)
Total	(48,700)	(206,981)	(236,575)

Operating Activities

The cash flows from the operating activities of Eletrobras resulted mainly from:

•        The sale and transmission of electrical energy to a stable and diversified base of retail and wholesale clients at fixed prices; and

•        Restricted deposits within legal processes in cases that Eletrobras is the author of and is obligated to make a deposit in favor of the applicable case.

Cash flows from operating activities have been sufficient to meet Eletrobras' operating and capital investment needs for the periods analyzed.

In 2020, the cash flow generated by the operating activities went from BRL (0,86) billion in 2019 to BRL 4,2 billion in 2019.

Investment Activities

The cash flow from investment activity of Eletrobras reflects mainly:

•        Purchases of certain investments – partnerships entered into by Eletrobras with third parties in the private sector in regard to the operation of new power plants;

•        Purchase of fixed assets, consisting mainly of investments in equipment needed for Eletrobras operating activities; and

•        Dividends paid by subsidiaries.

The cash flow from investment activities changed from BRL 421 million in 2018 to BRL 3.270 million in 2019 and 2,441 in 2020.

Financing Activities

Cash flows used in financing activities by Eletrobras mainly reflect the income from interest that it receives from loans given to companies that operate in the Brazilian electrical sector, short- and long-term.

The cash flow from Eletrobras’ financing activities changed from BRL (5) billion in 2018 to BRL (3.4) billion in 2019 and BRL 6.7 billion in 2020.

b) changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The devaluation of the real against the US dollar and the fact that Eletrobras holds a significant portion of its receivables indexed to foreign currencies, mainly the US dollar, negatively impacted the revenue from exchange rate changes, and resulted a loss amounting to BRL 544 million for the year ending on December 31, 2020 compared to a gain of BRL 35 million in 2019, arising from exchange rate change.

With regard to inflation adjustments stemming from internal price levels, in the year ended December 31, 2019, Eletrobras posted a gain of BRL 417 million. On December 31, 2020, Eletrobras ascertained earnings of BRL 283 million

c) the impact of inflation, the price variation of the main inputs and products, the exchange rate and the interest rate on Eletrobras' operating results and financial result, when relevant

Inflation and Interest Rate

The financial situation and result of Eletrobras operations are impacted by inflation and by variances in the exchange rate.

Most of the costs and expenses of Eletrobras are denominated in reals and connected to inflation measurement Indices, such as the General Market Price Index (IGP-M), the National Consumer Price Index (INPC), and the IPCA, or is adjusted according to the variance measured in exchange rates.

In Brazil, employee salaries are generally adjusted annually, based on collective bargaining agreements between the unions they belong to and employers, which usually use the IPCA as a parameter for their negotiations.

As of December 31, 2020, the composition of debt was presented as follows:

	12/31/2020		12/31/2019 (Restated)
(in BRL thousand)	Balance	VA %	Balance	VA %
Foreign currency
USD not indexed	10,533,310	22.41%	7,571,970	2.90%
USD with LIBOR	614,331	1.31%	799,128	1.67%
EURO	311,052	0.66%	235,353	0.49%
Subtotal	11,458,693	24.38%	8,606,451	17.97%

National currency
CDI	12,947,667	27.55%	9,148,959	19.10%
IPCA	2,753,015	5.86%	1,055,756	2.20%
TJLP	5,260,994	11.19%	6,430,589	13.43%
SELIC	7,094,597	15,09%	8,594,909	17.94%
Others	-	0.00%	6,793,696	14.18%
Subtotal	28,056,273	59.69%	32,023,910	66.86%

Not Indexed	7,487,068	15.93%	7,269,279	15,18%

Total	47,002,033	100.00%	47,899,641	100.00%

Price variation of the main inputs and products

The main feedstock of Eletrobras includes energy purchased for resale and fuel for the production of electric energy.

The energy purchased for resale by Eletrobras amounted to BRL 2,400 million in the year of 2020 compared to 2,162 in 2019, an expense increase of 11.01%.

In turn, the expense with fuel for energy production accounted for BRL 2,108 million in the year ending on December 31, 2019, compared to BRL 2,092 million in the year ending on December 31, 2020, a decrease by 0.71%.

Exchange rate

This risk arises from the possibility of the Company having their economic and financial statements affected by exchange rate fluctuations. The Company is exposed to financial risks that cause volatility in its results and in its cash flow. The Company has exposure between assets and liabilities indexed in foreign currency, especially to US dollars.

The Company adopts a Financial Hedge Policy which purpose is to monitor and mitigate the exposure to market variables that could impact the Company’s and their subsidiaries’ assets and liabilities, thus reducing the effects of undesirable fluctuations in these variables in their financial statements and interim financial information.

The purpose of said policy, therefore, is for the Company’s results to accurately reflect their actual operating performance, and for their projected cash flow to be less volatile.

Taking into account the different ways of hedging the mismatches presented by the Company, the Policy states a scale of priorities, privileging structural solutions, and, only for residual cases, the adoption of operations with derivative financial instruments.

When operations with financial derivatives are performed, they are not allowed to constitute financial leveraging or operation of concession of credit to third parties.

As of December 31, 2020, approximately 24% of Eletrobras' total consolidated debt of BRL 47.0 billion was denominated in foreign currencies.

Regarding foreign exchange exposure, the Company clarifies that in its consolidated balance sheet position it presents the scenario of USD 1.124 million foreign exchange liability exposure on the base date of December 31, 2020, as shown in the table below:

Foreign Exchange Exposure

Exposure in Foreign Currency (Consolidated) 12/31/2020 - USD Million
Assets	1,081
Liabilities	(2,205)
= Passive Exposure	(1,124)

10.3 – Events with relevant effects that occurred and were expected in the financial statements

a. introduction or disposal of operating segment

Sale of SPE Manaus Transmissora de Energia S.A.

On April 17, 2020, the Board of Directors approved the binding offer made by Evoltz Participações S/A (Evoltz) for the purchase of the entire Eletrobras stake, corresponding to 49.5% of the total capital stock, in SPE Manaus Transmissora de Energia S.A. The sale was approved by the Administrative Council for Economic Defense (CADE) on May 13, 2020 and the transfer was completed on September 03, 2020. By way of the operation, Eletrobras received an adjusted amount of BRL 251,103 and recognized a loss of BRL 98,146 and

Sale of SPE Eólica Mangue Seco 2

On May 11, 2020, Eletrobras approved the binding offer made by Fundo de Investimento em Participações Multiestratégia Pirineus for the purchase of the entire Eletrobras stake, corresponding to 49% of the total capital stock, in SPE Eólica Mangue Seco 2 – Geradora e Comercializadora de Energia Elétrica S.A. The sale was approved by CADE on August 24, 2020, and the transfer was completed on October 09, 2020. By way of the operation, Eletrobras recognized a gain of BRL 17,905 and received an adjusted amount of BRL 27,605.

Sale of SPE’s Eólica Santa Vitória do Palmar Holding S.A., Hermenegildo I S.A., Hermenegildo II S.A., Hermenegildo III S.A. and Chuí IX S.A.

On July 30, 2020, the Board of Directors approved Omega Geração S.A.’s binding offers to acquire the entire interest in SPEs corresponding to 78% of Eólica Santa Vitória do Palmar Holding S.A.’s capital. (Lot 1) and 99.99% of the capital of SPE's Hermenegildo I S.A., Hermenegildo II S.A., Hermenegildo III S.A. and Chuí IX S.A. (Lot 2). The Shareholders’ Meeting held on September 02, 2020 approved the sale, which only depends on the approval by the competent share transfer bodies. On November 30, 2020, the transfer of the entire interest held by Eletrobras was concluded, by the operation, and the company recognized a loss of 415,671 on December 31, 2020.

Disposal of Distributors

The Company held auctions for the sale of its then subsidiaries in the distribution segment over 2018, in accordance with its Business and Management Master Plan. The distribution companies Eletroacre, Cepisa, Ceron and Boa Vista had their share purchase and sale agreements executed in 2018, while Ceal and Amazonas Distribuidora had their controls transferred on March 18, 2019 and April 10, 2019, respectively.

As these companies accounted for all the operations of the distribution segment, exercised in a consolidated manner, the transactions in this segment were presented in the financial statements as of December 31, 2018 as discontinued operations. Accordingly, the information on the income statement and the related notes for the comparative period of December 31, 2018 are being restated in accordance with CPC 31/IFRS 5 to present such distribution segment transactions separately from continuing operations.

The table below shows the results and cash flows of discontinued operations. The period ended December 31, 2019 with the information of Ceal and Amazonas Distribuidora, and the period ended December 31, 2018, comprised of all the above mentioned distribution companies.

	PARENT COMPANY		CONSOLIDATED
	12/31/2019	12/31/2018	12/31/2019	12/31/2016
Net Operating Revenue	-	-	1,648,758	11,881,303
Operating Costs	-	-	(1,540,551)	(7,294,157)
Operational Expenses	(1,752,163)	(1,187,278)	(2,461,633)	(5,767,169)
Operating Income before Financial Income	(1,752,105)	(11,167,278)	(2,353,428)	(1,179,621)

Net Financial Income	-	-	(337,401)	(1,572,694)
Income from Equity Interest	-	(1,760,865)	-	-
Effect on the Sale of Subsidiary	5,037,140	2,967,098	6,118,816	2,967,098
Operating Income before Taxes	3,284,973	18,935	3,427,987	214,583

Expense with Income Tax and Social Contribution	-	-	(143,012)	(313,806)
Profit from Discontinued Operations	3,284,975	18,955	3,284,973	(99,223)

b. book, purchase or sale of shareholding interest

The subsidiaries Ceal and Amazonas Distribuidora, previously classified as held for sale, had their auctions held on December 10, 2018 and December 28, 2018, respectively. The sales of these subsidiaries were concluded on March 18, 2019 and on April 10, 2019, respectively, with the execution of the share purchase and sale agreement according to the schedule established in the auction for return to private sector.

As a result of the completion of the sale process of the distribution companies, Equatorial Energia S.A. purchased the controlling interest of approximately 89.94% of the total capital of Ceal and the Consortium established between the companies Oliveira Energia Geração e Serviços Ltda. and ATEM’S Distribuidora de Petróleo S.A. purchased a controlling interest with approximately 90% of the total capital of Amazonas Distribuidora.

Eletrobras had a positive effect on income for the year by BRL 3,284,975, due to the reversals of unsecured liabilities. The disposal effect is recorded as a discontinued operation.

		(BRL thousand)
	Ceal	Amazonas D

Deficiency	900,034	5,269,403
Other Comprehensive Income	(40,974)	(9,647)
Amount of the sale	(50)	(50)
Gains from the sale of shares of Distribution Companies	859,010	5,259,706

Result of discontinued operations

Income of CEAL recorded in the accounting year until the date of the sale	94,451
Income of Amazonas D recorded in the accounting year until the date of sale	(1,176,127)
Effect of the sale of CEAL - reversal of excess of liabilities over assets	859,060
Effect of the sale of Amazonas D - reversal of excess of liabilities over assets	5,259,756
Right to Reimbursement Provision - CCC	(1,752,165)
Income from discontinued operations	3,284,975

Affiliated Companies

In 2018, the Company sold approximately 55.42% of the common shares and 69.14% of the preferred shares of its equity interests in affiliate Energisa Mato Grosso S.A., allowing Eletrobras to receive the amount of BRL 276 million.

Auction of Energy Distribution Companies

According to the former 2018-2022 Business and Management Steering Plan, the 6 Eletrobras distribution companies, Companhia Energética do Piauí (“Cepisa”), Centrais Elétricas de Rondônia S.A. (“Ceron”), Boa Vista Energia S.A. (“Boa Vista Energia”) and Companhia de Eletricidade do Acre (“Eletroacre”), Companhia Energética de Alagoas (“CEAL”) and Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”) were privatized by means of auctions held at B3 S.A. The distribution companies Cepisa, Ceron, Boa Vista Energia and Eletroacre already had their respective controlling interest transfers signed in 2018 and were consolidated in the financial statements ended on December 31, 2018, in a proportional manner, while the distribution company CEAL had its transfer of control carried out on March 18, 2019 and Amazonas Energia S.A had its control transferred on April 10, 2019.

Auction of SPE’s

Through Eletrobras Auction 01/2018, held on 09/27/2018, 26 SPEs were sold: SPE INTESA was transferred to the purchaser on December 28, 2018, another 24 were completed during 2019 and the control of SPE Centroeste de Minas was changed on January 13, 2020. In addition to these 24 interests transferred in 2019, ten wind power SPEs belonging to Complexo Itaguaçu da Bahia were closed, SPE Extremoz was merged into Chesf and SPE Paraíso was sold by Eletrosul through a public call for tenders, as detailed in the table.

Movement of SPE’s in 2019

Description	No. of SPE’s	Owner	Movement	Event Date
Complexo Itaguaçu da Bahia (Geradora Eólica Itaguaçu da Bahia SPE S.A., Geradora Eólica Ventos de Santa Luiza SPE S.A., Geradora Eólica Ventos de Santa Madalena SPE S.A., Geradora Eólica Ventos de Santa Marcella SPE S.A., Geradora Eólica Ventos de Santa Vera SPE S.A., Geradora Eólica Ventos de Santo Antônio SPE S.A., Geradora Eólica Ventos de São Bento SPE S.A., Geradora Eólica Ventos de São Cirilo S.A., Geradora Eólica Ventos de São João SPE S.A. and Geradora Eólica Ventos de São Rafael S.A.)	10	Furnas	Closing	02/20/2019
Pedra Branca S.A., São Pedro do Lago S.A. and Sete Gameleiras S.A.	3	ELETROBRAS	Sale (Auction 01/2018)	03/28/2019
Baraúnas I Energética S.A., Morro Branco I Energética S.A., Mussambê Energética S.A., Banda de Couro Energética S.A. and Baraúnas II Energética S.A.	5	CHESF	Sale (Auction 01/2018)	03/28/2019
Empresa de Transmissão do Alto Uruguai S.A. – ETAU	1	ELETROBRAS	Sale (Auction 01/2018)	04/29/2019

Brasnorte Transmissora de Energia S.A., Companhia Transirapé de Transmissão, Companhia Transleste de Transmissão and Companhia Transudeste de Transmissão	4	ELETROBRAS	Sale (Auction 01/2018)	05/31/2019
Uirapuru Transmissora de Energia S.A.	1	ELETROBRAS	Sale (Auction 01/2018)	06/25/2019
Amazônia Eletronorte Transmissora de Energia S.A. – AETE	1	ELETROBRAS	Sale (Auction 01/2018)	07/01/2019
Paraíso Transmissora de Energia S.A.	1	ELETROSUL	Sale (Call for Tenders)	08/14/2019
Brasventos Eolo Geradora de Energia S.A. Brasventos Miassaba 3 Geradora de Energia S.A. and Rei dos Ventos 3 Geradora de Energia S.A.	3	ELETROBRAS	Sale (Auction 01/2018)	08/23/2019
Eólica Serra das Vacas Holding S.A., Eólica Serra das Vacas I S.A., Eólica Serra das Vacas II S.A., Eólica Serra das Vacas III S.A. and Eólica Serra das Vacas IV S.A.	5	ELETROBRAS	Sale (Auction 01/2018)	10/07/2019
Extremoz Transmissora do Nordeste S.A. - ETN S.A.	1	CHESF	Incorporation	11/01/2019
Transmissora Matogrossense de Energia S.A. – TME	1	ELETROBRAS	Sale (Auction 01/2018)	11/13/2019
Total	36

On July 30, 2019, Eletrobras opened Competitive Sale Procedure No. 01/2019 to sell the remaining SPEs from Eletrobras Auction No. 01/2018, and received solid bids on October 31, 019. The process is supported by Decree No. 9.188/2017 and is currently in a stage of negotiation of bids.

c. unusual events or operations

Combination of Business

On October 31, 2019, the subsidiary Chesf acquired control over SPE TDG, through the definitive dilution of the shareholding of the Members Future ATP Serviços de Engenharia Consultiva Ltda, resulting from Chesf’s capitalization of AFACs, amounting to BRL 101,000 thousand. The Company now has a 72.31% interest.

On the same date, Chesf acquired the shareholding interest of Future ATP Serviços de Engenharia Consultiva Ltda, by paying BRL 34,000 thousand, thus making TDG its wholly owned subsidiary.

•	Determination of the fair value of the consideration

We show below a comparative table between the fair value and the book value of the Balance Sheet of said SPE, on October 31, 2019, as well as the value resulting from the advantageous purchase:

Balance sheet of TDG on 10/31/2019
	Book value	Fair Value
Assets	442,312	442,312
Liabilities	291,950	291,950
Net Equity	150,362	150,362

	Book value	Fair Value
Investment value CHESF (72.31%)	108,727	108,727
Investment value ATP (27.69%)	41,635	41,635
Total	150,362	150,362

The combination of business generated concession assets amounting to BRL 41,635 thousand, recorded in the investment subgroup. The concession asset represents the difference between the value of the business and the fair value of the identifiable assets minus the fair value of the liabilities assumed.

Book value of acquired equity interest
Fair value of acquired equity interest	41,635
Amount paid by Chesf for Purchase of 27.69% of SPE	(34,000)
Gains from Advantageous Purchase	7,635

In August 2018, Eletrosul transferred to Companhia Paranaense de Energia - COPEL its ownership interests in Costa Oeste Transmissora de Energia S.A., 49%, and in Marumbi Transmissora de Energia S.A., 20%, receiving COPEL’s interest in Transmissora Sul Brasileira de Energia S.A. - TSBE, 20%, corresponding to 20% of the voting capital. Before the exchange of shares, Eletrosul held 80% of TSBE’s capital, but currently, after the conclusion of the process, it has acquired the entire interest, and with that, it has control of the investee.

August 2018
TSBE
Fair value of equity interest before the combination of businesses (80%)	253,233
(+) Stock Swap	56,375
(+) Advantageous purchase	6,932
Fair value on the date of acquisition (100%)	316,540

Total investment value	316,540

Amounts recorded from acquired identifiable assets and assumed liabilities
Cash and cash equivalents	19,315
Accounts receivable	7,025
Financial assets and concessions	575,135
Other Accounts Receivable	44,555
Loans and financing	(195,895)
Debentures	(114,335)
Others	(18,260)
Total identifiable net assets	316,540

If the business combination were effective on January 1, 2018, the increase in net operating revenue and net income for the year would not have a material impact, as TSBE’s net operating revenue in 2018 was BRL 46,076 thousand and net income for the year ended on December 31, 2018 was BRL 2,440 thousand.

On December 28, 2017, three business combination operations took place (Chuí Holding S/A, Santa Vitória do Palmar Holding S/A and Livramento Holding S/A), whose effects are detailed below. The final fair values of the transactions were calculated based on the valuation reports prepared by experts hired by the Company and are close to the book values. After the transactions, the Company now holds 78% of the capital of Chuí Holding S/A, 78% of the capital of Santa Vitória do Palmar Holding S/A and 78% of Livramento Holding S/A.

	12/28/2017
	Chuí Holding	Santa Vitória do Palmar	Livramento Holding
Fair Value of Equity Interest before the Combination of Businesses	192,315	167,045	24,355
(+) Prepayment for capital increase	207,124	192,443	6,126
(+) Stock Swap	(93,305)	182,079	1,717
(+) Advantageous purchase	-	33,335	-
Fair value on the date of acquisition (78%)	306,134	574.902	32,197

Minority equity interest (22%)	86,345	162,152	9,081
Total investment value	392,479	737,053	41,279

Amounts recorded from acquired identifiable assets and assumed liabilities
Cash and cash equivalents	61,103	145,618	4,319
Accounts receivable	10,892	31,515	1,809
Recoverable taxes	-	1,780	2,974
Other Accounts Receivable	595	954	80
Linked funds	255	61,634	3,028
Intangible assets	17,062	51,970	-
Fixed assets	664,997	1,662,943	151,221
Loans and financing	17,380	(943,751)	(42,059)
Accounts payable to suppliers	(327,528)	(35,708)	(7,233)
Debentures	-	(114,928)	-
Tax obligations	(1,946)	(8,043)	(2,923)
Other accounts payables	(2,868)	(116,931)	(69,937)
Others	(47,463)	-	-
Total identifiable net assets	392,479	737,053	41,279

Regulatory Environment

Generation

A series of regulatory changes were under discussion in the Brazilian Electricity Sector in 2019, with emphasis on the subjects covered by the Workgroup for the Streamlining of the Electricity Sector, established by MME Ordinance No. 187/2019, such as separation of ballast and energy, market opening, and the improvement of the Energy Reallocation Mechanism (MRE).

•	In this context, public inquiries associated with GT Streamlining (GT Modernização) were opened, in addition to other relevant ones, such as MME Public Inquiry No. 82/2019, which covers the review of reference values for plant availability levels (TEIF & IP).
•	Within the scope of the National Electricity Agency (Aneel), we highlight the opening of Public Hearing No. 03/2019, which covers the revision of Normative Resolution No. 596/2013, in order to make it possible to calculate the value of the generation compensations associated with the grants extended or not, based on Law No. 12.783/2013 and on Decree No. 7.850/2012.
•	Attention should also be drawn to Aneel Public Inquiry No. 026/2019, which covers the revision of the methodology for calculating capital compensation, as applicable, in the generation segment, to the shareholding and nuclear generations.
•	Also in 2019, Aneel Public Participation Preliminary Meetings (Tomada de Subsídio) No. 06/2019 was opened, covering the provision of ancillary services, a subject that is to be thoroughly examined, in view of the forecast of increased penetration of intermittent renewable sources in the Brazilian electricity sector.

Transmission

Homologating Resolution No. 2565/2019 established the Allowed Annual Revenues (RAPs) for concessionaires of utilities of electricity transmission for the 2019-2020 cycle (07/01/2019 to 06/30/2020). On December 31, 2019, the RAP of the Eletrobras Companies was about BRL 11,493 Million, accounting for an increase of about 6.76% compared to 2018.

SUMMARY - 2019 RAP CONSOLIDATION

(In BRL thousand)

Summary - 2019 RAP Consolidation
Company	Corporate Renewed by Law 12.783/13 (O&M)		Corporate not Renewed (b)	Corporate RAP (a+b)	Total SPEs *
	Total corporate renewed (a)	Installment RBSE
Chesf	2,895.75	2,457.95	360.49	3,256.24	305.45
Eletronorte	1,528.39	1,314.26	493,04	2.021/13	290.20
Eletrosul	1,018.06	840.53	351.72	1,369.78	137.42
Furnas	4,546.12	2,800.78	239.92	4,786.04	462.26
Eletrobras	-	-	-	-	98.12
Amazonas GT	-	-	59.44	59.44	-
Total	9,988.33	7,413.52	1,504.60	11,492.93	1,293.44
*Refers to an interest proportional to the capital invested by the Eletrobras Companies in the project.

The Variable Portion (PV) deductions, a portion to be deducted from the transmission company’s revenue due to the inadequate provision of the public transmission service, remained relatively constant, with no large percentage variations.

RAP Variable Loss Percentage	2019	2018	2017
Annual	2.28%	2.16%	2.41%

Auction 002/2019 occurred in 2019. No changes were made to the methodology for calculating the Weighted Average Cost of Capital (WACC) of the auctions, as set forth in the Tariff Regulation Procedure (Proret). However, the actual cost of capital of third parties, a factor that makes up one of the parameters of the Regulatory Capital Remuneration Rate (WACC), was reduced from 6.94% to 6.61% per annum.

To increase the attractiveness of the transmission auctions, Aneel published three new regulatory resolutions and also public hearings and inquiries

o       Aneel Regulatory Resolution No. 846/2019: Approved the procedures, parameters, and criteria for imposing penalties on agents in the electricity sector and provides on general guidelines for the inspection of the Agency.

o       Aneel Regulatory Resolution No. 847/2019: Revoked Regulatory Resolution No. 709/2016, which provided for the separation of operational and holding activities from electricity transmission companies. The revocation ended a controversial point in the agency’s regulation that compromised the competitiveness of the auctions and impacted the corporate restructuring processes of the companies. Since May 2018, Aneel had stopped enforcing the rule of Regulatory Resolution No. 709/2016 in transmission auctions, as it limited the participation of investors in the biddings.

o       Aneel Regulatory Resolution No. 853/2019: Established the provisions related to the quality of the electricity transmission utility associated with the availability and operational capacity of Converter Transmission Features (FT) and converter of transmission facilities in High-Voltage Direct Current (CCAT). The new rules were initially applied in January 2020, allowing an appropriate assessment of the quality of the service provided. Until then, Aneel applied the same parameters for calculating indicators of facilities in alternating current;

o       Public Hearing No. 009/2019: Definition of methodology for calculating and updating the regulatory capital remuneration rate for the electricity generation and transmission (WACC) segments. Eletrobras’ participation was carried out by means of a joint contribution from its subsidiaries, aiming at the definition of a value that is appropriate, fair, and consistent with the reality and the risks experienced by the segments;

o       Public Hearing No. 026/2019: Improvement of the proposal to revise the requirements for the operation regime of the transmission and electricity generation facilities established in the Grid Procedures. The Eletrobras Companies, apart from the discussion and their own contribution, also took part in the discussions on teleassistance through the Brazilian Association of Energy Transmission Companies (Abrate).;

o       Public Inquiry No. 006/2019: Evaluation of the need to improve regulatory controls connected to the regulatory useful life of transmission equipment. Such improvement results from the imbalance generated by the aging of most transmission assets. The transmission utilities’ remuneration essentially results from the application of the regulatory remuneration rate on the Net Regulatory Remuneration Base, and the fully depreciated assets are not part of that Base and cease to generate returns to the utility, which receives only an amount equivalent to O&M expenses for this equipment. Eletrobras’ participation was made through a joint contribution from its subsidiaries sent by the Holding company;

o       Public Inquiry No. 022/2019: Public information gathering hearings (Tomada de subsídios) for the preparation of Aneel’s 2020/2021 Regulatory Schedule. Eletrobras’ contribution addressed issues for the review and creation of regulations to give regulatory treatment to the remuneration of transmission equipment with an exhausted lifespan, improve the regulations associated with reinforcements and improvements, and establish rules for compensation for assets not depreciated or amortized at the end or termination of concession agreements.

10.4 – Significant Changes in Accounting Practices – Reservations and Emphases in the Auditor’s Opinion

a.	significant changes in accounting practices

Financial Year Ending as of December 31, 2020

The Company has not identified impacts regarding the application of the changes and new interpretations to the IFRS’s and CPC’s issued by IASB and CPC, respectively, which are disclosed below:

(a)	Conceptual Framework for Financial Reporting – (amendment to CPC 00 - R2):

This change substantially presented new concepts regarding presentation, measurement and disclosure of the financial statements, and also updated the definition of assets and liabilities, as well as the criteria for their recognition and de-recognition in the financial statements.

(b)	Definition of a business (amendment to CPC 15 - R1/IFRS 3 – Combination of businesses):

The most relevant changes were: 1) a "business" must include inputs and relevant processes that contribute for a creation of outputs; 2) it was made available a rate that aids the analysis of a company that acquired a group of assets instead of a business; and 3) definition of outputs focus on the capacity to generate return by means of services rendered to clients.

(c)	Definition of materiality (amendments to IAS 1 and IAS 8):

This amendment is aimed at clarifying the definition of "material" and aligning the definition used in the Conceptual Structure and standards. Changes align the wording of the definition in all standards from IFRS and other publications, include some requirements to support IAS 1 in such definition to provide it more emphasis and clarifies the explication that follows up the definition of material.

(d)	Impact of the initial adoption of the changes in the Reference Interest Rate Reform - (CPC 40 - R1/IFRS 7 and CPC 48/IFRS 9):

Such alteration to the standard includes provisional exceptions to current hedge accounting requirements to neutralize the effects of uncertainties caused by the reform of the benchmark interest rate (LIBOR). This change had no material impact on the consolidated financial statements.

(e)	Impact of the initial application of the Alteration to CPC 06 - R2/IFRS 16 (CPC 06 - R2/IFRS 16) - Rental Concessions Related to COVID-19:

The amendment includes requirements in order to make it easier for lessees to account for possible grants and discounts obtained in lease agreements as a result of COVID-19, such as remission, suspension or even temporary payment reductions. Such alteration did not impact the company’s financial statements.

Financial year ending as of December 31, 2019

As a result of the adoption of CPC 47/IFRS 15 and CPC 48/IFRS 9 in 2018, the Company is restating its income statement, statement of cash flows, statement of value added, and respective notes to the financial statements for the year ended December 31, 2018, stated for comparison purposes. Additionally, according to CPC 31, the amounts shown below, from December 31, 2018, exclude discontinued operations, as per note 48.

Income Statement for the Period

	CONSOLIDATED
	12/31/2018	Adjustments		12/31/2018
	Before Adjustments			After adjustments
Net Operating Revenue	24,975,747	796,558	(b)	25,772,305

Operating Income before Financial Income	13,936,463	1,983,836	(a)/(b)	15,920,299

Financial Result	(578,073)	(796,558)	(b)	(1,374,631)

Effect on the sale of equity interest	2,967,098	(2,967,098)	(a)	-

Result before Income Tax and Social Contribution	17,710,338	(1,779,820)		15,930,518

Net Profit from Continued Operations	15,226,621	(1,779,820)		13,446,801

Profit (Loss) from Discontinued Operations	(1,879,043)	1,779,820		(99,223)

Net Earnings for the year	13,347,578	-		13,347,578

The Company applied changes and new interpretations to IFRS’s and CPC’s issued by IASB and CPC, respectively, which became mandatory as of January 1, 2019. The impact of adopting new standards and interpretations, as well as the new accounting policies is disclosed below:

CPC 06 (R2)/IFRS 16 – Leases

The Company applied, on January 1, 2019, CPC 06 (R2)/IFRS 16 - Leases, which establishes the principles for the recognition, measurement, statement and disclosure of leasing operations and requires lessees to account for all leases under a single balance sheet model, similar to the accounting of financial leases hitherto applied in accordance with CPC 06 (R1)/IAS 17.

On the starting date of a lease, the lessee recognizes a liability representing the obligation to make the payments (a lease liability) and an asset representing the right to use the subject asset during the lease term (a right of use asset). Lessees should recognize separately the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

In this context, the lease agreements have an impact on the Company’s financial statements, as follows: (i) recognition of rights-of-use assets and lease liabilities in the consolidated balance sheet, initially measured at the present value of the minimum payments lease futures; (ii) recognition of depreciation expenses of rights-of-use assets and interest expense on lease liabilities in the consolidated statement of income; (iii) separation of the total amount of cash paid in these operations between principal (presented within financing activities) and interest (presented in operating activities) in the consolidated statement of cash flows.

The Company has chosen the modified retrospective approach, applying the effects of the initial adoption of the standard as adjustments to the opening balance of retained earnings on January 1, 2019 without restatement of the information comparatives. Thus, all comparative balances are presented according to the rules in force until 2018.

The Company has adopted practical procedures that allow non-application of the new standard for contracts that were not previously classified as a lease in accordance with the former standard, as well as for lease contracts previously classified as operating leases (in accordance with the previous standard), assets and liabilities were recognized at the date of initial application in accordance with CPC 06 (R2)/IFRS 16, adopting the following initial measurement criteria:

•	Lease liability: Lease liability was measured at the present value of the remaining lease payments, discounted by the incremental rate on the lessee’s loans, at the date of initial application; and
•	Right-of-use asset: measurement of asset on the right to use at the amount equivalent to the lease liability adjusted by the amount of any prepaid or accumulated lease payments related to that lease that was recognized in the balance sheet immediately before the date of the initial application.

The main leases identified correspond to real estate, land, equipment, and vehicles. The lease term evaluated for recognition of the lease corresponds to the non-terminable period, and most contracts do not offer renewal options.

In addition to those mentioned above, the Company used the following practical files for transition to new requirements:

•	Use of late perception to determine the term of the lease, in those cases where the contract contains options of extension or termination;
•	Exclusion of initial direct costs from the measurement of the initial balance of the right-of-use asset; and
•	There was no recognition of the lease liability of those contracts with a closing period within the 12-month period beginning on January 1, 2019 (date of the initial application of the new standard), as well as for low-value assets. Low-value lease agreements refer to assets with a value equal to or less than BRL 50 (Fifty Thousand Brazilian Reais). These include, in particular, rental contracts for printers and computers and other equipment;
•	Use of a single discount rate for each portfolio of leases with fairly similar characteristics. In this sense, the incremental loan rate, measured on January 1, 2019, was applied to each of the leased asset portfolios. Through this methodology, the Company obtained the specific rates that cover the remaining term of each contract, between 1 and 13 years. The weighted average rate for contracts measured in accordance with IFRS 16/CPC 06 (R2) was 8.82%.

The table below shows the rates charged, vis-à-vis the terms of the contracts, as required by CPC 12:

Contracted deadlines	% Rate p.a.
1 year	9.15%
2 years	8.81%
3 years	9.34%
5 years	10.00%
7 years	10.44%
10 years	10.90%
20 years	11.80%
30 years	12.33%

The following table shows the impacts of the initial adoption of CPC 06 (R2)/IFRS 16 in the interim accounting information, as of January 1, 2019:

	Initial Adoption as of 01/01/2019
	Assets	Liabilities
Right-of-use asset	340,225	-
Lease liability	-	340,225

Additionally, the table below summarizes the amounts recognized as a result of the adoption of this new accounting pronouncement to the statements of income and of cash flows for the year ended December 31, 2019:

12/31/2019
Income Statement for the Year
Depreciation and amortization	81,177
Financial expenses	19,125

12/31/2019
Cash Flow Statement

Adjustments to Reconcile Profit with Cash Generated by Operations:
Depreciation and amortization	81,177
Charges - Leasing	21,781
Financing Activities
Payment of Loans and Financing	115,366

The Company also had contracts previously classified as financial leases, described in Note 24, which were not impacted by the adoption of the new standard.

ICPC 22 - Incerteza sobre Tratamento de Tributos sobre o Lucro (IFRIC 23 - Uncertainty over Income Tax Treatments)

This Interpretation clarifies how to apply the recognition and measurement requirements of CPC 32 when there is uncertainty about treatments of income tax on profit. The Interpretation makes it necessary that the Company: (1) ascertain whether uncertain fiscal positions are assessed separately or as a group; and (2) assess whether it is likely that the tax authority will accept the use of uncertain tax treatment, or proposed use by the Company. If so, the entity should determine its tax and accounting position in line with the tax treatment used or to be used in its income tax returns. If not, the Company should reflect the effect of the uncertainty in ascertaining its tax and accounting position. The Company evaluated the requirements of the standard and did not identify impact when it was adopted on January 1, 2019.

New Still Not Effective Standards and Interpretations

The following amended rules and interpretations are not expected to substantially impacting Eletrobras’ financial statements or are not applicable to its operations:

•       Definition of a business (amendments to IFRS 3 – Combination of Business) – in force as of January 01, 2020;

•       Definition of materiality (amendments to IAS 1 and IAS 8) – in force as of January 01, 2020; and

•       Change of conceptual structure – in effect as of January 01, 2020.

Financial year ending as of December 31, 2018

The Company applied the standards (a) CPC 48/IFRS 9 - Financial Instruments and (b) CPC 47/IFRS 15 - Revenue from Contracts with Customers, on January 1, 2018, and did not extend the application to the requirements under the standard for the comparative period in question, because the Company adopted practical measures established in such standards concerning the non-restatement of comparative information.

(a)	CPC 48/IFRS 9 – Financial Instruments

Classification and Measurement of Financial Assets

According to CPC 48/IFRS 9, there are three main classification categories for financial assets, namely: amortized cost (CA), equity instrument measured at fair value through other comprehensive income (VJORA) or measured at fair value by result (VJR).

Such classification and measurement is based on two conditions: (i) the business model of the Company for the management of financial assets; and (ii) the contractual cash flow characteristics of said financial asset.

In short, the business models are divided into the three categories shown below:

	Model	Context
1	Keeping it to collect only contractual cash flows	Those which have the same characteristic of collection of contractual cash flows, composed only of principal and interest, and the objective to uphold this instrument until its maturity. Sales are incidental to this goal and are expected to be insignificant or infrequent.
2	Maintaining both the receipt of contractual cash flows and the sale of financial assets	Those that show as characteristic the collection of contractual cash flows of principal and interest and the sale of these assets, and whose objective is to sell them before their maturity.
3	Other Business Models for Financial Instruments	Those which do not fall under either of the two previous models.

The following accounting policies apply to the classification and measurement categories of financial assets, as defined below:

Rating and Measurement - CPC 48/IFRS 9
Financial Assets at Amortized Cost	These assets are measured at amortized cost using the effective interest method and maintained within a business model targeted at maintaining financial assets to receive contractual cash flow. In addition, their contractual terms yield, on a specific date, cash flows connected to the payment of principal and interest. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are booked under the income statement. Any earnings or loss in elimination of booking is recorded under profit or loss.
Financial Assets Measured at VJR	These assets are measured at fair value, and the other are business models. Net income, including interest or dividend income, is booked in the profit or loss.
Debt Instruments at VJORA	These assets are measured at fair value and maintained within a business model that has its purpose achieved by both the receipt of cash flows and the sale of financial assets. In addition, their contractual terms yield, on specific dates, cash flows connected to the payment of principal and interest. Interest income is calculated using the effective interest method, foreign exchange gains and losses and impairment are booked under profit or loss. Other net profit or loss is booked in other comprehensive income.
Equity Instruments at VJORA	These assets are measured at fair value. Dividends are booked as a gain in profit or loss, unless the dividend represents a clear recovery of part of the investment cost. Other net income is booked in other comprehensive income and never reclassified to profit or loss.

The following table shows the original measurement categories under CPC 38/IAS 39, and the new measurement categories of CPC 48/IFRS 9 for each class of financial assets:

	CONSOLIDATED
	Rating of CPC 38/IAS 39	Classification of CPC 48/IFRS 9	Balance on 12/31/2017	Balance on 01/01/2018
FINANCIAL ASSETS (Current / Noncurrent)
			79,613,681	69,128,733
Cash and cash equivalents	Loans and Receivables	Fair Value by means of Profit or Loss	792,252	792,252
Customers	Loans and Receivables	Amortized Cost	5,124,744	5,124,744
Loans and financing	Loans and Receivables	Amortized Cost	10,266,851	10,266,851
Rights to Reimbursement	Loans and Receivables	Amortized Cost	8,076,826	8,076,826
Financial Assets - Transmission (*)	Loans and Receivables	Amortized Cost	11,623,493
Financial asset - Generation	Loans and Receivables	Amortized Cost	4,659,487	4,659,487
Transmission Financial Asset (RBSE)	Loans and Receivables	Fair Value by means of Profit or Loss	38,238,015	39,376,560
Financial Assets - Amounts Receivable in Installment A	Loans and Receivables	Amortized Cost	832,013	832,013
			331,588	331,588
Bonds and Securities	Held until maturity	Amortized Cost	331,588	331,588

			7,350,863	7.350.863
Bonds and Securities	Measured at Fair Value by means of the Income	Fair Value by means of Profit or Loss	6,924,632	6,924,632
Derivatives	Measured at Fair Value by means of the Income	Fair Value by means of Profit or Loss	426,231	426,231

			3,950,774	3,950,774
		Fair Value by Means of
Investments (Equity Interest)	Available for sale	Other Income	1,418,659	1,418,659
		Results
Financial Assets - Distribution	Available for sale	Fair Value by means of Profit or Loss	2,532,115	2,532,115

(*) Transmission financial assets are now accounted for as contract assets in accordance with CPC 47/IFRS 15, as described in item (b) of this note.

Impairment of Financial Assets

At each balance date, the Company assesses whether the financial assets accounted for at amortized cost and the debt securities measured by VJORA are undergoing recovery problems. A financial asset has “recovery problems” when one or more events with a detrimental impact on the estimated future cash flows of the financial asset occur.

The provision for losses on financial assets measured at amortized cost is deducted from the gross carrying amount of the assets. For debt securities measured at VJORA, the provision for losses is booked under the income account and recognized in other comprehensive income.

The new model of impairment is applied to financial assets measured at amortized cost, contractual assets and debt instruments measured by VJORA, but is not applicable to investments in equity instruments.

Measurement of provisions for losses according to the following bases:

CPC48/IFRS 9
Debt Claim Losses Expected for 12 Months	Those deriving from possible events of default within 12 months after the base date
Expected Loss of Credit for a Lifetime	Those deriving from possible events of default along the expected life of a financial instrument.

The Company applied the simplified approach and calculated the expected loss, based on the expectation of default risk that occurs throughout the life of the financial instrument. It established a calculation matrix based on the loss rates estimated for each of the distribution companies’ customer segment (residential, industrial, commercial, rural, and public sector), which have risk characteristics in common.

A financial asset is considered by the Company as a in default when:

•	It is unlikely that the creditor fully pays its credit obligations to the Company, without resorting to actions such as the realization of bond (if any); or

•	The financial asset is expired in accordance with current rules of the Company.

The initial adoption of CPC 48/IFRS 9 generated impacts on the distribution segments, and transmission of the Eletrobras System in the amount of BRL 1,218,369, increasing the balance of retained earnings.

Hedge Accounting

According to CPC 48/IFRS 9, when applying this pronouncement for hedge accounting for the first time, an entity may choose whether to continue applying the hedge accounting requirements of CPC 38/IAS 39 or else the requirements of this standard.

The Company opted to continue the hedge accounting requirements of CPC 38/IAS 39. Therefore, there is no impact regarding said item of the new standard.

(b)	CPC 47/IFRS 15 – Revenues from Contracts with Customers

CPC 47/IFRS 15 establishes a new concept for revenue recognition, replacing CPC 30/IAS 18 Revenue, CPC 17/IAS 11 Construction Contracts and related interpretations.

The Company applied CPC 47/IFRS 15 using the cumulative effect method, with initial application as of January 1, 2018.

The standard establishes a five-step model, including (1) contract identification, (2) performance obligation identification, (3) transaction price ascertainment, (4) transaction price allocation, and (5) revenue recognition to ascertain when a revenue should be recognized, and by what amount. The model specifies that revenue should be booked when an entity transfers control of goods or services to customers at the amount that the entity expects to be entitled to receiving. Depending on whether certain criteria are met, revenue is recognized:

•	Over time, to reflect the performance of the entity in the best way possible; or

•	At a point in time, when control of the goods or services is transferred to the customer.

The standard establishes that the Company may only account for the effects of a contract with a customer when it is probable that it will receive the consideration to which it will be entitled in exchange for goods or services that will be transferred. Contracts executed with clients with long history of default, and that, for several reasons, have not had their energy supply discontinued, shall no longer have revenue booked. Transmission concession contracts were considered to be contractual assets and recorded in accordance with CPC 47/IFRS 15.

Revenue related to Energy Transmission Assets

Prior to the adoption of CPC 47/IFRS 15, the Company accounted for operating and maintenance revenue, construction revenue, and adjustment of the rate of return of transmission as separate items, and allocated the consideration (the Annual Income Allowed – RAP) for each revenue modality using the best of its knowledge at the time.

In accordance with CPC 47/IFRS 15, the Company assessed that there were two performance obligations in the electricity transmission concession contracts, namely, the construction of the necessary infrastructure for the transmission lines and the operation and maintenance of its availability.

Prior to the adoption of CPC 47/IFRS 15, the Company recognized financial transmission assets according to ICPC 01/IFRIC 12, even if the receipt of the total consideration was conditional on the performance of the services required to maintain the availability of the transmission grids.

According to CPC 47/IFRS 15, any consideration whose performance obligation has been executed and transferred to the client, but which is not yet due, should be recognized as a contract asset. Therefore, after the adoption of CPC 47/IFRS 15, the Company derecognized its transmission financial assets and new contract assets were recognized in the amounts of BRL 1,598,460 under current assets and BRL 12,513,811 under noncurrent assets. The difference between such balances was recorded in retained earnings amounting to BRL 2,485,587, on January 1, 2018.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs its activities transferring goods or services to the customer before it pays the consideration or before payment is due, a contract asset is recognized for the consideration that is unconditional.

Income from the Program of Incentive to Alternative Sources of Electric Energy – PROINFA

Among other aspects, CPC 47/IFRS 15 establishes guidelines which are different from CPC 30/IAS 18 for situations where the entity should consider whether it acts as principal or agent, i.e. when other parties are involved in the supply of goods or services to the customer of an entity, in which it should necessarily check if its performance obligation (the contract) is to directly provide the good or service (principal) or arrange for another party to provide the good or service (agent).

In the relationship established between Eletrobras and PROINFA’s agents/suppliers, the Company concludes that the suppliers have control of the energy they generate or have the capacity to generate and directly transfer energy control to consumers without any significant interference of Eletrobras. Therefore, in this case, Eletrobras is not in a position to determine or interrupt the power supply, unless the supplier does not meet the accreditation conditions established by the regulation that created PROINFA. In this sense, based on the requirements included under CPC 47/IFRS 15, the Company concluded that it acts as an agent, as it does manage to control the goods or services which are subsequently sold to the consumer, as shown above, thus changing the Eletrobras’ role, considering the conceptual changes in the “risks and benefits” model of the CPC30/IAS 18 standard, mainly for the disregard of credit risk and the lower emphasis on Eletrobras’ responsibility for accepting the generated energy source and qualification of the supplier accredited by it, as of January 1, 2018, the revenues, financial costs and revenues from said operations are being stated net under in the same account in the income statement.

In accordance with the transitional provisions of CPC 47/IFRS 15, the Company adopted the pronouncement retrospectively with recognition of the effects of the initial application on retained earnings.

The table below sums up the impacts, net of taxes, of the application of CPC 47/IFRS 15 and CPC 48/IFRS 9 on the accrued profits on January 1, 2018:

	Adoption CPC 47/IFRS 15 and CPC 48/IFRS 9

ASSETS	12/31/2017	Adjustments	01/01/2018
Contractual Asset of Transmission	-	13,748,933	13,748,933
Financial assets - Concessions and Itaipu	57,885,123	(10,284,275)	47,600,848
PCLD Customers	600,835	79,824	680,659
Others	114,489,401	-	114,489,401

TOTAL ASSETS	172,975,359	3,544,482	176,519,841

LIABILITIES

Deferred income tax and social contributions	8,901,931	1,016,813	9,918,744
Others	121,320,896	-	121,320,896

TOTAL LIABILITIES	130,222,827	1,016,813	131,239,640

Retained earnings	-	2,527,669	2,527,669
Others	42,752,532	-	42,752,532

TOTAL NET EQUITY	42,752,532	2,527,669	45,280,201

New standards without material effects on the consolidated financial statements.

In the current year, the Company applied a number of changes and new interpretations to IFRS’s and CPC’s issued by IASB and CPC, respectively, which became mandatory in the year starting January 1, 2018. These changes and annual improvements have not had material effects on the consolidated financial statements and are described below:

Revision IFRS 10/CPC 36 (R3) - Consolidated Statements and IAS 28/CPC 18 (R2) - Investments in Affiliate, Subsidiary and

jointly Controlled Enterprise

Clarifies that in a transaction between investors and associates or joint venture, the recognition of the gain or loss is dependent on the assets sold or contributed constitutes a business. The IASB update is only to make it clear that this choice should be made separately, for each associate or joint ventures at fair value, through the result. Applicable for annual periods starting on or after January 1, 2018:

Changes of ICPC 21/IFRIC 22 – Transaction in Foreign Currency and Advance

This interpretation assists in determining the transaction date when it occurs in foreign currency. Addressing how the "transaction date" should be defined in order to determine the exchange rate at the initial recognition of an asset, expense or income when the consideration of that item has been paid or received in advance in foreign currency, resulting in the recording of assets or non-monetary liabilities. Applicable for annual periods starting on or after January 1, 2018:

New Still Not Effective Standards and Interpretations

a)	IFRS 16/CPC 06 - Leases

CPC 06(R2)/IFRS 16 replaces existing leasing standards, including CPC 6 (r1)/IAS 17 Leasing Operations and ICPC 3 (which covers IFRIC 4, SIC 15 and SIC 27) - Complementary Aspects of Leasing Operations. The new abovementioned standard distinguishes between lease contracts and service contracts when an identified asset is controlled by a customer.

The CPC 06(R2)/IFRS 16 introduces a single model for the accounting of leases in the balance sheet for lessees. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. The lessor's accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

The Company, by means of its subsidiaries, stands as a lessee, and currently recognizes a line operating lease expense over the lease term, and recognizes assets and liabilities to the extent that there was a time difference between actual lease payments and recognized expenses.

The Company will recognize, as from the adoption of the new standard, new assets related to the right to use of lease assets and liabilities for its operating leases. The nature of the expenses connected to such leases will change because the Company will recognize the right-of-use asset depreciation expense or cost and interest expense on lease obligations, at a total amount different from that currently stated under the rent expense account, impacting the gross income, the operating income before financial income, the net income for the year, and other subtotals in the income statement.

The Company is currently in the process of implementing this standard and assessing the impact that the initial application of CPC 06 (R2)/IFRS 16 will have on the individual and consolidated financial statements. The Company is surveying the leasing contracts, ascertaining whether it holds the unconditional right to obtain substantially all the economic benefits of using the assets, and analyzing the applicable discount rates for the asset groups identified. To date, the Company has identified approximately 318 leasing contracts that are mostly related to leases of real estate for administrative use, vehicles and some office equipment.

Transition

As a lessee, the Company may apply a transition regime to adopt the standard using one: (i) retrospective approach; or (ii) modified retrospective approach with optional practical dossiers.

The Company intends to apply CPC 06 (R2) / IFRS 16 initially on January 1, 2019, using the modified retrospective approach, initially applying the effects of the initial adoption of the standard as adjustments to the opening balance of retained earnings without restatement of the information comparatives.

The Company intends to apply the practical strategy that allows non-application of the new CPC 06 (R2)/IFRS 16 standard for contracts that were not previously classified as leasing according to the former standard CPC 06(R1)/IAS 17. For lease contracts previously classified as operating leases (in accordance with the previous standard - CPC 06(R1)/IAS 17), assets and liabilities will be recognized at the date of initial application in accordance with CPC 06 (R2)/IFRS 16, considering:

The liability measured at the present value of the remaining lease payments discounted using the incremental loan rate of the lessee, considering a transaction of value, term, guarantees and other similar characteristics and;

The asset measured at the amount equivalent to the lease liability adjusted by the amount of any prepaid or accumulated lease payments related to that lease that was recognized in the balance sheet immediately before the date of the initial application.

The Company also intends to apply exemptions for short-term leases, leases for which the lease term ends within 12 months of the initial application date, and for items whose underlying asset is of low value, including small office furniture items, telephones and computers.

Additionally, the Company intends to adopt a single discount rate on the lease portfolio with fairly similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

Leases previously classified as finance leases

As the Company opted for the transition to this standard using the modified retrospective approach, for leases previously classified as finance leases, the Company will continue to record the right to use asset and the lease liability at the amount currently recorded and disclosed in the note.

ICPC 22 - Incerteza sobre Tratamento de Tributos sobre o Lucro (IFRIC 23 - Uncertainty over Income Tax Treatments)

This Interpretation clarifies how to apply the recognition and measurement requirements of CPC 32 when there is uncertainty about treatments of income tax on profit. The Interpretation makes it necessary that the Company: (1) ascertain whether uncertain fiscal positions are assessed separately or as a group; and (2) assess whether it is likely that the tax authority will accept the use of uncertain tax treatment, or proposed use by the Company. If so, the entity should determine its tax and accounting position in line with the tax treatment used or to be used in its income tax returns. If not, the Company should reflect the effect of the uncertainty in ascertaining its tax and accounting position. The Company is evaluating the impacts of adopting such new standard, considering that it will adopt the modified retrospective method in the event of its adoption.

c) Caveats and emphasis present in auditor's report

Financial Year Ending as of December 31, 2020:

Emphasis

Operational situation of the controlled companies and Joint Ventures

As mentioned in Note 20.3 and 20.6 to the individual and consolidated financial statements, subsidiaries Eletrobras Termonuclear SA (Eletronuclear) and Amazonas Geração e Transmissão SA (Amazonas GT) and affiliates Madeira Energia SA, Norte Energia SA, Enerpeixe SA, Teles Pires Participações SA and Chapecoense Geração SA have a significant excess of liabilities over current assets as of December 31, 2020. The circumstances of the subsidiaries and affiliates demonstrate the need to maintain financial support from third parties, the Company and / or other shareholders. Our opinion is not qualified due to this matter.

Eletronuclear is currently in the process of resuming work on the Angra 3 plant, with Eletrobras making major investments in 2020 in that company of approximately R $ 1.052 million and 2.447 million for 2020 and 2021 respectively. The aim is to make the conclusion of the undertaking viable by means of an international public call according to the model proposed by the BNDES and approved by the CPPI with segregation of financial and engineering risks.

It should also be noted that on February 4, 2021, Law No. 14,120 / 21 (“Law”) for the conversion of Provisional Measure 998 was enacted. Among other measures, the Law allows for the revision of the price of contracting the energy to be generated by the Angra 3 Thermonuclear Plant (“UTN Angra 3”) and establishes a legal framework for several issues related to the undertaking, providing legal certainty for investing in the plant's resumption. The reference price for energy from UTN Angra 3 will be updated by the National Bank for Economic and Social Development - BNDES, which has already been working on the financial and contractual restructuring of the project, and will take into account the maintenance of the economic and financial viability of the project, contracting of financing under market conditions and respect for reasonableness and low tariffs.

The actions above aim at Eletronuclear's economic and financial balance.

Amazonas GT should be incorporated by 2022 in Eletronorte, as part of the cost reduction process and structure of the Eletrobras System. In January 2021, an attempt was made to resolve the issue of improvement of the economic and financial situation through the National Electric Energy Agency - Aneel, within the scope of public consultation number 077/2020, however, there was no approval of the amendment to the purchase contracts of Energia, entered into with Independent Energy Producers - PIEs and the subsidiary Amazonas Geração e Transmissão de Energia SA (Amazonas GT), under the terms proposed by Amazonas GT. The totality of the energy purchased from the PIEs is delivered to the privatized distributor Amazonas Energia Distribuidora de Energia SA (“Amazonas Energia”), with the transfer of the total generation costs, including fuel costs, in view of the fact that these contracts are passed through, with no gains for the Amazonas GT. Amazonas GT's proposal was to change the energy purchase contracts of PIEs, currently 100% (one hundred percent) inflexible, to an availability regime, 100% flexible and with variable unit cost - defined CVU, to be dispatched in order of merit when the CVU was lower than the PLD or to meet electrical restrictions in the State of Amazonas.

Such a proposal would adapt the contracted volume to the needs of Amazonas Energia and the Manaus System, reducing the over-contracting of the distributor and the dispatch of PIEs with high CVU, contributing to reduce the default of Amazonas Energia with Amazonas GT. Aneel granted a period of 60 (sixty) days to send the drafts of the addendum terms to the Electricity Purchase and Sale Contracts - CCVEEs and Supply Contracts - CSEs, which must be signed by the parties involved. Some conditions were established for the agency's validation, such as the total generation costs related to the additions to the CCVEEs cannot exceed the costs resulting from the current operation and the additive terms must already accommodate any adjustments with a view to maintaining the economic and financial balance of the contracts. . Q Amazonas GT, Eletronorte and Eletrobras holding are analyzing the effects of said decision and also starting work to meet the deadline granted by Aneel.

The Company also holds stakes, through its subsidiaries, in the SPEs mentioned in the above emphasis. Eletrobras monitors their performance and seeks, through its minority stake in these projects, to improve their performance together with the other partners.

Financial Year Ending as of December 31, 2019:

Emphasis

Operating status of subsidiaries and jointly-controlled ventures, as referred to in Note 15.8 to the individual and consolidated financial statements, subsidiary Amazonas Geração e Transmissão de Energia S.A. posts continuous losses in their operations, unsecured liabilities and excess of liabilities on current assets. Subsidiary Eletrobras Termonuclear S.A. (Eletronuclear) and jointly-controlled investees Madeira Energia S.A., Norte Energia S.A., ESBR Participações S.A. and Teles Pires Participações S.A. post material excess of liabilities on current assets as of December 31, 2019. The circumstances of the subsidiaries and jointly-controlled ventures prove the need to maintain the financial support by third-parties, by the Company and/or by other shareholders. Our opinion is not limited to this matter.”

Amazonas GT is a company of the Eletrobras System, whose shares were transferred in 2020 from the Holding Company to Eletronorte as part of a process to optimize the Company’s corporate structure.

In the case of Eletronuclear, another subsidiary of the Eletrobras System, its recovery depends on the decision on the Angra 3 Plant, which, as disclosed by the Company, is in the final study phase for definition of the corporate structuring model.

With regard to the Special Purpose Companies in which the Company holds an equity interest, Eletrobras monitors their performance and seeks, through its minority interest in said projects, to improve their performance together with the other partners.

Financial year ending as of December 31, 2018

Emphasis

As referred to in Notes 14 and 33 to the individual and consolidated financial statements, the subsidiary Amazonas Geração e Transmissão de Energia S.A. posts continuous losses in its operations, unsecured liabilities, and negative working capital, the subsidiary Eletrobras Termonuclear SA (Eletronuclear) records negative working capital, and the jointly controlled investees Madeira Energia S.A., Norte Energia S.A., ESBR Participações S.A., and Teles Pires Participações S.A. have material negative working capital as of December 31, 2018.

As described in Notes 1 and 46 to the individual and consolidated financial statements, the subsidiary Amazonas Distribuidora had its privatization auction held on December 10, 2018. The Company expects the actual sale of this distribution company to be concluded with the execution of the share purchase and sale agreement, according to the schedule established in the privatization auction.

The operating continuation of the subsidiaries and jointly-controlled companies referred to above depend on the maintenance of the financial support by third party, the Company and/or the other shareholders and/or the accomplishment of the process of return to private sector referred to above. Our opinion is not limited to these matters.

The Company maintains investments in the controlled companies and SPEs referred to in the above emphasis, which have been investing significant amounts. These investments, according to the investees' estimates, should be absorbed by the future revenues generated by the projects. The values of some of these projects already have values of realizable assets adjusted by impairment provisions.

10.5 – The officers are expected to appoint and comment on critical accounting policies adopted by the issuer, exploring, in particular, accounting estimates made by the administration on matters of uncertainty relevant to the description of the financial situation and results, such estimates which require subjective or complex judgments, such as in the case of: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of noncurrent assets, pension plans, adjustments for foreign currency conversion, environmental recovery costs, criteria for impairment testing of assets and financial instruments

In applying the accounting policies, the Company’s Management must make judgments and prepare estimates regarding the accounting values of revenues, expenses, assets and liabilities, as well as the disclosures in the notes to the financial statements.

The estimates and respective premises are based on historical experience and other factors considered relevant. The estimates and underlying premises are continuously revised. The effects resulting from the revisions of the accounting estimates are recognized in the period in which they are revised, if the revision only affects the current period, or also in subsequent periods, if the revision affects current and future periods.

Even if these estimates and premises are permanently monitored and reviewed by the Company’s Management and that of its subsidiaries, their effect on the accounting value of revenues, expenses, assets and liabilities are inherently uncertain, since they stem from the use of judgment. As a consequence, the Company may undergo effects due to the inaccuracy in said estimates and judgments that are substantial in future periods, which may have a material adverse effect on its financial condition, on the results of its activities and/or on its cash flows.

Below are found the main assumptions for the accounting estimates assessed as most critical by the Company’s Management and that of its subsidiaries, with respect to the future and other primary sources of uncertainty used, which could lead to significant adjustments of the book values of assets and liabilities in subsequent years:

Deferred Fiscal Assets and Liabilities

Estimates for future taxable earnings (the basis for analysis of realization of net deferred tax assets) are based on the annual budgets and the strategic plan, both which are periodically reviewed, and on the history of profitability. However, future taxable earnings may be greater or less than the estimated used by the Administration when determining whether or not there is a need to record the amount of the deferred tax asset. (Note 14.2)

Provision for Impairment of Long-lived Assets

The Company's Management considers assumptions and technical data for the preparation of the asset recovery ascertainment test. In this practice, assumptions are applied, based on the historical experience in the management of the asset, set of assets or cash generating unit, and the valuation practices commonly used in the market. Such premises may not occur in the future, including estimated economic useful lives. At present, the useful life adopted by the Company is in accordance with the practices specified by the ANEEL, applicable to assets connected to public electricity concessions, which may vary as a result of the periodic analysis of the useful life of the assets.

Several uncertain events also comprise the assumptions used by the Company, including: future tariffs for the purchase and sale of electricity; date of operational start of projects under construction; the growth rate of economic activity in the country; and availability of water resources; in addition to those inherent to the end of the public electricity service concession terms, especially regarding the amount of their reversal at the end of the concession term. At this point, an assumption adopted that the compensation is provided for under contract.

Provision for Asset Demobilization

The Company recognizes a provision for obligations with the deactivation of assets connected to its thermonuclear plants. In order to ascertain the provision amount, assumptions and estimates are made with regard to the discount rates, at an estimated cost for the decommissioning and removal of all plants from sites, and the expected time of said costs (Note 34). The estimate of the costs is based on the legal, regulatory and environmental requirements for the decommissioning and removal of all plants, as well as the prices of products and services to be used at the end of useful life.

Actuarial Obligations

The recorded actuarial obligations are determined using actuarial calculations prepared by independent actuaries based on the expected life of the participant, average age of retirement, and inflation. Nevertheless, the actual future results of the benefits could be different from current results and those recorded in the books (Note 32).

Provisions and Contingent Liabilities

Provisions for labor, tax and civil risks are recognized when there are existing (legal or presumptive) obligations resulting from past events, and their settlement is likely, given that amounts can be reliably estimated based upon judgment of Management and the internal and external legal counsels. The provisioned amounts are recorded based on the cost estimates of the outcomes of said contingencies. Contingent risks with possible expectation of loss are disclosed by Management, and no provision is recorded. This assessment is supported by the judgment of the Administration, together with its legal advisors, considering the jurisprudence, the initial and superior court rulings delivered, the history of any agreements and decisions, the experience of the Administration and its legal advisors, as well as other applicable aspects (Note 33).

Provision for Estimated Loss in Doubtful Credits – PECLD

The Company adopted the simplified approach and calculated the expected loss based on the expected default risk that occurs over the useful life of the financial instrument, in accordance with IFRS 9, which established a calculation matrix based on the expected loss rates of the other parties.

A financial asset is considered in default when: (i) it is unlikely that the creditor fully pays its credit obligations to the Company without resorting to efforts such as collateral (if any); or (ii) the financial asset has expired pursuant to the current rules.

Assessment of Financial Instruments

The Company’s Management uses valuation techniques which include information that is not based on observable market data to estimate the fair value of certain kinds of financial instruments, such as future expected contractual flows, terms for receipts of said flows, and discount rates. Note 42 presents information on the main assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. The Administration of the Company and its subsidiaries believes that the valuation techniques selected and the assumptions used are adequate to determining the fair value of financial instruments.

Onerous Contracts

The Company and its subsidiaries use assumptions relating to the economic costs and benefits of each contract to determine whether or not any onerous contracts exist. In the case of long-term commitments such as purchase and sale of energy, an estimate critical to ascertain the amount of provision for future sale under agreement is the PLD considered in cash flows, given that the Company uses the historical average PLD approved by the Company’s Management as the assumption to calculate the provision for onerous contracts, as well as the discount rate used for cash flows. The actual values of the LDP and/or elements considered within the discount rate over the years may be higher or lower than the assumptions used by the Company. In addition, the Company evaluates whether there are onerous contracts in concessions wherein the current expected cost for operation and maintenance is not fully covered by revenue (Note 31).

Assessment of the Contractual Transmission Assets

The Company’s transmission assets are treated under the scope of CPC 47 - Revenue from Client Contracts and classified as contract assets. All transmission concessions of the Company and its subsidiaries are classified according to the contractual asset model, according to CPC 47 - Revenue from Contract with Client (IFRS 15). The contractual asset originates to the extent that the utility meets the obligation to build and implement the transmission infrastructure, the revenue being recognized over the project time, however the receipt of cash flow is conditioned to the fulfillment of the performance obligation of operation and maintenance. Monthly, as the Company operates and maintains the infrastructure, the portion of the Contractual asset equivalent to the consideration of said month to meet the construction performance obligation becomes a financial asset, since nothing more than the passage of time will be required for such amount to be received.

The value of the Company’s contractual assets and its subsidiaries is substantially formed by means of the present value of its future cash flows. The future cash flow is estimated at the beginning of the concession, or on its extension and is reassessed at each Periodic Tariff Review (RTP).

The Company's Management used the following main assumptions to evaluate the contractual transmission assets:

•	RAP established under the concession agreement (Bid auction or renewal of concession);
•	Forecasted investment curve attached to the concession agreement, depreciation rate considered in the concession agreement;

•	Implicit rate of return of the contract obtained after pricing the margins by the expected RAP flow at the time of renewal or contractual conclusion compared to the expected or realized investment flow;
•	Margin attribution from Eletrobras’ Weighted Average Cost of Capital (WACC) with increased risk by operation and construction component;
•	Inclusion of the Variable Plot (PV) as a risk criterion based on the history ascertained.

Estimated Incremental Leasing Rate

Current leases do not have their implicit interest rate readily identifiable, which is why the Company considers the incremental rate on loans to measure lease liabilities. The incremental rate is the interest rate that the Company would have to pay when taking out loans, for a similar term, to obtain the necessary resources for the purchase of assets with pricessimilar to the right-of-use asset in a similar economic environment. The Company obtains specific fees that cover the remaining term of each contract. As ascertaining the interest rate inherent in the lease is not possible, the Company estimates the cost of financing the lessee to ascertain the discount rate for the leases.

Ascertainment of the Useful Life of Assets

Depreciation is recognized based on the estimated useful life of each asset using the straight-line method, so that the cost less its residual value after its useful life is fully written off. The Company considers that the estimated useful life of each asset is similar to the depreciation rates established by ANEEL, which are considered by the market to be acceptable for adequately expressing the useful life of assets.

Assets held through finance leases are depreciated over their expected useful lives in the same way as their own assets or for a shorter period, if applicable, according to the terms of the lease agreement in question.

Ascertainment of Control

In some circumstances, judgment is required to ascertain whether, after considering all relevant factors, the Company has control, joint control or significant influence over an entity. Significant influence includes situations of collective control.

10.6 – Relevant items not shown in the financial statements

a) assets and liabilities held by the Company, directly or indirectly, which do not appear in its balance sheet (off-balance sheet items), such as: i) operating leases, assets and liabilities; ii) receivables over which the entity maintains risks and responsibilities, indicating the respective liabilities; iii) future contracts for purchase and sale of products or services; iv) contracts for unfinished construction; and v) contracts for future financing receipts.

All assets and liabilities held by Eletrobras are recorded in the balance sheet. Eletrobras does not maintain any operation, contract, obligation, or other types of commitments in companies whose financial statements are not consolidated with its or other operations capable of generating a material effect, present or future, on its results or on its equity or financial situation, revenue or expenses, liquidity, investments, cash on hand, or any others not recorded in its financial statements. Therefore, there are no assets or liabilities held by Eletrobras that do not appear in the balance sheet or disclosed in notes, which is the case of lawsuits with likely and remote risk classification.

b) Other items not shown in the financial statements

There are no other relevant items not shown in the consolidated financial statements of Eletrobras.

10.7 – COMMENTS ABOUT OTHER ITEMS NOT SHOWN IN THE FINANCIAL STATEMENTS

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

a)       how such items alter or could alter revenue, expenses, operating results, and financial expenses, or other items from the financial statements of the issuer

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

b) nature and purpose of the operation

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

c)       nature and total amount of obligations assumed and rights generated in favor of the issuer as a result of the operation

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

10.8 - BUSINESS PLAN

a) investments, including: i) quantitative and qualitative description of investments underway and planned investments; ii) sources of financing for investments; iii) relevant divestitures underway and planned divestitures.

Capital Investments

(i) Investments foreseen in 2021-2025 PDNG total BRL 41.1 billion, BRL 15.3 billion of which referring to investments in Angra 3 Nuclear Power Plant project in said five-year period, to be carried out by the subsidiary Eletronuclear.

Out of these BRL 41.2 billion, BRL 38.3 billion account for corporate investments, referring to the Generation, Transmission, Environmental and Infrastructure segments, and about BRL 2.8 billion refer to disbursements from Subsidiaries in SPE’s.

(ii) Corporate investments in the Generation and Transmission segments amount to BRL 39.1 billion for the 5-year period, of which 72.1% are expected to be made with own resources, and 28.1% with Third Party Resources, as shown in table below:

		2021	2022	2023	2024	2025	2021-2025
Source of Investment BRL Thousand		7,561,288	9,703,294	8,889,997	7,688,867	5,290,042	39,133,488
Generation	Total Generation	5,064,666	6,795,682	6,515,942	5,822,132	3,951,786	28,150,209
	Own Funds	2,225,233	2,727,667	2,376,631	1,934,611	1,110,378	10,374,519
	To Be Contracted	2,793,796	3,779,733	3,559,606	3,245,670	2,267,387	15,646,192
	Third Party - Under Negotiation	45,637	288,282	579,705	641,851	574,022	2,129,497
	Third Party - Contractor	-	-	-	-	-	-
Transmission	Total Transmission	2,496,622	2,907,612	2,374,055	1,866,735	1,338,255	10,983,279
	Own Funds	1,951,858	1,696,343	1,706,620	1,804,594	1,338,255	8,497,671
	To Be Contracted	544,764	1,211,269	667,434	62,141	-	2,485,608
	Third Party - Under Negotiation	-	-	-	-	-	-
	Third Party - Contractor	-	-	-	-	-	-

(iii) PDNG 2021-2025 provides for the sale of interests in affiliated companies, to have a more active management of the portfolio of affiliate interests, enabling financial gains for the Company, to evaluate the possibility of changing shares of affiliates encumbered with legal proceedings, releasing such shares for sale.

The market value of the shares that are the object of sale totals approximately BRL 3.5 billion.

Five SPE sales operations were concluded (Centro-oeste, MTE and Mangue Seco 2, Hermenegildo I, II and III, Santa Vitória do Palmar and Chuí IX); 8 SPE’s were closed (Energia Olímpica, Carnaúba I, II, III and V, Cervantes I and II, and Punaú I); and the merger of SPE TDG, and the expectation of merging TSBE with CGT Eletrosul.

For the period from 2021 to 2025, investments of approximately BRL 41.1 billion are foreseen in the Company’s Business Plan, an increase of 27% compared to the five-year period 2020-2024.

The following figure shows investments per business for the period:

Values in BRL Thousand	2021	2022	2023	2024	2025	2021-2025
Corporate	6,814,192	9,579,807	8,673,376	7,770,336	5,441,438	38,279,149
Generation	4,311,025	6,324,734	6,047,338	5,620,892	3,838,302	26,142,292
Expansion	359,802	1,019,844	654,667	439,145	64,111	2,537,569
Angra 3	2,813,366	3,459,548	3,473,688	3,267,353	2,289,895	15,303,849
Maintenance	1,137,857	1,845,343	1,918,982	1,914,394	1,484,297	8,300,873
Transmission	1,819,546	2,843,112	2,305,055	1,864,235	1,335,755	10,167,703
Expansion	124,894	119,139	126,386	158,972	144,628	674,019
Reinforcements and Improvements	1,378,398	2,332,312	1,997,521	1,602,590	1,114,989	8,425,810
Maintenance	316,254	391,661	181,148	102,673	76,138	1,067,874
Other (I + A)	683,621	411,961	320,983	285,209	267,380	1,969,154

SPE total	1,430,717	535,448	537,604	203,739	115,984	2,823,492
Generation	753,641	470,948	468,604	201,239	113,484	2,007,916
Transmission	677,076	64,500	69,000	2,500	2,500	815,576

Total Investment	8,244,909	10,115,255	9,210,980	7,974,076	5,557,422	41,102,642

(I + A) = Infrastructure and Environment

Amounts in BRL million

Source: 21-25 PDNG - DFPP

It is observed that, out of this total of corporate investments, approximately BRL 15.3 billion (37.2%) are foreseen for the construction of the Angra 3 Nuclear Power Plant project. For the maintenance, reinforcement and improvement of the generation and transmission assets of corporate investments, BRL 17.8 billion will be invested, of which 22.9% refer to generation and 26.2% to transmission.

BRL 2.8 billion will be invested in SPE’s, of which 4.9% refer to generation disbursements, and 2.0% to transmission disbursements.

Investments Made

The total investments made by the Eletrobras System in 2020 were BRL 3,122 million, which accounts for 59.1% of the year’s budget. Out of this total, BRL 3,008.4 million refer to corporate expenses and BRL 113.7 Million were spent in partnerships. The funds were distributed in the following segments: BRL 1,802 million in Generation, BRL 1,051 million in Transmission, and BRL 269 million in others (Infrastructure and Environmental Quality). Compared to 2019, there is an increase of 25.2% in total corporate investment in the Generation segment, and an increase of 11.3% in the Transmission segment.

The 2020 realizations are in accordance with the legal limit established by the Global Expenditure Plan and Ministry of Economics Ordinance No. 407/2020, as well as Law 13,978/2020.

Investments Made Table 1

(In BRL Million)

Investment (Corporate + Partnerships)	Budgeted 2020	% 2020	Accomplished 2020	Accomplished 2019	Accomplished 2018
Generation	2,869	63%	1,802	2,049	2,214
Corporate Implementation	1,108	98%	1,082	703	593
Corporate Expansion	263	84%	222	190	84
Maintenance	822	52%	424	487	351
Expansion of SPEs	676	11%	74	669	1,186
Transmission	2,009	52%	1,051	1,068	1,430
Corporate Implementation	7	200%	14	3	18
Expansion and Reinforcements and Improvements	1,212	52%	631	691	1,042
Maintenance	657	56%	366	203	293
Expansion of SPEs	133	30%	40	171	77
Distribution	-	-	-	-	756
others(1)	408	66%	269	211	200
Total	5,286	59%	3,122	3,328	4,600
(1) Other: Research, Infrastructure, Environmental Quality

2020 Highlights

Generation: investments of BRL 1,802 million

•	Angra-3 Nuclear Power Plant, of Eletronuclear: BRL 1,049 million, which accounts for 99.7% of the total budgeted for 2020, referring to the resumption of works. This was possible after the payment of funds by Eletrobras by means of Advances for Future Capital Increase (AFACs).
•	Santa Cruz Thermal Power Plant, of Furnas: BRL 214 million, which accounts for 93% of the total budgeted for 2020. This amount was used to purchase equipment, electromechanical assemblies and install new plant components. Cold commissioning was also carried out (tests and grid adjustments and performance of functional tests on equipment and systems).
•	Parque Eólico Casa Nova A, of Chesf: BRL 19 million in 2020, going into operation in December 2020.
•	Generation Maintenance: total realization was 52% of the total forecast, with a highlight of BRL 90 million from a budget of BRL 104 million from Furnas.

Generation: Non-execution of BRL 1,067 million

In maintenance of Generation, there were major impacts attributed to Covid-19, affecting the level of investments, such as delays in the delivery of equipment and delays in bidding processes.

•	Candiota Power Plant, by CGT Eletrosul: total investment of BRL 13 million from a budget of BRL 50 million, as the procurement processes were hampered due to suppliers’ difficulties in making deliveries and the significant foreign exchange change, given that equipment is imported. The plant was shut down from June to November due to the critical problem with the turbine/electric generator set.
•	Angra 1 and 2 Power Plants: total investment of BRL 215 million from a budget of BRL 459 million, which enabled the activities at the plants to remain at a sufficient level to ensure the quality and safety of the operation. Owing to the pandemic, the development of projects in progress and/or to be initiated were affected by the relay or teleworking regime practiced by the staffs. There were also problems with suppliers and service agreements that used foreign labor.

SPE’s - standstill programs offered by financial institutions have improved the SPEs’ cash position, reducing the need for investments, totaling BRL 650 million by Eletrobras Companies. Furnas made investments in Holding Brasil Ventos for a total of BRL 22 million (23% of the total budget) to meet SPE costs and expenses and in the subsidiaries Baleia and Punaú, to cover the reimbursement of studies and, in Itaguaçu da Bahia, to Aneel’s penalty payment connected to energy outsourcing. SINOP and ESBR – Jirau did not demand disbursements, previously estimated at BRL 202 million due to the adhesion to the standstill. Teles Pires also joined the standstill but received disbursements totaling BRL 29 million to cover the deficit (payment of debentures). With the sale of the Campos Neutrais Wind Complex by the Holding, the expected total investments of BRL 91 million were not necessary.

Transmission: investments of BRL 1,051 Million

Investments in Expansion, Reinforcements and Improvements accounted for 62% of Corporate Investment in the segment.

•	Chesf: made a total of BRL 113 million out of a budget of BRL 157 million for the Expansion of the Chesf Transmission System, whose main works in progress are the projects in LT 230 kV Russas II; Banabuiú C2 and LT 230 kV Pau Ferro; Santa Rita II and SE Santa Rita II - 230/69 kV.
•	Transmission SPE’s: investment of BRL 39 million in Mata de Santa Genebra, in Furnas. With the pandemic, SPE joined the standstill on the need for investments only by end of the year.

Transmission: NON-EXECUTION of BRL 958 million

The divestments in the Transmission segment, including maintenance, were a result of Covid-19, due to supplier delays, in addition to problems with labor, preventive measures, bidding processes owing to high exchange rates, and obtaining environmental licenses. There were also delays and absences from Aneel authorizations, delays in bidding processes, optimization of costs resulting in less disbursement, and commissioning, among others.

•	Chesf Transmission System Reinforcements and Improvements: total investment of BRL 128 million from a budget of BRL 419 million.
•	Maintenance of the Electricity Transmission System in the Southeast and Midwest Regions of Furnas: total investment of BRL 85 million out of a budget of BRL 328 million.

•	Start of works on the SE Cotegipe project - 5th TR 230/69 kV - 100 MVA, from Chesf: it underwent an impact due to problems in obtaining a construction permit.
•	Reduction in the pace of the works: sectioning of busbar in the SE Recife II until demobilization of the contractor in the Sectioning project of LT 230 KV Banabuiú/Fortaleza to SE Aquiraz C1 and C2.
•	SPE Transmissora Delmiro Gouveia: an investment forecast of BRL 40 million did not occur, since it was merged into Chesf in May 2020. Eletronorte did not contribute the BRL 47 million scheduled to Transnorte Transmissora de Energia, due to the lack of environmental licensing. Additionally, Eletronorte is awaiting decision on the petition for economic and financial rebalancing.

Our investments in affiliated and controlled companies are listed in note 20 to the 2020 Consolidated financial statements.

Strategic planning

On August 1, 2020, Eletrobras released its 2020-2035 Strategic Plan to the market, where Sustainability is the premise that governs the Company’s guidelines, strategies and processes, and its entire business-making.

The Company’s current position, different from the previous Strategic Plan, due to the agility with which changes are taking place in the most diverse spheres: social, environmental, conjunctural, structural; with a strong tendency to decarbonization; diversification of sources; increase in distributed generation; technological disruption; accelerated scanning; the way in which Brazil will evolve socioeconomically; and, consequently, the evolution of the demand for electricity. These and other trends in the electricity industry have led to adjustments in the way the company should operate, which has resulted in such new positioning.

The new 2020-2035 Strategic Plan, in addition to defining a new corporate identity ─ Purpose, Vision and Values ─, establishes a set of guidelines and objectives aimed at the growth and streamlining of Eletrobras and in line with the new trends in the energy industry.

Strategic planning 2020-2035	Figure 2

PURPOSE	FUTURE VISION	PRINCIPLES
We put all our energy into the sustainable development of society.	To be an innovative clean energy company, recognized for its excellence and sustainability.	• Respect for people and life; • Ethics and Transparency; • Excellence; • Innovation; • Collaboration & recognition.

The figure below presents the strategic transformation challenge that Eletrobras proposes in this period:

Strategic Guidelines	Figure 3

BUSINESS PERFORMANCE
VALUE & INVESTMENT	»	To multiply the creation of value and expand the company’s investment capacity
BUSINESS
G&T EFFICIENCY	»	To create value by increasing the efficiency of G&T assets
G&T EXPANSION	»	To cement its leadership in G&T with a focus on clean energy
TRADING	»	To achieve leadership in marketing with attractive margins and risk management efficiency
NEW BUSINESSES	»	To invest in new businesses focused on energy participating in the consolidation of the industry (M&A)
GOVERNANCE, MANAGEMENT AND CRITICAL CAPACITIES
CULTURE & PEOPLE	»	To develop a culture of high performance and excellence in people management, with meritocracy
GOVERNANCE	»	To achieve excellence in Governance, Risk Management and Internal Controls (GRC)
MANAGEMENT	»	Focus the company's management on creating value and increasing competitiveness
INNOVATION AND DIGITAL TRANSFORMATION	»	To take a leading role in innovation and further the digital transformation of business and management processes

The Strategic Plan is unfolded in the Business and Management Steering Plan (PDNG), updated annually, with a five-year horizon. In December 2020, 2021-2025 PDNG was approved by the Board of Directors, which is a natural update of the 2020-2024 PDNG.

Among the main initiatives developed to achieve the goals established in 2020-2024 PDNG, we highlight the following main achievements:

GOALS ACHIEVED IN 2020

EFFORT	MAIN ACCOMPLISHMENTS OF 2020
Implementation of PBZ	• Gains of BRL 281.6 million to the budget of Eletrobras Companies
Implementation of the High-Performance Culture No. of Material Weaknesses	• The contracted external consulting firm concluded the methodological framework and diagnosis of the organizational culture of Eletrobras and its subsidiaries
Rationalization of Equity Interests

• 5 SPE sales completed (Centroeste, MTE and Mangue Seco 2, Hermenegildo I, II and III, Santa Vitória do Palmar, Chuí IX)

• 8 SPE’s closed (Energia Olímpica, Carnaúba I, II, III, V, Cervantes I and II and Punaú I)

• Merger of SPE’s TDG and TSBE by CGT Eletrosul

Dimensioning of the Quali-Quantitative Framework - 2nd phase	• Organizational restructuring of Holding and companies to be implemented in 2021 defined
Occupational Health and Safety Program	• Hiring of consulting firm specialized in Occupational Safety and Health
Angra 3 Project

• Approval by the Board of the Investment Partnership Program (CPPI) of the report issued by BNDES, with recommendation of the business model to be adopted for the conclusion of the Angra-3 Plant.

• Eletronuclear’s capital increase in the amount of BRL 1,886 million through conversion of Future Capital Increase (AFAC) credits amounting to BRL 850 million and financing credits amounting to BRL 1,036 million, both belonging to Eletrobras

• Approval of the critical path acceleration plan, with approval of new AFAC’s for Eletronuclear in the amounts of BRL 1,052 million and BRL 2,447 million for 2020 and 2021, respectively

•	Strategic Guidelines and Goals

Similarly to 2020-2035 PE, 2021-2025 PDNG establishes guidelines and objectives on relevant topics for the company to overcome market challenges.

Main Strategic Guidelines of the 2021-2025 PDNG

2021-2025 PDNG unfolds the Strategic Guidelines into Strategic Objectives to which efforts that will be developed over the period, to accomplish the Plan, are linked. All Strategic Guidelines are associated with indicators with goals established to be achieved year by year, covering the period of the Plan.

Indicators and Goals of Strategic Guidelines

The investment forecast for the 2021-2025 PDNG period totals more than BRL 41 billion, segmented as follows:

2021-2025 PDNG Investment

(In BRL thousand)

	2021	2022	2023	2024	2025	2021-2025
Corporate	6,814,192	9,579,807	8,673,376	7,770,336	5,441,438	38,279,149
Generation	4,311,025	6,324,734	6,047,338	5,620,892	3,838,302	26,142,292
Expansion	359,802	1,019,844	654,667	439,145	64,111	2,537,569
Angra 3	2,813,366	3,459,548	3,473,688	3,267,353	2,289,895	15,303,849
Maintenance	1,137,857	1,845,343	1,918,982	1,914,394	1,484,297	8,300,873
Angra I and II1	537,322	716,991	918,580	997,192	876,750	4,046,835
Other	600,535	1,128,352	1,827,124	917,202	1,396,622	4,254,038
Transmission	1,819,546	2,843,112	2,305,055	1,864,235	1,335,755	10,167,703
Expansion	104,894	0	0	0	0	104,894
LT Auction[2]	20,000	119,139	126,386	158,972	144,628	569,125
Reinforcements & Improvements	1,378,398	2,332,312	1,997,521	1,602,590	1,114,989	8,425,810
Maintenance	316,254	391,661	181,148	102,673	76,138	1,067,874
Other (I + A) [3]	683,621	411,961	320,983	285,209	267,380	1,969,154
SPE Total	1,430,717	535,448	537,604	203,739	115,984	2,823,492
Generation	753,641	470,948	468,604	201,239	113,484	2,007,916
Transmission	677,076	64,500	69,000	2,500	2,500	815,576
Grand Total[4]	8,244,909	10,115,255	9,210,980	7,974,076	5,557,422	41,102,642

1 - This investment includes the maintenance of THE ANGRA I and II UTNs and also the extension of the useful life of UTN Angra I

2 - The investment provided for in THE Auction is subject to the gain of the auctions.

3 - The acronym I + A refers to investments in infrastructure and environment.

4 - The reported values refer to the scenario without capitalization.

Corporate investments in the Generation and Transmission segments total BRL 39.1 billion for the 5-year period, of which 72.1% are expected to be made with own resources and 28.1% with Third Party Resources, as shown below:

Source of Funds						Table 4 (Current Amounts - BRL Thousand)
		2021	2022	2023	2024	2025	2021-2025
Source of Investment BRL Thousand		7,561,288	9,703,294	8,889,997	7,688,867	5,290,042	39,133,488
Generation	Total Generation	5,064,666	6,795,682	6,515,942	5,822,132	3,951,786	28,150,209
	Own Funds	2,225,233	2,727,667	2,376,631	1,934,611	1,110,378	10,374,519
	to be Contracted	2,793,796	3,779,733	3,559,606	3,245,670	2,267,387	15,646,192
	Third Party - Under Negotiation	45,637	288,282	579,705	641,851	574,022	2,129,497
	Third Party - Contractor	-	-	-	-	-	-
	Total Transmission	2,496,622	2,907,612	2,374,055	1,866,735	1,338,255	10,983,279
Transmission	Own Funds	1,951,858	1,696,343	1,706,620	1,804,594	1,338,255	8,497,671
	to be Contracted	544,764	1,211,269	667,434	62,141	-	2,485,608
	Third Party - Under Negotiation	-	-	-	-	-	-
	Third Party - Contractor	-	-	-	-	-	-
Amounts referring to investments in corporate G&T and SPE’s, except FEN, FESC and acquisition within the group.

Considering the entire period covered by the 2020-2035 Strategic Plan, the total investment in expansion of Generation and Transmission in the scenario without capitalization is BRL 95.3 billion and BRL 201.9 billion, considering the capitalization scenario.

b) purchase of plants, equipment, patents or other assets that should materially influence the productive capacity of the Company.

Eletrobras System, on December 31, 2020, consisted of the Holding and seven subsidiaries, six of which were operational, 50% of the interest of Itaipu Nacional, the Electric Energy Research Center (Cepel) and the company of Participações Eletropar. Eletrobras also has an equity interest in 94 Special Purpose Entities (SPE’s) in Brazil ― being 69 generation SPE’s, 20 transmission SPE’s, and three service SPE’s ―; two power generation plants abroad ― Rouar and Inambari ―; and 25 affiliate companies.

•	Corporate Changes

In accordance with the guidelines of its strategic planning, Eletrobras has sought, in recent years, to rationalize the shareholdings portfolio. In December 2016, the company held interest in 178 SPEs. Since then, 11 SPE’s have been closed; there was merger of 20; there was reduction of two (02), by means of an exchange with a member; and there was sale of 51 SPE’s, yielding more than BRL 2.2 billion for the Company’s cash. Among these operations, 42 took place in 2020. With this, Eletrobras ended the fiscal year 2020 with a total of 94 SPE’s, that is, a decrease of 84 SPEs compared to December 2016.

The SPE Rationalization Project will continue with the 2021-2025 Business and Management Steering Plan (PDNG), as it is a strategic and priority project. Out of the 94 SPE’s, 15 are in process of reversal of cross ownership for subsequent merger; one (01) in sale process; 14 in merger process, and 15 in closing process. Out of the 14 SPE’s in the process of being merged, Eletrobras already has a 100% interest in 12 ― 11 of the Pindaí I, II and III Complexes and TGO ― and in the other two, the takeover process depends on submitting member’s proposals for appraisal of Eletrobras. With such operations, the Company expects to reduce another 45 companies in 2021, ending the year with 49 SPE’s.

JANUARY 2020

The merger of Eletrosul by CGTEE, resulting in the subsidiary Companhia de Geração e Transmissão de Energia Eletrica do Sul do Brasil (CGT Eletrosul), was concluded on 01/02/20.

Eletrobras sold and transferred one (01) Amazonas Energia D common share, which was residual as a result of the privatization process, to the Juruá Consortium, and is no longer part of the distribution company’s corporate structure.

The totality of shares held by Eletrobras in SPE Companhia de Transmissão Centroeste de Minas S.A., accounting for 49% of the total capital stock, was sold to Cemig.

FEBRUARY 2020

The increase in Eletrobras’ capital stock, in the amount of BRL 7,751.9 million, was ratified by the issuance of 201,792,299 new common shares and 14,504,511 new class B preferred shares, which were subscribed and paid up, under the terms of the Company’s Special Shareholders’ Meeting held in November 2019. The Company’s capital stock is now BRL 39,057,271,546.52. The operation was carried out through the payment of BRL 4,054 million for the AFAC of the Federal Government, in addition to raising approximately BRL 3,7 billion from the capital market.

MARCH 2020

Eletrobras transferred to Eletronorte 497,946,334 common shares representing the capital stock of Amazonas GT, according to the 176th Special Shareholders’ Meeting, in the amount of BRL 3,130.2 million.

AUGUST 2020

Eletrobras capital increase in SPE Chapada do Piauí I Holding, in the amount of BRL 17.1 million, by way of the issuance of 17,150,000 common shares.

SEPTEMBER 2020

Sale of the entire 49.5% interest of Eletrobras in SPE Manaus Transmissora de Energia (MTE) to Evoltz Participações S/A., for the amount of BRL 232 million.

OCTOBER 2020

Sale of the entire 49% shareholding interest in Eletrobras, in the SPE Eólica Mangue Seco 2 to Fundo de Investimento em Participações Multiestratégia Pirineus (FIP Pirineus), for the amount of BRL 33 million.

Eletronuclear’s capital increase, in the amount of BRL 1,885.7 million, by issuing 22,081,709,937 shares, of which 17,256,190,449 common shares and 4,825,519,489 preferred shares, with the conversion of Advance credits to Future Capital Increase (AFAC) in the amount of BRL 850 million, and the conversion of financial credits of BRL 1,035.7 million.

NOVEMBER 2020

Sale and transfer of the entire shareholding of Eletrobras in SPE Eólica Santa Vitória do Palmar Holding S.A. (78%), Hermenegildo I S.A., Hermenegildo II S.A., Hermenegildo III S.A. and Chuí IX S.A. (99.99%, respectively), for the total amount of BRL 618.1 million.

DECEMBER 2020

Sale and transfer of 4.77% of Eletrobras’ interest in AES Tietê Energia, equivalent to 1,509,602 Units or 0.38% of AES Tietê's capital stock, to AES Holding Brasil II SA, for the amount of BRL 25.8 million.

In addition, over the months of February, March, April, May, August and December 2020, Eletrobras carried out AFAC for Eletronuclear, in the total amount of BRL 1,202 million, of which BRL 1,052 million were for the Critical Path Acceleration Plan of the Angra-3 power plant.

SUBSEQUENT CORPORATE EVENTS

In January 2021, Chesf completed the purchase of all the shares belonging to Sequoia Capital Ltda, in the SPE’s of the Pindaí I, II and III Wind Complex, for the amount of BRL 20.6 million.

On February 19, 2021, the amount of R $ 2,291.8 million has been paid, as intermediary dividends for the year 2021, to the reversal of the entire balance of the special retained dividend reserve, pursuant to §§ 4 and 5 of article 202 of Law 6,404 / 1976.

c) new products and services, indicating: i) description of ongoing research already disclosed; ii) total expenses made by the Company in research for development of new products or services; iii) projects in development already disclosed; iv) total expenses made by the Company in the development of new products or services.

Research Projects Developed by CEPEL

The Electric Energy Research Center (Cepel) has been contributing to the maintenance of an advanced Research, Development and Innovation (“R&D+I”) technological infrastructure in equipment and systems, in order to meet the unique characteristics of the Brazilian electricity industry. In 2020, about 70 projects of the Institutional Portfolio and another 30 projects for different clients were developed. The development of these projects accounted for BRL 193.3 million in contracts for R&D projects, technological services, program licensing, and testing. Eletrobras Companies were responsible for investing BRL 192 million, in compliance with the obligation under the Articles of Incorporation. The remainder accounted for the contribution of other Special Associates, in addition to own resources obtained through the licensing of their products and the provision of specialized technological services.

Areas of Activity of Cepel

Disbursements of Funds	(In BRL thousand)
	2020	2019	Variation (%)
Systems Automation	27,473	29,542	-7.0
Energy Optimization and Environment	32,786	40,401	-18.85
Transmission Lines and Equipment	29,948	34,436	-13.03
Electrical Networks	20,508	22,938	-10.59
Distribution Technologies	5,233	13,355	-60,82
Materials, Energy Efficiency and Complementary Generation	18,451	25,386	-27,32
Experimental Research	58,914	71,794	-17.94
Total	193,314	237,852	-18,72

Innovation Management and Process Improvement

In 2020, the continuous improvement projects focused on using agile methodologies to define and optimize the cycles, especially to manage strategic agreements, the process of closure, consolidation and analysis of the accounting statements and of the complaint management system.

Information Technology Governance

The planning of efforts that support strategic needs is aligned and linked to Business and Management Steering Plan (PDNG). All needs are part of the IT project portfolio, which allows for greater management and monitoring, in addition to formalizing the alignment and service to PDNG.

Among the main strategic IT projects in 2020, the following stand out:

•	Completion of ProERP, ERP SAP Implementation Program in Single Instance (Instância Única), with Eletronorte production and the merger of Eletrosul by CGTEE;
•	Deployment of SAP WCM (Work Clearance Management) to manage O&M processes; SAP AIS (Fixed Assets in Service) for asset management; SAP LSO (Learning Enterprise Management) for corporate education and knowledge management; SAP TRM (Treasury and Risk Management) for managing contracts obtained by Eletrobras companies; and new features in the ERP SAP Instância Única, for contract and supplier management;
•	Deployment of the platform for electronic and digital document signatures;
•	Beginning of processes of automation by robotization (RPA);
•	Conducting an assessment of the data culture within Eletrobras Companies, by means of employee research, analysis of the current situation, and study of technologies and governance;
•	Deployment of modern workplace tools, through Office 365 platform, for collaboration and productivity in the cloud;
•	Adoption of innovation and agility practices by way of the action Transformation Labs, aiming to democratize technologies, analytical insights, and rapid process automation (low code);
•	Implementation of the unified management process of IT demands of Eletrobras Companies connected to SAP single instance (instância única), aiming at greater efficiency in its prioritization;
•	Hiring Management Solution for Senior Management Collective Board Meetings, called “Portal Atlas Governance,” for use by Eletrobras’ collective body and governance bodies;
•	Projects connected to the improvement of information security support, including new solutions for perimeter security, workstations, servers, and data network;
•	Efforts aimed at allowing greater efficiency to the telework support infrastructure;
•	Deployment of new systems, such as the Compulsory Loan and the Management of Transmission Enterprises.
•	Purchase of solutions such as Webex, Citrix and Trend given the needs of the remote work started in March with the pandemic.

In 2020, about BRL 13 million was invested in the purchase of equipment for the protection of the data network and Internet access and about BRL 40 million among SAP licenses, support services, and ERP SAP Instância Única and Solução Fiscal deployment services.

10.9 - COMMENT ON OTHER FACTORS THAT HAVE A RELEVANT INFLUENCE ON THE OPERATIONAL PERFORMANCE AND THAT HAVE NOT BEEN IDENTIFIED OR COMMENTED ON IN THE OTHER ITEMS OF THIS SECTION

COVID-19 pandemic

United in the face of today’s greatest crisis, Eletrobras Companies have, since the beginning of the pandemic, followed the recommendations of the Ministry of Health and the governments of the states and cities where their headquarters and operational units are located. In addition to guaranteeing the essential Electricity Generation and Transmission services for Brazil, Eletrobras Companies joined efforts, by means of donations, to contribute to Brazilian society in the fight against covid-19. In collaboration with the government and local communities, in 2020, there was approval of BRL 23.7 million for health and assistance donations across the country, focusing on the municipalities and states where strategic Generation and Transmission assets operate. The contributions were applied as follows:

•	CGT Eletrosul, Chesf, Eletronorte, Eletronuclear, Furnas and the Holding allocated BRL 19.8 million to the “Saving Lives” campaign, led by BNDES, in which the bank doubles the donor value, further expanding the scope of the effort. Donations reached 109 hospitals and charity hospitals of SUS (Brazilian National Unified Health System), in 102 municipalities in 24 states and the Federal District, in the form of protection kits for health professionals, with materials such as caps, goggles, surgical masks, long-sleeved aprons, gloves, pulse oximeters, stethoscopes, and blood pressure cuffs, as well as in deliveries of 100 cylinders or 1,000m3 of oxygen, in 2021, to the city of Manaus, State of Amazonas.
•	Eletronorte donated BRL 2 million to purchase two ambulances and a CT scanner to Hospital Regional de Tucuruí, in Pará State. Eletronorte also approved a donation of BRL 875 thousand for health equipment in indigenous communities and community associations in the Amazon region.
•	CGT Eletrosul, Chesf and Eletronuclear approved the donation of BRL 455 thousand for more than 8 thousand basic food baskets to neighborhoods surrounding their facilities.
•	Eletronuclear invested BRL 276.6 thousand in the donation of 2,600 covid-19 tests to SUS in the cities of Angra dos Reis, Paraty, and Rio Claro, in the Rio de Janeiro State.
•	Chesf invested another BRL 20 thousand in social efforts in the vicinity of its operations.
•	Furnas allocated BRL 130 thousand for hygiene kits and 16.6 thousand protective masks to approximately 4,150 households in socially vulnerable situations in the communities surrounding the company’s projects.
•	The Holding also donated BRL 100 thousand to the “Máscaras + Renda” (“Masks + Income”) campaign, carried out by Vale, in which seamstresses dwelling around the company’s headquarters in Rio de Janeiro received feedstock and were remunerated to produce 27 thousand masks donated to their neighborhoods.

Due to a need to preserve their essential activities, the Company, as far as possible, anticipated vacations, approved comp time; authorized teleworking; restricted domestic travel and meetings attended by a large number of people; prohibited international travel; and quarantined employees with symptoms of Covid-19. It also asked its service providers to equally abide by all the guidelines of the Ministry of Health, in addition to taking, monitoring and updating preventive measures against Covid-19, with the following protocols created at Eletrobras Companies:

•	Contingency Protocol in the Operation and Maintenance of G&T Assets.
•	Eletrobras Protocol for Supplies.
•	Operator Isolation Protocol.
•	Maintenance Return Protocol.
•	Security Protocol for the Implementation of Generation and Transmission Projects.

The impacts of the pandemic on our businesses and people will be addressed in their respective chapters.

AMAPÁ:

To reestablish the electric power of the State of Amapá, which occurred in November 2020, Eletronorte hired, on an emergency basis, and according to Ordinance 406 of the Ministry of Mines and Energy, 45 MW of additional thermal generation, of which 20 MW were installed in the Santa Rita substation and 25 MW in the Santana substation, owned by the distribution company CEA.

Additionally, in compliance with Aneel Order No. 3,341/20, Eletronorte recovered and returned to commercial operation Santana TPP, with two generating units of 15 MVA of power each, guaranteeing a continuous and uninterrupted generation of 30 MVA, which are also installed in Santana substation, owned by the distribution company CEA.

The effort was part of the support operation for the resumption of electricity in the region, which had its shutdown caused by the fire at the Macapá substation transformer. The fixed and variable costs associated with the said generation will be covered by means of sector charges forecasted for cases of restriction of the operation of SIN, upon approval by Aneel.

The total costs for the reestablishment of energy was R$ 9.7 million, of which 7.1 million were spent on rental of generator sets, R$ 1.8 million related to fuel for emergency generation and 0.8 million with third-party personnel and services (equipment maintenance, surveillance, among others).

The fixed and variable costs associated with the aforementioned generation will be covered by means of sectoral charges provided for cases of restriction of the operation of the SIN, upon approval of ANEEL.

Social Responsibility

ELETROBRAS COMPANIES

Eletrobras conducts its activities in a committed manner concerning Human Rights, Social Inclusion, and Sustainable Development in the territories in which it operates and in the neighborhoods with which it engages, in a complementary way to the compulsory programs and conditions of environmental licensing. The company has a comprehensive scope of operations that involves communication and commitment to generate value among its stakeholders.

In 2020, the Stakeholder Engagement Project of the Value Chain to Raise Awareness about the Human Rights Theme (Projeto Engajamento dos Stakeholders da Cadeia de Valor para Sensibilizar sobre o Tema Direitos Humanos) was developed, part of the Sustainability 4.0 Program. This project aims to promote training, awareness-raising and risk assessment efforts concerning the Human Rights theme among the different stakeholders of Eletrobras Companies, such as employees, suppliers and partners, and the neighborhoods living in the territories where it operates. It is also worth mentioning the adhesion of all Eletrobras Companies to Na Mão Certa Program, which seeks the involvement of companies to combat the sexual violence of children and adolescents.

Executions of Project 3.0.

Subprojects	Adjustment
3.1) Assessment of business impact on Human Rights in working relationships	Documentary research considering laws, pacts and principles from the perspective of labor relations. The result brought proposals for efforts that should be evaluated by the Subcommittee on Human Rights and, subsequently, presented to the areas involved with the issue in companies.
3.2) Assessment of business impact on Human Rights in relations with the local neighborhood

Preparation of a roadmap of issues and aspects that should be considered in a documentary evaluation of the projects, from the perspective of Human Rights and analysis of the laws, pacts, and principles.

3.3) Assessment of Human Rights risks (due diligence) from level 1 suppliers	There was a definition of critical suppliers that should be submitted for assessment of Human Rights in 2021: ☐ Outsourcing of continuous service with allocated labor ☐ Works ☐ Transportation Services
3.4) Assessment of Human Rights risks (due diligence) of joint ventures/SPE’s	A meeting was held with the representatives of Norte Energia to qualify the relationship between Eletrobras and SPE aiming at a long-term partnership for carrying out works focused on Human Rights.
3.5) Human Rights risk mitigation plans in joint ventures/SPE’s	This subproject will start after subproject 3.4, which will map the possible Human Rights risks in joint ventures/SPE’s.
Subprojects	Adjustment
3.6) Dissemination actions on human rights issues	The schedule prepared under the Eletrobras Companies Communication Plan has been used as a reference for the dissemination efforts on themes pertaining to Human Rights. A spreadsheet with mapped cases was handed over to the Subcommittee on Human Rights, aiming to offer a database of good practices, so that they can be replicated/adapted in companies. The schedule foreseen in the action plan of Na Mão Certa Program was included.
3.7) Hiring the On the Right Way (Na Mão Certa) Program to obtain specialized materials and services on the subject, aiming at (i) raising stakeholders’ awareness (subproject 3.6); and having subsidies to analyze and specify in a policy (or another corporate document) the activities and sectors that require greater care in combating the sexual exploitation of children and adolescents	Eletrobras joined Program na Mão Certa (On The Right Way) as a sponsor benefiting seven Eletrobras companies: Holding, Amazonas GT, Cepel, CGT Eletrosul, Chesf, Eletronorte and Eletronuclear.

3.8) Training of Human Rights employees

The program will be divided into 7 chapters:

1.    Human Rights and its Characteristics

2.    Child Labor

3.    Forced or Compulsory Labor

4.    Discrimination and Diversity

5.    Sexual and Moral Harassment

6.    Free trade union association and right to collective association

7.    Indigenous peoples and traditional communities

3.9) Certification of the Social Responsibility Management System	After studying the standard, documentary research, meetings with certification specialists, with EDF ― a company certified by SA8000 ― and other internal meetings, technical information was prepared with the recommendation of adhesion to the SA8000 standard by Eletrobras.

•	2020 Highlights

Social Projects

Projects selected in the 2019 Social Call for Tenders

In line with ODS 8 – Decent Work and Economic Growth and ODS 4 – Quality Education, the projects “Nutrindo o Saber” (“Nurturing Knowledge”) and “Ateliê Escola de Lutheria Teixeira de Freitas - Neojiba Program” were selected in the 2019 Social Call for Tenders and expected to be executed in 2020.

Ateliê Escola de Lutheria Teixeira de Freitas: project of the Bahia State Youth and Children Orchestras (Núcleos Estaduais de Orquestras Juvenis e Infantis da Bahia — Neojiba) program, trains young apprentices and benefits children, adolescents and young people by way of the repair and maintenance of their musical instruments. In addition, it provides for the maintenance and expansion of the activities of the Neojiba Teixeira de Freitas Territorial Nucleus. Transfer Amount: BRL 105.5 Thousand.

Nourishing Knowledge (Nutrindo o saber): the project carried out social and professional qualification of 135 young people and adults in the areas of technical cuisine and bakery/patisserie. Developed in the neighborhood of Lagoa Azul, in the City of Natal, Rio Grande do Norte State, and focused on the food sector, the program aims to strengthen and integrate social work efforts for the integral preparation of human beings violated in their rights, for full exercise of citizenship and construction of a more equitable society. Transfer Amount: BRL 124.5 Thousand.

Owing to the pandemic, the projects had amendments signed and will end in 2021.

Kayapó Project

Eletrobras continued its participation in projects with Kayapó indigenous communities in the region of médio rio Xingu, in Southern Part of the State of Pará, covering approximately 4,500 indigenous people and 40 villages. As a result of the commitment undertaken in the licensing of Belo Monte Hydropower Plant, these projects are carried out in partnership with the National Indian Foundation (Funai), Norte Energia and the Kayapó representative institutions. The main results are: the institutional strengthening of the executing indigenous associations; the inspection and protection of the indigenous lands involved; the fostering of sustainable business activities; and the cultural appreciation of the Kayapó ethnic group. The projects are financed by Norte Energia, and Eletrobras is responsible for monitoring and managing the relationship with the communities, in a region of strategic interest for the company’s business in the Xingu River basin. Owing to the pandemic, many of the planned activities of the project were suspended, and the focus was on support and prevention efforts relating to Covid-19, seeking to prioritize maximum isolation from the neighborhoods in its villages. The Kayapó are being vaccinated and having their awareness raised by campaigns of Instituto Kabu e Floresta Protegida on the importance of the vaccine.

Sector Projects and Actions supported by Eletrobras in 2020

Centro Comunitário de Produção Bonecas Negras (Black Dolls Community Production Center — CCP):

The Community Production Centers (Centros Comunitários de Produção — CCPs) are projects that result from Eletrobras’ partnership with communities of small producers, fostering the improvement of local production by the furthering of efficient and productive use of electricity, generating work and income, as well as socioeconomic empowerment of seamstress women, in the city of Armação dos Búzios, Rio de Janeiro State. With an investment of about BRL 28 thousand, the project was carried out throughout 2019 and 2020 and ended in November 2020.

Sponsorships

In 2020, in the face of the covic-19 pandemic, Eletrobras established a protocol so that the entire available budget of companies for donations, sponsorships, and social projects was reverted to donations to tackle the pandemic, and financial complementation to reach the recommended amount.

Before the protocol established, 4 sponsorships supported by direct choice were in negotiations and were contracted.

Projects Encouraged by the Rouanet Act Table 26

Contract	Project	Contracted	Amount under Contract (BRL)
001/2020	Álvaro Alberto - Um Homem à Frente de seu Tempo (A Man Ahead of His Time)	Madai Produçoes Eireli – EPP	300,000.00
002/2020	Harps Festival - 2020	Carpex Empreendimentos e Promoções Ltda	200,000.00
003/2020	GROTA Cultural Space - 25 years forming talents;	Reciclarte	200,000.00
004/2020	2020 Season and Annual Activity Plan - Brazilian Symphonic Orchestra	Fundação Orquestra Sinfônica Brasileira (FOSB)	300,000.00
			1,000,000.00

In 2020, funds were also transferred for seven projects selected in the Eletrobras Companies Sponsorship Program for Electric Sector Events of 2019, which included the participation of five Eletrobras Companies: Holding, Furnas, Chesf, Eletronuclear and Eletronorte. The program was launched with an investment of up to BRL 1.5 million.

Non-Supported Projects	Table 27

Project	Amount under Contract (BRL)
Fórum Abinee Tec e IX Ciertec – FIEE Smart Energy (Abinee Tec and IX Ciertec Forum – FIEE Smart Energy)	120,000.00
Encontro Nacional de Agentes do Setor Elétrico – Enase (National Meeting of Electricity Industry Agents – Enase)	20,000.00
Workshop Electricity for All	50,000.00
16º Congresso Brasileiro de Eficiência Energética - Cobee 2019 (16th Brazilian Congress of Energy Efficiency - Cobee 2019)	79,680.00
10º Congresso de Licenciamento e Gestão Socioambiental no Setor Elétrico - Lase (10th Congress of Licensing and Social and Environmental Management for the Electricity Industry - Lase)	64,870.00
25º Seminário Nacional de Produção e Transmissão de Energia Elétrica (25th National Seminar on the Production and Transmission of Electric Power) – SNPTEE	69,860.00
6º Seminário Socioambiental Eólico (6th Wind Social and Environmental Seminar)	40,000.00
444,410.10

In addition, three sponsorship projects were paid in 2020, contracted by direct choice in 2019, in the total amount of BRL 68,5 thousand.

Eletrobras Holding's External Social Indicators	Table 28

(In BRL)

External Social Indicators: Amounts Transferred		Holding
		2020	2019
1	Social Projects and Actions
1.4	Generation of Work and Income	230,110.08	28,060.54
Subtotal Social Projects and Actions		230,110.08	28,060.54
	Donation for emergency or public calamity	2,500,000.00	0.00
	Subtotal of Donations	2,5000,000.00	0.00
5.1	Investment in the mobilization of volunteers	9,212.98	685.80
5.2	Investments in support of volunteer activities	5,600.00	50,374.22
5.3	Employee time invested in volunteering	6,871.58	26,585.95
Subtotal Volunteering		21,684.56	77,645.97
6.1	Sports Sponsorships Not Subsidized	0.00	0.00

6.2	Subsidized Sports Sponsorships (Sport Promotion Law)	0.00	296,988.85
Subtotal Sports Sponsorships		0.00	296,988.85
7.1	Cultural Sponsorships (Rouanet Law)	1,000,000.00	1,500,000.00
7.2	Institutional Sponsorships (Not Subsidized)	512,910.00	80,000.00
Subtotal Subsidized and Non-Subsidized Sponsorships		1,512,910.00	1,580,000.00
Total Investments Transferred		4,264,704.64	1,982,695.36

Advertising and Communication

Investments in Advertisement and Communication	Table 29

(In BRL)

Product	2020	2019
Institutional Advertising of Eletrobras	1,616,314.77	15,913,560.29*
Official (Legal) Advertising	4,735,742.08	4,329,256.19
Institutional Communication (including Internal Communication)	649,976.32	974,571.31
Total	7,002,033.17	21,217,387.79
*The value of the investments made in Institutional Advertising in the year 2019 were adjusted, as there were payments for the year 2019 offset in 2020.

Social Initiatives during the COVID-19 Pandemic

Since March 2020, surprised by the Covid-19 pandemic, Eletrobras Companies have contributed to the fight against the virus by donating BRL 23.75 million to social work and health efforts across the country, focusing on the surroundings of their generation and transmission assets. Approximately BRL 19 million was donated to “Salvando Vidas” (Saving Lives) campaign, coordinated by BNDES, which made it possible to purchase and distribute protective equipment to health professionals in 109 hospitals and charity hospitals of SUS. Of this amount, BRL 2.4 million pertain to a donation made by the Holding. The remaining BRL 100 thousand donated by Eletrobras was invested in the Máscaras + Renda campaign.

Mask + Income Project (Projeto Máscara + Renda): carried out by the Vale Institute, the project contributed to the prevention of Covid-19 and the economy of neighborhoods in social vulnerability by making protective masks, made by local seamstresses, which were intended for associations, institutions and groups of residents of the neighborhood itself, free of charge, through the allocation of BRL 100 thousand from the Holding to the project.

In this way, Eletrobras’ participation enabled the generation of income for 18 seamstresses and the production of protective masks contributed to the health and safety of its own employees, since there is coexistence in this territory.

Eletrobras Companies, by means of the Sponsorship and Social Call for Tenders subcommittees, prepared four (4) calls for tenders, which will be published in 2021: Cultural Call for Tenders, Electric Industry Events, Sponsorship Call for Tenders and Social Call for Tenders. The latter considered the insertion of the environmental theme in its scope, becoming known as the Socio-Environmental Call for Tenders, choosing SDGs 10, 13 and 15 as priorities and establishing criteria that align the reduction of social inequalities with the conservation of biodiversity.

Solidary Selective Collection Program (Programa de Coleta Seletiva Solidária): the reduction of recyclable materials produced in the company posed a direct impact on the operation of the partner cooperative associations of waste pickers. Thus, in order to minimize such effects, members of the Solidary Selective Collection Commission team up for the voluntary supply of basic baskets for Recooperar in the period from April to September. As of October, Cooperecológica benefited from the donation of resources for the purchase of hygiene and cleaning materials.

Eletrobras Volunteer Program (Programa Eletrobras de Voluntariado): since the beginning of the pandemic, the concern of volunteers with the neighborhoods served by partner institutions was evident, especially with the neighborhoods surrounding the company’s headquarters. The Eletrobras Volunteer Program was the most used as an intermediary between such social demands and the employees’ will to contribute, even though they are in social isolation.

127 hours of volunteer work were dedicated, including the hours and planning and execution of efforts, which pinpoints the philanthropists’ commitment to social causes, even in circumstances of social isolation, reaching a total of 762 people.

Since March 2020, donation efforts have been implemented, ranging from hygiene and cleaning materials, foodstuffs, clothing, footwear and school supplies for children served by the institutions, including financial resources that enabled the purchase of basic food baskets. It is estimated that the values of donations of materials and financial resources totaled, until December, BRL 35 thousand.

Other Donations:

•	Christmas Campaign: disbursed BRL 3,100 for the purchase of basic baskets delivered to the neighborhoods of Providência and Coroa, located downtown Rio de Janeiro, carried out by SOS Favelas.
•	Specialized Social Assistance Reference Center: collection of hygiene items, books, notebooks, clothes, diaries, and Christmas messages for the homeless, totaling BRL 4,400.
•	Pequenas Vozes do Carmelo (Little Voices of Carmelo), Association São Martinho and Creche das Mães Trabalhadoras (Working Mother’s Day Care): received a donation of 230 snack kits, totaling BRL 3.4 thousand.

Gender, Race and Diversity Committee:

For 15 years, Eletrobras has participated in the work of the Gender, Race and Diversity Committee of the Ministry of Mines and Energy and Related Entities (Cogemmev). In this atypical year, it contributed to the structuring and technological support necessary for the performance of 08 webinars, covering topics such as “Racial Equality;” “Diversity; Gender Equity;” “Engagement of Men and Women in the Home and Work Context in Times of Home Office;” “Management of Diversity and Inclusion in Public Organizations;” “Human Rights of Children and Adolescents;” and the “Role of Public Organizations for Human Rights.”

In addition, the lecture “Equidade de Gênero, Vieses Inconscientes” (“Gender Equity, Unconscious Biases”) was held, in reference to the 16 days of activism for the end of violence against women carried out by Movimento de Mulheres em São Gonçalo (Women's Movement in the City of São Gonçalo), and aimed at young apprentices and interns.

03.19.2021

ANNEX 8 - Capital Budget Proposal

ELETROBRAS

2021 Capital Budget Proposal

Eletrobras' capital budget of R$ 4,417 million for the year 2021 was part of the Business and Management Master Plan 2021 - 2025 (“PDNG”), approved by the Board of Directors on December 23, 2020. Accordingly, the company is proposing to withhold R$ 1,471.2 million based on Article 196 of Law 6,404. As can be seen, the company has a capital budget that aims, in particular, works at the Angra III plant, through the contribution of the Holding company with its own resources (R$ 2,447 million) and the amortization of financial debts (R$ 1,970 million) highlighting the nature of Eletrobras holding.

Angra III Investment Project	2,447	million
Debts Amortization	1,970	million
Total budget for art 196 retention proposal	4,417	million

The amount foreseen for this capital budget will be served exclusively by own resources from the Company's operation.

Rio de Janeiro, March 19, 2021.

Annex 09

NET PROFIT DESTINATION

CVM INSTRUCTION 481, DECEMBER 17, 2009 (ANNEX 9-1-II)

1.     To inform the Net Profit of the Fiscal Year

The Company's net income for the year ended December 31, 2020 was R$ 6.338.688 thousand.

2.     To inform the total amount and the value per share of the dividends, including pre-paid dividends and interest on equity already declared

There was no declaration or payment of dividends or interest on equity in advance for the year ended December 31, 2020.

However, in 2018, due to the Company's financial incapacity, a special reserve of retained dividends was established (article 202, § 4 and 5 of Law 6404), in the amount of R $ 2,291,889 (two billion, two hundred and ninety and one million, eight hundred and eighty-nine thousand reais), duly approved by the 59th Ordinary General Meeting, of April 29, 2019.

On January 29, 2021, after a reassessment of the Company's capacity, Eletrobras' Board of Directors approved, under the terms proposed by the Executive Board, the payment of the total amount of R$ 2,291,888,692.48 (two billion, two hundred and ninety-two one million, eight hundred and eighty-eight thousand, six hundred and ninety-two reais and forty-eight cents), as interim dividends for the fiscal year ending December 31, 2021, on account of the reversal of the entire reserve balance withholding dividends, under the terms of §§ 4 and 5 of article 202 of Law No. 6,404/1976 (“Intermediate Dividends”).

The payment was made, on February 19, to the preferred and common shareholders, observing the priority in the payment of the dividends of the preferred shares established in paragraphs 1 and 2 of article 10 of the Bylaws, as well as the percentage of 10% (ten) for each preferred share in relation to each common share, also provided for in paragraph 4 of the aforementioned article 10.

Amounts paid as mandatory dividends withheld from 2018, as intermediary dividends from 2021:

Class	R$/Share	R$
PREF "A"	2.076526491	305,083.27
PREF "B"	1.578642595	441,927,408.73
COMMON	1.435129631	1,849,656,200.48
TOTAL		2,291,888,692.48

Considering that the annual minimum dividend payment obligation to preferred shareholders, established in paragraphs 1 and 2 of article 10 of the Bylaws, was fully complied with in 2021, any other dividend distribution that may be declared and paid, even in the year of 2021, it should only observe the provisions of paragraphs 3 and 4 of article 10 of the Bylaws, which establishes that, after the minimum dividends are guaranteed to the preferred shares, as was the case with the reversal of the special reserve of retained dividends mentioned above, each preferred share will be entitled to dividend rights, for each share, at least 10% greater than those attributed to each common share.

Accordingly, the gross amount of the Dividends to be declared, related to the net income for the fiscal year ended on December 31, 2020, if the Management Proposal is approved by the Annual General Meeting, will be as follows:

Class	R$
PREF "A"	152,524.04
PREF "B"	290,619,325.38
ORDINÁRIA	1,216,366,820.78
TOTAL	1,507,138,670.19

3.     To inform the percentage of net income for the year distributed

(R$ thousand*)
Net Profit in the Fiscal Year	6,338,688
Total Dividend to be distributed	1,507,139
Percentage of Net Profit for the Year Distributed	23.78%
*Exept Percentage

4.     To inform the total amount and the value per share of dividends distributed based on the profit of previous years

In 2018, due to the Company's financial incapacity, a special reserve of retained dividends was established (article 202, § 4 and 5 of Law 6404), in the amount of R$ 2,291,889 (two billion, two hundred and ninety and one million, eight hundred and eighty-nine thousand reais), duly approved by the 59th Ordinary General Meeting, of April 29, 2019.

On January 29, 2021, after a reassessment of the Company's capacity, Eletrobras' Board of Directors approved, under the terms proposed by the Executive Board, the payment of the total amount of R$ 2,291,888,692.48 (two billion, two hundred and ninety-two one million, eight hundred and eighty-eight thousand, six hundred and ninety-two reais and forty-eight cents), as interim dividends for the fiscal year ending December 31, 2021, on account of the reversal of the entire reserve balance withholding dividends, under the terms of §§ 4 and 5 of article 202 of Law No. 6,404/1976 (“Intermediate Dividends”). The payment was made, on February 19, to the preferred and common shareholders, observing the priority in the payment of the dividends of the preferred shares established in paragraphs 1 and 2 of article 10 of the Bylaws, as well as the percentage of 10% (ten) for each preferred share in relation to each common share, also provided for in paragraph 4 of the aforementioned article 10.

Thus, the amounts paid as dividends in 2021, based on profits determined in previous years referring to a dividend in addition to what will be proposed for the fiscal year to end on December 31, 2021, were:

Class	R$/Share	R$
PREF "A"	2.076526491	305,083.27
PREF "B"	1.578642595	441,927,408.73
COMMON	1.435129631	1,849,656,200.48
TOTAL		2,291,888,692.48

5.     To inform, after deducting the pre-paid dividends and interest on equity already declared:

(a)   The gross amount of dividends and interest on equity, segregated, per share of each type and class

There was no statement of any dividend or prepaid Interest on Equity in the 2020 financial year. Therefore, the gross amount of the dividend to be declared, if the Management Proposal is approved, will be as follows:

Class	R$	Per share
PREF "A"	1.03814345290052	152,524.04
PREF "B"	1.03814345290052	290,619,325.38
COMMON	0.94376677536411	1,216,366,820.78
TOTAL		1,507,138,670.19

(b)   The form and term of payment of dividends and interest on equity

The payment of the Dividends, if approved, will be made by depositing them in the current account of the shareholders, as each of them informed Banco Bradesco S.A., responsible for the bookkeeping of the shares issued by the Company. The dividends related to the shares held in custody at CBLC will be paid to this entity, which will transfer them on to the shareholders through the Depository Brokers. As proposed by the Company's Management, if approved, the dividends will be paid on a date to be resolved by the shareholders at the Annual Shareholders' Meeting to be held on April 27, 2021, being proposed by Management, however, to occur until December 31, 2021.

(c)   Possible interest rate and interest on dividends and interest on shareholders' equity

On the dividends to be declared will be added monetary update based on the variation of the SELIC Rate, pro rata temporis from January 1, 2020 until the date of the effective beginning of the payment, the definition of which shall occur by means of a resolution of the Company's shareholders to be taken at the Annual Shareholders' Meeting to be held on April 27 2021, in accordance with Decree 2673/1998.

(d)   Date of the declaration of payment of dividends and interest on equity considered for the identification of the shareholders who will be entitled to their receipt

Shall be entitled to the dividends to be declared at the annual shareholders ' meeting scheduled for April 27 2021, if approved, those shareholders who hold preferred shares of Classes A and B and common shares, issued by the company on the date of the holding of the said General Meeting that will deliberate.

6.     In the event that there has been a declaration of dividends or interest on equity based on profits calculated in semiannual balance sheets or in shorter periods

(a)   To inform the amount of dividends or interest on equity already declared

There was no declaration of dividends or Interest on Equity in 2020 on the basis of profits calculated in half-annual Balance Sheets or in shorter periods.

(b)   To inform the date of the respective payments

Not Applicable.

7.     Provide comparative table indicating the following values per share of each type and class:

(a)   Net profit for the fiscal year and the previous 3 (three) years

	2020	2019	2018	2017
Profit/Net Loss (R$ thousand)	6,338,688	11,193,321 (a)	12,842,677	1,763,805
Profit/Net Loss per Share (R$)	4.0	7.13(b)	9.46	(1.3)

(a) The result for the year ended December 31, 2019 was restated, due to Circular Letter CVM/SNC/SEP/Number 04/2020, with the additional profit of R$ 182,523, treated, in the Financial Statements of the fiscal year ended in 2020, as retained earnings from the previous year and adjusted in Shareholders' Equity.

(b) Earnings per share were calculated based on the composition of the share capital after an increase approved on February 17, 2020. If calculated on the capital in effect on 12/31/2019, its value would be 8.3.

(b)   Dividend and interest on equity distributed in the previous 3 (three) years

	2020	2019	2018
Dividend Distributed (R$ tousand)*	2,595,716	1,324,414	0
JCP Distributed (R$ thousand)	-	-	-

*In addition to the dividend amounts in the previous table, we inform that, on February 19, 2021, the amount of R$ 2,291,888,692.48 (two billion, two hundred and ninety-one million, eight hundred and eighty-eight thousand) was paid, six hundred and ninety-two reais and forty-eight cents), as intermediary dividends for the year 2021, due to the reversal of the entire balance of the special reserve of dividends retained, pursuant to paragraphs 4 and 5 of article 202 of Law No. 6,404/1976 (“Intermediate Dividends”).

The dividends in the table above were declared and paid in the same year, more referring to the allocation of the profit determined in the immediately preceding year. Example: the dividend of R$ 2,595,716 thousand was declared by the 2020 Annual General Meeting and paid in the same year, based on the net income determined in the year of 2019.

8.     If there is a profit allocation to the legal reserve

(a)   Identify the amount allocated to legal reserve

The amount proposed for allocation to the legal reserve for the year ended December 31, 2020 is R$ 316,934 thousand, corresponding to 5% of the Company's net income.

(b)   To detail how the legal reserve is calculated

2020
R$ thousand
Net Profit of the Fiscal Year	6,338,688
(-) Legal Reserve (5%)	316,934
Net profit for the year adjusted by the constitution of the Legal Reserve	6,021,754

Pursuant to the Brazilian Corporation Law, 5% of the net income for the year will be applied before any other destination, in the constitution of the legal reserve, which shall not exceed 20% (twenty percent) of the capital stock. In the year in which the balance of the legal reserve plus the amount of capital reserves, referred to in paragraph 1 of article 182 of the Brazilian Corporation Law, exceeds 30% (thirty percent) of the capital stock, there is no obligation to allocation of part of the net income for the year to the legal reserve.

9.     If the company holds preferred shares entitled to fixed or minimum dividends

(a)   To describe the form of calculations of fixed or minimum dividends

As provided for in the Company's Bylaws, shareholders are entitled to receive a mandatory dividend of 25% (twenty-five percent) of net profit of the fiscal year, adjusted in accordance with the Brazilian Corporate Law ("Minimum Dividend").

The Minimum Dividend will be distributed among the Company's shareholders subject to the following conditions:

1.	Class "A" preferred shares shall have priority in the distribution of dividends, such incidents at the rate of 8% (eight percent) per year over the capital belonging to that type and class of shares, to be equally apportioned among them.

2.	Class "B" preferred shares shall have priority in the distribution of dividends, such incidents at the rate of 6% (six percent) per year over the capital belonging to that type and class of shares, to be equally apportioned among them.

3.	To the preferred shares will be further assured to participate, under equal conditions, with the common shares in the distribution of the dividends, after which the minor of the minimum dividends provided in items 1 and 2 above will be guaranteed, subject to the provisions of item 4 below.

4.	To the preferred shares will be further assured the right to receive dividend, for each share, at least ten percent greater than that attributed to each common share.

(b)   To inform if the profit for the year is sufficient for full payment of the fixed or minimum dividends

In the fiscal year of 2020, a net income of R$ 6,338,688 thousand was registered. Therefore, in view of the legal and statutory provisions on mandatory dividends, the portion corresponding to 25% (twenty-five percent) of adjusted net income for fiscal year 2020, corresponding to R$ 1,507,139 thousand should be distributed to the shareholders of the Company, including the portion to be allocated to holders of class "A" and "B" preferred shares.

In 2018, due to the Company's financial incapacity, a special reserve of retained dividends was established (article 202, § 4 and 5 of Law 6404), in the amount of R$ 2,291,889 (two billion, two hundred and ninety and one million, eight hundred and eighty-nine thousand reais), duly approved by the 59th Ordinary General Meeting, of April 29, 2019.

On January 29, 2021, after a reassessment of the Company's capacity, Eletrobras' Board of Directors approved, under the terms proposed by the Executive Board, the payment of the total amount of R$ 2,291,888,692.48 (two billion, two hundred and ninety-two one million, eight hundred and eighty-eight thousand, six hundred and ninety-two reais and forty-eight cents), as interim dividends for the fiscal year ending December 31, 2021, on account of the reversal of the entire reserve balance withholding dividends, under the terms of §§ 4 and 5 of article 202 of Law No. 6,404/1976 (“Intermediate Dividends”).

The payment was made, on February 19, to the preferred and common shareholders, observing the priority in the payment of the dividends of the preferred shares established in paragraphs 1 and 2 of article 10 of the Bylaws, as well as the percentage of 10% (ten) for each preferred share in relation to each common share, also provided for in paragraph 4 of the aforementioned article 10.

The payment was made, on February 19, 2021, to the preferred and ordinary shareholders, observing the priority in the payment of the dividends of the preferred shares established in paragraphs 1 and 2 of article 10 of the Bylaws, as well as the percentage of 10% (ten) percent more for each preferred share in relation to each common share, also provided for in paragraph 4 of the aforementioned article 10.

Therefore, considering that Article 10 of the Bylaws provides that preferred shares A and B will have priority in the distribution of dividends, these incidents at the rate of 6% (six percent) and 8% (eight percent) per year on capital. belonging to this type and class of shares, respectively, the annual minimum dividend payment obligation to preferred shareholders, established in paragraphs 1 and 2 of article 10 of the Bylaws, has already been fully complied with in 2021. Thus, any other distribution of dividends that will be declared and paid, in the year 2021, should only observe the provisions of paragraphs 3 and 4 of article 10 of the Bylaws, which establish that, after the minimum dividends are guaranteed to the preferred shares, the each preferred share the right to dividends, for each share, at least 10% greater than those attributed to each common share.

That said, the additional dividends that will be paid to the preferred shares are as follows in the table below, and it is certain that the minimum preferred dividend provided for in the bylaws has already been guaranteed to the preferred shares:

Class	R$/Per Share	R$
PREF "A"	1.99153557855	292,596.41
PREF "B"	1.49365168208	418,134,934.03
TOTAL		418,427,530.44

That said, the Company proposes the following allocation of the result for the fiscal year ended on December 31, 2020:

About the above proposal, we clarify:

•                  As provided for in the Brazilian Corporation Law, 5% (five percent) of the net income for the year, corresponding to R$ 316,934 thousand, should be allocated to the Legal Reserve;

•                  As provided for above, the Company's Management will also submit to the approval of the Annual Shareholders' Meeting hereby convened the Capital Budget Proposal, so that a portion of net income for the year equivalent to R$ 1,471,208 thousand is retained;

•                  As provided for in Article 57, II, of the Company's current Bylaws, 50% (fifty percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve of Investments. Accordingly, Management proposes that the amount of R$ 3,169,344 thousand be allocated to the Statutory Reserve of Investments.

•                  As provided in Article 57, I, of the Company's current By-Laws, 1% (one percent) of net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount of R$ 63,387 thousand be allocated to the Statutory Reserve for Studies and Projects.

•                  As provided for in article 56, first paragraph, of the Bylaws, 25% (twenty-five percent) of the adjusted net income for the fiscal year ended on December 31 is paid as mandatory dividends. Accordingly, Management proposes that the aforementioned mandatory dividend amounts of R$ 1,507,139 thousand be declared and paid by December 31, 2021, as provided for in the third paragraph of article 205 of the Brazilian Corporation Law, in compliance with paragraphs 3 and 4 of article 10 of the Bylaws.

(c)   Identify if any overdue part is cumulative

Not applicable, since the Articles of Incorporation of the Company does not provide for cumulative dividends.

(d)   Indentify the global amount of the fixed or minimum dividends to be paid to each class of preferred shares

The annual minimum dividend payment obligation to preferred shareholders, established in paragraphs 1 and 2 of article 10 of the Bylaws, was fully complied with in 2021, as mentioned above, and any dividend distribution that may be declared and paid, in the year 2021, must only observe the provisions of paragraphs 3 and 4 of article 10 of the Bylaws, which establishes that, after the minimum dividends are guaranteed to the preferred shares, the right to dividends will be guaranteed for each preferred share, for each at least 10% higher than those attributed to each common share.

Regarding the right established in paragraphs 3 and 4 of article 10 of the Bylaws, the shareholders holding preferred shares are entitled to the following dividends that were paid on February 19, 2021, by resolution of the Board of Directors on January 29 2021:

ASCERTAINMENT OF TOTAL DIVIDENDS
Class	R$
PREF "A"	292,596
PREF "B"	418,134,934

(e)   Identify the fixed or minimum dividends to be paid per preferred share of each class

Considering the right established in paragraphs 3 and 4 of article 10 of the Bylaws, the shareholders holding preferred shares are entitled to the following dividends that were paid (per share) on February 19, 2021, by resolution of the Board of Directors on January 29, 2021:

ASCERTAINMENT OF UNIT DIVIDENDS
Class	R$/Share
PREF "A"	R$ 1.99153557855
PREF "B"	R$ 1.49365168208

10.   In relation the mandatory dividend

(a)   Describe the method of calculation established in the bylaws

As established in the Bylaws of the Company, the shareholders are guaranteed the right to receive a mandatory dividend of 25% (twenty-five percent) of the fiscal year net earnings, adjusted as per the terms of the Corporations Act (“Minimum Dividend”).

The Minimum Dividend will be distributed among the Company's shareholders in adherence to the following conditions:

1.	Class "A" preferred shares will have priority in the distribution of dividends, calculated at a rate of 8% (eight percent) per year of the equity from that kind and class of shares, to be prorated among them equally.

2.	Class "B" preferred shares will have priority in the distribution of dividends, calculated at a rate of 6% (six percent) per year of the equity from that kind and class of shares, such dividends to be prorated among them equally.

3.	For preferred shares, participation will also be guaranteed, in equal conditions with the common shares, in the distribution of dividends, after having been ensured the lesser of the minimum dividends established in items 1 and 2 above, while observing the provisions from Item 4 below.

4.	To the Preferred shares will be guaranteed the right to receipt of dividend for each share at a rate at least ten percent higher than that attributed to each common share.

Considering that the annual minimum dividend payment obligation to preferred shareholders established in paragraphs 1 and 2 of article 10 of the Bylaws (items 1 and 2 above) was fully complied with in 2021, any dividend distribution that may be declared and paid, in the year 2021, only the provisions of paragraphs 3 and 4 of article 10 of the Bylaws must be observed, which establishes that, after the minimum dividends are guaranteed to the preferred shares, the right to dividends will be guaranteed to each preferred share, for each share, at least 10% higher than those attributed to each common share.

Thus, the mandatory dividend will be distributed according to paragraphs 3 and 4 of article 10 of the Bylaws (items 3 and 4 above).

(b)   Report if this is being paid in full

In fiscal year of 2020, the net profit determined was R$ 6,338,688 thousand. Thus, given the legal and statutory provision regarding the mandatory dividend, a 25% portion (twenty five percent) of the adjusted net profit of fiscal year of 2020, corresponding to R$ 1,507,139 thousand, it shall be distributed in full to the Company's shareholders, after its approval at the annual general meeting, subject to the provisions of paragraphs three and four of article 10 of the Company's Bylaws.

(c)   Report any amount withheld

Not Applicable

11.   If a mandatory dividend is withheld due to the company's financial standing

(a)   Report the amount withheld

Not Applicable

(b)   Describe in detail the financial situation of the company, addressing aspects relating to analysis of liquidity, working capital, and positive cash flows

Not Applicable

(c)   Justify the withholding of dividends

Not Applicable

12.   If there is allocation of earnings to contingency reserve

(a)   Identify the amount allocated to the reserve

Not applicable.

(b)   Identify the loss considered probable and its cause

Not applicable.

(c)   Explain why the loss was considered likely

Not applicable.

(d)   Justify the establishing of the reserve

Not applicable.

13.   If there is allocation of earnings to an unrealized earnings reserve

(a)   Inform the amount allocated to the profit reserve to realize

Not applicable.

(b)   Inform the nature of the unrealized earnings resulting in the reserve

Not applicable.

14.   If there is allocation of earnings to statutory reserves

(a)   Describe the clauses from the Bylaws that establish the reserve

Article 57. The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profits for the year:

I - one percent as a reserve for studies and projects, intended to cover the execution of studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two percent of paid-in capital; and

II - fifty percent, as a reserve for investment, intended for the investment in concessionaires of public electric utility companies, whose accumulated balance may not exceed seventy-five percent of the paid-in capital.

(b)   Identify the amount allocated to the reserve

As provided in Article 57, I, of the current Company's Bylaws, 1% (one percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount of R$ 63,387 thousand be allocated to the Statutory Reserve of Investments.

Pursuant to Article 57, II, of the current Company's Bylaws, 50% (fifty percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve of Investments. Accordingly, Management proposes that the amount of R$ 3,169,344 thousand be allocated to the Statutory Reserve of Investments.

(c)   Describe how the amount was calculated

Income Distribution R$ Thousand
Net Income of the Period:	6,338,688
Constitution of Statutory reserve for investments (50% of Net Income)	3,169,344
Constitution of Statutory reserve of studies and projects (1% of Net Income)	63,387

15.   If there is withholding of earnings established in capital budget

(a)   Identify the amount withheld

As provided for in article 196 of the Brazilian Corporation Law, the Company, by resolution of the General Meeting, may approve a proposal from its Management to retain part of the net income for the year provided for in the capital budget previously approved by it.

In this sense, the Company's Management proposes to retain a portion of net income for the year equivalent to R$ 1,471,208 thousand.

(b)   Provide a copy of the capital budget

ELETROBRAS

CAPITAL BUDGET

Eletrobras' capital budget of R$ 4,417 million for the year 2021 was an integral part of the Business and Management Master Plan 2021 - 2025 (“PDNG”), approved by the Board of Directors on December 23, 2020.

Accordingly, the company is proposing to withhold R$ 1,471,208 thousand based on Article 196 of Law 6,404. As can be seen, the company has a capital budget that aims, in particular, works at the Angra III plant, through the contribution of the Holding company with its own resources (R$ 2,447 million) and the amortization of financial debts (R$ 1,970 million) highlighting the nature of Eletrobras holding.

Angra III Investment Project	2,447	million
Debts Amortization	1,970	million
Total budget for art 196 retention proposal	4,417	million

The amount foreseen for this capital budget will be served exclusively by own resources from the Company's operation.

16.   If there is allocation of earnings to a tax incentive reserve

(a)   Report the amount allocated to the reserve

Not Applicable.

(b)   Explain the nature of the allocation

Not Applicable.

FISCAL COUNCIL 505th Meeting	03.19.2021 •

ANNEX 10 - OPINION ON THE CAPITAL BUDGET PROPOSAL

ELETROBRAS

Capital budget proposal for the year 2021

Eletrobras' capital budget in the total amount of R$ 4,417 million for the year 2021 was an integral part of the Business and Management Master Plan 2021 - 2025 (“PDNG”), approved by the Board of Directors on December 23, 2020. Accordingly, the Company is proposing the retention of R$ 1,471.2 million based on Article 196 of Law 6,404 /1976. As can be seen, the Company has a capital budget that aims, in particular, works at the Angra III plant, through the contribution of the Holding company with its own resources (R$ 2,447 million) and the amortization of financial debts (R$ 1,970 million) highlighting the nature of Eletrobras holding.

Investment project Angra III	BRL 2,447 million
Amortization of ordinary debts	BRL 1,970 million
Total budget for purposes of retaining article 196	BRL 4,417 million

The amount foreseen for this capital budget will be served exclusively by own resources from the Company's operation.

This Fiscal Council, in the use of its attributions, opposes favorably the submission of this proposal to the resolution of the Company's Annual Shareholders' Meeting.

Rio de Janeiro, March 19, 2021.

PATRICIA VALENTE STIERLI	EDUARDO COUTINHO GUERRA
Fiscal Council Chairman	Member

GIULIANO BARBATO WOLF	HAILTON MADUREIRA DE ALMEIDA
Member	Member

THAÍS MÁRCIA FERNANDES MATANO LACERDA
Member

FISCAL COUNCIL 505th Meeting	03.19.2021

ANNEX 11 - FINANCIAL STATEMENT OPINION

12.31.2020

The Fiscal Council of Centrais Elétricas Brasileiras S.A. - Eletrobras, within the scope of its legal and statutory attributions, learned of the Management Report and examined Eletrobras' individual and consolidated financial statements for the fiscal year ended on December 31, 2019, composed by Balance Sheet, Statement of Income for the Year, Statement of Added Value, Statement of Comprehensive Income, Statement of Cash Flows and Explanatory Notes to the Financial Statements, accompanied by the Opinion of the Independent Auditors, as well as found out about the proposal regarding the allocation the result of the fiscal year

This Fiscal Council, considering the monitoring work of the Company, parent company and consolidated, the information provided by the Company throughout the year, the analysis of the documentation presented and the Independent Auditors' Report - PWC, understands that the referred documents, highlighting the emphasis contained in the Independent Auditors 'Report, they are in a position to be submitted to the deliberation of the Company's Annual Shareholders' Meeting.

Rio de Janeiro, March 19, 2021.

PATRICIA VALENTE STIERLI	EDUARDO COUTINHO GUERRA
Fiscal Council Chairman	Member

GIULIANO BARBATO WOLF	HAILTON MADUREIRA DE ALMEIDA
Member	Member

THAÍS MÁRCIA FERNANDES MATANO LACERDA

Member

ANNEX 11 – LEGAL OPINION

From:	Cristiane Vieira de Paiva Villela
To:	Rafael Gusmão Rodrigues de Andrade
Subject:	Management Proposal of the 61st Annual Shareholders’ Meeting of Eletrobras
Reference:	DFR- 006/2021 Memorandum EMP–2021/0094

Mrs. Head of DFR sends us, by means of the above memorandum, a matter requesting an analysis[1] of this PRJC, from a legal point of view, of Eletrobras’ Management Proposal connected to the Shareholders’ Meeting (“AGO”), to be virtually held on April 27, 2021, at 2p.m. to deliberate on the following agenda:

“Business to be deliberated at AGO:

1.          To receive the Managers' accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the financial year ending as of December 31, 2020;

2.          To deliberate on the proposal of the Company's management to allocate the result connected to the accounting year ended on December 31, 2020, and on the distribution of dividends;

3.          Appoint, among the members of the Company’s Board of Directors;

4.          To elect the members of the Fiscal Board and their alternates; and

[1] It should be emphasized that this examination shall be limited to the legal aspects of the subject, with no regard for technical, economic, financial aspects, and those that require the exercise of administrative discretion.

5.          To set the global compensation of the Managers, the members of the Fiscal Board of the Company and the members of the Audit and Risk Committee created by the Articles of Incorporation.”

Having considered the facts, the legal questions connected to the inquiry under examination are analyzed, and the convenience and timeliness of the contents of the Management Proposal are not matters of a legal nature.

1. General Considerations connected to the Shareholders’ Meetings

1.1. Call

Initially, regarding the call, we would like to clarify that, in accordance with the provisions of Articles 124[2] et seq of Act 6404/1976 (“LSA”), the regular call of shareholders shall be made by means of publication of notices, and shall include, in addition to the venue, date and time of the Shareholders’ Meeting, and the agenda.

[2] Article 124. The call shall be made by means of a notice published for a minimum of 3 (three) times, stating, in addition to the venue, date, and time of the meeting, the agenda and, in case of amendment of the Articles of Incorporation.

Paragraph 1. The first call of the shareholders’ meeting shall be made:

I - in the closely-held corporations, at least eight (8) days before the publication of the first notice; if the meeting is not being held, a new notice will be published, in a second call, at least five (5) days in advance;

II - in the publicly-held company, the deadline for the first call shall be 15 (fifteen) days, and the second call for 8 (eight) days.

Paragraph 2. Shareholders’ Meeting must be held, preferably, at the building where the company is headquartered or, following an event of force majeure, somewhere else, provided it takes place in the same City of the headquarters and clearly identified in the call notice.

Paragraph 2-A. Without prejudice of the extent set out in paragraph 2 hereof, the companies, either publicly-held or private, may hold digital meetings, pursuant to the rules of the Securities and Exchange Commission (CVM) and of the competent authority of the Federal Executive Branch, respectively.

Paragraph 3. In closed held corporations, a shareholder representing five percent (5%) or more of the capital stock shall be called by telegram or registered letter, issued with the advance provided for in Paragraph 1, provided that he/she has requested it in writing, to the company, indicating the full address and validity of the request, not exceeding two (2) fiscal years, and renewable; this notice does not exempt the publication of the notice provided for in Paragraph 1, and failure to comply will entitled the shareholder the right to compensation from the company’s managers for damages.

Paragraph 4. Regardless of the formalities foreseen in this article, the shareholders’ meeting to be attended by all the shareholders shall be considered regular.

Paragraph 5. The Brazilian Securities and Exchange Commission may, at its sole discretion, by reasoned decision of its Collective Body, at the request of any shareholder, and after hearing the company:

I - increase, to up to thirty (30) days, as of the date on which the documents related to the matters to be resolved are made available to the shareholders, the timely notice of publication of the first call notice of the shareholders’ meeting of the publicly-held company, when it concerns operations that, due to their intricateness, require a longer period for them to be known and analyzed by the shareholders;

It should be noted that Article 124, Paragraph 6 of the LSA, which requires public-held companies to submit, on the date of publication of the notice convening the annual and special meeting, documents related to the agenda on the Stock Exchanges on which their shares are mostly negotiated. It is also noted that such obligation is additional to those required by Articles 133[3] and 135[4], Paragraph 3 of the same legal provision.

II - discontinue, for up to 15 (fifteen) days, the course of the deadline prior to the call of a special shareholders’ meeting of publicly-held company, in order to take cognizance and review the proposals to be submitted to the meeting and, if applicable, inform to the company, until the termination of the discontinuance, the reasons why it considers that the proposed deliberation to the meeting breaches legal or regulatory provisions.

Paragraph 6. Publicly-held companies with shares listed for trading on a stock exchange shall, at the date of publication of the notice convening the meeting, send to the stock exchange on which their shares are mostly traded, the documents made available to shareholders for deliberation in shareholders’ meeting.

[3] Article 133. The managers should communicate, no later than one (1) month before the date scheduled for the shareholders' meeting, by notices published in the manner set forth in Article 124, which are available to shareholders:

I - the management’s report on the corporate business and the main administrative facts of the accounting year then ended;

II - copy of the financial statements;

III - the opinion of independent auditors, if any.

IV - the opinion of the fiscal board, including dissenting votes, if any; and

 V - other documents relevant to the business included in the agenda.

Paragraph 1. The notices shall state the place or places where the shareholders may arrange copies of these documents.

Paragraph 2. The company shall submit a copy of these documents to the shareholders who request it in writing, under the conditions set forth in Paragraph 3 of Article 124.

Paragraph 3. The documents referred to in this article, except for those included in items IV and V, shall be published at least five (5) days before the date set for holding the shareholders’ meeting.

Paragraph 4. The shareholders’ meeting that gathers all shareholders may consider as remedied the absence of publication of notices or failure to comply with the deadlines referred to in this article; but publishing the documents before the meeting is held is mandatory.

Paragraph 5. The publication of the notices is exempted when the documents referred to in this article are published until one (1) month before the date scheduled for holding the ordinary shareholders’ meeting.

[4] Article 135. The special shareholders’ meeting that aims at the amendment of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.

(...)

Paragraph 3. The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.

It should also be that Article 121 of LSA provides for the opening, holding and recording of the shareholders’ meeting: the online attendance of the publicly-held company’s shareholder.

The primary objective of this innovation was to suppress absenteeism of the company’s minority shareholders, which sometimes deem the costs connected to obtaining information and traveling to the venue an obstacle to the intended corporate activism, and the underlying improvement of the capital market. As stated by Modesto Carvalhosa, “online attendance does not hinder in any way the full exercise of the right to participate, debate, protest and vote reasonably.”

Shareholders who participate online in a shareholders’ meeting are entitled to participate in all discussions regarding the matters, being able to present their motions, protests and dissenting votes, which shall be included as attachments to the respective minutes. In this regard, Articles 100[5], Paragraph 2, and 127[6], sole paragraph, all of LSA, should be fulfilled.

[5] “Article 100. In addition to the mandatory books for any merchandising business, the company must have the following ones, which shall meet the same legal formalities:

(...)

Paragraph 2. In publicly-held companies, the books referred to in items I to V of the head provision of this article may be replaced, subject to the rules issued by the Brazilian Securities and Exchange Commission, with mechanical or electronic records.”

[6] “Article 127. Before opening the meeting, shareholders shall sign the “Attendance Book,” stating their name, nationality and residence, as well as the number, type and class of shares they hold.

It should be noted that pursuant to Article 121, sole paragraph of the LSA[7], after amendment to Act 14030/2020, the shareholder of publicly-held company is allowed to participate and vote in a general shareholders’ meeting remotely.

At this point, CVM Instruction No. 481, as amended by CVM Instruction 622/2020, Article 4[8], item III, determines that the call notice must include, if remote participation via electronic system is permitted, information detailing the rules and procedures according to which shareholders may participate and vote remotely at the general shareholders’ meeting, including necessary and sufficient information for shareholders to access and use the system, and if the meeting will be partially or exclusively held via digital means.

Paragraph 3of Article 5[9] of the abovementioned Instruction allows the company to demand that the shareholder who intends to participate via electronic system deposit the documents listed in paragraph 1 within 2 (two) days before the date in which the meeting is to be held.

Sole Paragraph. For all purposes of this Law, a shareholder who registers his/her presence remotely is considered to be present at the shareholders’ meeting, as provided for in the regulations of the Brazilian Securities and Exchange Commission.”

[7] “Article 121. The shareholders’ meeting, called and opened in accordance with the law and the Articles of Incorporation, has the power to decide on all business concerning the corporate purpose, and to take the resolutions it deems convenient for its defense and development.

Sole Paragraph. In publicly-held or private companies, the shareholder may remotely participate and vote at a shareholders’ meeting, in accordance with the regulations of the Securities and Exchange Commission (CVM) and of the competent authority of the Federal Executive Branch, respectively.

[8] “Article 4. The call notice for general shareholders’ meetings must include:

(...)

III – if remote participation via electronic system is permitted, under the terms of Article 21-C, paragraph 2, item II, information detailing the rules and procedures according to which shareholders may participate and vote remotely at the general shareholders’ meeting, including necessary and sufficient information for shareholders to access and use the system, and if the meeting will be partially or exclusively held via digital means.”

[9] “Article 5 The call notice must list the documents required for shareholders to be admitted to the general shareholders’ meeting.

(...)

In spite of the above, the respected doctrine has always admitted the possibility holding shareholders’ meeting entirely or partially via digital means.

According to jurist Nelson Eizirik:

“General Shareholders Meetings may, at first, be held in different manners: (i) at the venue informed in the notice and with attendance in person of shareholders; (ii) virtually, without the physical presence of participants, (iii) at the venue informed in the call notice, with attendance in person of some participants and the possibility of remote participation by other shareholders, via screens, telephone or videoconference, cable TV or internet, for instance (emphasis added)”[10]

In light of the above legislation, the Management Proposal states that:

"Considering the situation being reported about the COVID-19 (coronavirus) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, the Shareholders’ Meeting will be exclusively held via digital means, reason why the shareholder may only participate:

(a) via Voting Bulletin, provided that detailed instructions on the documentation required for remote voting are contained in the Bulletin that may be accessed on the above websites; and

(b) via Digital Platform, in person or by a proxy duly appointed under the terms of Article 21-C, Paragraphs 2 and 3 of CVM Normative Instruction No. 481, in which case the Shareholder may: (i) simply attend AGO, whether or not he has sent the Voting Bulletin; or (ii) participate and vote at AGO. It should be noted that for the Shareholder who has already sent the Voting Bulletin and intents to vote at the Meeting via Digital Platform, all voting instructions received by means of the Voting Bulletin will be disregarded.” (Emphasis added)

Paragraph 3. The company may require that the shareholder who intends to participate via electronic system, pursuant to Article 21-C, II, deposit the documents listed in paragraph 1 within two (2) days before the date in which the meeting is to be held.”

[10] EIZIRIK, Nelson. A Lei das S/A Comentada – artigos 80 ao 130, Vol. II SP: Quartier Latin, 2015, p. 313.

In view of the foregoing, there is no legal impediment to holding the concerned shareholders’ meeting in an exclusively virtual format.

With regard to the opening of AGO, Article 125[11] of LSA establishes that the meeting is opened in the first call with the attendance of shareholders representing at least 1/4 of the capital with voting rights and, on second call, any number thereof.

In this regard, it should be noted that opening quorum is different from the deliberation quorum (Articles 129[12] and 136[13] of LSA). The first is the minimum number of shareholders that the law establishes for the accomplishment of the bidding process, and the second stands as the minimum number of votes required to approve certain matters and is therefore a requirement for the validity of the deliberations.

[11] Article 125. Subject to the exceptions provided for by law, the shareholders' meeting shall be convened, at first call, with the presence of shareholders representing at least 1/4 (one fourth) of the voting capital stock; and, on second call, it shall be opened with any number.

Sole Paragraph. Non-voting shareholders may attend the shareholders’ meeting, and discuss the matter referred for deliberation.

[12] Article 129. The resolutions of the shareholders’ meeting, except for the exceptions provided by law, shall be taken by absolute majority of votes, not counting blank votes.

[13] Article 136. The approval of shareholders representing at least one-half of the voting shares is required if a higher quorum is not required by the company’s Articles of Incorporation, and whose shares are not admitted to trading on stock exchange or over-the-counter market, for a deliberation on:

I - the creation of preferred shares or class increase of existing preferred shares, without proportion to the other classes of preferred shares, unless already established or authorized by the Articles of Incorporation;

II - change in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or creation of a new class of higher preference;

III - reduction of the mandatory dividend;

IV - consolidation of the company, or its merger into another one;

V - participation in a group of companies (Article 265);

VI - change of the corporate purpose;

VII - end of the company’s liquidation status;

With regard to the deliberation quorum, it should be noted that, as a general rule, the LSA, in Article 129, established the majority principle while setting forth in the head provision that the deliberations shall be taken by absolute majority of votes of the attending shareholders, not counting blank votes, that is, those that do not contain any statement. Thus, the deliberations taken at a shareholders’ meeting regularly called and opened, are binding on all shareholders, even absent or dissenting.

With regard to the availability of documentation, pursuant to Article 133 of LSA, the managers should report, until one month before the date set for the AGO, for notices published in the manner set forth in Article 124, that the documents provided for in its head provision are available to shareholders, provided that such documents, except for the opinion of the fiscal board, and other documents connected to matters included in the agenda[14], shall be published within a period of not more than five (5) days before the date set for the publication of the notices, when such documents are published up to one month before the date set for the holding of Shareholders’ Meeting. It should be noted that failure to publish the notices or failure to comply with the deadlines referred to in Article 124 of LSA may be remedied by the attendance at the Shareholders’ Meeting of all shareholders, but, however, publishing the documents prior to the Shareholders’ Meeting is mandatory.

 VIII - establishment of the participation certificates;

IX - company’s spin-off;

X - company’s dissolution.

Paragraph 1. In the cases of items I and II, the effectiveness of the deliberation depends on prior approval or ratification, over a non-extendable term of one year, by holders of more than half of each class of preferred shares impaired, gathered at a special meeting convened by the managers, and instituted according to the formalities of said Law.

Paragraph 2. The Brazilian Securities and Exchange Commission may authorize the reduction of the quorum provided for in this article in the case of publicly-held company with dispersed shares in the market, whose 3 (three) last shareholders’ meetings have been held with the presence of shareholders representing less than half of the voting shares. In this case, the authorization of the Brazilian Securities and Exchange Commission shall be mentioned in the call notice and the deliberation with a reduced quorum may only be adopted on a third call.

Paragraph 3. The provisions of paragraph 2 of this article shall also apply to the special shareholders’ meetings referred to in paragraph 1.

Paragraph 4. It shall be included in the minutes of the general meeting that deliberate on the matters under items I and II, if there is no previous approval, that the resolution shall only be effective after its ratification by the special shareholders’ meeting set forth in Paragraph 1.

[14]At this point, we bring up the understanding of Modesto Carvalhosa, according to which “although the company is required to disclose, prior to the shareholders’ meeting, the documents referred to in new items IV and V, Law 10303, of 2001, in the new paragraph 3 of this Article 133, exempts these documents from the publication before the shareholders’ meeting is held. Therefore, shareholders interested in analyzing these documents shall not be able to count on their publication before the shareholders’ meeting, and they should arrange a copy at the places stated by the company in the published notices. Nevertheless, the published notices should mention the opinion of the Fiscal Board and the existence of dissenting votes, if any, as well as other documents referring to the matters included in the agenda.” (emphasis added.)

In addition, the Brazilian Securities and Exchange Commission (CVM) issued CVM Instruction No. 481/2009, which established requirements related to the disclosure of information that must be provided by management to shareholders prior to the holding of shareholders’ meetings of publicly-held companies, mainly Articles 6 and 9 of said instruction[15].

[15] “Article 6 The company should make available to the shareholders, through an electronic system on the CVM web page:

I - information and documents provided for in the other articles of this Chapter III, and in Chapter III-A; and

II - any other information and documents relevant to the exercise of the right to vote in the meeting.

Sole Paragraph. The documents and information should be provided up to the date of publication of the first call notice of the meeting, except if Act 6404 of 1976, this Instruction or other rule of CVM establish a longer term.

(...)

Art. 9 The company should provide, not later than one (1) month before the date scheduled for the ordinary shareholders' meeting, the following documents and information:

I - the management’s report on the corporate business and the main administrative facts of the accounting year then ended;

II – copy of the financial statements;

III - managers’ comment on the company’s financial situation, pursuant to item 10 of the reference form;

IV – report of independent auditors;

V - opinion of the fiscal board, including dissenting votes, if any; and

VI – the remote voting bulletin, referred to under Article 21-F.

Sole Paragraph. By the date set forth in the head provision, the company should also provide the following documents:

I – Standardized Financial Statements Form - DFP;

It should also be noted that, considering the items on the agenda of the meetings under analysis, the provisions under Articles[16] 10 and 12 of said Instruction should be met.

1.2. Voting Right

Initially, it is found that Eletrobras’ preferred shares do not grant their holders the right to vote at meetings, according to Article 9[17], item II of the Company’s Articles of Incorporation[18], giving it such prerogative only if the Company is in default with the payment of minimum or fixed dividends, according to Article 111, paragraphs 1 and 2 of LSA[19].

II - proposal for the allocation of net income for the year that establishes at least the information stated in Annex 9-1-II to this Instruction; and

III – opinion of the audit committee, if any.”

[16] Article 10. Whenever a shareholders’ meeting is called to elect managers or members of the fiscal board, the company should provide:

I - at least the information indicated in items 12.5 to 12.10 of the reference form, in relation to candidates appointed or supported by management or by controlling shareholders; and II - the remote ballot paper, in the hypotheses referred to in Article 21-A.

(...)

Article 12. Whenever the shareholders’ meeting is called to set the compensation of the managers, the company shall provide, at least, the following documents and information: I - the managers’ compensation proposal; and II - the information stated in item 13 of the reference form.

[17] Article 9 - Eletrobras’ shares shall be:

(...)

II - preferred, registered shares without right to vote in Shareholders’ Meetings.

[18] “Article 4 - Each ordinary share shall correspond to one vote in the deliberations of the shareholders’ meeting.

Sole Paragraph. Preferred shares shall not have voting rights, shall be entitled to:

(...)

IV the right to elect and dismiss a member of the Board of Directors in a separate vote, under the conditions established in Law 6404/76 and its amendments.”

[19] Article 111. The Articles of Incorporation may fail to grant the preferred shares some of the rights recognized to the common shares, including voting rights, or grant it with restrictions, subject to the provisions under Article 109.

Paragraph 1. Preferred shares without entitled to voting shall acquire the right to exercise such right if the company, over the period established in the Articles of Incorporation, does not exceed three (3) consecutive years, fails to pay the fixed or minimum dividends to which they are entitled, and such right shall be maintained until payment, if such dividends are not cumulative, or until the cumulative arrears are paid.”

Paragraph 2. In the same hypothesis and under the same condition as in Paragraph 1, preferred shares with restricted voting rights shall have their limitations on the exercise of that right suspended.

Nonetheless, LSA gives preferred shareholders special voting rights for seats on the Board of Directors (“CA”) and Fiscal Board (“CF”), respectively, under the terms of Articles 141[20], paragraph 4, item “II” and Article 161[21], paragraph 4, letter “a”. And, in the case of Government-controlled companies, such as Eletrobras, respectively Articles 239 and 240 of LSA[22].

[20] Article 141. In the election of directors, shareholders that represent at least 0.1 (one tenth) of the voting share capital, whether or not provided for in the Articles of Incorporation, are allowed to request the adoption of the multiple voting process, with each share being warranted as many votes as there are board members, and the shareholder being entitled to cumulate the votes in a single candidate or to distribute them among several ones.

(…)

Paragraph 4. The right to elect and dismiss a member and his alternate member of the board of directors, in a separate vote at the shareholders’ meeting, excluding the controlling shareholder, the majority of the members, respectively: (Wording of Law No. 10303, of 2001)

(…)

II - preferred shares without voting rights or with restricted voting rights issued by a publicly-held company, representing at least 10% (ten percent) of the capital, which have not exercised the right provided for under the Articles of Incorporation, in accordance with Article 18.

[21] Article 161. The company shall have a fiscal board and the Articles of Incorporation shall provide for its operation, either permanently or in the accounting years in which it is established upon request of shareholders.

(…)

4 In the establishment of the fiscal board, the following rules shall be met:

a) holders of preferred shares without voting rights, or with restricted voting rights, shall be entitled to elect, in a separate vote, 1 (one) member and respective alternate; minority shareholders shall have the same right, provided that they jointly represent 10% (ten percent) or more of the voting shares;

[22] Article 239. Government-controlled companies shall have a Board of Directors, with the minority having the right to elect one of the directors, if more are not available to them through the multiple vote process.

Article 240. The functioning of the fiscal board shall be permanent in the government-controlled companies; one of its members, and its alternate, shall be elected for the minority common shares, and the other one for the preferred shares, if any.

In this context, in view of the end of the terms of office of the Fiscal Board’s members, the Management Proposal explains that:

" • Shareholders that hold Preferred shares:

They will be entitled to voting exclusively in the elections, separately, for the vacancies in the Board of Directors and in the Fiscal Board, however, they may not separately participate in the election for the vacancies in the Board of Directors and in the Fiscal Board earmarked for shareholders holding common shares.

The statement of Nelson Eizirik[23] regarding the quorum for the election in question is important pertaining to Government-Controlled Companies, such as Eletrobras, in view of Article 240 of LSA:

“ (...) Unlike in other companies, a minimum percentage of shares is not required for a government-controlled company to appoint representatives of the holders of common and preferred shares.”

Furthermore, it should be noted that CVM Instruction No. 481/2009, in its ANNEX 21-L-I, when setting a minimum percentage of a certain type of share, does so only for the inclusion of candidates in the Distance Voting Bulletin, as per the prerogative warranted to the Regulator by Article 121, sole paragraph of LSA. However, at the time of the meeting, as explained above, the provisions of Article 240 of the Corporations Act shall be applied, that is, the appointment and election shall be made without the requirement of any quorum, but the holding of 1 (one) preferred share.

[23] A Lei das S/A Comentada – artigos 206 ao 300, Vol. IV, SP: Quartier Latin, 2015, p. 214.

1.3. Remote Voting

CVM, by amending CVM Instruction 481/2009, regulated the remote voting provided for in the sole paragraphs of Articles 121 and 127 of LSA, introducing into the Brazilian capital market a tool for distance voting referred to as ballot paper.

In this vein, the ballot paper for remote voting became mandatory[24]for publicly traded companies with shares listed on the stock exchange.

Therefore, said companies are required to make available to their shareholders the remote voting ballot paper up to one month prior to the date scheduled for the ordinary shareholders’ meeting and the shareholders’ meetings convened to deliberate on the election of members of the Board of Directors and Fiscal Board, abiding by the provisions of CVM Instruction 561/2015, without prejudice to distance voting being used for shareholders’ meetings convened to deliberate on other matters, at the discretion of the company.

[24] Article 21-A. The shareholder may exercise the vote in shareholders’ meetings by completing and delivering the ballot paper.

Paragraph 1. Up to 1 (one) month before the date set for the meeting, the company should make the remote ballot paper available:

I – in the event of the shareholders’ meeting;

II – whenever the shareholders’ meeting is called to deliberate on the election of members:

a) of the fiscal board; or

b) of the board of directors, when the election becomes necessary due to vacancy of the majority of the positions of the board, by vacancy in a board that has been elected by multiple vote or to fill the vacancies dedicated to the separate election provided for under Articles 141, Paragraph 4 and 239 of Act 6404/1976; and

III - whenever a special shareholders’ meeting is called to occur on the same date scheduled for the shareholders’ meeting.

Paragraph 2. Without prejudice to the provisions of item II of Paragraph 1, the company may allow the remote ballot paper at any special shareholders’ meeting, abiding by the terms and conditions established in this Chapter III-A, except for Section IV.

Therefore, in light of CVM Instruction 481/2009, Eletrobras should make available to its shareholders the Remote Voting Bulletin, pursuant to the provisions under Article 21-F of said Instruction.

It should be noted that the OFFICIAL LETTER/CVM/SEP/ No. 2/2020, issued by the CVM’s Superintendence of Corporate Relations (SEP), in its item 7.1.6, establishes that “The adoption of remote voting in a given shareholders’ meeting should always cover all matters included in the agenda, regardless of their presence or not in the list provided for under Article 21-A of CVM Instruction 481/09, as provided for under Article 21-F, paragraph 1, item I of said Instruction.”

2. Business Object of Shareholders’ Meeting

In accordance with Article 131 of LSA[25], the Shareholders’ Meeting is ordinary when it has as its object the matters listed in the exhaustive list in Article 132 of the same legal provision, and special in the other cases[26].

In addition, AGO must be held annually, in the first four months following the end of the accounting year, to deliberate privately on the matters listed in the items of Article 132 of LSA, transcribed below:

“I - take the accounts of the managers, examine, discuss and vote the financial statements;

II - resolve on the allocation of the net income for the year and the distribution of dividends;

III - elect the managers and members of the fiscal board, when applicable;

[25] Article 131. The shareholders’ meeting is ordinary when it deals with the matters provided for in article 132, and special in the other cases.

[26] Article 132. Annually, in the first four (4) months following the end of the accounting year, there shall be one (1) shareholders’ meeting to: I - take the accounts of the managers, examine, discuss, and vote on the financial statements; II - resolve on the allocation of net income for the year and the distribution of dividends; III - elect the managers and members of the fiscal board, when applicable; IV - approve the inflation adjustment of capital (Article 167) .

IV - approve the inflation adjustment of the capital (Article 167)."

Once the general questions hereunder are resolved, we will review the legal aspects of the Call for Tenders and draft Management Proposal.

As for item 1, which refers to the managers’ accountability and deliberation of the Financial Statements, this is a matter that reflects the exercise per se, by the shareholders, of the essential right to inspect the management of corporate businesses, by virtue of Article 109, III of LSA[27]. It essentially concerns the accountability of managers, according to which they inform the shareholders that elected them about the equity situation and result of the previous accounting year, in a reliable manner and abiding by all accounting and corporate regulations. The approval of the managers’ proposal, at the AGO, has the capacity to release them from any responsibility, as well as the Fiscal Board’s members that have expressed a favorable opinion[28], except in cases of error, fraud, willful misconduct or simulation[29]. It should be noted, however, that the matter has a predominantly economic-financial nature, and should be evaluated by the competent areas of the company.

[27] Article 109. Neither the Articles of Incorporation nor the Shareholders’ Meeting may deprive the shareholder of the rights to:

(...)

III - inspect, in the manner provided for under this Law, the management of corporate businesses;

[28] In this regard, the warnings made by Nelson Eizirik are relevant in the sense that managers’ accountability unfolds in different expository pieces: the financial statements, “in literal language”, and the management report, “in cursive language”, being certain that the Shareholders’ Meeting may approve the first if found in compliance with accounting and corporate rules, but reject the second for considering the management of social affairs somewhat reckless and vice versa (in this respect, see A Lei das S/A Comentada – artigos 80 ao 137, Vol. II, SP: Quartier Latin, 2015, pp. 433-444).

[29] Article 134. Once the shareholders’ meeting is opened, if required by any shareholder, the documents referred to in Article 133 and the opinion of the fiscal board, if any, shall be read, and submitted to the board for discussion and voting.

(...)

Paragraph 3. The unreserved approval of the financial statements and accounts relieves managers and auditors from liability, except for error, fraud, willful misconduct or simulation (Article 286).

With regard to item 2, which provides for the proposal of the Company’s management for the allocation of the results for the year, pursuant to Article 192[30] of LSA, it is incumbent upon the management bodies to present to AGO, together with the financial statements, a proposal on the allocation, in full[31], to be made to the net income for the year.

Regarding dividends, the provisions under Article 202[32] of LSA, which establishes that mandatory dividends are those set forth under the Articles of Incorporation and that, in the event there is no such provision in said Articles, the mandatory dividend cannot be less than 25% (twenty-five percent) of the adjusted net income, under the terms of said article.

[30] Article 192. Jointly with the financial statements for the year, the company’s management bodies shall submit to the shareholders’ meeting, subject to the provisions of Articles 193 to 203 and the Articles of Incorporation, a proposal on the allocation to be made to the net income for the year.

[31] As provided for by Article 202, Paragraph 6 of LSA, according to which profits which are not allocated in Reserves should be distributed as dividends:

[32] Article 202. Shareholders are entitled to receive as a mandatory dividend, in each accounting year, the portion of the profits established in the Articles of Incorporation or, if this is omitted, the amount set in accordance with the following rules:

I - half of the net income for the year decreased or increased by the following amounts:

a) amount earmarked for the constitution of the legal reserve (Article 193); and

b) amount earmarked for the creation of the contingency reserve (Article 195) and reversal of the same reserve created in previous years;

II - the payment of the dividend established pursuant to item I may be limited to the amount of net income for the year that has been realized, provided that the difference is recorded as an unrealized profit reserve (Article 197);

III - profits recorded in the unrealized profit reserve, when realized and if they have not been absorbed by losses in subsequent years, shall be added to the first dividend stated after the realization.

Paragraph 1. The Articles of Incorporation may establish the dividend as a percentage of profit or capital, or set other criteria to ascertain the said dividend, provided that they are accurately and thoroughly regulated and do not subject minority shareholders to the discretion of the management bodies or the majority.

Paragraph 2. When the Articles of Incorporation does not provide for such matter and the shareholders’ meeting decides to change it to introduce a rule on the matter, the mandatory dividend cannot be less than 25% (twenty-five percent) of the adjusted net income under the terms of item I of this Article.

Paragraph 3. The shareholders’ meeting may, provided that there is no opposition from any attending shareholder, decide on the distribution of a dividend lower than the mandatory amount, under the terms of this Article, or on the retention of the entire net income, in the following companies:

Therefore, the Articles of Incorporation of the Company wherein the Shareholders’ Meeting shall be held shall be reviewed, for each case, when its agenda includes the distribution of dividends, especially concerning any provision for priority in payment, in the case of preferred shares.

This is because, in addition to the mandatory dividends, the Articles of Incorporation of the Company may provide for priority in the distribution of dividends to preferred shareholders, which can be set, minimum or cumulative, according to Article 17, Paragraph 4, of LSA[33].

In this regard, the draft Management Proposal states that:

“In the case of the Company, Article 56, Paragraph 1 of the Articles of Incorporation establishes that this installment shall be equal to twenty-five percent (25%) of the net income ascertained for the year, adjusted pursuant to the Brazilian Corporations Act. The same provision is included in the Company’s Dividend Policy.

I - publicly-held companies exclusively for raising funds through debentures not convertible into shares;

II - closely-held companies, except those controlled by publicly-held companies that do not fit the condition provided for in item I.

Paragraph 4. The dividend provided for in this Article shall not be mandatory in the accounting year in which the management bodies inform the shareholders’ meeting that it is incompatible with the company’s financial situation. The fiscal board, if in operation, shall issue an opinion on such piece of information and, in the case of the publicly-held company, its managers shall forward to the Securities and Exchange Commission, within 5 (five) days of the shareholders’ meeting, a reasoning concerning such information transmitted to the meeting.

Paragraph 5. Profits that are no longer distributed under the terms of Paragraph 4 shall be recorded as a special reserve and, if not absorbed by losses in subsequent years, shall be paid as dividends as soon as the company’s financial situation so allows.

Paragraph 6. The profits not allocated under the terms of Articles 193 to 197 shall be distributed as dividends.

[33] Article 17. Preferences or advantages of preferred shares may consist of:

(...)

Paragraph 4. Unless otherwise established under the Articles of Incorporation, the priority dividend is not cumulative, the share with a fixed dividend does not have interest in the remaining profits, and the share with a minimum dividend has interest in the profits distributed on equal terms with the common shares, after ensuring them a dividend equal to the minimum.

In the accounting year 2020, the parent company's net income was BRL 6,338,688 thousand, which after the adjustments of legal reserve (-BRL 316,934 thousand) and the addition of the prescribed dividends (+BRL 4,044 thousand) and Revaluation Reserve (+BRL 2,757 thousand), totaled an adjusted net income of BRL 6,028,555 thousand. Thus, in view of the provisions under the law and under the Articles of Incorporation on the mandatory dividend, the portion corresponding to twenty-five percent (25%) of the adjusted net income for the accounting year 2020, equivalent to BRL 1,507,139 thousand should be distributed to the Company's shareholders, subject to the provisions of Paragraphs 1 and 2 of Article 10 of the Company's Articles of Incorporation.

In 2018, due to the Company's financial incapacity, a special retained dividend reserve (Article 202, Paragraphs 4 and 5 of Law 6404) was restricted in the amount of Two Billion, Two Hundred and Ninety-One Million, Eight Hundred and Eighty-Nine Thousand Brazilian Reais (BRL 2,291,889), and duly approved by the 59th Shareholders’ Meeting dated April 29, 2019. On January 29, 2021, after a reassessment of the Company's capacity, Eletrobras' Board of Directors approved, under the terms proposed by the Executive Board, the payment of the total amount of Two Billion, Two Hundred and Ninety-two Million, Eight Hundred and Eighty-eight Thousand, Six Hundred and Ninety-two Brazilian Reais and Forty-eight Cents (BRL 2,291,888,692.48), as intermediate dividends for the year 2021, due to the reversal of the entire balance of the special reserve for retained dividends, under the terms of Paragraphs 4 and 5 of Article 202 of Law 6404/1976 (“Intermediate Dividends”). The payment was made, on February 19, to the preferred and common shareholders, abiding by the priority in the payment of preferred shares dividends established in Paragraphs 1 and 2 of Article 10 of the Articles of Incorporation, as well as the percentage of ten percent (10%) more for each preferred share in relation to each common share, also provided for in Paragraph 4 of said Article 10.

Considering that the annual minimum dividend payment obligation to preferred shareholders, established in Paragraphs 1 and 2 of Article 10 of the Articles of Incorporation, was fully complied with in 2021, any dividend distribution that may be stated and paid, in the year 2021, should only meet the provisions of Paragraphs 3 and 4 of Article 10 of the Articles of Incorporation, which establishes that, after the minimum dividends are guaranteed to the preferred shares, each preferred share shall be entitled the right to dividends, per share, of at least ten percent (10%) higher than those allocated to each common share.

In view of the foregoing, Management proposes the following allocation of income for the accounting year ended December 31, 2020:

Calculation of Mandatory Dividends for 2020 and Allocation	(Thousand Brazilian Reais)
Net Income for the Year	6,338,688
(-) Legal Reserve (5% of Net Income)	(316,934)
(+) Realization of Revaluation Reserve	2,757
(+) Prescribed Dividends	4,044
(=) 2020 Adjusted Net Profit	6,028,555
(-) Mandatory Dividend of 2020 (25% of adjusted net profit)	(1,507,139)
(=) 2020 Balance to Allocate	4,521,416
(+) Retained earnings	182,523
(=) Total Balance to Allocate	4,703,939
(-) Investment Reserve created by the Articles of Incorporation (50% of Net Profit for 2020)	(3,169,344)
(-) Reserve created by the Articles of Incorporation of Assessments and Designs (1% of net profit of 2020)	(63,387)
(-) Retention of Profits (Article 196 LSA – Capital Budget)	(1,471,208)
Closing balance	0

Reserve of Capital Budget

Regarding the Retention of profits, for the purposes of capital budgeting, as provided for in Article 196 of the Brazilian Corporations Act, the Company explains that, on February 23, 2021, Provisional Measure 1031 was issued, which provides for the privatization of Eletrobras. The substantiation of this scenario, as disclosed by the Company, by means of the Material Fact of December 23, 2020, which provided for 2021-2025 Business and Management Steering Plan, alters the Company's investment capacity. Considering that the Provisional Measure needs to be converted into Law, and that privatization depends on approval by the National Congress, the Company's investment level, in the long run, implies some degree of uncertainty. Therefore, the Company decided to reevaluate the decision to state the capital budget on a multi-annual basis, as occurred at the 60th Shareholders’ Meeting, and to resume annual statement of the capital budget.

For the year 2021, the Company revised its capital budget and the available sources, in addition to its cash availability, to meet the obligations already incurred, risk of payment of legal expenses, especially pertaining to compulsory loans, investments, amortizations of debts, and disbursements to be made in its subsidiary Eletronuclear, for the purpose of resuming the construction of Angra 3 Nuclear Power Plant, and considered the proposed retention of BRL 1,471,208 thousand appropriate, to the capital budget reserve provided for in Article 196 of the Brazilian Corporations Act, inasmuch as its investments in Angra 3, added to the debt amortizations above, already discounted from amounts to be raised from other sources, amount to about BRL 4.4 billion.

(...)

•       As provided for in Article 56, Paragraph One, of the Articles of Incorporation, twenty-five percent (25%) of the adjusted net income for the accounting year ended on December 31 is to be paid as mandatory dividends. Therefore, Management proposes that the above mandatory dividend amounts of BRL 1,507,139 thousand be declared and paid until December 31, 2021, as provided for in paragraph three of Article 205 of the Brazilian Corporations Act.”

With regard to the constitution of reserves, Nelson Eizirik advocates that:

“Reserves are made up of resources earmarked for a specific purpose. They are part of the net income that, due to a legal provision, provision under the Articles or meeting resolution, is retained in the company (....).

The Corporations Act establishes 2 (two) types of reserves: (i) capital reserve; and (ii) profit reserve.

(....)

The Corporations Act provides for 7 (seven) different types of profit reserves, namely: (i) legal reserve; (ii) reserves under the Articles of Incorporation (article 194); (iii) contingency reserve (article 195); (iv) reserve for tax incentives (article 195-A); (v) unrealized profit reserve (article 197); (vi) retention of profits (article 196) and (vii) special reserve for mandatory undistributed dividends (article 202, paragraph 5). The first is mandatory and the other ones are optional, as they depend on a provision under the Articles (reserve under the Articles of Incorporation) or on the resolution of the shareholders’ meeting (reserve for contingencies, reserve for tax incentives, retention of profits, reserve for unrealized profits and special reserve. ). ”

The legal reserve is that provided for under Article 193[34] of LSA, which establishes that 5% of the net income for the year will be allocated to the constitution of the legal reserve, which will not surpass 20% of the capital. According to the law, the purpose of said reserve is to ensure the integrity of the capital and may only be used to offset losses or increase capital, only allowing the company to stop constituting it in the year in which the balance of this reserve, plus the amount of capital reserves referred to in Paragraph 1 of Article 182[35] of Law 6404/76, surpasses 30% of the capital.

[34] Article 193. Out of the net income for the year, five percent (5%) will be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the capital stock.

Paragraph 1. The company may stop constituting the legal reserve in the year in which the balance of said reserve, plus the amount of the capital reserves referred to in paragraph 1 of Article 182, surpasses 30% (thirty percent) of the capital.

Paragraph 2. The purpose of the legal reserve is to ensure the integrity of the capital and may only be used to offset losses or increase capital.

[35] Article 182. The share capital account shall specify the amount subscribed and, by deduction, the portion not yet realized.

Paragraph 1. Accounts that record the following will be classified as capital reserves:

a) contribution of the subscriber of shares that exceeds the nominal value and part of the issue price of shares with no par value that exceeds the amount used to form the share capital, including in the cases of conversion into debenture stock or participation certificates;

b) the proceeds from the sale of participation certificates and subscription bonus;

c) (revoked);

d) (revoked).

Article 194[36] of Law LSA provides for the reserve under the Articles of Incorporation, which may only be created if the Articles of Incorporation accurately and thoroughly establishes its purpose; to establish the criteria to determine the annual portion of the net profits that will be allocated to its constitution; and establish the maximum reserve limit.

Reserves deliberated on meetings are those provided for in Articles 195 to 197[37] of LSA, that is, Contingency Reserves; Tax Incentive Reserve; Retention of Profits; and Unrealized Profit Reserve. According to Article 198 of LSA “the allocation of profits to constitute the reserves referred to in Article 194 and the retention under the terms of Article 196 cannot be approved, in each year, to the detriment of the distribution of the mandatory dividend (Article 202).” Article 199[38], in turn, establishes the Company’s capital as the Limit of the Profit Reserve Balance.

[36] Article 194. The Articles of Incorporation may create reserves provided that, for each one:

I - it accurately and thoroughly appoints its purpose;

II - it sets the criteria for determining the annual portion of net profits that will be allocated to its constitution; and

III - it establishes the maximum reserve limit.

[37] Article 195. The shareholders’ meeting may, at the proposal of the management bodies, allocate part of the net income to the creation of a reserve with the purpose of offsetting, in a future year, the decrease in profit resulting from a loss deemed probable, the amount of which can be estimated.

Paragraph 1. The management bodies’ proposal shall establish the cause of the expected loss and justify, with the prudent reasons that recommend it, the constitution of the reserve.

Paragraph 2. The reserve shall be reversed in the year in which the reasons that justified its constitution cease to exist or in which the loss occurs.

Art. 195-A. The shareholders’ meeting may, at the proposal of the management bodies, allocate to the tax incentive reserve the portion of the net income arising from donations or government subsidies for investments, which may be excluded from the tax base of the mandatory dividend (item I of the head provision of the Article 202 of this Law).

Art. 196. The shareholders’ meeting may, upon proposal of the management bodies, resolve to retain a portion of the net income for the year provided for in the capital budget previously approved by said meeting.

Paragraph 1. The budget, submitted by the management bodies with the justification for the proposed profit retention, shall include all sources of funds and capital investments, fixed or current, and may have a duration of up to 5 (five) years, except in the case of execution of an investment project for a longer period.

Paragraph 2. The budget may be approved by the shareholders’ meeting that decides on the balance sheet for the year and reviewed annually, when it lasts longer than one accounting year.

Art. 197. In the year wherein the amount of mandatory dividend, calculated under the terms of the Articles of Incorporation or Article 202, exceeds the realized portion of net income for the year, the shareholders’ meeting may, upon proposal of the management bodies, allocate the excess to the constitution of unrealized profit reserve.

Paragraph 1. For the purposes of this Article, the portion of net income for the year that exceeds the sum of the following amounts is considered realized:

I - the positive net result of equity accounting (Article 248); and

II – the net profit, income or gain on operations or the book of assets and liabilities at market value, whose financial realization period occurs after the end of the following accounting year.

Paragraph 2. The unrealized profit reserve may only be used to pay the mandatory dividend and, for the purpose of item III of Article 202, the unrealized profits of each accounting year that are the first to be realized in cash will be considered as part of the reserve.

[38] Article 199. The balance of profit reserves, except for contingencies, tax incentives and unrealized profits, cannot exceed the capital. When this limit is reached, the meeting shall deliberate on the application of the excess in the payment or in the increase of the capital or in the distribution of dividends.

Article 196 of LSA establishes that the retention of a portion of the profits should be proposed by the management bodies, to be deliberated by the shareholders at the Shareholders’ Meeting, and the law establishes that the proposal be based on a capital budget, which can be approved by the very AGO that resolves on the balance sheet for the year. The only reservation is that retained earnings should be allocated after deducting the amount sufficient to pay the mandatory dividend.[39]

[39] CARVALHOSA, Modesto. Comentários à Lei de Sociedades Anônimas. v.3. tomo II. São Paulo: Saraiva, 2003, p. 752.

With regard to the special reserve, provided for under Article 202[40], Paragraphs 4 e 5 of LSA, the Management Proposal informs that the said reserve was reversed by decision of the Eletrobras’ Board of Directors, which approved, on January 29, 2021, its payment, as intermediate dividends, on February 19, to the preferred and common shareholders.

Still regarding the reversal of the special undistributed dividend reserve, reference is made to the external legal opinion expressed by Professor Nelson Eizirik, attached to the draft Management Proposal.

Regarding the revaluation reserve, it should be noted that it was extinguished by Law 11638/2007 and replaced by the “equity valuation adjustment,” according to the amendment introduced in Paragraph 3 of Article 182[41] of LSA.

[40] Article 202. Shareholders are entitled to receive as a mandatory dividend, in each accounting year, the portion of the profits established in the Articles of Incorporation or, if this is omitted, the amount set in accordance with the following rules:

(...)

Paragraph 4. The dividend provided for in this Article shall not be mandatory in the accounting year in which the management bodies inform the shareholders’ meeting that it is incompatible with the company’s financial situation. The fiscal board, if in operation, shall issue an opinion on such piece of information and, in the case of the publicly-held company, its managers shall forward to the Securities and Exchange Commission, within 5 (five) days of the shareholders’ meeting, a reasoning concerning such information transmitted to the meeting.

Paragraph 5. Profits that are no longer distributed under the terms of Paragraph 4 shall be recorded as a special reserve and, if not absorbed by losses in subsequent years, shall be paid as dividends as soon as the company’s financial situation so allows.

[41] Article 182. The share capital account shall specify the amount subscribed and, by deduction, the portion not yet realized.

(...)

Paragraph 3. The entries of increases or decreases in value attributed to assets and liabilities, as a result of their valuation at fair value, will be classified as equity valuation adjustments, as long as they are not ascertained as income for the year under the accrual basis regime, in the cases provided for in this Law or in rules issued by the Securities and Exchange Commission, based on the accrual basis conferred by paragraph 3 of Article 177 of this Law.

However, Article 6 of Law No. 11.638 / 2007 establishes that “The balances existing in the revaluation reserves shall be held until their actual realization or reversed by the end of the accounting year in which this Law enters into force.” In this way, a conclusion may be drawn that the realization of the reserve under review meets the applicable legal precepts.

Furthermore, it should be noted that, according to Article 205[42]of LSA, the company shall pay the dividend of registered shares to the person that, on dividend statement date, is stated as the owner or beneficial owner of the share.

Therefore, the proposal of the Company’s management on the allocation of the results for the year, in the opinion of this PRJC, is in line with the applicable laws, with no legal hindrance to its deliberation, however, this Department refrains from expressing an opinion on the values proposed, since they are devoid of a legal nature.

With regard to Item 3, the election of the members of the Board of Directors, according to Article 146 head provision[43] of LSA, which natural persons may only be elected to hold this position if they fulfill the provisions under Article 147[44] of this same legal provision, which deals with the requirements for

[42] Article 205. The company shall pay the dividend of registered shares to the person that, on dividend statement date, is stated as the owner or beneficial owner of the share.

[43] Article 146.  Natural persons may be elected to members of the management bodies, and the officers shall reside in Brazil.

[44] Article 147. When the law requires certain requirements for the investiture in a company management position, the shareholders’ meeting may only elect persons who have produced the necessary evidence, from which an authentic copy will be filed at the registered office.

Paragraph 1. Persons shall be disqualified for management offices, or those impeded by special law or convicted of bankruptcy, prevarication, bribery, bribery, embezzlement, embezzlement, against the popular economy, public faith or Property or the criminal penalty that prevents, even temporarily, access to public office.

Paragraph 2. Persons shall also be disqualified for management offices of public-held companies if established as that by an act of the Brazilian Securities and Exchange Commission.

Paragraph 3. The director should have a trustworthy reputation, and except when exempt by a shareholders’ meeting, there may not be election of those who:

I - hold positions in companies that may be considered competitors in the market, especially in advisory board, board of directors or fiscal boards; and

II - has conflict of interest with the company.

Paragraph 4. Evidence of compliance with the conditions set forth in paragraph 3 shall be made by means of a declaration signed by the director elected under the terms established by the Brazilian Securities and Exchange Commission (CVM), taking into consideration to the provisions under Articles 145 and 159, under the penalties of the law.

investiture in management positions of companies, as well as ineligibility hypotheses, under the terms defined by CVM Instruction 367, dated May 29, 2002[45].

[45] Article 2 Upon taking office, the board member of a publicly-held company shall, in addition to signing an Oath of Office, produce a declaration, made under the penalties of the law and in a proper instrument, which shall be filed at the company’s headquarters, that:

I - is not prevented by special law, or condemned for bankruptcy crime, of prevarication, bribe or bribery, concussion, embezzlement, crime against the popular economy, public faith or property, or criminal penalty that prevents, even if temporarily, his/her access to public office, as provided for in paragraph 1 of Article 147 of Law No. 6404/76;

II - the temporary suspension or disqualification imposed by the Securities and Exchange Commission, which makes it ineligible for management positions as a publicly-held company, as set forth in Paragraph 2 of Article 147 of Law No. 6404/76;

III - meets the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6404/76;

IV - does not occupy a position in a company that may be considered a competitor of the company, and does not have or represent an interest conflicting with that of the company, in the form of items I and II of paragraph 3 of Article 147 of Law No. 6404/76.

Paragraph 1. For the purposes of item IV, a person who cumulatively does the following is presumed to have conflicting interest with those of the company:

I - was elected by a shareholder who also elected a board member in a competitor; and

II - is subordinate to the shareholder who elected him.

Paragraph 2. The assumption referred to in item I of the previous paragraph is only effective if the board member of a competing company is elected only with the votes of the shareholder, or if such votes alone are sufficient for his election.

Paragraph 3. The impossibility of the statement referred to in item IV does not prevent the investiture, imposing, in this case, that the shareholders’ meeting expressly exempts the person so elected from such requirement, and that the statement contain detailed clarifications on the reasons that prevent the statement mentioned above.

Paragraph 4. The Oath of Office referred to in the head provision shall contain, under penalty of nullity, the indication of at least one domicile in which the manager will receive service of process and subpoenas in administrative and judicial proceedings related to acts of his management, which will be considered fulfilled through delivery at the address indicated, which can only be changed by means of written communication to the company.

Accordingly, in accordance with the aforementioned regulations, the board member, upon taking office, shall, in addition to signing the Oath of Office, submit the statements provided for in CVM Instruction.

Additionally, with the advent of Law 13303/2016, it is necessary that the members of the Board of Directors of state-owned companies, as is the case of Eletrobras, meet the requirements set forth in Article 17[46] of such Law.

[46] Article 17. The members of the Board of Directors and the nominees for the positions of officer, including President, General Officer and Chief Executive Officer, shall be chosen among citizens of unimpeachable reputation and of well-known knowledge, and one of the requirements of letters “a,” “b,” and "c” of item I and, cumulatively, the requirements of items II and III:

I - having professional experience of at least:

a) 10 (ten) years, in the public or private sector, in the area of business of the government-owned company and government-controlled company or in an area related to that for which they are appointed in a senior management office; or

b) 4 (four) years occupying at least one of the following positions:

1. position of management or senior management in a company of similar size or corporate purpose to that of a government-owned company or government-controlled company, with the position of senior management being understood as being situated in the two (2) highest non-statutory hierarchical levels of company;

2. a commission or trust position equivalent to DAS-4 or higher, in the public sector;

3. position of lecturer or researcher in areas of business of the government-owned company or government-controlled company;

c) 4 (four) years of experience as a self-employed professional directly or indirectly engaged in the area of business of the government-owned company or government-controlled company;

II - having an academic background consistent with the position for which he/she was appointed; and

III - not falling under the cases of disqualification provided for in the letters of item I of the head provision of Article 1 of the Complementary Law No. 64, dated May 18, 1990, as amended by Complementary Law No. 135, dated June 4, 2010.

Paragraph 1. The statute of government-owned company, government-controlled company, and its subsidiaries may provide for the contracting of civil liability insurance by the managers.

Paragraph 2. Appointing the following to the Board of Directors and executive board is forbidden:

I - a representative of the regulatory body to which the government-owned company or government-controlled company is subject, as Minister of State, Secretary of State, Municipal Secretary, holder of a position, without permanent connection with the public service, of a special nature or senior management and advice in the public administration, of statutory officer of political party, and holder of an office in the Legislative Branch of any federation entity, even if under a license from such office;

II - a person who has acted for the last 36 (thirty-six) months as a participant in the decision-making structure of a political party or in work connected to the organization, structuring, and performance of an electoral campaign;

III - a person that holds a position in a labor’s union;

IV - a person who has signed a contract or partnership, as supplier or buyer, applicant or offerer, of goods or services of any nature, with the political-administrative person controlling the government-owned company or government-controlled company or with the company itself for less than three (3) years prior to the date of appointment;

V - a person who has or may have any form of conflict of interest with the political-administrative person controlling the government-owned company or government-controlled company or with the company itself.

Paragraph 3. The seal provided for in Item I of Paragraph 2 extends also to blood relatives or similar up to the third degree of the persons mentioned therein.

Paragraph 4. Elected managers should participate, in the investiture or on an annual basis, in specific training on corporate and capital market laws, or else those of disclosure of information, internal control, code of conduct, Law 12846, dated August 1, 2013 (Antibribery Law), and other issues connected to the activities of the government-owned company or government-controlled company.

Paragraph 5. The requirements set forth in item I of the head provision may be dispensed with in the case of appointment of an employee of the government-owned company or government-controlled company for the position of manager or as a committee member, provided that the following minimum requirements are met:

I - the employee has joined the government-owned company or government-controlled company by means of a public competition with tests or production of evidence and degrees;

II - the employee has more than 10 (ten) years of effective work in the government-owned company or government-controlled company;

III - the employee has held a position in the senior management of the government-owned company or government-controlled company, proving its capacity to undertake the responsibilities of the positions referred to in the head provision.

At this point, as CVM[47] has already stated, the regulation provided by Law 13303/16, as a special legislation, overrides the provisions contained in Law 6404/76, when inconsistent. Such an interpretation is supported by the provisions of Article 235[48] of Law No. 6404/76 and in Article 16[49] of Law No. 13303/16.

[47] “BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ORDER - GEA-3

Subject: General Public Complaint

Centrais Elétricas Brasileiras S.A.

Proceeding 19957.005517/2018-51

Dear Superintendent,

1. I refer to report No. 16/2019-CVM/SEP/GEA-3 (0684145), which reviewed the complaint that gave rise to the present process. Only the question involving an apparent conflict between Article 147, Paragraph 3, of the Brazilian Corporations Act, and Article 17, V, of the State-Owned Companies Act, was pending.

2. Despite not having expressed a definitive position in the above report, SEP referred the matter to PFE’s review already stating its preliminary positioning.

3. According to this position, people who occupy positions in competing companies or are subject to conflicts of interest cannot be elected to management positions in government-controlled companies, and the possibility of dismissal provided for in Article 147, Paragraph 3, of the Brazilian Corporations Act, shall not be applicable to them.

4. When the matter was referred to PFE, the latter expressed a conclusion in the same sense (0705287) and added additional grounds, with which we are in agreement. Consequently, we ratify our preliminary position.”

[48] “Article 235. Government-controlled corporations are subject to this Law, without prejudice to special provisions of federal law. ” (Emphasis added)

[49] “Article 16. Without prejudice to the provisions of this Law, the manager of a state-owned company and of a government-controlled company is subject to the provisions under Law 6404, dated December 15, 1976 .” (Emphasis added)

Therefore, people who occupy positions in competing companies or are subject to conflicts of interest cannot be elected to management positions in government-controlled companies, and the possibility of dismissal provided for in Article 147, Paragraph 3, of Law 6404/76 is no longer applicable.

It should be noted that, at the time of the election, the provisions of Article 22[50] of Law No. 13303/2016.

[50] Article 22. The Board of Directors should be comprised of at least 25% (twenty five percent) of independent members or at least one (1), if there is a decision on the exercise of the multiple voting power by the minority shareholders, pursuant to Article 141 of Law No. 6404, dated December 15, 1976.

Paragraph 1. The independent director is characterized by:

I - having no connections with the public company or the government-controlled company, except for equity interest;

II - not being a consanguineous spouse or relative, up to the third degree or by adoption, as chief of the Executive Branch, Minister of State, Secretary of State or Municipality or manager of the public company or government-controlled company;

III - not having, over the last Three (3) years, a relationship of any kind with the public company, government-controlled company or its controlling shareholders, which may jeopardize its independence;

IV - in the last Three (3) years, having not been an employee or officer of the public company, government-controlled company or controlled, affiliated company or subsidiary of the public company or government-controlled company, except for exclusive relationship with public education or research institutions;

V - not being a supplier or purchaser, either direct or indirect, of services or products of the public company or government-controlled company, which would imply loss of independence;

VI - not being an employee or manager of a company or entity that is offering or demanding services or products from the public company or government-controlled company, in order to imply loss of independence;

VII - not receiving any other compensation from the public company or government-controlled company other than that connected to the position of director, except for cash proceeds from capital interest.

Paragraph 2. When, as a result of compliance with the percentage mentioned in the head provision, there may be fractional number of directors, rounding up to the whole number shall be done:

I - immediately higher, when the fraction is equal to or greater than 0.5 (five tenths);

II - immediately below, when the fraction is less than 0.5 (five tenths).

Paragraph 3. The number of vacancies assigned to independent members shall not include those held by directors elected by employees, pursuant to Paragraph 1 of Article 19.

Paragraph 4. The number of vacancies for independent members shall include those who are occupied by directors elected by minority shareholders, pursuant to Paragraph 2 under Article 19.

Paragraph 5 (VETOED).

As for the separate election, it should be noted that this is a prerogative open to common and preferred minority shareholders to seek the occupancy of vacancies on the Board of Directors, provided that they complete the quorums provided for each polling place, according to Items I and II, respectively, of Paragraph 4 of Article 141[51] of LSA.

However, in the case of government-controlled companies, such as Eletrobras, Article 239[52] of LSA conferred on minority shareholders the right to elect one of the Board of Directors’ members.

At this point, the provisions of Annex 01 of the draft Management’s Proposal should be highlighted:

[51] Article 141. In the election of directors, shareholders that represent at least 0.1 (one tenth) of the voting share capital, whether or not provided for in the Articles of Incorporation, are allowed to request the adoption of the multiple voting process, with each share being warranted as many votes as there are board members, and the shareholder being entitled to cumulate the votes in a single candidate or to distribute them among several ones.

(...)

Paragraph 4. The right to elect and dismiss a member and his alternate member of the Board of Directors, in a separate vote at the Shareholders’ Meeting, except for the controlling shareholder, the majority of the members, respectively:

I - shares issued by a publicly-held company with voting rights, accounting for at least fifteen percent (15%) of the total shares with voting rights; and

II - preferred shares without voting rights or with restricted voting rights issued by a publicly-held company, representing at least 10% (ten percent) of the capital, which have not exercised the right provided for under the Articles of Incorporation, in accordance with Article 18.

[52] Article 239. Government-controlled companies shall have a Board of Directors, with the minority having the right to elect one of the directors, if more are not available to them through the multiple vote process.

"2.2.2.2. Separate Election: Articles 141, Paragraph 4 and 5, 239 of the Corporations Act

Non-controlling shareholders holding common shares may elect, by majority, up to one (01) member of the board of directors, based on:

(i) Article 239 of the Corporations Act; or

(ii) Article 141, paragraph four, of the Brazilian Corporations Act, and Article 32, III, Articles of Incorporation.

As provided for in Circular Letter/CVM/SEP/No. 01/2021, Article 239 of the Brazilian Corporations Act is specifically addressed to shareholders holding common shares and supersedes for government-controlled companies, as is the case with the Company, the mechanism of separate election provided for in Article 141, Paragraph 4, item I and Paragraph 5. Therefore, if an election is held on the basis of the said Article 239, no shareholder holding common shares may participate in a separate election on the basis of Article 141 of the Brazilian Corporations Act, Paragraph 4, Item I, or Paragraph 5, or in Article 32, III of the Articles of Incorporation."

Consider, however, that Article 110[53], Paragraph 2 of LSA precluded the so-called plural vote, thus shareholders cannot cast the same shares to separately constitute quorums of polling places and for the multiple voting process, discussed below in this opinion.

In all cases, in order to qualify for specific polling places or mixed ones, the shareholder shall prove the ownership for three uninterrupted months, prior to the Meeting, according to the provisions under Paragraph 6 of Article 141[54] of LSA.

[53] Article 110. Each ordinary share corresponds to one (1) vote in the deliberations of the shareholders’ meeting.

(...)

Paragraph 2. It is forbidden to assign a plural vote to any class of shares.

[54] Article 141. (...)

(...)

Paragraph 6. The right provided for in Paragraph 4 may only be exercised by shareholders that prove that they have uninterrupted ownership of the shareholding required therein during the period of three (3) months, at least, immediately prior to the holding of the shareholders’ meeting.

It should also be noted that if the quorum provided for in Article 141[55], Paragraph 4, item II of LSA is not constituted, Paragraph 5[56] of the same provision allows the establishment of a mixed polling place, made up of common and preferred shareholders, provided that they comprise shares representing 10% of the company’s capital.

In addition to the separate voting procedures discussed hereunder, it is certain that, in opposition to the majority vote for the Board of Directors, LSA is open to shareholders who request the adoption of the multiple voting system.

That said, Eletrobras’ management expresses the following view in Annex 01 of the draft Management Proposal regarding the multiple vote:

[55] Article 141. (...)

(...)

Paragraph 4. The right to elect and dismiss a member and his alternate member of the board of directors, in a separate vote at the shareholders’ meeting, excluding the controlling shareholder, the majority of the members, respectively:

(...)

II - preferred shares without voting rights or with restricted voting rights issued by a publicly-held company, accounting for at least ten percent (10%) of the capital, which have not exercised the right provided for under the Articles of Incorporation, in accordance with Article 18.

[56] Article 141. (...)

(...)

Paragraph 5. If it is found that neither the holders of voting shares nor the holders of preferred shares without voting rights or with restricted voting, respectively, amount to the quorum required in items I and II of Paragraph 4, they will be allowed to join their shares to jointly elect a member and his alternate to the board of directors, in keeping with the quorum required by item II of Paragraph 4.

"2.2.2.1. Multiple Vote: Article 141 of the Corporations Act

As provided in article 141 of the Brazilian Corporations Act and in Articles 1 and 3 of CVM Instruction No. 165, dated December 11, 1991, as amended, the Shareholders accounting for at least five percent (5%) of the Company’s voting capital may request the adoption of the multiple voting process for electing the Company’s Board of Directors members.

In the case of request for multiple voting process, the following shall be met:

The multiple voting process will be applicable for electing eight (8) Board of Directors’ members, therefore, not considering the members who shall be elected separately: (a) as a representative of the Company's employees; (b) by non-controlling shareholders holding common shares; and (c) by the non-controlling shareholders holding preferred shares; and

Non-controlling shareholders holding common shares who choose to participate in the separate election process for a member of the Board of Directors, pursuant to Item 2.2.2.2. below, may not be able to participate in the election via the multiple voting process with the same shares of their ownership, under penalty of exercising twice the voting right for the same share.

The adoption of this process shall be requested up to forty-eight (48) hours in advance of the holding of the Shareholders’ Meeting to be held on April 27, 2021."

In this respect, it should be noted that, under the terms of Article 141, head provision of LSA, “shareholders that represent at least one tenth (0.1) of the voting share capital, whether or not provided for in the Articles of Incorporation, are allowed to request the adoption of the multiple voting process, with each share being warranted as many votes as there are board members, and the shareholder being entitled to cumulate the votes in a single candidate or to distribute them among several ones.”

In turn, CVM Instruction No. 481/2009 in its Article 4[57], item I, establishes that the minimum percentage of participation in the voting capital required for requesting the adoption of a multiple vote shall mandatorily appear in the call notice of meetings to elect the Board of Directors’ members. Article 3[58] of CVM Instruction No. 165/1991 provides for similar understanding.

In this vein, the percentage of voting capital should be defined by the company to request the adoption of a multiple vote, based on Article 1[59] of said CVM Instruction No. 165/1991.

[57] Article 4. The call notice for shareholders’ meetings must include:

I – in the meetings for the election of members of the board of directors, the minimum percentage of participation in the voting capital required for requesting the adoption of multiple vote;

[58] Article 3. The minimum percentage of participation in the voting capital required for requesting the adoption of the multiple vote will be mandatorily included in the notice for the Meetings aimed at the election of the members of the Board of Directors of publicly-held companies.

[59] Article 1. Depending on the value of the share capital of the publicly-held company, shareholders representing the share capital with voting right, whether or not provided for in the Articles of Incorporation, are entitled to request the adoption of multiple voting process for electing Board of Directors’ members, in keeping with the following table:

Range of Capital Stock	Minimum Percentage of Voting Capital for Multiple Voting Request
0 to 10,000,000	10
10,000,001 to 25,000,000	9
25,000,001 to 50,000,000	8
50,000,001 to 75,000,000	7
75,000,001 to 100,000,000	6
Above 100,000,001	5

Sole Paragraph. For purposes of classification, the publicly-held company will consider its capital stock in effect on the last day of the month prior to the date of the call for the Meeting, plus the reserve for inflation adjustment of the paid-up capital, if it still exists.

Such power should be exercised “by the shareholders up to forty-eight (48) hours before the Shareholders’ Meeting, and it is incumbent on the board that directs the work of the Shareholders’ Meeting to previously inform the shareholders, in reference to the “Attendance Book,” about the number of votes required for the election of each member of the board,” under the terms of Paragraph 1 of Article 141[60] of LSA.

It should be noted, as carried out to review the separate voting regime, that the multiple voting process also involves the preclusion of plural voting, so that the company cannot use the same shares to constitute an opening and deliberation quorum on different modalities for electing Board of Directors’ members.

In fact, it will be incumbent upon the Board of the Meeting to inform the shareholders in advance, in the reference of the “Attendance Book,” the number of votes required for electing each member of the Board of Directors, as provided in Paragraph 1 of Article 141 of LSA.

It should also be noted that, under the terms of Paragraph 3 of Article 141[61] of LSA, the removal by the shareholders’ meeting of any member, elected under such special procedure, will result in the removal of the other components of the collective body, thus imposing a new election.

[60] Article 141. (...)

Paragraph 1. The option provided for in this Article is expected to be exercised by the shareholders up to forty-eight (48) hours before the shareholders’ meeting, and the board that directs the work of the meeting is expected to inform the shareholders in advance, in reference to the “Attendance Book,” the number of votes required for the election of each board member.

[61] Article 141. (...)

(...)

Paragraph 3. Whenever the election has been carried out by way of such process, the removal of any board of directors’ member by the shareholders’ meeting will result in the removal of the other members, and a new election will ensue; in other cases of vacancy, if there is no alternate, the first shareholders’ meeting will perform the new election of the entire board.

Finally, it should be noted that the candidates appointed to compose the Board of Directors must comply with the requirements listed in "Policy of Appointments in the Holding and Subsidiaries, Affiliates, Foundations and Associations of Eletrobras Companies".

In view of the foregoing, no legal obstacles are foreseen for deliberation on Item 3 and the agenda.

With regard to item 4, election of members of the Fiscal Board, LSA establishes, in its Article 162[62] that only natural persons residing in Brazil, university graduates, or those who have exercised for a minimum period of three years the position of company manager or fiscal director, may be elected to the Fiscal Board, with the election of members of management bodies and employees of the company or controlled company or of the same group being prohibited, not to mention the spouse or relative up to third degree of the company manager. In the same sense there is provision under Paragraph 1 of Article 26[63] of Law No. 13303/2016.

It is important to mention that the impediments to investiture provided for in Article 147[64] of Law No. 6404/76, as set forth in Paragraph 2 of Article. 162 of LSA also apply.

[62] Article 162. Only natural persons residing in Brazil can be elected to the fiscal board, or else university graduates, or those who have worked for a minimum term of three (3) years as company managers or fiscal directors.

Paragraph 1. In places where there are not enough qualified persons to hold the office, the judge shall dismiss the company in compliance with the requirements established in this article.

Paragraph 2. In addition to the persons listed in the paragraphs of Article 147, the members of the management bodies and employees of the company, or those of a controlled company or of the same group may not be elected to the fiscal board, which includes the spouse or relative up to third degree of THE company manager.

[63] Article 26.  In addition to the rules set forth in this Law, the provisions set forth in Law no. 6,404, dated December 15, 1976, regarding its powers are applicable to the members of the Fiscal Board of the government-owned company and government-controlled company, duties and responsibilities, requirements and impediments to investiture and compensation, in addition to other provisions established in said Law.

Paragraph 1. Fiscal Board members may be individuals, resident in Brazil, with academic qualifications consistent with the exercise of the office and who have exercised, for a minimum period of three (3) years, a management or advisory position in the public administration or position of tax director or company manager.

[64] Article 147. When the law requires certain requirements for the investiture in a company management position, the shareholders’ meeting may only elect persons who have produced the necessary evidence, from which an authentic copy will be filed at the registered office.

Paragraph 1. Persons shall be disqualified for management offices, or those impeded by special law or convicted of bankruptcy, prevarication, bribery, bribery, embezzlement, embezzlement, against the popular economy, public faith or Property or the criminal penalty that prevents, even temporarily, access to public office.

Paragraph 2. Persons shall also be disqualified for management offices of public-held companies if established as that by an act of the Brazilian Securities and Exchange Commission.

Paragraph 3. The director should have a trustworthy reputation, and except when exempt by a shareholders’ meeting, there may not be election of those who:

I - hold positions in companies that may be considered competitors in the market, especially in advisory board, board of directors or fiscal boards; and

II - has conflict of interest with the company.

Paragraph 4. Evidence of compliance with the conditions set forth in paragraph 3 shall be made by means of a declaration signed by the director elected under the terms established by the Brazilian Securities and Exchange Commission (CVM), taking into consideration to the provisions under Articles 145 and 159, under the penalties of the law.

Besides, it should be noted that Article 240[65] of LSA establishes that one of the members and respective alternate of the Fiscal Board of government-controlled companies shall be elected for minority common shares and the other by preferred shares, if any, as stated above.

Lastly, attention should be drawn to Official Letter No. 227/2018/CVM/SEP/GEA-1, dated June 07, 2018, of the Brazilian Securities and Exchange Commission - CVM, which expresses the understanding of this Commission in the sense that the preclusions established by Article 17[66], Paragraph 2 of Law No. 13303/2016 are also applicable to candidates for the Fiscal Board of public companies and government-controlled companies.

[65] Article 240. The functioning of the fiscal board shall be permanent in the government-controlled companies; one of its members, and its alternate, shall be elected for the minority common shares, and the other one for the preferred shares, if any.

[66] “Article 17. The members of the Board of Directors and the nominees for the positions of officer, including President, General Officer and Chief Executive Officer, shall be chosen among citizens of unimpeachable reputation and of well-known knowledge, and one of the requirements of letters “a,” “b,” and "c” of item I and, cumulatively, the requirements of items II and III:

(...)

Paragraph 2. Appointing the following to the Board of Directors and executive board is forbidden:

I - a representative of the regulatory body to which the government-owned company or government-controlled company is subject, as Minister of State, Secretary of State, Municipal Secretary, holder of a position, without permanent connection with the public service, of a special nature or senior management and advice in the public administration, of statutory officer of political party, and holder of an office in the Legislative Branch of any federation entity, even if under a license from such office;

II - a person who has acted for the last 36 (thirty-six) months as a participant in the decision-making structure of a political party or in work connected to the organization, structuring, and performance of an electoral campaign;

III - a person that holds a position in a labor’s union;

IV - a person who has signed a contract or partnership, as supplier or buyer, applicant or offeror, of goods or services of any nature, with the political-administrative person controlling the government-owned company or government-controlled company or with the company itself for less than three (3) years prior to the date of appointment;

V - a person who has or may have any form of conflict of interest with the political-administrative person controlling the government-owned company or government-controlled company or with the company itself.”

In this sense, attention is also drawn to CEMIG’s precedent, in which CVM collective body expressly recognized that the preclusions established under Article 17 of Law No. 13303/16 are also applicable to candidates appointed to the Fiscal Board, to wit:

“REQUEST FOR DISCONTINUANCE OF ADVANCE TIME FOR CALLING THE SHAREHOLDERS’ MEETING OF LIGHT S.A. - CASE SEI 19957.004466/2018-41

Reg. no. 1021/18

Rapporteur: SEP

Regarding Cemig's appointments of candidates for the fiscal board Marco Antônio de Rezende Teixeira, Paulo de Souza Duarte, Izauro dos Santos Callais, Germano Luiz Gomes Vieira, Eduardo Martins de Lima and Moacir Dias Bicalho Júnior, SEP initially analyzed the following legal issue: “are the preclusions established under Article 17 of the State-Owned Companies Act also applicable to candidates for the fiscal board?” In view of the provisions of Precedent 2, although it establishes that the reasoning followed for the extension of the requirements and preclusions established in the State-Owned Companies Act for managers to members of the committee of appointment and evaluation does not automatically apply to fiscal directors, SEP underscored that the fiscal board is a “relevant body of a company's governance system.” In this line, it was pointed out that, in Precedent 2, the prevailing interpretation was that the essence of Article 17 of the State-Owned Companies Act is aimed at improving governance structures, including by mitigating party political indications within the scope of state-owned companies. Thus, SEP concluded that extending “the preclusions of Article 17 of the State-Owned Companies Act also to the election of members of the fiscal board seems to be the most natural extension of Precedent 2 to the specific case.”

(...)

On the other hand, as regards the aforementioned appointments to Light's fiscal board, the Collective Body, by majority, following the conclusions of the technical area, concluded that there was an illegality in such appointments, understanding that the preclusions under Article 17, Paragraph 2 of the State-Owned Companies Act are also applicable to candidates for the fiscal board of state-owned companies. Officer Henrique Machado presented a vote on this point, in which he explained that the joint reading of Article 26 of the State-Owned Companies Act, with Articles 162, Paragraph 2 and 147, Paragraph 1 of Law 6404/76 leads to the conclusion that state-owned companies’ fiscal directors are subject to the general requirements and preclusions of corporations’ fiscal directors provided for in Law 6404/76, among which is eligibility for the position of manager. In addition to agreeing with such reasoning, President Marcelo Barbosa, in line with what was expressed by SEP, underscored his understanding expressed in Precedent 2 that the provisions under the State-Owned Companies Act should be interpreted in a systematic, teleological and historical manner, considering their intention to improve the governance of state-owned companies and mitigate political-party influences and appointments.”

Notwithstanding, in the case in question, the understanding above was the object of a lawsuit filed under No. 1006938-45.2018.4.01.3800 of the 21st Federal Civil Court of the Minas Gerais State Judicial District.

However, it should be noted that the “Appointment Policy in Holding and Subsidiaries, Affiliates, Foundations and Associations of Eletrobras Companies,” in its item 5.1.2.2, extends such preclusions to members of the Fiscal Board, in line with the best practices of corporate governance and with the Note[67] of Brazilian Institute of Corporate Governance - IBGC, dated November 18, 2019.

[67] “In defense of the adoption of the best practices and the provisions under the State-Owned Companies Act in its essence, the Brazilian Institute of Corporate Governance (IBGC) underscores its conviction that one of the main developments in this law rests with the effort to protect state-owned organizations from the influence of political, party and electoral interests, which have led to notorious cases of inefficiency, corruption and damage to Brazilian society. The greatest expression of this purpose is in Article 17, which defines minimum criteria for qualification and ineligibility. Requiring members of the fiscal board, therefore, to comply at least with the same requirements and preclusions valid for managers is essential for the legislation to have the necessary effectiveness and achieve its purpose of improving the governance of state-owned companies. Fiscal directors are responsible for independently supervising the management acts. The selection process of its members should meet criteria that are considered sound and that can mitigate conflicts of interest. Recent history has taught that any attempt to make the application of this or any other principles of law and good governance in state-owned companies more flexible should be contained, given that it may lead to relevant setback in the search for efficiency, responsibility, transparency, and integrity in the management of that type of organization.”

With regard to item 5, although not expressly listed in Article 132 of LSA, it should be noted that the AGO is responsible for establishing the compensation of managers and Fiscal Board, since the managers’ compensation, and that of the members of the Fiscal Board, should have a forecast in the budget, which must also be approved in said bidding, otherwise it shall not reliably represent the Company’s expenses. Furthermore, the compensation is a matter arising under item III of Article 132 of LSA, which, when providing for the election of managers, usually already includes the respective compensation.

Jurist Modesto Carvalhosa states in the same sense, as follows:

“The shareholders’ meeting is the only competent body to set the overall compensation of both the directors and officers. The Articles of Incorporation only establishes some parameters, bases or criteria for the deliberation at the shareholders’ meeting.

The powers to determine the direct and indirect compensation and also the non-statutory share of the managers in the company profits are of the ordinary shareholders' meeting, and should do so concurrently with the election of the managers and, if applicable, annually, when one of their terms of office expires.[68]”

[68] CARVALHOSA, Modesto. Comentários à Lei de Sociedades Anônimas. São Paulo: Saraiva, 2009, v. 3. p. 263.

In due time, the provisions of LSA, in the sense that the compensation of board directors and fiscal directors shall be set at the Shareholders’ Meeting, pursuant to Articles 152[69] and 162, Paragraph 3[70], respectively, of said law, so that there is no obstacle to deliberation of the matter in the AGO.

Still regarding the managers’ compensation, the information provided by the Company in the draft Management Proposal, to wit:

"It should be noted that the process of setting the compensation of Eletrobras’ Managers, pursuant to Decree 10072/19, is governed by the guidelines of the State-Owned Companies Coordination and Governance Secretariat (SEST), which in 2021 established that there should be no adjustment of fees for all state-owned companies, regardless of the particulars of each organization.

In this context, it should be noted that, from the Management’s standpoint, aspects capable of allowing comparison of compensation levels at Eletrobras against those practiced by companies of similar size and features should be combined in order to make the current managers’ compensation consistent with the levels of challenge, complexity and responsibilities assigned to the positions of Managers and members of the Company's Fiscal Board and Audit and Risk Committee created by the Articles of Incorporation. We understand the non-correlation regarding the compensation difference of Eletrobras’ managers, consequent maintenance of payment of amounts under those practiced by the market, implies in relevant risk to the Company, as it does not allow the effective retention and attraction of talents and leaderships, which may compromise its results.

[69] Article 152. The shareholders’ meeting shall determine the total or individual amount of the managers’ compensation, including benefits of any nature and representation fees, taking into account their responsibilities, the time spent on their duties, their professional competence and reputation, as well as the value of their services in the market.

Paragraph 1. The company's Articles of Incorporation that establishes the mandatory dividend in twenty-five percent (25%) or more of the net income, may attribute to the managers a share in the company’s profit, provided that its total does not exceed the annual managers’ compensation nor 0.1 (one tenth) of profits (Article 190), whichever is the lower.

Paragraph 2. The managers shall only be entitled to sharing of the profit of the accounting year in which the mandatory dividend referred to in article 202 is attributed to the shareholders.

[70] Article 162 (....)

(...)

Paragraph 3. The compensation of the fiscal board’s members, in addition to the compulsory reimbursement of travel expenses and accommodations necessary for the performance of the position, shall be set by the shareholders’ meeting that elects them, and may not be lower for each member in office, to ten percent of the average, attributed to each officer, not counting benefits, representation funds, and profit sharing.

Notwithstanding the risks pointed out, but considering guidelines set by SEST, the compensation proposal establishes that there is no adjustment in the fees of each member of the Executive Board. As a consequence, there will also be no adjustment for the members of the Board of Directors, Fiscal Board, and Audit and Risk Committee created by the Articles of Incorporation, the compensation of which is pegged to the executive board’s compensation.

Attention should be drawn to a recent understanding of the Collective Body of the Brazilian Securities and Exchange Commission – CVM, which, included in the Official Letter CVM/SEP/No. 1/2021, establishes the non-inclusion of social security contributions in the sums of global compensation subject to approval at a shareholders' meeting:

"It should be noted that the CVM’s Collective Board expressed understanding at a meeting held on December 08, 2020 (CVM Process no. 19957.007457/2018-109) that social security contributions under the employer’s responsibilities are not covered by the concept of "benefits of any kind” provided for under Article 152 of Law 6404/76, therefore not including the sums of global or individual compensation subject to approval by the shareholders' meeting."

In view of the foregoing, no obstacle is seen, from a legal point of view, for deliberating on Item 5, however, this Department refrains from expressing an opinion on the amounts and rationale for setting individual compensation, since they are devoid of a legal nature.

Lastly, regarding the compensation of the members of the Audit and Risk Committee of the Company, Article 16[71], item III of Eletrobras’ Articles of Incorporation is the subject matter of the shareholders’ meeting, reflecting provision of Paragraph 8 of Article 38[72] of Decree No. 8946/2016.

Again, under the terms of Article 38[73], Paragraph 9 of said Decree, if there are members of the company’s Board of Directors occupying a position on the Audit and Risk Committee, they are expected to opt for the compensation of a member of such Committee.

As for the internal approval of the issue, it should be approved by the Executive Board, in accordance with Article 48[74], item I of ELETROBRAS’ Articles of

[71] Article 16 - The Shareholders’ Meeting shall be held within the first four months following the end of the accounting year, at a date and time previously set, to:

(...)

III - elect and remove the members of the Board of Directors and those of the Fiscal Board, and set the compensation of the managers, Fiscal Board members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Incorporation, in compliance with the applicable laws.

[72] Article 38. The state-owned company must have an Audit Committee created by the Articles of Incorporation as an auxiliary body to the company’s Board of Directors, if any, or to its parent company, to which it will report directly, subject to the provisions of Article 16.

(...)

Paragraph 8. The compensation of the members of the Audit Committee created by the Articles of Incorporation shall be set by the Shareholders’ Meeting and shall not be lower than the Fiscal Directors’ compensation.

[73] Article 38. (...)

(...)

Paragraph 9. Board of Directors’ members may occupy a position in the Audit Committee created by the Articles of Incorporation of the company itself, provided that they opt for the compensation of a member of such Committee.

[74] Article 48- In the exercise of its duties, the Executive Board shall especially:

(...)

I – prepare, properly support with information, and submit to the Board of Directors the matters that depend on the said Board’s decision, including the core guidelines of Eletrobras’ administrative organization, previously stating its view when there is no conflict of interest, except for matters that pertain to appointments for positions of Executive Officers of Eletrobras itself, which shall be submitted to the Board of Directors directly by the Company’s CEO;

Incorporation, followed by the referral to the Company’s Board of Directors, based on Article 36[75], item LXIII Eletrobras’ Articles of Incorporation, for subsequent call of the shareholders’ meeting of Eletrobras, in accordance with Article 142[76], item IV of LSA.

It should also be noted that approving or not the terms of the Management Proposal reviewed hereunder stands as a question of administrative merit, lacking legal status. Therefore, such analysis is not the responsibility of this advisory, it rather lies with the judgment of convenience and timeliness of the manager.

It should be noted that the legal understanding set out in this opinion is purely opinionated, which is the position which we think is more in line with the legal provisions applicable to this case.

As a result, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Office of the General Counsel for the Federal Government, we would like to render it clear that any stamps in the documents forwarded to PRJC merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

In view of the foregoing, pursuant to the judgment on the merits, and subject to the above considerations and considering the favorable position of the competent Departments, the Management Proposal for the 61st Shareholders’ Meeting of Eletrobras is hereby approved for the purpose of controlling the discussions by this PRJC, given that the Financial Department is responsible for the content of such document.

[75] Article 36 - In the exercise of its duties, the Board of Directors is also responsible, without prejudice to the powers set forth in the applicable laws, for:

(...)

LXIII - convene the Shareholders’ Meeting, in the cases provided for in Law 6404 of 1976, or whenever deemed appropriate; and

[76] Article 142. The Board of Directors shall:

(...)

IV - call the shareholders’ meeting when it deems it feasible, or in the case of Article 132;

For appraisal of higher instance.

Cristiane Vieira de Paiva Villela

Lawyer

Agreed.

To DFR.

Rafael Gusmão Rodrigues de Andrade

Legal Counseling Department Manager – PRJC

Opinion requested by Centrais Elétricas Brasileiras S.A. – Eletrobras and prepared by Nelson Eizirik.

Rio de Janeiro, January 21, 2021.

I – INQUIRY

We received from Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras,” “Company,” or “Inquirer”), through a Term of Reference that was submitted to us on January 8, 2021 (“Term of Reference”), a request for a Legal Opinion on legal matters relating to the distribution of intermediate dividends by the Company (the “Legal Opinion”), particularly with regard to the reversal of the special undistributed dividend reserve set up by Eletrobras at the Shareholders’ Meeting held on April 29, 2019, under the terms of the inquiry transcribed as follows (“Inquiry”):

“1 – Company’s Profile:

Centrais Elétricas Brasileiras S/A - Eletrobras is a government-controlled publicly traded company, with the federal government holding 51.00% of its common shares. Eletrobras is the largest holding company in the electricity sector in Latin America, and has shares traded on the São Paulo Stock Exchange (Bovespa), Level 2 ADRs on the New York Stock Exchange (NYSE), and in Madrid (LATIBEX). Since its incorporation in 1962, the corporate purpose of Eletrobras has been to carry out assessments, projects, and undertake the construction and operation of power plants and electric power transmission and distribution lines.

The following companies in the electric power generation and transmission sectors are under the control of Eletrobras: Eletrobras Chesf, E. Furnas, E. Eletronorte, E. Eletronuclear, and CGT Eletrosul. Additionally, Eletrobras Holding controls Eletrobras Participações S.A. – E. Eletropar and, jointly, Itaipu Binacional, pursuant to the terms of the International Treaty executed between the Governments of Brazil and Paraguay. In addition, Eletrobras carries out research and development activities through the Electrical Energy Research Center - Eletrobras CEPEL, established 38 years ago and deemed to be the largest institution of its kind in the Southern Hemisphere.

This group of companies forms the so-called Eletrobras System, which currently has an installed production capacity of 42,987 MW — 34% of the domestic total —, distributed across 45 hydropower plants, 125 thermoelectric power plants, eight wind power plants, and two nuclear power plants. The transmission lines reach 61,534 km, which accounts for about 60% of the Brazilian power network. The operation of the Eletrobras System is governed by policies and guidelines established by its Board of Directors.

Eletrobras also operates as an energy selling agent and manager of agreements within the scope of the PROINFA program — Incentive Program for Alternative Electric Energy Sources — the main purpose of which is to increase the share of the electricity produced by projects based on wind sources, small hydropower plant (SHP) and biomass, within the National Interconnected System (SIN).

2 – Introduction

The opinion of jurist Nelson Eizirik (“external opinion”), dated March 26, 2019concerned the legal aspects of the allocation of net income for the accounting year and the distribution of dividends, the content of which reviews legal aspects relating to the Special Undistributed Dividend Reserve (“Special Reserve”).

At the shareholders’ meeting held in 2019 (“AGO”), the Special Reserve was established to allow Eletrobras, in case the financial situation permits it, to revert this retention of profits and thus perform its distribution in the form of intermediate dividends, as advised by the external opinion.

There are relevant aspects arising from the regime applicable to interim dividends that impact how the Company will pay its shareholders, which are not directly addressed by the external opinion but should be reviewed, given that they will impact which portion of dividends should be earmarked for each type of Eletrobras' shareholders, as well as the relationship between the declared intermediate dividends and any mandatory dividends resulting from the deliberation about the allocation of income for the accounting year 2020, or 2021, at a shareholders’ meeting.

Accordingly, this Term of Reference seeks to supplement the inquiry carried out when the opinion was issued.”

Given the foregoing, the Inquirer asked a series of Questions, which will be addressed in Chapter II.4 of this Opinion, as provided.

II – OPINION

II.1. THE MANDATORY DIVIDEND SYSTEM AND PROFIT RETENTION SCENARIOS

Making profit is the essence of corporations, standing as one of its fundamental elements, as provided for in Article 2 of Law No. 6,404/1976 (“Brazilian Corporations Law”)[77]. Thus, every corporation has as its primary purpose, inherent in the business activity carried out, the earning of profits, which can be divided among members from time to time.

In addition to classifying profit sharing as one of the essential rights of shareholders (Article 109, item I), the corporate law sought to ensure its effectiveness, thus establishing the mandatory dividend regime.

As such, Article 202 of Law No. 6,404/1976, correcting the distortion from the previous legal system, in which corporate profits were permanently capitalized to the detriment of distribution, established that, if a company makes profit, it is required to allocate part of it to shareholders as a dividend.

As provided in the heading of Article 202 of the Brazilian Corporations Law, “shareholders are entitled to receive, as a mandatory dividend, in each year, the portion of profits established in the Articles of Incorporation, or, if this is omitted, half of the net profit for the year,” reduced or increased by certain amounts expressly provided for in Article 202 itself, namely, the amounts allocated to the restriction of the legal reserve (Article 193) and those arising from the restriction and reversal of the reserve for contingencies (Article 195).

Accordingly, the mandatory dividend consists of the minimum portion of the profit that the company undertakes to distribute to all its shareholders, which are holders of preferred and common shares. This entails the discharge of an obligation on the part of the company, the compliance with which the shareholders are entitled to demand, provided that the company posts profits in the accounting year[78].

[77] “Article 2 - Company may have as object any business with a profitable purpose, not contrary to the law, public policy, and good customs.” (emphasis added)

[78] ALFREDO LAMY FILHO e JOSÉ LUIZ BULHÕES PEDREIRA. A Lei das S/A.. Rio de Janeiro, Renovar: 1996. p. 501

Also aiming to underline the shareholder’s right to receive dividends, Law No. 10,303/2001 introduced Paragraph 6 to Article 202 of the Brazilian Corporations Law, which precluded the unjustified retention of profits by corporations, by establishing that “profits not allocated under the terms of Articles 193 to 197 shall be distributed as dividends.”

Such provision aimed to prevent the prior practice adopted by several companies that distributed to shareholders only the mandatory dividend provided for in their Articles of Incorporation and retained the remaining earnings, in an account usually referred to as “retained earnings,” without any justification for doing so[79].

Said Paragraph 6 of Article 202 of the corporate law started to require companies to justify any and all retention of profits and to distribute, as a dividend, any profit that exceeds the retained earnings provided by law.

Since the enactment of Law 10,303/2001, the portion of profit for the year that exceeds the mandatory dividend and cannot be included in any of the allocations expressly provided for in Articles 193 to 197 of the Brazilian Corporations Law (legal reserve[80], reserves created by the articles of incorporation[81], reserve for contingencies[82], reserve for tax

[79] MODESTO CARVALHOSA e NELSON EIZIRIK. A Nova Lei das S.A.. São Paulo: Saraiva, 2002, pp. 363-364.

[80] Article 193 of the Brazilian Corporations Law requires companies, before any other allocation, to transfer 5% of the net income for the year to the restriction of the legal reserve, which cannot exceed 20% of the capital. The purpose of such a reserve is to ensure the integrity of the capital, which is why the Brazilian Corporations Law precludes its use for the payment of dividends, otherwise establishing that it can only be used to offset losses or to increase capital itself.

[81] Article 194 of the Brazilian Corporations Law authorizes the Articles of Incorporation to provide for the so-called reserves created by the articles of incorporation, according to the specific characteristics and needs of each company. For such reserves created by the articles of incorporation to be legitimately established, the Articles of Incorporation should: (a) set forth, in a precise and complete manner, the purpose of the reserve; (b) establish the criteria to determine the portion of the profits that will be allocated to its restriction; and (c) establish the maximum reserve limit.

[82] The reserve for contingencies, provided for in Article 195 of the Brazilian Corporations Law, can be restricted as a result of management’s proposal and approval by the shareholders’ meeting, with the purpose of offsetting, in a future year, the decrease in profit resulting from a loss deemed likely, the value of which can be estimated.

incentives[83], retention of profits provided for in the capital budget approved at the shareholders’ meeting[84] and reserve for unrealized profits[85]) should be mandatorily distributed to shareholders as a dividend.

However, the distribution of profits cannot be made arbitrarily, under the risk of impacting the company's creditors. In order to uphold the essence of the transfer of corporate profits to shareholders, the Brazilian Corporations Law, in Article 202, Paragraph 4[86], establishes that the dividend “shall not be mandatory” in the accounting year in which the management bodies report to the shareholders’ meeting that it is inconsistent with the company’s financial condition.

[83] Pursuant to Article 195-A of the corporate law, the reserve for tax incentives may be created by the shareholders’ meeting, at the proposal of the management bodies, with the purpose of recording the portion of the net profit resulting from donations or government subsidies for investments.

[84] The retention of profits provided for in the capital budget is provided for in Article 196 of the Brazilian Corporations Law, which allows the company to retain an additional portion of the net profit for the year, not included in any specific reserve, provided that a capital budget is approved at a shareholders’ meeting supporting such profit retention.

[85] The unrealized profit reserve, provided for in Article 197 of the Brazilian Corporations Law, aims to prevent the company from being required to pay dividends in an amount higher than the amount of net income for the year actually received in currency. Thus, profits that, although included in the income for the year, were not financially realized, are allowed to be accounted for in the unrealized profit reserve.

[86] Article 202 – (...) Paragraph 4. The dividend provided for in this Article shall not be mandatory in the accounting year in which the management bodies report to the shareholders’ meeting that it is inconsistent with the company’s financial condition. The fiscal board, if in operation, shall issue an opinion on this information and, in the case of a publicly-held company, its managers shall forward to the Securities and Exchange Commission, within five (5) days from the shareholders’ meeting, a reasoning concerning such information transmitted to the meeting.” (emphasis added)

       In this case, the profits earned will be reverted to a special reserve, under the terms of Article 202, Paragraph 5, of the Brazilian Corporations Law[87], so that, if they are not absorbed by losses in future accounting years, they shall later be distributed to shareholders as dividends, as soon as the company’s financial condition so allows.

The rule which addressed the special reserve of mandatory undistributed dividends aims to reconcile the principle of mandatory payment of dividends with the preservation of the company’s financial stability, assuming that the distribution of the mandatory dividend is suspended in the accounting year in which the management bodies report to the shareholders’ meeting that it is inconsistent with the company’s financial condition.

The dividend retention based on this provision is temporary, since Paragraph 5 of Article 202 itself establishes that profits that are no longer distributed under the terms of Paragraph 4, if not absorbed by losses in subsequent years, shall be paid as dividends as soon as the company’s financial condition so permits.

In order to restrict the special reserve for undistributed dividends, the company’s management shall prepare a justification with the reasons for the inconsistency between its financial condition and the distribution of dividends, which shall be submitted to the Fiscal Council, if in operation, and, in the case of publicly-held companies, shall also be forwarded to the Brazilian Securities and Exchange Commission – CVM, within five days of the shareholders’ meeting.

In fact, the special reserve of mandatory undistributed dividends is based on the essential principle that the distribution of dividends to shareholders, although one of the main purposes of the corporate law, cannot be made at a loss or jeopardizing the financial condition of the company, which also entails the restriction of the unrealized profit reserve[88].

[87] “Article 202 – (...) paragraph five Profits that are no longer distributed under the terms of paragraph four shall be recorded as a special reserve and, if not absorbed by losses in subsequent years, shall be paid as dividends as soon as the company’s financial situation so allows.” (emphasis added)

[88] In this regard, the doctrine emphasizes that “The interpretation of the provisions under Article 202 allows the following fundamental rule of the legal regime of the mandatory dividend to be noted: the right to the dividend is subordinated to the company's ability to pay it without jeopardizing its financial stability – which is implied in the legal provision that excludes the profit used to restrict the reserve for contingencies from the calculation base of the mandatory dividend; thus allowing the deferral of the dividend payment in the case of unrealized profits; as well as when the management bodies consider it inconsistent with the company's financial condition. (...) In addition to creating a reserve for unrealized profits, the law provides – in Paragraphs 4 and 5 of Article 202 – that the mandatory dividend is not paid in the accounting year in which the management bodies report to the Shareholders’ Meeting that it is inconsistent with the company's financial situation. This deferral reflects the recognition by the Law that the company's ability to pay dividends in currency depends on the degree of liquidity of its assets and the amount and timing of the maturity of its obligations. Therefore, even if all the profit for the year has been realized in currency, the company's financial situation may recommend the deferral of the mandatory dividend.” (emphasis added) LUIZ CARLOS PIVA. “Lucros, Reservas e Dividendos”. In: Alfredo Lamy Filho e José Luiz Bulhões Pedreira (Coord.). Direito das Companhias. 2ª edição, atual. e ref., Rio de Janeiro: Forense, 2017, pp. 1.244 e 1.245.

The retention of the mandatory dividend in the special reserve is extraordinary, meaning it should be paid as soon as the company’s financial condition so allows. Accordingly, waiting for the end of the accounting year or the holding of a shareholders’ meeting before the amount allocated to the special reserve can be distributed is not necessary, and such distribution may take place at any time during the year, based on the Company’s interim financial statements.

It should also be noted that, in order to ensure capital integrity, the Brazilian Corporations Law clearly establishes, in the heading of Article 201, the only amounts out of which dividends can be paid are net profits for the year, profit reserves and, exceptionally, capital reserves.

Thus, profit reserves can be distributed to shareholders as dividends, except in exceptional circumstances, like in the case of losses, in which case they should firstly be absorbed and only then can the remaining balance, if any, be distributed.

In fact, it should be noted that profit reserves originate from positive results reported by the company in prior years and which in accordance with the law, Articles of Incorporation or resolution of a shareholders’ meeting, were not distributed to the shareholders, being retained as part of the company’s equity for a specific purpose. That is, they are restricted from the company’s profits, in accordance with Paragraph 4 of Article 182 of the Brazilian Corporations Law[89]. Therefore, its natural destination is for distribution to shareholders, which should be carried out as soon as the purpose that triggered its restriction is resolved or there is a deliberation by the shareholders against its retaining.

[89] “Article 182. (...) paragraph four Accounts formed by restricting the company’s profits shall be classified as profit reserves.”

II.2. PRIORITY DIVIDENDS OF PREFERRED SHARES

Although the receipt of dividends is an essential right of shareholders, not all of them share in corporate profits on equal terms, since certain types and classes of shares may confer on their holders economic advantages over the holders of others.

In this regard, Article 17, item I, of the Brazilian Corporations Law establishes, as one of the possible equity advantages to be attributed to preferred shares, as a counterpart to the suppression or restriction of voting rights created by the Articles of Incorporation, the “priority in the distribution of dividends, either in fixed or minimum amounts.”

The phrase “priority in the distribution of dividends”, set outestablished in this provision, means, as defined in the Articles of Incorporation, the advantage assured to the preferred shareholder of receiving his share of the profits distributed by the company before the allocation of dividends to the holders of common shares, and even if the profits to be distributed are not sufficient for them to receive any dividends.

Thus, legal doctrine highlights that “this advantage entitles the preferred shareholder to receive his share in the company’s profits before and regardless of the granting of the same right to the holders of any other shares. In other words, the preferred share with priority dividend creates an order of preference in the distribution of profits: firstly, profits are allocated among the preferred shares, up to the amount of the priority dividend, which is guaranteed to them, after which the sharing of profits among the common shares begins (...)”[90] (emphasis added).

[90] LUIZ GASTÃO PAES DE BARROS LEÃES. “Dividendos Mínimos Cumulativos e Participantes”. Pareceres. v. II, São Paulo: Editora Singular, 2004, p. 765.

       The fixed dividend is an amount previously provided for in the Articles of Incorporation, which shall be attributed to each preferred share prior to the distribution of any dividend to the common shares, the amount of which can be defined, for instance, based on (i) a sum in Brazilian Reais previously quantified or quantifiable; (ii) a percentage of the par value of the preferred share, capital or shareholders’ equity of the company.

The shareholder with a fixed dividend is entitled to receive only the amount previously established in the Articles of Incorporation. Once this amount is reached, such shares do not have a share in the remaining profits that may be distributed, even if the amount of dividends paid to common shares exceeds that of the fixed dividend.

The minimum dividend, in turn, consists of the accumulation of the advantage granted to the holders of shares entitled to a fixed dividend with the possibility of having a share in the remaining profits under the same conditions as the common shares. In other words, preferred shares with a minimum dividend are entitled to a portion of the profit as a priority, which is provided for in the Articles of Incorporation. After the payment of the minimum dividends for preferred shares, the same amount shall be allocated to common shares. Lastly, the remainder of the profit to be distributed, if any, shall be shared between common and preferred shares in equal proportion[91].

Thus, the common thread between preferred shares with fixed dividends and those with minimum dividends is that both have priority in receiving such dividends, that is, both have the guarantee that only after they are guaranteed the minimum or fixed dividends is that any remaining balance will be used to pay dividends on common shares.

The priority is not as material when the company makes sufficient profit to pay the priority dividend on preferred shares and the same dividend on common shares. However, in accounting years in which the profit is lower, the priority becomes relevant since the preferred shares are entitled to receive their fixed or minimum dividend and the common shares receive only the remaining profit, or no dividend, if all profit is used to pay the priority dividend[92].

[91] NELSON EIZIRIK, “Ações Preferenciais. Não Pagamento de Dividendos. Aquisição do Direito de Voto”, Revista de Direito Mercantil, Industrial, Econômico e Financeiro. São Paulo: Malheiros, v. 146, abril-junho, 2007, p. 24.

[92] JOSÉ LUIZ BULHÕES PEDREIRA e ALFREDO LAMY FILHO. “Ações como Participação Societária”. In: Alfredo Lamy Filho e José Luiz Bulhões Pedreira (Coord.). Direito das Companhias. 2ª edição, atual. e ref., Rio de Janeiro: Forense, 2017, p. 185.

Nonetheless, the receipt of the priority dividend, either in fixed or minimum amounts, is not guaranteed for the preferred share under any circumstances, since its payment assumes, as well as any other type of dividend, profits in the year or previously recorded profit reserves and the absence of retained losses, pursuant to Articles 189 and 201 of the Brazilian Corporations Law.

The priority of fixed or minimum dividends that are, pursuant to the Articles of Incorporation, attributed to holders of preferred shares without a vote is also provided for in the provisions of Article 203 of the Brazilian Corporations Law, which establish other characteristics which distinguish it from the dividend for common shares, in addition to a priority relating to its receipt.

Pursuant to Article 203 of the Brazilian Corporations Law, “the provisions under Articles 194 to 197, and 202, shall not jeopardize the right of preferred shareholders to receive fixed or minimum dividends to which they have priority, including in arrears, if cumulative.”

That is, the retention of profits referred to in Articles 194 (reserves created by the articles of incorporation), 195 (contingency reserves), 195-A (tax incentive reserve), 196 (investment retention), 197 (unrealized profit reserve), as well as the payment of the mandatory dividend, should not prejudice the right of shareholders holding preferred shares to receive minimum or fixed dividends.

In other words, except for the legal reserve, priority dividends are not impacted by any other scenario in which profits are retained retention , even in cases where the company’s financial condition is inconsistent with the payment of dividends, when a special reserve is restricted[93].

[93] CVM/SJU (Securities and Exchange Commission/Judicial System) Opinion No. 082/1982.

In fact, pursuant to the provisions of Article 203 of the Brazilian Corporations Law, fixed or minimum dividends to which preferred shares have priority cannot be adversely impacted when profits are no longer distributed in the accounting year in which the management bodies, pursuant to Paragraph 4 of Article 202, reports to the company that they are inconsistent with the company’s financial condition[94].

Therefore, we may gather that the payment of dividends by the companies shall abide by the criteria established by law and in the Articles of Incorporation for their distribution among the different types and classes of shares, so that, in the event of shares with a fixed or minimum priority dividend, their respective holders are expected to receive their share of the profits for the year before the allocation of dividends to the holders of common shares, to whom dividends shall only be paid based on any remaining profit.

II.3. THE DISTRIBUTION OF INTERMEDIATE AND INTERIM DIVIDENDS

Article 202 of the Brazilian Corporations Law requires the company to pay the mandatory dividend to its shareholders annually. As the distribution of the mandatory dividend is based on the financial statements prepared by the company at the end of the accounting year, it is logical that its payment would generally take place after this period.

However, the Brazilian Corporations Law, in its Article 204, allows for the distribution of dividends in less than one year, based on the balance sheets drawn up in the respective periods, in addition to allowing the distribution of income based on profits regularly reported in previous years. As such, Article 204 of the Brazilian Corporations Law reads that:

[94] MARIA THERESA WERNECK MELLO, “Dividendo Obrigatório”. In: Geraldo de Camargo Vidigal e Ives Gandra da Silva Martins (Coord.). Estudo Jurídico nº 17 (Série Sociedades por Ações). São Paulo: Resenha Universitária, 1979, p. 1.128, points out that: “Article 203 is clear in establishing that the provisions of Article 202 will not impact the priority dividend to be paid to preferred shareholders. If Article 202 and its paragraphs address the mandatory dividend, a concept primarily connected to common shares, it is clear that the specific provisions that govern the distribution regime, including those that authorize its non-payment owing to being inconsistent with the financial situation (Paragraph 4 and Paragraph 5), do not apply to the priority dividend, and cannot prevail to undermine the right to priority in receiving fixed, minimum, and cumulative dividends, which have been attributed to the preferred shares under the Articles of Incorporation.”

“Intermediate dividends

Article 204 - The company that, by virtue of the law or provision under the Articles of Incorporation, assess a half-yearly balance sheet, may report, by resolution of the management bodies, if authorized by the Articles of Incorporation, dividend under the account of the profit assessed in this balance sheet.

Paragraph 1 - The company may, under the terms of the Articles of Incorporation, assess a balance sheet and distribute dividends over shorter periods, provided that the total dividends paid in each semester of the accounting year does not exceed the amount of capital reserves referred to in Paragraph 1 of Article 182.

Paragraph 2 - The Articles of Incorporation may authorize the management bodies to declare intermediate dividends under the account of retained earnings or profit reserves existing in the last annual or half-yearly balance sheet.” (emphasis added)

As can be seen, the provision set out above governed the following hypotheses for the distribution of dividends in periods of less than one year: (i) declaration of dividends based on the assessment of a half-yearly balance sheet, in order to distribute profits assessed in the ongoing year (heading of Article 204); (ii) declaration of dividends based on balance sheets for periods of less than six months, aiming at the distribution of profits assessed in the current year, provided that the total dividends paid in one semester does not exceed the amount of capital reserves of the company (Paragraph 1 of Article 204)[95]; and (iii) declaration of dividends based on retained earnings and profit reserves existing in the last annual or half-yearly balance sheet (Paragraph 2 of Article 204)[96].

[95] The restriction on the payment of dividends pertaining to profits calculated in periods of less than six months to the value of the capital reserves is intended to protect the interests of creditors, so that the capital that is used as collateral will not be reached in the event of undergoing subsequent losses. However, it should be noted that such limitation, established in Paragraph 1 of Article 204 of the Brazilian Corporations Law, applies only to the distribution of dividends for periods shorter than six months, which concerns the distribution of profits recorded in balance sheets assessed in a period greater than half-yearly, thus the restriction does not prevail, with no limit for the distribution of the dividend, except for the amount of the profits recorded on the balance sheet.

[96] LUIZ ANTONIO DE SAMPAIO CAMPOS. “Algumas Notas Sobre a Utilização do Lucro do Exercício em Curso: Dividendo e Recompra”. In: Marcelo Vieira von Adamek (Coord.). Temas de Direito Societário e Empresarial Contemporâneos. São Paulo: Malheiros, 2001, p. 430.

That is, Article 204 of the Brazilian Corporations Law governs the payment of dividends to the profit account for the ongoing accounting year and those recorded in past years and which have not yet been distributed or absorbed by subsequent losses. In this regard, although the Brazilian Corporations Law, in the heading of Article 204, mentions only the intermediate dividends, it is understood that this provision also refers to the so-called interim dividends.

The intermediate dividends and the interim dividends have certain common traits, but are not to be mistaken one for the other. Intermediate dividends are those paid in one year on account of retained earnings in the preceding year, that is, in connection with balance sheets already approved by shareholders’ meeting. Interim dividends, on the other hand, are those distributed based on profits recorded in balance sheets assessed during the accounting year itself and before approval by shareholders[97].

The fundamental difference, therefore, between intermediate and interim dividends is that, in the first case, there is prior approval of the balance sheet by shareholders’ meeting, while in the second, such prior approval is not required. Interim dividends, therefore, are an exception to the principle that profits can only be distributed after approval of the balance sheet by shareholders’ meeting.

[97] NELSON EIZIRIK. A Lei das S/A Comentada. v. III, 2ª edição, rev. e ampl., São Paulo: Quartier Latin, 2015, p. 565.

As common feature of intermediate and interim dividends, that is worth mentioning is the fact that both depend on an express provision in the Articles of Incorporation for them to be distributed.

In addition, another essential feature of intermediate or interim dividends is that they do not stand as provisional dividends, so that they are not subject to any confirmation in the annual balance sheet to be calculated at the end of the year[98].

Furthermore, the CVM has already expressly recognized the definitive and irrevocable nature of intermediate dividends[99].

As a result, such dividends, once paid, are unrepeatable, even if the annual balance sheet for the year reports losses. In other words, the amounts distributed as intermediate or interim dividends should not — except in the event that they have been received in bad faith — be returned to the company.

Therefore, the only consequence resulting from any incurrence of losses in the annual balance sheet, after the distribution of intermediate or interim dividends, is the impossibility for the company to declare additional dividends until such loss is fully absorbed by future profits[100].

[98] EGBERTO LACERDA TEIXEIRA e JOSÉ ALEXANDRE TAVARES GUERREIRO. Das Sociedades Anônimas no Direito Brasileiro. São Paulo: Ed. José Bushatsky, 1979. v. 2. pp. 602-603.

[99] CVM Administrative Proceeding No. RJ2014/12058, Rapporteur Officer Pablo Renteria, tried on October 25, 2016. Available at www.cvm.gov.br.

[100] NELSON EIZIRIK. A Lei das S/A Comentada. v. III, 2ª edição, rev. e ampl., São Paulo: Quartier Latin, 2015, p. 568.

II.4 – ANSWERS TO QUESTIONS

1st QUESTION

“Payment of the Special Reserve before the payment of the 2020 Mandatory dividends: Considering that the special dividend reserve was restricted in relation to the profit for the 2018 accounting year, if intermediate dividends are reported to the account of that reserve before the calculation of the 2020 income and 2021 shareholders’ meeting , in what form and order of priority should they be distributed, given that minimum dividends were paid to the preferred shareholders, in keeping with the shareholders’ meeting in which such reserve was restricted? In other words, when assessing the amount of dividends per share that may be declared owing to the said special reserve, should we firstly calculate the minimum dividends of the preferred shares (6% and 8%,respectively) and then start the payment of common shareholders in accordance with Paragraph 4 of Article 9 of the Articles of Incorporation of Eletrobras?”

ANSWER

Article 9 of Eletrobras’ Articles of Incorporation (“Articles of Incorporation”) provides for the advantages and rights conferred on the different classes of preferred shares issued by the Company. Pursuant to Paragraph 1 of Article 9, class “A” preferred shares issued by Eletrobras shall have priority in receiving dividends distributed in each accounting year, at the rate of eight percent per year, on the shareholders’ equity for such type and class of shares, to be apportioned among them equally.

Class “B” preferred shares, in turn, shall have priority in receiving dividends distributed in each accounting year, at the rate of six percent per year, on shareholders’ equity for such type and class of shares, to be apportioned among them equally, in accordance with the provisions of Paragraph 2 of Article 9 of the Articles of Incorporation.

That is, both class A preferred shares and class B preferred shares are entitled to receive priority dividends.

As mentioned, the priority dividend granted to preferred shares gives its holders the guarantee that only after the respective fixed or minimum dividends are assured will any remaining balance be allocated to the payment of dividends on common shares.

The priority dividend granted to class A and B preferred shares issued by Eletrobras refers to a minimum dividend, given that, in addition to having the right to priority receipt of the portion of the profit established under Paragraphs 1 and 2 of Article 9 of the Articles of Incorporation, they also have a share, together with the common shares, in the distribution of any remaining profit.

To this end, Article 9, Paragraph 3 of the Articles of Incorporation, confers to class A and B preferred shares the right to share in the distribution of dividends on equal terms with common shares after they are assured the lowest of the minimum dividends referred to in Paragraphs 1 and 2 of the Articles of Incorporation provision in question.

In addition, class A and B preferred shares issued by Eletrobras are entitled to an increased dividend, pursuant to Article 9, Paragraph 4, of the Articles of Incorporation, which guarantees them the right to receive dividends, per share, at least ten percent (10%) higher than those allocated to each common share.

These provisions of the Articles of Incorporation give holders of preferred shares issued by Eletrobras the right to receive minimum priority dividends, ensuring, once the priority dividends in question have been paid, that the holders of preferred shares receive dividends, per share, in an amount at least ten percent (10%) higher than that given to common shares.

In 2018, Eletrobras recorded net income of Thirteen Billion Two Hundred Sixty-two Million Three Hundred Seventy-eight Thousand Brazilian Reais (BRL13,262,378 thousand). Accordingly, in view of the legal provisions and the provisions of the Articles of Incorporation on the mandatory dividend[101], the portion corresponding to twenty-five percent of the adjusted net income for the accounting year 2018, equivalent to Three Billion One Hundred and Fifty-five Million, Five Hundred and Fourteen Thousand Brazilian Reais (BRL3,155,514 thousand) should be distributed to the Company’s shareholders, fulfilling the preference in the receipt of dividends by the holders of preferred shares of classes A and B.

In addition, the balance of realized profits included in the unrealized profit reserve was, on December 31, 2018, Three Hundred and Eighty-six Million Three Hundred Seventy-five Thousand Brazilian Reais (BRL386,375 thousand). In accordance with the provisions of Article 202, item III, of the Brazilian Corporations Law, the profits recorded in the unrealized profit reserve, which have not been used to absorb prior losses, when realized, shall be added to the first dividend declared after realization.

[101] According to Article 55, Paragraph 1, of the Articles of Incorporation, “in each accounting year, the distribution of a dividend of not less than twenty-five percent of the net profit, adjusted under the terms of the Law, in compliance with the Dividend Distribution Policy, will be mandatory.”

Thus, in 2019, the Company should, in principle, distribute the sum of the mandatory dividends for the year of December 31, 2018 with the realized profits recorded under the unrealized profit reserve, which totaled Three Billion, Five Hundred and Forty-one Million, Eight Hundred and Eighty-nine Thousand Brazilian Reais (BRL3,541,889 thousand).

However, according to the information provided by the Company’s management, at the time, the payment of the unrealized profit reserve balance, added to the mandatory dividend, would generate a cash imbalance at Eletrobras, in order to meet its obligations. Thus, the Company’s management understood that the distribution of the entire mandatory dividends would be inconsistent with its financial condition, which was confirmed by the opinion of the Fiscal Council.

In view of this, Eletrobras’ management proposed and the Company’s Shareholders' Meeting held on April 29, 2019 (“2019 AGO”) approved “the payment of BRL368,868 thousand to be distributed among the holders of class A and B preferred shares, pursuant to paragraphs one and two of Article 8 of Eletrobras’ Articles of Incorporation, in the form of dividends in addition to the payment of BRL881,132 thousand to holders of common shares and the retention of BRL2,291,889 thousand, in a special dividend reserve, based on Article 202, paragraphs four and five, of the Brazilian Corporations Law, to be distributed when the Company's financial condition so allows” (emphasis added).

Eletrobras intends, if its financial condition allows, to revert the retention of the profits that were allocated in the 2019 AGO to the special reserve of undistributed dividends (“Special Reserve”), through a payment of intermediate dividends to the shareholders.

As class A and B preferred shares issued by Eletrobras are entitled to receive minimum priority dividends, before making any dividend distribution to the common shares, the Company is required to ensure the payment of such priority dividends to the preferred shares.

       This priority granted to preferred shares applies to any dividend that may be declared by the Company over the accounting year, until the amount corresponding to the percentages provided for in Paragraphs 1 and 2 of Article 9 of the Articles of Incorporation is reached, and not only to the mandatory dividend that may be distributed based on the net income recorded in the prior accounting year.

Therefore, if the reversal of the amount allocated to the Special Reserve is decided by the Company before the declaration of the mandatory dividend for the 2020 accounting year, the amount corresponding to the Special Reserve shall be paid as an intermediate dividend, primarily to the holders of preferred shares of issuance of Eletrobras, until the percentages established in Paragraphs 1 and 2 of Article 9 of the Articles of Incorporation are reached.

This conclusion is not changed by the fact that, in the accounting year in which the Special Reserve was restricted, the distribution of the minimum dividends was guaranteed to the holders of preferred shares.

In fact, the same understanding set out in the answer to the 5th Question of our Opinion dated March 26, 2019 (“2019 Opinion”) with regard to unrealized profit reserve applies to the Special Reserve, considering that both reserves play a similar role, that is, to prevent the company from being required to distribute dividends when this is inconsistent with its financial condition.

In other words, the amount allocated to the Special Reserve is not “earmarked” for payment only to holders of common shares because, in the year in which such reserve was restricted, the Company had already paid the minimum dividend owed to the preferred shareholders.

As a matter of fact, in companies whose preferred shares are entitled to receive the minimum dividend, as is the case with Eletrobras, common shareholders are always subject to the risk that all the profit distributed by the company will be allocated to the preferred shareholders, without this ensuring them any right to be “offset” with the priority payment of such amount in subsequent years. On the contrary, in the subsequent years, the Company should again use the distributable profit to pay in priority the minimum dividend owed to the holders of preferred shares, distributing only the remaining balance to the holders of common shares, accordingly.

Therefore, when calculating the amount of dividends per share that may be declared as a result of the reversal of the Special Reserve, the Company is expected to abide by the order of priority established in the Articles of Incorporation, first calculating the minimum dividends for class A and B preferred shares, then subsequently, if there is any remaining portion, making the payment to the holders of common shares, however always ensuring a 10% higher payment to preferred shareholders, as provided for in Article 9, Paragraph 4, of the Articles of Incorporation.

2nd QUESTION

“Payment of Special Reserve after payment of mandatory dividends in 2020: in the event of the declaration and payment of the Special Reserve that was restricted from the Income for the Year 2018 after the payment of mandatory dividends for 2020 (which were paid in 2021), how would this Special Reserve be distributed among the preferred and common shareholders, if also paid in the 2021 accounting year? In other words, when calculating the amount of dividends per share with respect to this reserve, should we first calculate the preferred dividends, or, given that the preferred shareholders would have already received the mandatory dividend for the year 2020 (payment of which is due in 2021), should we add the dividends from the reserve to the dividends that would have already been distributed in 2021, and distribute to common shares, up to the limit that it is possible to maintain the 10% additional payment per preferred share?”

ANSWER

Pursuant to Article 9, Paragraphs 1 and 2, of the Articles of Incorporation, the priority dividend granted to class A and B preferred shares corresponds, as the case may be, to six percent or eight percent per year on the share of capital represented by each class of shares.

       Accordingly, Eletrobras is not required to pay twice, in the same year, the amount of the priority dividend provided for in the these provisions of the Articles of Incorporation, namely, in this case, one with the reversal of the Special Reserve and the other with the net profit for the year.

On the contrary, once the amount corresponding to the minimum dividend of class A and B preferred shares has been paid (regardless of the origin of the funds used for this purpose), the Company fulfilled its payment obligation to the preferred shareholders and the subsequent profit to be distributed in the year should necessarily be allocated to holders of common shares, until they receive the amount corresponding to the minimum reduced dividend of ten percent, in accordance with the provisions of Article 9, Paragraph 4, of the Articles of Incorporation.

The very concept of minimum dividend prevents Eletrobras, after having paid the holders of the class A and B preferred shares the amount of the priority dividend owed to them, from distributing any additional dividends to the holders of such preferred shares before ensuring that the holders of common shares receive an amount equivalent to the amount granted to each preferred share, in keeping with the ten percent higher dividend provided for in Article 9, Paragraph 4, of the Articles of Incorporation.

Therefore, in the event that the reversal of the Special Reserve balance happens in 2021 and after the declaration of the mandatory dividend for the 2020 accounting year, and if this has already been sufficient to allow the payment of priority dividends owed to the A and B preferred shares, the amount allocated to the Special Reserve should be distributed to the holders of common shares, until they receive the same amount paid to the preferred shareholders less the amount corresponding to the percentage of ten percent more assured to the preferred shares.

3rd QUESTION

“Application or non-application of Payment of the Special Dividend Reserve to the 2020 Mandatory Dividend: if the declaration and payment of the Special Reserve by means of intermediate dividends happens before the 2021 shareholders’ meeting, could the mere payment of this, if in sufficient amount, be applied as a mandatory dividend payment for the 2020 or 2021 accounting years? In other words, could the Company subsequently distribute all net income for 2020 or 2021 among reserves, subject to the respective limits of each type, distributing additional dividends only in case of excess profit? For example: supposing that, after calculating the 2020 income, the total amount of the 2020 Mandatory Dividend is BRL2.5 Billion and the Company decides to distribute the Special Dividend Reserve before the 2021 Shareholders’ Meeting, in the amount of BRL2.3 Billion, would the Company still be required to pay mandatory dividends only in the amount that exceeds the Special Reserve (BRL200 million in this case), or should it pay the total of BRL4.8 Billion (sum of BRL2.5 from the 2020 Mandatory Dividend and BRL2.3 Billion from the Special Dividend Reserve) in 2021? In this case, would the same reasoning be valid if the application is levied (or not) on the mandatory dividend calculated in the year 2021?”

ANSWER

As discussed above, the retention of the mandatory dividend in the Special Reserve is temporary and extraordinary, since, under the terms of Paragraph 5 of Article 202 of the Brazilian Corporations Law, the amounts allocated to the Special Reserve can only be used for absorption by losses undergone in subsequent years or the distribution as dividends, which shall be performed “as soon as the company’s financial condition so allows.”

That is, the amounts recorded in the Special Reserve cannot be allocated to any of the other reserves and retentions provided for in Articles 193 to 197 of the Brazilian Corporations Law, and, they should not be absorbed by subsequent losses and should necessarily be distributed as dividends to shareholders.

The restriction of the Special Reserve is a scenario of postponement of the payment of dividend to shareholders when the financial condition of the company is not consistent with its distribution. Consequently, the amount recorded in the Special Reserve cannot receive any destination other than distribution to shareholders as a dividend, except in the case of absorption by subsequent losses.

The heading of article 202 of the Brazilian Corporations Law, in turn, establishes that shareholders are entitled to receive as a mandatory dividend, in each accounting year, the portion of profits established in the Articles of Incorporation, which, in the case of Eletrobras, corresponds, as mentioned, to twenty-five percent of the adjusted net income as provided in said law, pursuant to Article 55, Paragraph 1, of the Articles of Incorporation.

Thus, considering, on the one hand, the exceptional and temporary nature of the Special Reserve and, on the other, the mandatory nature of the distribution of the dividend provided for in Article 55, Paragraph 2, of the Articles of Incorporation, we may conclude that the dividends that may be distributed owing to the reversal of the Special Reserve cannot be applied to the amount of the mandatory dividend pertaining to the accounting year of 2020, to be distributed to Eletrobras' shareholders in 2021.

A contrary understanding would allow amounts that should necessarily be distributed to shareholders, whether due to the reversal of the Special Reserve or as a mandatory dividend, to be retained by the Company in other reserves provided for by law or in the Articles of Incorporation.

Therefore, the fact that dividends are distributed owing to the reversal of the Special Reserve, in amounts higher than those that would be owed as a mandatory dividend in the current accounting year, does not authorize Eletrobras to allocate to other reserves the entire amount of net income assessed in 2020. On the contrary, even in such a situation, the Company will continue to be required to pay its shareholders the amount corresponding to twenty-five percent of the adjusted net income of such accounting year.

In the example mentioned by the Company in this Question, if, after calculating the 2020 net profit , the amount of the mandatory dividend to be distributed to shareholders is BRL2.5 billion and Eletrobras, before the shareholders' meeting ("AGO") to be held in 2021, had already reversed the Special Reserve — whose balance is about BRL2.3 Billion, the Company’s shareholders should receive, in such accounting year, dividends totaling at least BRL4.8 billion, which corresponds to the sum of amounts paid as a result of the reversal of the Special Reserve and mandatory dividends calculated in respect of the 2020 net income.

Therefore, if the amount recorded in the Special Reserve is paid to Eletrobras' shareholders as intermediate dividends, the Company’s shareholders should receive, in the 2021 accounting year , the amounts allocated to this reserve plus the full mandatory dividend calculated in relation to the 2020 accounting year.

Dividends that may be distributed in 2021, owing to the reversal of the Special Reserve, cannot be applied to the amount of the mandatory dividend connected to subsequent years, such as that calculated based on any net income assessed in 2021, to be paid to shareholders in 2022.

In fact, according to legal doctrine, the profits retained in the Special Reserve, “when released, will not revert to the dividend calculation base for subsequent years, but should be paid immediately”[102], since this is the only destination that the corporate law established to them, in addition to the possible use for the absorption of subsequent losses.

The impossibility for dividends distributed from the reversal of the Special Reserve to be applied to the dividend amount for subsequent years is applicable both to the amount pertaining to the mandatory minimum dividend and to the value of any remaining profits.

Paragraph 6 of Article 202 of the Brazilian Corporations Law now requires companies to distribute, as a dividend, any profit that exceeds the legally established retention hypotheses. In fact, the portion of the profit for the year that exceeds the mandatory dividend and cannot be included in any of the allocations expressly provided for in Articles 193 to 197 of the Brazilian Corporations Law should be mandatorily distributed to shareholders as a dividend.

[102] MARIA ISABEL BOCATER, JOSÉ LUIZ BRAGA e CARLOS MARTINS NETO, “Deferral of payment of mandatory dividends due to incompatible financial situation: considerations on the application of art. 202, Paragraph 4, of the Brazilian Corporations Law,” Revista semestral de direito empresarial. Rio de Janeiro: Renovar, n. 8, January - July, 2011, p. 11.

Thus, if there is any remaining balance after it is determined that there is sufficient net profit in the 2021 accounting year for the payment of the mandatory dividend to all shareholders and the restriction of mandatory reserves, this remaining balance must be distributed to shareholders as dividends, as long as this remaining balance cannot be earmarked for any of the profit reserves and retentions provided for by law. This distribution will be applicable even if the shareholders receive dividends in the 2021 accounting year in an amount higher than the dividend set forth in Paragraph 6 of Article 202 of the Brazilian Corporations Law as a result of the reversal of the Special Reserve.

If the payment of dividends resulting from the reversal of the Special Reserve was allocated to any remaining profit assessed in the 2020 or 2021 accounting years, for example, it could allow the amount of the remaining profit to be distributed as dividends, under the terms of article 202, paragraph six, of the Brazilian Corporation Law, to be retained by the Company in other reserves set forth in the law or in the Bylaws.

Therefore, the intermediate dividends distributed as a result of the reversal of the Special Reserve cannot be applied to the amount of the mandatory dividend or any remaining profits, whether with regard to the 2020 accounting year or subsequent accounting years.

Nonetheless, this conclusion does not apply to other scenarios of profit reserves which are not exclusively destinated for the distribution to shareholders as dividends or the absorption of subsequent losses.

In the case of a reserve created by the Articles of Incorporation, for example, the payment of intermediate dividends resulting from its reversal in the current year could be considered for the purpose of paying the mandatory dividend owed to shareholders in 2021.

This is because, as opposed to the Special Reserve or unrealized profit reserve, other types of profit reserves do not have the obligation to be distributed as dividends, which means that the Company is allowed to keep the amounts allocated to the reserves, as long as the purpose that triggered the restriction remains in place. The Company would also be allowed to perform a capitalization, pursuant to Article 169 of the Brazilian Corporations Law, or distribute them as dividends.

Thus, if the Company decides to distribute the amounts recorded in this profit reserve as intermediate dividends, which could have been kept as reserves, nothing prevents the amount distributed as a result of its reversal to be applied to the minimum mandatory dividend owed to the shareholders in such accounting year, provided that the relevant authority to declare intermediate dividends expressly orders such decision, as explained in the answer to the 4th Question.

It should be noted that, if Eletrobras distributes interim dividends by reversing the Special Reserve, such intermediate dividends shall be considered declared and paid in 2021 for all legal purposes, despite the restriction of the Special Reserve in 2019 with part of the net income for the accounting year 2018.

The right to receive dividends is an expectation right of the shareholder. Once the company’s balance sheet is assessed and approved, the existence of net income is verified and the dividend distribution is approved, the shareholder, who already had the potential right to receive the Company’s profits, becomes entitled to enforce the right to receive dividends; i.e., the shareholder becomes a creditor of the company.

       Thus, the fundamental effect of the declaration of the dividend by the relevant authority is the transformation of the right to receive dividends into a typical credit right, net and certain for the shareholder against the company[103]. After the declaration of dividends, the amount set out for distribution is extracted from the company’s shareholders’ equity and becomes a payable liability[104].

In practice, the declaration of the dividend also stands as the confirmation that all conditions for the distribution of those dividends have been met. Such confirmation may happen at the shareholders’ meeting or by the managers.

Article 202, paragraph four, of the Brazilian Corporations Law establishes that the minimum dividend “shall not be mandatory in the accounting year in which the management bodies report to the shareholders’ meeting that it is inconsistent with the company’s financial situation.” As a supplement, Paragraph 5 of said provision establishes that “the profits that are no longer distributed under the terms of Paragraph 4 shall be recorded as a special reserve and, if not absorbed by losses in subsequent years, shall be paid as dividends as soon as the company’s financial situation so allows.”

If the law provides that dividends are not mandatory in the accounting year in which the company’s financial situation is inconsistent and that the respective resources may subsequently be absorbed by losses in subsequent years, it is evident that the amount allocated to the Special Reserve was not also declared, since the main consequence of the declaration of dividends is to convert the shareholder’s right to receive dividends into a credit right and, with that, extract the corresponding value from the shareholders’ equity, making it a payable liability[105].

[103] MARCELO BARBOSA. “Obrigações dos Acionistas”. In: Alfredo Lamy Filho e José Luiz Bulhões Pedreira (Coord.). Direito das Companhias. 2ª edição, atual. e ref., Rio de Janeiro: Forense, 2017, p. 232.

[104] BRUNO ROBERT. Dividendo mínimo obrigatório nas sociedades por ações brasileiras: apuração, declaração e pagamento. São Paulo: Quartier Latin, 2011, p. 165.

[105] In this regard, the opinion cast by CVM’s Officer, Luiz Antonio de Sampaio Campos, in the records of CVM Sanctioning Administrative Proceeding No. 03/02, tried on February 12, 2004, in which a company’s default in paying dividends that had already been declared, makes express reference to the fact that the resources allocated in the special reserve provided for in Article 202, Paragraph 4, have not yet been actually declared as dividends, as follows: “That is, choosing to declare the mandatory dividend or failing to declare it on account of financial inconsistency, thus restricting the special reserve is a decision that pertains to the discretion of the managers and shareholders and it is not for CVM to replace the judgment of such people, especially after the facts and without any responsibility for the success or the failure of their administrative suggestions, which, in this regard, will remain in the realm of theory.” (emphasis added)

Accordingly, the resources allocated to the Special Reserve will only be effectively declared by Eletrobras when the Company decides to pay them as intermediate dividends, which should happen, as determined by Article 202, paragraph 5, of the Brazilian Corporations Law, as soon as its financial situation allows. Only after this declaration the distribution of dividends from the Special Reserve will become effectively mandatory.

Considering that the intermediate dividends will be declared and distributed after the accounting year to which Eletrobras’ 2020 financial statements refer, the accounting for this payment will not be reflected in such financial statements.

However, if the declaration happens before the date of authorization to issue the financial statements for 2020, in accordance with the provisions of Technical Pronouncement CPC No. 24 of the Accounting Pronouncements Committee, approved by CVM Deliberation No. 593/2009 (“CPC 24”), such dividends should be treated as subsequent events.

According to CPC 24, “an event subsequent to the period to which the financial statements refer is the event, whether favorable or unfavorable, that happens between the end date of the period to which the financial statements refer and the date on which the issuance of such financial statements is authorized.”

       For Eletrobras, the financial statements are considered authorized for issuance when the Company’s management authorizes their submission to the Board of Directors, Fiscal Council, and Audit and Articles of Incorporation’s Risk Committee – CAE.

Pursuant to items 12 and 13 of CPC 24, any declaration of dividends in addition to the legal provisions or the provisions of the Articles of Incorporation or any other form of distribution of income after the balance sheet date and before the date of authorization to issue such statements will not cause a liability to be recorded on the balance sheet date, as it also does not stand as an obligation present on the date in question. However, such dividends should be disclosed in the explanatory notes in accordance with the applicable accounting standards, stating that the amount to be paid should be considered for the purposes of the payment of the priority dividends of the class A and B preferred shares owed in 2021, as a result of the net income calculated in 2020.

On the other hand, in the financial statements for the 2021 accounting year, to be considered at the 2022 Shareholders’ Meeting, the payment of intermediate dividends from the reversal of the Special Reserve shall be properly accounted for and, consequently, the Special Reserve shall no longer be recorded as an integral part of Eletrobras’ shareholders’ equity.

4th QUESTION

"If the answer to the previous question results in a deduction, which are the requirements and formalities to be adopted by Eletrobras so that the intermediate dividends are used as payment of the mandatory dividends?"

ANSWER

According to the answer to the 3rd Question, the intermediate dividends distributed owing to the reversal of the Special Reserve cannot be applied to the amount of the mandatory dividend, either with respect to the 2020 accounting year or to subsequent years.

On the other hand, in the case of other scenarios of profit reserves whose destination is not exclusively the distribution to shareholders as dividends or the absorption of subsequent losses, the payment of intermediate dividends resulting from their reversal, in the ongoing year, could be applied to the amount of mandatory dividend due to shareholders in 2021.

In this regard, it should be noted that the interim dividends, as they are distributed based on profits for the ongoing year, recorded in balance sheets assessed over the year itself, and before approval by the shareholders, should necessarily be considered for the calculation of the mandatory dividend based on net income to be assessed at the end of the ongoing year.

Intermediate dividends are paid on account of retained earnings from the prior year, i.e., relating to balance sheets already approved by the shareholders’ meeting. As a result, there is no way to use them for the mandatory dividend automatically, and it is required that the relevant authority for the declaration of the respective intermediate dividends makes express reference to the fact that the amount used for its payment should be considered, at the end of the year, as part of the mandatory dividend to be assessed.

If there is no express reference in the event of declaration of the intermediate dividend, the application of its payment for purposes of defining the amount of the mandatory dividend cannot be made in the calculation of the latter. In this case, the amount assessed as mandatory dividend should be fully paid by the company, without the possibility of offset.

       The advance payment of the mandatory dividend by ways of the reversal of profit reserves, in cases where such advance may be made, necessarily implies the following procedure[106]:

(i)	The corporate body competent to declare the intermediate dividend decides to pay such dividend to the profit account restricted in prior years with the express declaration that such amount will be applied to the mandatory dividend owed at the end of the year;
(ii)	In the AGO that recognizes the existence of net income for the year, the mandatory dividend is calculated to be offset against the payment made with the reversal of the profit reserve and, if such payment has been less than the mandatory dividend owed, the company has an obligation to declare the difference at the AGO;

(iii)	If the advance payment is equal to or greater than the mandatory dividend assessed at the AGO, there will be no difference to be distributed to shareholders; and

(iv)	The portion of the profit for the year corresponding to the mandatory dividend paid in the form of an intermediate dividend should reconstitute the profit reserve used to make such payment feasible.

According to the literature on the topic, “the offset of the advance with the declared mandatory dividend and its allocation as a replacement for the account used for the early distribution are of the essence of the advance payment: if the mandatory dividend assessed at the AGO could not replace the accounts that gave rise to the advanced dividend, by definition, it would not be an advance, but rather the distribution of an intermediate dividend entirely detached from the mandatory dividend.”[107]

[106] LUIZ CARLOS PIVA. “Lucros, Reservas e Dividendos”. In: Alfredo Lamy Filho e José Luiz Bulhões Pedreira (Coord.). Direito das Companhias. 2ª edição, atual. e ref., Rio de Janeiro: Forense, 2017, pp.1.246-1.247.

[107] LUIZ CARLOS PIVA. “Lucros, Reservas e Dividendos”. In: Alfredo Lamy Filho e José Luiz Bulhões Pedreira (Coord.). Direito das Companhias. 2ª edição, atual. e ref., Rio de Janeiro: Forense, 2017, p. 1.247.

Therefore, the procedures above are those that should be adopted by Eletrobras so that any intermediate dividends paid from the reversal of profit reserves that may be maintained by the Company are applied to the amount of mandatory dividends, which, however, is not valid for the Special Reserve, which is not subject to this type of application, according to the answer to the 3rd Question.

5th QUESTION

“What is the deadline for the payment of such dividends after the declaration? Can the Company's management assign a payment date during the course of the year in which it is declared, in accordance with the general rule of paragraph 3 of Article 205, of Law 6404/1976, or does the reversal of the Special Reserve require its payment ‘immediately’ when declaring it, as a result of the disappearance of the financial reason for its restriction and deferral of dividends?”

ANSWER

5.1. The General Rule of Article 205, paragraph 3, of the Brazilian Corporations Law

The Brazilian Corporations Law established, in Article 205, paragraph 3, the general rules that should be met by the companies in setting the deadline for payment of dividends declared at shareholders’ meeting, as follows:

“Article 205 (...) Paragraph 3. Unless decided otherwise at the shareholders’ meeting, the dividend shall be paid within sixty (60) days from the date on which it is declared and, in any case, within the accounting year.”

This provision can be divided into two parts. The first part gives the shareholders’ meeting the jurisdiction to deliberate on the deadline of the payment of dividends, given that, in case the meeting does not decide, the payment should be made within sixty days. Thus, the shareholders’ meeting can establish the period it deems convenient to start the payment of dividends in each accounting year.

After the term set by the meeting ends, the shareholder is entitled to file a collection suit against the company to receive the dividends owed to them.

The second part of the provision restricts the powers conferred on the shareholders’ meeting to deliberate on the final term for the payment of dividends, which cannot be set for a date after the end of the accounting year. The legislative intent was to guarantee the integrity of the right to the dividend, thus preventing its indefinite postponement.

The maximum period of sixty days provided for in Paragraph 3 of Article 205, of the Brazilian Corporations Law is supplementary in nature, and the shareholders’ meeting may decide on the payment of dividends in a period greater than sixty days, provided that it does not exceed the end of the accounting year.

In the absence of a resolution by the shareholders’ meeting, the supplementary rule becomes mandatory, since compliance with the provision stated therein starts being required from the parties.

Although Paragraph 3 of Article 205 of the corporate law makes express reference only to a shareholders’ meeting, this rule also applies to intermediate and interim dividends declared by the management bodies of the companies under the terms of Article 204 of the Brazilian Corporations Law[108].

Thus, the management bodies that are authorized by the Articles of Incorporation to distribute intermediate or interim dividends may postpone the payment of such dividends beyond the sixty days provided for in Article 205, paragraph 3, of the Brazilian Corporations Law, provided that the payment term does not exceed the end of the accounting year in which the dividends are declared.

[108] NELSON EIZIRIK. A Lei das S/A Comentada. v. III, 2ª edição, rev. e ampl., São Paulo: Quartier Latin, 2015, p. 564.

5.2. The Specific Rule for Payment of Profits Allocated in the Special Reserve

As previously mentioned, the retention of the mandatory dividend in the Special Reserve is exceptional and, therefore, the amounts allocated to this reserve are subject to a specific legal regime[109], including for its distribution to shareholders.

In this regard, Paragraph 5 of Article 202 of the Brazilian Corporations Law provides that, if they are not absorbed by losses, the profits allocated to the Special Reserve "shall be paid as dividends as soon as the company's financial situation so allows" (emphasis added).

When using the word “paid” in the above provision, the legislator established a special rule for the payment of the amounts held in the Special Reserve, thus the general rule of Article 205, paragraph 3, of the Brazilian Corporations Law, shall not apply to the distribution of profits allocated in such reserve.

The obligation to pay the profits allocated in the Special Reserve as soon as possible stems from one of the main objectives of the Brazilian Corporations Law to safeguard the sharing of shareholders in the profits of companies. The exception for this objective is when there is need to preserve the continuity of the company’s activities.

As soon as the distribution of the amounts allocated to the Special Reserve no longer puts the company’s financial condition at risk, its retention is no longer justified, and the essential right of shareholders to share in corporate proceeds prevails and the immediate distribution of the amounts included in the Special Reserve is mandatory, as recognized by the literature:

[109] In this regard, when asserting that, “only the contingency reserves (Article 195) and unrealized profits (Article 197) may, under the LSA regime, harm the mandatory dividend,” Luiz Antonio de Sampaio Campos justified the absence of “reference to the special dividend reserve owing to financial inconsistency, provided for in Article 202, Paragraph 4, as it is subject to a totally different regime” (LUIZ ANTONIO DE SAMPAIO CAMPOS. “Notas sobre destinação do lucro do exercício: a reserva de lucros a realizar e a destinação a ela do lucro excedente do dividendo obrigatório”. In: Alberto Venâncio Filho, Carlos Augusto da Silveira Lobo, Luiz Alberto Colonna Rosman (Org.). A Lei das S.A. em seus 40 anos. 1ª edição, Rio de Janeiro: Forense, 2017, p. 429).

“Destined to a special reserve, the retained amount should be declared as a dividend (relating to the year in which the profits were assessed) as soon as the company’s financial situation so allows, unless it is absorbed by subsequent losses.

Therefore, also in this case, this refers to the deferral of mandatory dividends, given that the retained earnings, when released, will not revert to the calculation base of dividends for subsequent years, but should be paid immediately.”[110] (emphasis added)

Nonetheless, this does not mean that the payment should be made on the same day or the day after the declaration of dividends by the corporate bodies.

In fact, requiring payment to happen simultaneously with its declaration would not be feasible, especially in the case of publicly-held companies with a high number of shareholders, as a reasonable period is required for the company’s management to adopt the operational measures for the payment.

Thus, the legal provision under Article 202, paragraph 5, of the Brazilian Corporations Law should be understood as an obligation to pay the dividends declared to the Special Reserve account as soon as possible, in order to allow the adoption of the necessary procedures for the its operationalization.

[110] MARIA ISABEL BOCATER, JOSÉ LUIZ BRAGA e CARLOS MARTINS NETO, “Deferral of payment of mandatory dividends due to incompatible financial situation: considerations on the application of art. 202, Paragraph 4, of the Brazilian Corporations Law,” Revista semestral de direito empresarial. Rio de Janeiro: Renovar, n. 8, January - July, 2011, pp. 14-15.

5.3. Concrete Case Analysis

As stated in the Term of Reference, Eletrobras intends to reverse the retention of profits earmarked for the Special Reserve by resolution of the 2019 AGO and carry out its distribution in the form of intermediate dividends to shareholders.

The payment of dividends that Eletrobras intends to distribute owing to the reversal of the Special Reserve shall comply with the provisions of Article 202, paragraph five, of the Brazilian Corporations Law, according to which it shall happen as soon as the Company’s financial situation so allows. For this reason, the distribution of amounts retained in the Special Reserve can be made at any time over the year, including as an intermediate dividend, as the Company intends to do.

Once competent corporate bodies determine that the distribution of the amounts retained in the Special Reserve is now consistent with Eletrobras’ financial situation, payment to shareholders should be made in the shortest possible time, which means the time necessary for the Company’s management to be in a condition to adopt the operational measures required for the distribution of dividends.

Accordingly, the payment of the amounts allocated to the Special Reserve cannot be postponed, based on the provisions of Article 205, Paragraph 3, of the Brazilian Corporations Law, until the end of the accounting year. This is because the authorization established in this provision is inconsistent with the specific rule of Article 202, Paragraph 5, of the same provision, according to which the distribution of the amounts held in a Special Reserve shall occur as soon as the Company’s financial situation so allows.

Lastly, it is recommended that the declaration of dividends by competent bodies of the Company expressly state the date on which the dividends will be paid from the Special Reserve account, thus avoiding any questions regarding the time in which the payment may be demanded by the shareholders.

6th QUESTION

“Does the provision of the Articles of Incorporation that grants the Board of Directors the power to declare intermediate dividends reserve jurisdiction of the corporate body or can the matter be resolved at the Shareholders' Meeting? In the case of a declaration upon deliberation of the Board of Directors, is a new statement required from the Fiscal Council or from the Audit and Risk Committee (“CAE”)?”

ANSWER

The shareholders’ meeting stands as the highest body of the corporation, bringing together all shareholders, with or without the right to vote or with a restricted vote. When convened and conducted in accordance with the Brazilian Corporations Law, the shareholders’ meeting has the jurisdiction to decide on all of the company’s businesses and to defend its interests and its development.

In this regard, Article 121 assigns to it “powers to decide all business pertaining to the corporate purpose and to take the resolutions it deems convenient for its defense and development” (emphasis added).

Therefore, under Brazilian law, the principle of sovereignty of the shareholders’ meeting is in force, which can, in principle, consider any matters of interest to the company, even if powers have not been expressly conferred on it by law or by the Articles of Incorporation.

This general rule is exempted only when other corporate bodies are assigned, on an exclusive basis, the function of performing certain acts or deliberating on specific matters, as in the cases provided for in Articles 138, Paragraph 1[111], and 142[112] of the Brazilian Corporations Law. In this regard, Article 139 establishes that “the assignments and powers conferred by law to the management bodies cannot be granted to another body, created by law or by the Articles of Incorporation” (emphasis added).

[111] “Article 138. (...) Paragraph 1 The board of directors is a collective decision-making body and is an exclusive representation body of the company's directors.”

[112] “Article 142. The Board of Directors shall:

I - establish the general direction of the company's business;

II - elect and remove the company’s officers and establish their duties, in compliance with the provisions of the Articles of Incorporation;

III - inspect the management of officers, examine, at any time, the books and papers of the company, and request information on contracts executed or about to be executed and any other acts;

IV - call the shareholders’ meeting when it deems it feasible, or in the case of Article 132;

V - state its opinion on the report of the management and the executive boards’ accounts;

VI - express previously about acts or contracts, when the Articles of Incorporation so requires;

VII - resolve, when authorized by the Articles of Incorporation, on the issuance of shares or subscription bonuses;

VIII - authorize, if the Articles of Incorporation does not provide for otherwise, the disposal of items of noncurrent assets, the perfection of security interests, and the posting of bonds for third-party obligations;

IX - choose and remove independent auditors, if any.”

Article 36 of Eletrobras’ Articles of Incorporation establishes matters that should, in principle, be the object of consideration by the Board of Directors, including the deliberation “on the declaration of intermediate dividends” (item XXIX).

However, this provision does not confer on the Board of Directors reserved jurisdiction to decide on the matter, thus the sovereignty of the Shareholders’ Meeting prevails, which can also validly decide on the declaration of dividends based on reserves restricted in previous years.

There is no provision in the Brazilian Corporations Law or in the Articles of Incorporation that expressly establishes that the decision on the reversal of the Special Reserve would be the reserved for the jurisdiction of the management bodies.

In fact, Article 204 of the Brazilian Corporations Law does not remove the power of the shareholders’ meeting to resolve on the distribution of dividends based on reserves previously restricted by the company. This provision only establishes that, when authorized by the Articles of Incorporation, the decision about the distribution of such reserves may be taken by the management bodies.

With the inclusion of this rule, the Brazilian Corporations Law intended to reduce the red tape for the approval of the distribution of intermediate dividends. In this regard, under the prior regime, the prevailing understanding was that the distribution of intermediate dividends necessarily depended on approval by the shareholders’ meeting, since Decree-Law No. 2627/1940 — which was replaced by the Brazilian Corporations Law — did not provide for the possibility of the Articles of Incorporation to authorize management bodies to declare intermediate or interim dividends[113].

[113] In this regard, the sole paragraph of Article 132 of Decree-Law No. 2627/1940 only established that:

“Companies that, under the law or as provided in the Articles of Incorporation, should assess half-yearly balance sheets, may pay the corresponding dividends every six months, if the Articles of Incorporation so establish.”

Thus, Article 204 of the Brazilian Corporations Law expressly permitted the Articles of Incorporation to provide for the possibility that intermediate dividends may be declared by management bodies, without, however, removing the jurisdiction of the shareholders’ meeting to decide on the matter.

In addition, the fact that Article 17 of the Articles of Incorporation expressly gives the shareholders’ meeting powers to decide on certain matters does not prevent it from deciding any other matters whose jurisdiction has not been reservedly conferred on the Board of Directors — as is the case with those powers conferred by Article 36 of the Articles of Incorporation.

In this regard, the heading of Article 17 of the Articles of Incorporation makes it clear that the matters established in its items are not exhaustive and establishes that the shareholders’ meeting shall meet whenever the Board of Directors “deems it convenient.”

Therefore, a conclusion may be drawn that the Board of Directors of Eletrobras is competent, based on the provisions of Article 204 of the Brazilian Corporations Law, and Article 36, item XXIX, of the Articles of Incorporation, to declare intermediate dividends, including those resulting from the reversal of the amounts held in the Special Reserve. However, this does not prevent the matter from also being validly resolved at a Shareholders’ Meeting.

If the matter is resolved by the Shareholders’ Meeting, the Fiscal Council shall be previously consulted, as expressly provided for in Article 163, item III, of the Brazilian Corporations Law.

The prior opinion of the Fiscal Council will not be required, however, if the dividends are directly distributed following a decision of Eletrobras’ Board of Directors, in the exercise of the jurisdiction guaranteed by Article 204 of the Brazilian Corporations Law and by Article 36, item XXIX, of the Articles of Incorporation.

Article 163, item III, of the Brazilian Corporations Law and Article 53, item III, of the Articles of Incorporation provide for the jurisdiction of the Fiscal Council to give an opinion on proposals from the management bodies regarding the distribution of dividends “to be submitted to the shareholders’ meeting.” As the resolution is not submitted for approval by Eletrobras’ shareholders’ meeting, there will be no need to submit the matter to the Company’s Fiscal Council.

The Audit and Risk Committee (“CAE”) is an advisory body to the Board of Directors, as expressly established in Article 40 of the Articles of Incorporation[114].

Under the terms of its Bylaws, CAE is competent to, among other matters, “review and issue recommendations on the remuneration of shareholders, as well as its consistency with the existing policies on dividends and the capital and free cash flow structure” (item 5.1, sub-item XXXIX).

Thus, even in cases where the distribution of dividends from the amounts held in the Special Reserve is decided directly by the Board of Directors, a new statement by the CAE is necessary.

In view of the foregoing, a conclusion may be drawn that the shareholders’ meeting of Eletrobras can validly decide on the distribution of dividends from the Special Reserve account. In this case, a new statement is necessary, not only from CAE, but also from the Fiscal Council.

[114] “Article 40. The Board of Directors shall have the support of the Audit and Risk Committee and the Management, People and Eligibility Committee.” (emphasis added)

Nevertheless, the declaration of dividends due to the reversal of the Special Reserve may also be made directly upon resolution of Eletrobras’ Board of Directors, in which case arranging a new statement from CAE will suffice, and the matter is not required to be submitted to the prior opinion of the Company’s Fiscal Council.

7th QUESTION

“Once the Special Reserve has been declared as dividends following the decision of the Board of Directors, when will we need to start updating the amount of the credit of the shareholders, considering the provisions of Article 1, Paragraph 4 of Decree No. 2673/1998?”

ANSWER

Article 185, which was in the original wording of the Brazilian Corporations Law, providing for inflation adjustment of the financial statements, was revoked by Article 29 of Law No. 7730/1989[115]. Likewise, the inflation adjustment of the financial statements referred to in Law 7799/1989 and Article 1 of Law No. 8200/1991 was extinguished by Law No. 9249/1995, whose Article 4, sole paragraph, expressly precluded the use of any system of inflation adjustment of the financial statements, including for corporate purposes.

Accordingly, no inflation adjustment is required for any of the amounts that make up the financial statements of corporations, including the Special Undistributed Dividend Reserve referred to in Article 202, Paragraphs 4 and 5, of the Brazilian Corporations Law.

For this reason, the inflation adjustment of dividends declared by companies is also not due. In this regard, CVM Instruction No. 72/1987, which provided for inflation adjustment of dividends, was expressly revoked by CVM Instruction No. 604/2018, having been included in the public hearing report that resulted in the issuance of this Instruction that:

[115] “Article 29. As of February 1, 1989, Article 185 of Law 6404, dated December 15, 1976, as well as the rules for inflation adjustment of the balance sheet provided for in Decree-Law No. 2341, dated June 29, 1987, except as provided in the following article.”

“CVM revokes CVM Instruction No. 72, dated November 30, 1987, which provides for inflation adjustment of dividends. The inflation adjustment of the financial statements was revoked by Law 9249, dated December 26, 1995, which also prohibits the use of any inflation adjustment system, including for corporate purposes. Even though it was already tacitly revoked, the lack of this express reference was already the object of doubts and the decision was to proceed to the express revocation of such rule.”[116]

Thus, in practice, companies can declare the distribution of dividends at the shareholders’ meeting held in April and only effectively pay dividends in December, at the end of the year, as established by Article 205, Paragraph 3, of the Brazilian Corporations Law, without applying any adjustment to the value of the dividends until their actual payment.

Specifically with regard to federal state-owned companies, Article 1, Paragraph 4, of Decree No. 2673/1998 establishes that “on the values of dividends and interest, as remuneration on equity, owed to the National Treasury and to other shareholders, financial charges equivalent to the SELIC rate will apply, from the end of the accounting year until the day of the actual payment, without prejudice to the levy of default interest when such payment does not happen on the date established by law, meeting or deliberation of the Board of Directors, which should be considered as the daily rate, for adjusting such amount over the period of five business days prior to the date of payment, the same SELIC rate disclosed on the fifth business day that precedes the day of the actual settlement of the obligation” (emphasis added).

This a provision is of an exceptional nature, as it precludes the application of the general principle that the amounts recorded in the financial statements of corporations are not subject to inflation adjustment, and consequently, should be subject to a restrictive interpretation, applying only to the cases governed by this provision.

[116] SDM Public Hearing Analysis Report No. 06/18. CVM SEI Proceeding No. 19957. 009015/2018-08.

Article 1, Paragraph 4, of Decree No. 2673/1998, reproduced in Article 55, Paragraph 2, of Eletrobras’ Articles of Incorporation, then applies only to the cases of dividend distribution regulated therein, which consist of payments by federal state-owned companies for dividends and interest on shareholders’ equity due to net income assessed in the previous fiscal year based on the financial statements prepared at the end of the year. In effect, the said provision refers to the “closing of the accounting year” as an initial milestone for the levy of the SELIC rate.

The definition of the scope of application of the rule provided for in Article 1, Paragraph 4, of Decree No. 2673/1998 requires an analysis of this provision in the light of the heading of the Article in which it is included. This is because the heading is in the core of the Article and encompasses all its other components (paragraphs, items, sub-items, etc.).

In this case, the heading of Article 1 of the said Decree addresses the mandatory dividend owed to shareholders in each accounting year, establishing that the Articles of Incorporation of government-controlled companies should have a provision for “remuneration to shareholders equivalent to, at least, twenty and five percent of the adjusted net income, calculated in each accounting year” (emphasis added).

As previously mentioned, the essential characteristic of the mandatory dividend is the annual character of its payment, which is based on the financial statements prepared by the company at the end of the accounting year.

Thus, it appears that Article 1 of Decree No. 2673/1998 deals, both in the heading and in Paragraph 4, with dividends paid annually by federal state-owned companies based on the net income assessed in the prior accounting year.

In this specific case, however, the dividends that may be declared by Eletrobras due to the reversal of the Special Reserve do not fall within the the hypotheses for the distribution of dividends regulated by Article 1 of Decree No. 2673/1998.

In this regard, the amounts distributed due to the reversal of the Special Reserve do not fall within the mandatory dividend dealt with in the heading of Article 1 Decree No. 2673/1998. As provided for in Article 202, Paragraph 4, of the Brazilian Corporations Law, the amounts allocated to the Special Reserve are no longer mandatory when their distribution is inconsistent with the company’s financial situation.

In addition, the amounts to be distributed due to a possible reversal of the Special Reserve also do not stand as net income assessed in the previous accounting year based on the annual financial statement (scenario of Paragraph 4 of Article 1 of the Decree under analysis). As mentioned in the Term of Reference, such amounts refer to profits assessed in the 2018 accounting year which were allocated to the Special Reserve following the resolution of the 2019 Shareholders’ Meeting of the Company.

In this regard, it is worth mentioning that updating the amounts that may be distributed by Eletrobras by the reversal of the Special Reserve from the end of 2018 until the actual payment is not possible, and not even from the beginning of the current accounting year. This would be equivalent to applying inflation adjustment to the Special Reserve, which was prohibited by Law 9249/1995, as previously mentioned.

In addition, the CVM Collective Board itself has already expressed its understanding regarding the impossibility of applying inflation adjustment to the amounts held in the Special Reserve, not even at the time of their distribution:

“17. Therefore, I conclude that there is no basis to justify the levy of interest and/or inflation adjustment on the amounts included in the special reserve when distributed to shareholders.”[117] (emphasis added)

Therefore, it is not possible to correct the dividend values either from the year in which the Special Reserve was created, or from the beginning of the current accounting year.

[117] CVM Administrative Proceeding No. SP2016/0264, Rapporteur Officer Gustavo Tavares Borba, tried on September 11, 2018. Available at www.cvm.gov.br.

It should be noted, moreover, that the same understanding applies to the intermediate dividends that may be distributed by Eletrobras based on other profit reserves recorded in prior years.

It is also not possible to apply the SELIC rate between the declaration of dividends resulting from the reversal of the Special Reserve and the actual payment of such amounts, as this scenario is not provided for in Paragraph 4 of Article 1 of Decree No. 2673/1998. And, as previously mentioned, this provision should be subject to a restrictive interpretation, and it is not possible to expand its application to hypotheses that are not directly addressed by it.

In addition, as previously mentioned, the payment of dividends under the Special Reserve shall happen immediately after their declaration by the competent corporate body, and it is not possible to postpone their payment until the end of the accounting year, as is done with dividends distributed under the general rule of Article 205, Paragraph 3, of the Brazilian Corporations Law.

As it is not accepted that there is a long period between the declaration of the dividends reversed from the Special Reserve and their payment, there is no justification for applying the inflation adjustment between the declaration and the actual payment.

In fact, an inflation adjustment is nothing more than a way of readjusting the original value of a credit as a result of the time that has elapsed since its constitution, with an understanding in jurisprudence and case law as to its appropriateness for long-term credits.

Thus, in addition to not having a legal basis, the application of the SELIC rate between the date of the declaration of dividends and its actual payment has no economic justification, since the payment of any dividends by Eletrobras as a reversal of the Special Reserve should happen as soon as possible after their declaration.

Therefore, as the updating scenario provided for in Decree No. 2673/1998 does not apply to the distribution of intermediate dividends due to the reversal of the Special Reserve, a conclusion may be drawn that Eletrobras’ managers cannot apply the said inflation adjustment to the distribution of the dividends under review in this Opinion.

8th QUESTION

“Still on the payment of intermediate dividends, if the company declares dividends from reserves other than the special dividend, but which are the result of allocations of income from prior years, what would be the form and order of distribution of said amounts among the preferred and common shareholders if this payment was made before the payment of the mandatory dividends for the current year? What would be the form and order of distribution of said amounts to the preferred and common shareholders if this payment was made after the payment of the mandatory dividends for the current year? In that case, would there be ‘continuity in payment’ if it happens in the same year?”

ANSWER

The conclusions set out in the answers to Questions 1 and 2 above apply to any intermediate dividend that may be distributed by Eletrobras before or after the declaration of the mandatory dividend referring to this accounting year, regardless of the nature of the reserve that may substantiate such intermediate dividend, considering that the priority in receiving dividends given to shares with fixed or minimum dividends prevails in any event of dividend distribution made by the company, without any restriction.

Thus, in the event intermediate dividends are declared, prior to the distribution of the mandatory dividend for the current year, based on reserves previously restricted by the company, other than the Special Reserve, priority dividends shall be initially paid to class A and B preferred shares, until the amount corresponding to the percentages provided for in Paragraphs 1 and 2 of Article 9 of the Articles of Incorporation is reached.

On the other hand, if the distribution of intermediate dividends happens in 2021 and after the declaration of the mandatory dividend for this accounting year, and this has already been sufficient to allow the payment of priority dividends due to class A and B preferred shares, the intermediate dividends shall be distributed, initially, to the holders of common shares, until they receive the same amount paid to the preferred shareholders, subtracted from the amount corresponding to the percentage of 10% higher assured to the preferred shares, as provided for in Paragraph 4 of Article 9 of the Articles of Incorporation.

This is our opinion.

Rio de Janeiro, January 21, 2021.

Nelson Eizirik

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.